Form 20-F/A
period 2001-12-31
LEGRAND
filed 2003-01-23
CIK 935812

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on January 22, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2001
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File number: 33-88608

Legrand
(Exact name of Registrant as specified in its charter)

France
(Jurisdiction of incorporation or organization)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges Cedex
France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class	Name of each exchange on which registered
8 1/2% Debentures due February 15, 2025	None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common shares	21,435,408
Preferred non-voting shares	6,717,529

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒        No ☐

        Indicate by check mark which financial statement Item the Registrant has elected to follow:

Item 17 ☐        Item 18 ☒

i

FORWARD-LOOKING STATEMENTS

        In addition to historical information, this annual report includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to Legrand's future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable. These statements are identified by the use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," and similar terms and phrases, including references to assumptions. They appear principally in the sections entitled "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company," and "Item 5. Operating and Financial Review and Prospects," as well as in other sections of this Annual Report.

        These forward-looking statements involve risks, uncertainties and other factors that may cause Legrand's actual future results, performance and achievements to be materially different from those suggested or described in this annual report. Many of the factors that will determine these results, performance and achievements are beyond Legrand's control. Such factors include, among others:

  •
  the outcome of the divestment by Schneider Electric of its 98.1% interest in the Company's outstanding share capital,

  •
  economic and business conditions in France, Italy, the United States and the other global markets in which Legrand and its customers do business,

  •
  prices of raw materials and components,

  •
  exchange rates and interest rates,

  •
  changes in the competitive environment affecting Legrand, and

  •
  market regulations.

        Legrand undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to U.S. securities laws and regulations. The risks described above and in "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" are not exhaustive. Legrand operates in a very competitive and rapidly changing environment. New risks, uncertainties and other factors emerge from time to time and it is not possible for Legrand to predict all such risks, nor can Legrand assess the impact of all such risks on its business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements as a prediction or guarantee of actual results.

DEFINITIONS AND MARKET INFORMATION

        In this Annual Report, Legrand S.A. is referred to as the "Company", while Legrand S.A. together with its consolidated subsidiaries are referred to as "Legrand" or the "Group".

        This annual report contains information on the Group's markets, including market sizes and market shares. Legrand is not aware of any exhaustive industry or market reports that cover or address the specific markets for products for low-voltage electrical installations and information networks in buildings. Therefore, the Group has historically assembled information on its markets through its subsidiaries worldwide, which in turn assemble information based on or derived from formal and informal contacts with industry professionals through, for example, professional associations, trade data from distributors, building statistics or macroeconomic data such as Gross Domestic Product or consumption of electricity. Management believes that this information provides fair and adequate estimates on the size of each of its markets and reflects its competitive position within each of those markets. However, the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same results.

U.S. GAAP RESTATEMENT

        In connection with its sale by Schneider Electric to a consortium led by Wendel Investissement and Kohlberg Kravis Roberts & Co. L.P., the Group performed a comprehensive analysis of certain of its financing structures. In connection with this analysis, the Group concluded that certain entities, which were previously not consolidated in the financial statements of the Group, are required to be consolidated in accordance with U.S. GAAP. Accordingly, the Group's U.S. GAAP financial information contained herein has been restated to reflect the consolidation of these entities. The restatement does not affect the Group's previously reported French GAAP financial statements. See note 28(e) for additional information on the accounting for these entities (and the impact thereof) under U.S. GAAP.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Consolidated Financial Data

        This section shows selected consolidated financial data for Legrand for the five years through December 31, 2001. This data has been derived from Legrand's consolidated financial statements, which were prepared in accordance with French generally accepted accounting principles ("French GAAP"). Legrand's consolidated financial statements were also prepared in all material respects in accordance with United States generally accepted accounting principles ("U.S. GAAP") except for certain items described in Note 1 to Legrand's consolidated financial statements. For a description of the principal differences between French GAAP and U.S. GAAP as they relate to Legrand, please refer to "Item 5. Operating and Financial Review and Prospects—U.S. GAAP Reconciliation" and Note 28 to the consolidated financial statements.

        In accordance with its growth strategy, the Group has acquired a significant number of companies, assets and operations over the past five years. The only acquisition that, individually, has had a material impact on Legrand's financial statements and has affected year-to-year comparisons of its results of operations, assets and liabilities has been the acquisition of the Wiremold group. See "Item 4. Information on the Company—Business Overview".

        The Group's general policy is to consolidate acquired companies and divisions on their date of acquisition in accordance with generally accepted accounting practices. However, it may happen that when the consolidation of the acquired company or division is not expected to have a significant impact on the Group's income or assets, for reasons of practicality, consolidation occurs the first day of the fiscal year following the year during which the company or division has been acquired.

        For the convenience of the reader, the selected consolidated financial information for 2001 set forth in the tables below has been translated into U.S. dollars ("$") based on €1.0318 per U.S. dollar (or $0.9692 per euro), which was the Noon Buying Rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001. No representation is made that euros have been, could have been or could be converted into dollars at the rates indicated or any other rate.

        For more detailed financial information, please read "Item 5. Operating and Financial Review and Prospects" and Legrand's consolidated financial statements, with the related notes, which are included elsewhere in this Annual Report.

	Year ended December 31,
	2001		2000	1999	1998	1997
	$	€	€	€	€	€
	(in millions, except percentages and per share data)
Consolidated Statement of Income Data
Net sales	3,001	3,096	2,799	2,300	2,177	1,985
Cost of goods sold	(1,694)	(1,748)	(1,539)	(1,265)	(1,205)	(1,123)
of which depreciation of tangible assets	(170)	(175)	(152)	(132)	(126)	(125)
of which amortization of intangible assets(1)	(63)	(65)	(42)	(26)	(23)	(17)
Administrative and selling expenses	(751)	(775)	(677)	(558)	(503)	(442)
Research and development expenses	(132)	(136)	(123)	(110)	(102)	(94)
Other operating expenses	—	—	(2)	17	2	—
EBITDA(2)	606	630	623	525	500	455
Operating income(3) before amortization of intangible assets	441	455	471	393	374	330
Operating income(3) before amortization of goodwill	424	437	458	384	369	326
Amortization of goodwill	(46)	(47)	(29)	(17)	(18)	(13)
Operating income(3)	378	390	429	367	351	313
as a percentage of net sales	12.6%	12.6%	15.3%	16.0%	16.1%	15.8%
Interest income (expense)	(89)	(92)	(64)	(27)	(30)	(30)
Profits (losses) from disposal of fixed assets	(3)	(3)	(3)		6	(4)
Other revenues (expenses)	(45)	(46)	(23)	(31)	(40)	(32)
Expenses related to the takeover bid for shares	(17)	(18)	—	—	—	—
Income before taxes, minority interests and equity in earnings of investees	224	231	339	309	287	247
Income taxes	(54)	(56)	(106)	(104)	(99)	(87)
Net income before minority interests and equity in earnings of investees	170	175	233	205	188	160
Minority interests	(2)	(2)	(2)	(2)	(2)	(2)
Equity in earnings of investees	3	3	4	1	7	4
Net income attributable to Legrand	171	176	235	204	193	162
as a percentage of net sales	5.7%	5.7%	8.3%	8.9%	8.9%	8.2%
Earnings per share(4)
Earnings per common share	5.44	5.61	7.68	6.57	6.24	5.21
Earnings per preferred non-voting share	8.70	8.98	12.29	10.52	9.98	8.33
Earnings per share,(4) assuming dilution
Earnings per common share	5.44	5.61	7.62	6.52	6.2	5.18
Earnings per preferred non-voting share	8.70	8.98	12.19	10.43	9.92	8.29
Cash dividend per common share	1.81	1.87	1.87	1.70	1.55	1.37
Amounts in accordance with U.S. GAAP
Operating income (restated)	327	337	406	339	333	284
Net income attributable to Legrand (restated)	139	144	225	196	185	153

(1)
Includes amortization of goodwill.

(2)
EBITDA is defined as the sum of operating income, depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in France or the United States and should not be considered a substitute for operating income, net income, cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with accounting principles generally accepted in France or the United States, or as a measure of profitability or liquidity. Legrand's EBITDA may not be comparable to EBITDA as defined by other companies.

(3)
Operating income consists of income before taxes, net interest expense, cash discount for prompt payment and exchange gains and losses. See "Item 5. Operating and Financial Review and Prospects—General."

(4)
Earnings per share have been restated in accordance with the requirements of FASB statement No. 128.

	Year ended December 31,
	2001		2000	1999	1998	1997
	$	€	€	€	€	€
	(in millions, except percentages and ratios)
Consolidated Balance Sheet Data (end of period)
Current assets:
Cash and cash equivalents	515	531	380	304	211	335
Marketable securities	584	603	569	612	654	630
Trade accounts receivable	653	674	655	548	497	452
Short-term deferred taxes	65	67	72	32	16	19
Other current assets	132	136	151	139	120	77
Inventories	451	465	461	378	357	318
Total current assets	2,400	2,476	2,288	2,013	1,856	1,832
Property, plant and equipment:
At cost	2,465	2,543	2,381	1,970	1,800	1,711
Less accumulated depreciation	(1,406)	(1,451)	(1,301)	(1,102)	(1,009)	(952)
Total	1,058	1,092	1,080	868	791	759
Other non-current assets:
Investments	28	29	306	82	63	116
Goodwill	1,114	1,149	976	343	324	234
Long-term deferred taxes	48	50	44	22	21	14
Other non-current assets(1)	459	474	125	42	37	31
Total	1,650	1,702	1,451	489	445	395
Total assets	5,108	5,270	4,819	3,370	3,092	2,985
Current liabilities:
Short-term borrowings(2)	1,248	1,288	989	373	322	282
Accounts and notes payable	225	232	253	216	200	169
Short-term deferred taxes	2	2	5	3	3	2
Proposed dividend for the year	58	60	57	53	47	43
Other current liabilities	440	454	438	372	331	314
Total current liabilities	1,973	2,036	1,742	1,017	903	810
Non-current liabilities:
Long-term liabilities	169	174	157	143	132	132
Long-term borrowings	942	972	1,179	556	509	542
Long-term deferred taxes	34	35	35	39	33	23
Subordinated securities(3)	258	266	312	354	392	426
Minority interests	10	10	9	7	10	12
Shareholders' equity	1,722	1,777	1,385	1,254	1,113	1,040
Total liabilities and shareholders' equity	5,108	5,270	4,819	3,370	3,092	2,985
Net borrowed funds(4)	1,349	1,392	1,531	367	358	285
Gearing(5)	78%	78%	111%	29%	32%	27%
Ratio of Net borrowed funds to EBITDA	213%	213%	246%	70%	72%	63%
Consolidated Statement of Cash Flows Data:
Capital expenditures	(183)	(189)	(234)	(213)	(191)	(151)
as a percentage of net sales	6.1%	6.1%	8.4%	9.3%	8.8%	7.6%
Net cash provided from operating activities	390	402	244	342	295	298
as a percentage of net sales	13.0%	13.0%	8.7%	13.5%	15.0%	14.9%
Net cash provided from operating activities less capital expenditures	206	213	110	129	104	147
as a percentage of net sales	7.0%	7.0%	0.0%	6.0%	5.0%	7.0%
Net cash (used in) investing activities	(171)	(176)	(1,061)	(170)	(334)	(281)
Net cash (used in) provided by financing activities	(72)	(74)	892	(80)	(79)	70
Depreciation of property, plant and equipment	170	175	152	132	126	125
Ratio of earnings to fixed charges(6)	2.21	2.21	3.23	4.03	3.69	3.23

(1)
Includes 4,948,527 shares of Schneider Electric valued at €266 million at December 31, 2001. See note 1(a) to Legrand's consolidated financial statements.

(2)
Includes (a) current portion of long-term borrowings, which amounted to €11 million at December 31, 2001, €10 million at December 31, 2000, €12 million at December 31, 1999, €9 million at December 31, 1998, and €13 million at December 31, 1997, and (b) bank overdrafts, which amounted to €85 million at December 31, 2001, €91 million at December 31, 2000, €70 million at December 31, 1999, €80 million at December 31, 1998, and €58 million at December 31, 1997.

(3)
See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Subordinated Securities."

(4)
Net borrowed funds are the sum of short-term borrowings, bank overdrafts, long-term borrowings, and subordinated securities, less cash and cash equivalents and marketable securities.

(5)
Gearing is the ratio of net borrowed funds to shareholder's equity.

(6)
For the purpose of determining the ratio of earnings to fixed charges, (i) earnings consist of pre-tax income from continuing operations plus equity in net income of affiliated companies and fixed charges, less capitalized interest expense and minority interests; and (ii) fixed charges consist of interest expense plus interest expense of companies accounted for on an equity basis and interest included in rental expenses.

	Year ended December 31
	2001		2000	1999	1998	1997
	$	€	€	€	€	€
	(in millions except percentages and per share data)
Capital stock
Capital stock	54	56	53	54	42	42
Number of common shares (outstanding)	21,435,408	21,435,408	20,044,270	20,414,504	20,547,246	20,532,526
Number of preferred non voting shares (outstanding)	6,717,529	6,717,529	6,660,233	6,601,289	6,565,223	6,529,974

        For additional information regarding dividends declared per ordinary share, see "Item 8. Financial Information—Dividend Policy."

Exchange Rate Information

        Since January 1, 2001, Legrand's financial statements have been prepared and published in euros. Legrand's consolidated financial statements for 1997 through 2000 were originally prepared in French francs ("FF") prior to their conversion into euros. These French franc amounts have been converted into euros at the official conversion rate set on January 1, 1999 of FF 6.55957= €1.00. The use of this official conversion rate does not take into account the fact that the value of the French franc may have been different before January 1, 1999. In addition, percentage changes between items in 1999 and 2000 discussed in this Annual Report may not correspond precisely to the percentage changes between such items prior to their conversion into euros, due to rounding adjustments occurring on conversion.

        For the convenience of the reader, this Annual Report shows translations of certain euro amounts into U.S. dollars based on €1.0318 per U.S. dollar (or $0.9692 per euro), which was the Noon Buying Rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001. No representation is made that euros have been, could have been or could be converted into dollars at the rates indicated or any other rate. On June 25, 2002, the Noon Buying Rate was €.9692 per U.S. dollar.

        The table below shows certain Noon Buying Rate information from 1997 through May 2002. Amounts for 1997 and 1998, which were originally expressed in French francs per $1.00, have been converted into euros using the official conversion rate of FF 6.55957 = €1.00 set on January 1, 1999.

This exchange rate information is provided only for your convenience and does not represent the exchange rates used by Legrand in the preparation of its consolidated financial statements.

Year	At end of period	Average Rate(1)	High	Low
	(€/$)	(€/$)	(€/$)	(€/$)
1997	0.92	0.89	0.97	0.79
1998	0.86	0.90	0.95	0.82
1999	0.99	0.94	1.00	0.85
2000	1.07	1.09	1.21	0.97
2001	1.12	1.12	1.19	1.05
December	1.12	1.12	1.14	1.12
2002
First Quarter	1.15	1.14	1.16	1.11
January	1.16	1.13	1.16	1.11
February	1.15	1.15	1.16	1.14
March	1.15	1.14	1.16	1.13
April	1.11	1.13	1.14	1.11
May	1.07	1.09	1.11	1.07

(1)
The Average Rate for the euro is calculated as the average of the month-end figures for the relevant year-long period or the average of the Noon Buying Rates on each business day for the relevant month-long period.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

Factors Related to the Economic and Legal Environment

Adverse economic conditions affecting the building sector might reduce the Group's operating results

        The demand for Legrand's products is determined principally by the extent to which electricians and contractors request Legrand products from distributors—which in turn is determined by the level of activity in the building sector, as well as the perceived competitive advantages of Legrand products. The rate of construction of new residential, commercial and industrial buildings and the levels of activity relating to the renovation and maintenance of existing buildings are sensitive to changes in general economic conditions, particularly general economic growth, consumption, investment, employment levels, real estate incentives and consumer confidence. These factors caused Legrand's consolidated net sales, calculated using constant exchange rates between the euro and other currencies and restated to exclude the effect of acquisitions, to decline by 1.6% in 2001 compared to 2000. This decline was mainly due to the economic downturn in the United States in 2001. While the Group's other reporting segments posted, on average, a 1.7% increase in net sales between 2001 and 2000 calculated on the same basis, the United States and Canada segment reported an 11% decrease. Any further declines in economic conditions would likely result in declines in the Group's net sales and profitability.

Increases in production material prices might cause the Group's earnings to decline

        Approximately €910 million of the Group's cost of goods sold in 2001 (out of a total of €1,748 million) related to production materials. Production materials are divided into raw materials, which accounted for approximately €400 million of purchases in 2001, and other types of production materials such as parts, components and semi-finished and finished products, which accounted for approximately €510 million in 2001. Increases in the prices of production materials cannot necessarily be passed on to customers by product price adjustments. Legrand's costs could increase without an equivalent increase in sales, which in turn could cause its margins to decline and affect its profitability.

Regulations could be enacted in the future that may harm the Group's business, operating results and financial position

        The Group's products, which are sold in more than 160 countries, are subject to regulations in each of those countries, as well as to various types of supranational regulations. Those regulations include tax rates, trade restrictions, tariffs, labor laws and environmental regulations. Changes in any of these regulatory frameworks could lead to lower sales and increased operating costs, which may lead to a decline in the Group's profitability and earnings. For example, the implementation of trade restrictions or tariffs on Legrand's products could lead to a decline in the Group's export sales, which in turn would cause Legrand to record lower consolidated net sales. In addition, Legrand's products are subject to quality and safety controls governed by both national standards and supranational standards, such as E.U. directives, European Committee for Electrotechnical Standardization (CENELEC) product norms and international standards adopted by international organizations such as the International Electrotechnical Commission (IEC). If Legrand's products are required to comply with new, more stringent product norms, the Group may be required to incur costs in developing or modifying its product lines. If these costs cannot be recovered through higher prices, the Group's profitability may decline.

Legrand may incur environmental liability and capital costs in connection with its past, present and future operations

        The Group's activities are subject to extensive and increasingly stringent environmental laws and regulations at the local, state and national levels. These laws and regulations impose increasingly stringent environmental obligations regarding, among other things, air emissions, asbestos, wastewater and solid waste discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. In some circumstances, Legrand could be required to pay fines or damages and incur clean up and remediation costs under these environmental laws and regulations even if

  •
  it exercises due care in conducting its operations;

  •
  it complies with all applicable laws and regulations; and

  •
  the quantity of pollutant at issue is very small.

        In addition, Legrand may be required to pay fines or damages as a result of violations by acquired companies or operations of applicable environmental laws and regulations even if these violations occurred prior to the acquisition of these companies or operations by Legrand. Courts or regulatory authorities may also require Legrand to undertake investigations and/or remedial activities regarding either current or historical contamination at current facilities, former facilities or offsite disposal facilities. Courts or regulatory authorities may also require Legrand to curtail operations and/or close facilities temporarily or permanently in connection with applicable environmental laws and regulations. Legrand could also become subject to claims for personal injury or property damage. Any of these actions may harm Legrand's reputation and adversely affect its business and financial condition.

Legrand has made and will continue to make capital and other expenditures to comply with applicable environmental laws. If Legrand is unable to recover these expenditures through higher prices, its profitability levels may decline.

Factors Related to the Competitive Environment

Intense competition might harm the Group's ability to sell products and could reduce its market share

        The market for products for low-voltage electrical installations and information networks in buildings is highly competitive in terms of pricing, product and service quality, new product development and introduction time. Legrand's competitors range from highly specialized local small or medium-sized companies to divisions of large-scale conglomerates, such as Schneider Electric, ABB, Siemens, General Electric and Matsushita, which may have superior financial and marketing resources compared to Legrand due to their size. Competitors may launch products featuring superior capabilities, decrease prices or propose bundled offers, secure long-term contracts or agreements with some of the Group's customers or acquire companies targeted for acquisition by Legrand. Legrand may lose business if it is unable to match the prices, technologies or quality offered by its competitors or take advantage of new business opportunities through acquisitions, which could lead to a decline in sales and profitability. Furthermore, Legrand must commit resources before launching a new or upgraded product line, which, if not as successful as expected, may not generate the anticipated amount of sales despite the expenses incurred.

        In particular, large-scale competitors may be better able to exploit the trend in Legrand's market of combining traditional lighting equipment with computerized systems that operate applications such as light, ventilation, heating, air conditioning or alarms or other security systems. These competitors may be better able to secure resources for investment in product development in order to offer high technology electrical equipment, and Legrand may be required to obtain financing on disadvantageous terms to make the investments required in order to compete with the new products launched by these competitors. In addition, as the market for Legrand's products evolves towards combined packages of traditional lighting equipment and computerized systems, Legrand may experience competition from other companies that do not presently compete with Legrand's products, which may lead to a decline in sales, a loss of market share and increased costs, such as sales and marketing expenses and research and development costs.

        Any increase in competition in Legrand's markets, or any activities by Legrand's competitors, including the activities mentioned above and others, could lead to a decline in Legrand's net sales and/or an increase in its costs, which could cause the Group's profitability to decline.

Imports from lower-cost producers in the Group's main markets may harm its results and financial position

        As a result of Legrand's policy of manufacturing products close to or within the market in which they are sold, Legrand realizes approximately 85% of its net sales through subsidiaries located in developed countries, specifically in Western Europe and, to a lesser extent, in the United States and Canada. Production in developed countries generally entails higher costs, such as labor expenses and real estate prices. Imports into the Group's markets of products manufactured in developing countries and sold at lower prices, including counterfeited products, may lead to decreases in the Group's market share and/or to decreases in the average selling prices of the Group's products. For example, in the United Kingdom, where Legrand generated 3% of its consolidated net sales in 2001, management believes that the switches and sockets market has become relatively commoditized, with competition based on price rather than product features or end-user appeal. As a result, a significant proportion of switches and sockets sold in the United Kingdom market is now manufactured in China, where producers can manufacture products at significantly lower cost. If other markets display similar characteristics, Legrand would be less able to compete effectively or its net sales would decline, which would lead to a decrease in profitability.

Factors Related to the Company's Business

Legrand is increasingly susceptible to risks associated with its international operations, which could harm its operating results

        As part of its growth strategy, Legrand has established production and/or distribution subsidiaries and offices in close to 60 countries, and sells its products in more than 160 national markets. The extent of Legrand's international operations subjects the Group to a variety of risks, including:

  •
  currency exchange rate fluctuations;

  •
  recessionary trends in some countries, inflation and higher interest rates;

  •
  tariffs, duties, export controls and other trade barriers;

  •
  unexpected changes in regulatory requirements and applicable laws in some countries;

  •
  longer accounts receivable payment cycles and difficulties in collecting accounts receivable in some countries;

  •
  difficulties in obtaining and enforcing intellectual property rights, due to more limited legal protection in some countries;

  •
  potentially adverse tax consequences;

  •
  insufficient provisions for retirement obligations in certain countries;

  •
  the administrative costs associated with complying with a wide variety of foreign laws and regulations;

  •
  instability of the financial markets;

  •
  political and economic instability in some countries.

        Legrand may not be able to insure or hedge against these risks, which may affect its results of operations and profitability.

Unfavorable foreign exchange rate and interest rate fluctuations may harm the Group's results of operations and financial condition

        Legrand is exposed to foreign exchange risk arising from foreign currency denominated assets, liabilities, revenues and costs. As a result, to prepare its consolidated financial statements Legrand must translate its assets, liabilities, income and expenses in other currencies into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro in respect of these other currencies will affect the value of these items in Legrand's consolidated financial statements, even if their value has not changed in their original currency. In addition, to the extent that Legrand incurs expenses that are not denominated in the same currency as the related revenues, exchange rate fluctuations could cause the level of expenses to increase with respect to its net sales. Whenever management believes it appropriate, Legrand seeks to achieve natural hedges by matching funding costs to operating revenues in each of the major currencies in which the Group operates. The Company also uses forward foreign exchange contracts and currency swaps to manage its exposure to foreign exchange risk. However, these activities are not always sufficient to protect Legrand against the consequences of a significant fluctuation in exchange rates on Legrand's financial condition and results of operations.

        In addition, because Legrand has a significant amount of debt outstanding, its results and financial condition may be affected by changes in prevailing interest rates. As of December 31, 2001, most of

Legrand's €1.4 billion net outstanding debt was subject to floating or variable interest rates. Fluctuations in interest rates may also affect Legrand's future growth strategy. A rise in interest rates may obligate Legrand to finance capital expenditures and acquisitions or to refinance existing debt at a higher cost in the future, which may lead it to decide to curtail or delay its expansion plans and to forego attractive business opportunities.

The Group's products could contain defects, fail to operate properly or cause harm to persons and property, which could harm the Group's business

        The Group manufactures more than one billion finished products a year. Providing products to the market for low-voltage electrical installations and information networks in buildings involves certain risks. Regardless of testing, the Group's products might not operate properly or might contain errors and defects, particularly when first versions or enhanced products are released. This could lead to accidents and property and equipment damage. These accidents could result in claims, loss of revenues, warranty costs, costs associated with product recalls, litigation, and delay in market acceptance or harm to the Group's quality reputation. These factors could harm the Group's financial condition and results of operations.

If the Group is unable to acquire or integrate companies, its business may be harmed

        Legrand's growth strategy relies in part on its acquisition of local manufacturers that provide new technologies, complementary product lines, new or additional market opportunities or synergies with other companies within the Group. In pursuing this growth strategy, Legrand may encounter difficulties in the successful negotiation or financing of acquisitions as well as in the integration of acquired businesses, technologies or products. Problems regarding financing may include the inability to obtain acquisition financing on favorable terms, which could require the Group to obtain financing on disadvantageous terms to meet commitments, deplete financial resources allocated to other uses or effect dilutive capital increases. Risks relating to the integration of acquired businesses include possible inconsistencies in procedures (including accounting systems and controls), policies and business cultures, the diversion of management attention from day-to-day business as a result of the need to focus on integration issues, the departure of key employees and latent liabilities such as environmental liabilities. In addition, Legrand may have to record charges with respect to amortization of goodwill and to other non-amortized intangible assets related to such acquisitions, which could have a significant negative impact on Legrand's financial condition and results of operations.

The Group may face difficulties managing its inventory

        The Group has more than 130,000 catalog numbers worldwide. In order to cope with the increasing number of products marketed by the Group, Legrand has implemented a number of inventory management incentives and has increased the number of standardized components used in Legrand products, thereby simplifying inventory management. However, if these methods are unsuccessful, the Group might face difficulties in adequately managing its inventory, which could result in product unavailability, a fall in the level of customer service or increased costs in maintaining the same level of service, as well as an increase in inventory carrying costs. These factors could harm the Group's profitability.

Factors Related to the Ruling of the European Commission
Regarding Schneider Electric's Takeover Bid

        In January 2001, Schneider Electric S.A., a French company, launched a public exchange offer outside the United States for all outstanding shares of the Company. The offer was amended in June 2001. The board of directors of the Company recommended that its shareholders accept Schneider Electric's offer, and the descendants of Legrand's founding shareholders, who held more than 40% of Legrand's common shares, agreed to tender their shares. Following the consummation of the exchange offer, Schneider Electric holds 98.3% of the Company's common shares, representing 98.1% of the Company's total capital stock after accounting for the Company's preferred shares.

        In October 2001, the European Commission's antitrust authority announced that it would not approve the acquisition and would require Schneider Electric to divest its shareholding in Legrand. Pending the divestment, Schneider Electric's interest in Legrand is managed through the intermediary of an independent trustee, which exercises its voting rights, holds a majority vote on the Company's board of directors and participates in the divestment process. See "Item 5. Financial and Operating Review and Prospects—Note regarding Schneider Electric' s public exchange offer" and "Item 7. Major Shareholders and Related Party Transactions". Legrand cannot guarantee that factors such as the loss of major acquisition opportunities, the diversion of management attention from day-to-day business as a result of the need to focus on divestment issues or the loss of key employees as a result of the divestment process (including the decision of the European Court of Justice with respect to Schneider Electric's appeal against the European Commission's decision) would not harm its business operations or financial condition.

Factors Related to the Debentures

Debenture holders might not be able to trade their debentures

        The Group is not aware of any U.S. or non-U.S. trading market for its 8 1/2% Debentures due February 15, 2025, and does not presently intend to apply for a listing of the debentures on any U.S. or non-U.S. securities exchange. As a consequence, holders of those debentures might not be able to trade their securities.

In the future, debenture holders might not receive information relating to the Group's activity, operations and financial position comparable to the information released by the Group in the past

        Under U.S. securities regulations, a company is not required to comply with filing obligations, including filing a Form 20-F, if the total number of registered security holders is less than 300. Legrand believes that the total number of holders of its debentures is less than 300. If Legrand decides not to file a Form 20-F in the future, debenture holders will have access only to the information on the Group's business, operations and financial position released according to French law, since the only securities of the Group that are traded on a stock exchange are the Company's common and preferred shares, which are traded on Euronext Paris. The reporting information required by French securities regulations might not be comparable to the information released in the current Form 20-F and might not be released in English.

The debentures rank pari passu with the Group's other indebtedness and are effectively subordinated to the Group's existing and future liabilities, including trade payables

        At December 31, 2001, the total amount of the Company's liabilities, which would rank pari passu with the debentures, was €1,261 million, of which €994 million consisted of long-term and short-term borrowings, including bank overdrafts, and €41 million consisted of intercompany indebtedness. None of the Company's indebtedness ranks, by its terms, senior to the debentures. As of December 31, 2001, the Company's subsidiaries had outstanding liabilities of approximately €1,406 million, of which €1,121 million represented indebtedness and trade payables. The debentures are effectively subordinated to the liabilities of the Company's subsidiaries.

Item 4.    Information on the Company

Overview

        With €3.1 billion (approximately U.S. $2.7 billion) in consolidated net sales worldwide in 2001 and more than 80 product families, Legrand believes it is one of the world's leading international manufacturers of products for low-voltage electrical installations and information networks in buildings, on the basis of revenues. Legrand offers a complete line of low-voltage electrical equipment for installation in homes, stores, offices and factories. Based on consolidated net sales in 2001, management estimates that Legrand had an average worldwide share of approximately 6% of the markets in which the same or similar types of products available in its catalog are sold.

        Legrand operates manufacturing and/or distribution subsidiaries and offices in close to 60 countries and sells its products in more than 160 national markets. The Group's reporting is organized into five geographic segments, based on region of production:

  •
  France,

  •
  Italy,

  •
  Rest of Europe,

  •
  United States and Canada, and

  •
  Rest of the World.

        Legrand's products can be divided into five principal groups:

  •
  End-user power control:  switches, power sockets and other products that enable end users to control the flow of electricity in the home or workplace, including thermostats, dimmers, infrared switches and other building automation products;

  •
  Power protection products:  fuses, molded-case circuit breakers, modular circuit breakers, distribution boards, electrical cabinets, ground-fault circuit breakers and other products that protect people, appliances and electrical systems from power surges;

  •
  Power distribution and wire management:  baseboards, trunking and ducting, cable routing systems and other products that provide safe distribution of electricity and information in buildings;

  •
  VDI, communications and security:  voice, data and image applications (known as "VDI") for computer and telephone systems, and other communications and security products such as audio and video entryphones, fire and intruder alarm systems, smoke, water, heat and motion detectors and emergency lighting equipment; and

  •
  Industrial electrical products:  heavy-duty sockets and electrical cabinets, technical alarms, transformers, signaling and controlling devices and other electrical products designed specifically for industrial applications.

        Legrand's marketing focus is based on a dual "push and pull" strategy. On the "push" side, the Group maintains a close relationship with distributors. On the "pull" side of this dual strategy, Legrand develops and sustains demand for its products by promoting its products actively to electricians and contractors as well as to end-users.

        Legrand's principal offices are located at 128, avenue du Maréchal de Lattre de Tassigny, 87000 Limoges Cedex, France (telephone +33-5-55-06-87-87). The telephone number of Legrand's financial information department is +33-1-49-72-53-53.

History and Development

        Legrand S.A. was founded in 1926 and incorporated as a French société anonyme (company with limited liability) in 1953. In 1970, the Company carried out an initial public offering and was listed on the Paris stock exchange (now called Euronext Paris).

        Over the past 50 years, Legrand has focused consistently on providing high quality products for low-voltage electrical installation and information networks in buildings. The Group has achieved stable growth by remaining close to its customers—electricians, building contractors and distributors—concentrating on new and enhanced products, production know-how and manufacturing technology, and pursuing selective acquisitions in new product and geographic areas. From 1970 through 2000, Legrand's net sales increased by an average of 9.7% per year and its earnings per share increased by an average of 9.8% per year, in each case after accounting for inflation.

        Legrand began to expand from France into other European and overseas markets during the 1960s and early 1970s, both by setting up its own operations and by acquiring local producers. In 1989, Legrand acquired BTcinio SpA ("BTicino"), a major Italian manufacturer of low-voltage electrical fittings. BTcinio also had established market positions in Mexico, Chile, Venezuela and Thailand. In 2000, Legrand acquired Wiremold, a major U.S. producer of wire management products, with additional operations in Canada, the United Kingdom, Poland and China. Legrand's other acquisitions over the past five years include:

  •
  in France: the Emergency Lighting Division of URA-Saft, with operations also in Spain and Australia (1997);

  •
  in Italy: CEB, a manufacturer of electrical cabinets (1998);

  •
  in other European countries: Quintela, a Spanish producer of wire management products (2000); and Tegui, a Spanish producer of audio and video entryphone systems (2000);

  •
  in the United States: Ortronics, a specialist in building wiring hardware for VDI applications (1998); Reiker, a specialist in ceiling support products for lighting and fans (1999); the industrial and commercial switches and sockets operations of General Electric (1999); and Horton Controls, a specialist in automated lighting systems (2000); and

  •
  in the Rest of the World: the electrical fittings and accessories division of Anam, a South Korean producer of switches, sockets, circuit-breakers and video entryphones (1999); and the low-voltage electrical products division of Lorenzetti, a Brazilian leader in the production of circuit breakers, switches and sockets (2000).

        From 1944 through 2001, Legrand was controlled by the descendants of its founding shareholders, principally the Verspieren and Decoster families. In January 2001, Schneider Electric S.A., a French company, launched a public exchange offer outside the United States for all outstanding shares of Legrand S.A.. The offer was amended in June 2001. The Company recommended that its shareholders accept Schneider Electric's offer, and the descendants of Legrand's founding shareholders, who held more than 40% of Legrand's common shares, agreed to tender their shares. Following the consummation of the exchange offer, Schneider Electric holds 98.3% of the Company's common shares, representing 98.1% of the Company's total capital stock after accounting for the Company's preferred shares.

        In October 2001, the European Commission's antitrust authority announced that it would not approve the acquisition and would require Schneider Electric to divest its shareholding in Legrand. In January 2002, it set the specific terms for the divestment of Schneider Electric's shareholding in the Company. Pending the divestment, Schneider Electric's interest in Legrand is managed through the intermediary of an independent trustee, which exercises its voting rights, holds a majority vote on the Company's board of directors and participates in the divestment process. The trustee has undertaken to ensure that the Company remains independent and maintains the autonomy and leeway necessary to ensure the existence of a genuine competitive relationship with Schneider Electric until the divestment process has been completed, while at the same time protecting Schneider Electric's economic interest in the Company.

        For further information regarding the exchange offer, the trustee and the divestment process, please see the section of this Annual Report entitled "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Note Regarding Schneider Electric's public exchange offer."

Legrand's Competitive Advantages

        Legrand's management believes that the Group benefits from the following key strategic advantages:

An established global player in a niche industry

        Legrand's consistent "pure-play" focus on products for low-voltage electrical installations and information networks in buildings—to the exclusion, for instance, of electricity generation or transmission, bulbs and lighting equipment and cabling—together with its strong brands, have provided the Group with a combination of an established worldwide market presence and powerful local positions in a number of key families of products. For example, in end-user power control, management believes that Legrand offers the only product range that addresses all standards worldwide, and estimates that Legrand held approximately 18% of the world market in switches and sockets in 2001. Similarly, in cable management systems, management estimates that Legrand held approximately 16% of the world market in 2001, while in audio and video entryphones, management estimates that Legrand held approximately 20% of the European market in 2001.

        As a result, management believes that Legrand has established itself as a leading world specialist in products for low-voltage electrical installations and information networks in buildings. Management believes that Legrand's market strengths provide the following specific advantages:

  •
  Because of its strong presence in these key markets, Legrand has been able to develop and maintain close relationships with industry players that rely on Legrand for the safety and ease in installation of its products and for technological innovation. Legrand takes advantage of these close relationships to offer new products to industry players. In this way, Legrand leverages its powerful local market positions to achieve strong growth in its existing markets and is able to penetrate new markets.

  •
  While local electrical equipment markets display significant differences in various product families—in terms of product installation methods, end-user preferences and regulatory requirements that apply to both installation and functionality—Legrand is one of the few manufacturers that is able to offer products adapted to the majority of local markets.

  •
  Legrand is able to offer—often in the form of an integrated system—virtually every product necessary to install a building's low-voltage electrical and information network systems, which enables electricians and contractors to avoid the extra cost, delay and risk involved in purchasing from multiple suppliers.

  •
  Legrand's strong presence in its local markets enables it to maintain close and constant contacts with its small and medium-sized local competitors, which in turn allows it to identify and target attractive companies for acquisition.

An active "push and pull" strategy to address the needs of market players

        Demand for Legrand products is determined principally by the extent to which electricians and contractors request Legrand products from their distributors. Legrand has consistently employed an active "push and pull" marketing strategy, focusing on building brand loyalty with decision-makers at all levels of the building construction process. Legrand maintains particularly close contacts with the professionals who specify the—components for a building project, particularly electricians, building contractors and architects and responds to the different specific needs of end-users, professionals and distributors:

  •
  End-users demand greater comfort, economy, safety and functionality from their electrical and information systems. The demand for new functionalities includes features such as easier-to-use VDI systems, the ability to change electrical settings and turn appliances on and off from a distance, intruder detection and visitor screening systems and the ability to vary lighting levels. At the same time, end-users expect all these features to form part of a harmonious home or office environment.

  •
  Electrical installation professionals, such as electricians and large building contractors, install electrical and information systems and are responsible for ensuring that these systems function correctly. These professionals demand product quality, product reliability and total safety, as well as ease and speed of installation and maintenance, the ability to link products together into a system, and product availability and price. In France, there are more than 30,000 electrical installers and contractors, ranging from self-employed electricians to larger contracting companies. These electrical installers and contractors seek additional services from manufacturers, such as training, information and technical assistance.

  •
  Architects and other professionals who specify a building's equipment demand integrated, high-performance, easy-to-use solutions that enable users to have access to the information network while allowing for flexible office space, that provide protection for the building's electrical and information networks, and that comply with all national, regional and international requirements.

  •
  Distributors seek products that are easy to stock and manufacturers that offer rapid, flexible and reliable delivery solutions and safe, protective packaging.

        Legrand targets its customers by addressing their specific needs. For end-users, the Group actively promotes its products through specific marketing campaigns emphasizing the design and functional aspects of its products, and through attractive, informative packaging and full information on new applications. For building professionals, Legrand focuses on reliable product quality and supplies, and on simple installation methods that are consistent across an entire product range to ensure trouble-free installation. Legrand also provides an extensive back-up service with product and installation information, technical guides, training programs, software packages and other services. For distributors, Legrand has focused on simplifying and speeding up the tasks of ordering, stocking and dispatching its products. These features include electronic catalogs, reducing the number of catalog references, standardizing packaging sizes and appearance, and introducing innovative services such as pre-sorted delivery.

        Through this marketing strategy, management believes that Legrand has built strong brand and product loyalty, which represents a key strength for the Group.

Technological expertise

        Legrand has an active policy of developing innovative products and solutions for its clients. See "—Products" below. New products fuel Legrand's enhancement of its product mix, which contributes to sales and profit growth. In aggregate, 37% of Legrand's consolidated net sales in 2001 were generated by products less than five years old, compared to 33% of Legrand's consolidated net sales in 1996. For example, in 2001 sales of products less than 5 years old represented approximately 76% of Legrand's total sales in Thailand, 53% in Spain, 41% in Italy, 40% in France, 25% in each of the United States (excluding Ortronics) and Germany and 19% in the United Kingdom.

        Legrand has spent over the past five years 4% to 5% of its net sales in research and development (4.4% in 2001) and dedicated close to one third of its capital expenditures to new products to support this innovation oriented policy. To protect its proprietary technology and know-how, Legrand holds almost 4,500 patents, 83% of which are held outside of France.

        In addition, management believes that Legrand has developed significant expertise in the development of automated manufacturing processes, which reduce operating costs and improve Legrand's profitability. For example, the Group frequently custom-designs and manufactures high efficiency molds, machine tools and automated assembly equipment for its own use.

Strong ability to generate cash from operations to finance growth

        Legrand's strong position in markets for products for low-voltage electrical installations and information networks in buildings around the world has historically enabled it to generate significant and growing cash flow after taking into account capital expenditures required for maintenance, product improvement and new product industrialization. Working capital provided by operations after accounting for capital expenditures as a percentage of net sales averaged 3.1% from 1970 to 1979, 4.4% from 1980 to 1989, 6.3% from 1990 to 1999, 6.9% for 2000 and 6.3% for 2001. This ability to generate cash has provided the Group the financial means to implement its growth strategy and become a significant player in key markets through organic growth and selective acquisitions.

Strategy

        Legrand's objective is to continue to achieve profitable revenue growth, by expanding revenues in its established markets and by penetrating new markets for products for low-voltage installations and information networks in buildings which management believes offer the potential for future growth. Because Legrand has a strong position with approximately only a 6% average worldwide share of the markets in which the same or similar types of products available in its catalog are sold, management believes that Legrand's markets offer significant potential to increase Legrand's market share and revenue growth. To achieve this objective, Legrand is implementing the following strategic initiatives:

Continuously broaden and enhance the Legrand product range

        Management believes that the broad range and reliable quality of Legrand's products offer an important market advantage. Legrand will continue to focus on products for electrical installations and information networks in buildings as a "pure-play" provider, but will leverage its established market positions, technological expertise and in-house research and development capacity to offer new or enhanced value-added products that provide improved quality, functionality, comfort and safety. For example, Legrand would like to increase its presence in the VDI and the domotics markets. The increasing market acceptance of long-distance control systems for home appliances provides Legrand an opportunity not only to sell the control equipment, but also to provide the related equipment such as wire management products, switches and sockets in an integrated package. For example, in Italy, Legrand leveraged its strong presence in the housing market to launch the "My Home" domotics system, the initial results of which have been encouraging, as 1,200 electricians became members of Legrand's "My Home" Club during 2001 after being trained by Legrand in the installation of domotics systems. As a result, sales in Italy of SCS, a protocol system that allows electrical products to be linked to a domotics system, tripled compared to those in 2000 and 1,200 "My Home Ready" residential buildings became equipped with these systems. Through this process, Legrand intends to enhance its product mix and generate revenue growth.

Leverage Legrand's expertise in production technology and know-how to enhance efficiency and profitability

        Legrand has developed advanced proprietary production technology and know-how that enables it to mass-produce its products efficiently while maintaining high quality. Legrand will continue to devote significant resources to developing new production technologies. At the same time, the Group intends to further improve its manufacturing processes, particularly by increasing the level of product specialization within its manufacturing plants and research and development units. Through this initiative, Legrand intends to continuously improve efficiency and reduce its production costs, thereby enhancing profitability. As part of this process, Legrand intends to increasingly implement a "make or buy" analysis on a Group-wide basis, and will consider greater outsourcing of production where management judges that cost savings can be made without loss of key intellectual proprietary expertise or quality.

Continue to put marketing and customer service first

        Management believes that Legrand's unique level of brand and product loyalty, which the Group has built up for 50 years, represents a key strength for the Group. Maintaining, expanding and leveraging this brand and product loyalty are central to Legrand's strategy. In particular, the Group intends to fuel growth by leveraging brand loyalty in established areas in order to roll out new products or market initiatives where Legrand has traditionally been less present. Brand and product loyalty is developed among electricians and contractors by providing them training programs locally and at its Innoval international training center in Limoges, France, which are designed to expand installers' expertise and services to cover new products and installation methods, as well as by providing practical and detailed technical guides, including through on-line sites, and business software applications. Legrand also generates loyalty among electricians and contractors by ensuring reliable product supplies.

Continue to pursue selective acquisitions

        Legrand intends to acquire manufacturers of products for low-voltage electrical installation and information networks in buildings when the opportunity to do so on favorable terms arises. In selecting potential acquisitions, Legrand intends to focus on local manufacturers that provide new technologies, complementary product lines, geographical market opportunities or synergies with other Group companies. Management believes that approximately 50% of its competitors in the markets it has targeted for growth are companies with total annual sales of less than €500 million in such markets, which provides Legrand with a large amount of potential suitable acquisition candidates. Legrand believes that successful acquisitions in key areas will significantly enhance its ability to provide a broader range of products and new value-added products in existing markets and to penetrate new markets as illustrated by the following:

  •
  the acquisition in 1998 of Ortronics, a specialist in building wiring hardware for VDI applications;

  •
  the acquisition in 2000 of the Wiremold group, a major U.S. producer of wire management products. According to a 1999 survey by Intertec Publishing Corporation, available at the time of Wiremold's acquisition, Wiremold was chosen by 80% of electricians in the United States as their preferred brand; and

  •
  the acquisition in 1999 of Anam, a South Korean wiring devices manufacturer. Excluding the effect of acquisitions and using constant exchange rates, the Group's net sales in South Korea increased by 7% from 2000 to 2001. However, net sales in South Korea in 2001 of products manufactured by Legrand units other than Anam increased by approximately 33%, which illustrates the leveraging of Group synergies.

Continue to achieve profitable revenue growth

        Legrand intends to leverage all of its competitive advantages in order to continue to achieve profitable revenue growth, both by expanding revenues in its established markets, which management believes continue to offer significant growth potential, and by penetrating new markets for products for low-voltage electrical installations and information networks in buildings which management believes offer the potential for future growth. In particular, management believes that there is potential for growth in less-developed regions of the world in the installation of electrical equipment and information networks for buildings, the upgrading of traditional applications and the introduction of new applications for increased safety, comfort and energy savings and the rapid development of communications technology.

        By focusing as a "pure-play" provider in a niche industry, Legrand has been able to establish, develop and maintain close relationships with industry players, which management believes will allow Legrand to benefit from expected growth in the market over the medium term—including the installation of electric power in new areas of the world, and the growth in the construction of new housing and the renovation of existing housing—to respond rapidly to the changing needs of electrical installers and end-users and to play a proactive role in the development of new value-added products and solutions.

Legrand's markets

        Legrand focuses on the worldwide market for products for low-voltage electrical installations and information networks in buildings—to the exclusion, for instance, of markets such as electricity generation or transmission, bulbs and lighting equipment, and electrical cabling. Management estimates that total sales in the markets in which the same or similar types of products available in its catalog are sold amounted to approximately €50 billion worldwide in 2001. Management estimates that Europe represents approximately 35% of this market, the United States and Canada 35%, Asia 20% and the remaining countries in the world 10%.

        The market for products for low-voltage electrical installations and information networks in buildings is highly fragmented, partly due to different technical standards, norms and user customs for some product families. Historical moves toward greater standardization of these products have not met with success, even within the European Union. This lack of standardization is due principally to the significant expense—and the limited benefit—associated with replacing the installed base of electrical systems in every building to which electricity is supplied. As a result of this fragmentation of demand due to differing national standards and practices, a significant share of the market for electrical products has traditionally remained in the hands of small local manufacturers that are in close contact with the needs and views of installation professionals in their local market.

        With certain exceptions—such as the United Kingdom—management believes that Legrand's principal markets are characterized by the relative lack of commoditization of electrical products. In general, demand for electrical products is based on factors that enable the installer to work efficiently (such as quality, reliability, ease of installation and safety) and on factors designed to appeal to the end-user (such as functionality, design, appearance and ease of use) rather than simply on price. As a result, management believes that the electrical products market presents opportunities for revenue growth for manufacturers that are able to enhance the features of their products.

        Even though growth in the worldwide market for products for low-voltage electrical installations and information networks in buildings depends principally on economic conditions, this market is relatively resilient to down cycles because conditions in different countries and regions, and in different sectors within such countries and regions, such as the housing market (private and public) and the commercial buildings market, may allow a company with a worldwide presence in each of these market sectors to compensate for adverse economic cycles in particular countries or regions or sectors with strong economic cycles in others.

        Management believes that Legrand is relatively resilient to down cycles as a result of its diverse product offering for different markets and its worldwide presence, which limits its exposure to any single market or region. For example, 57% of Legrand's net sales in 2001 were generated by the commercial and industrial buildings market and the remaining 43% generated by the housing market (private and public). In addition, 40% of its consolidated net sales in 2001 were generated in the new buildings market and 60% were generated in the renovation market, which management believes is less cyclical. Legrand also has a diverse geographical presence with sales in over 160 countries and approximately 74% of its consolidated net sales by destination generated in 2001 in countries other than France and approximately 39% in countries outside of Europe.

        In addition, Legrand's markets display the capacity for further growth in the medium term as less developed countries roll out their electrical and information networks while building owners in more developed countries upgrade their networks to offer increasing functionality. For example, management believes that the United States and Canada account for approximately one-third of Legrand's overall market and 50% of the VDI market. Management believes that there is potential for growth in the worldwide VDI market if countries in the rest of the world follow the medium term demand trends exhibited in the United States and Canada.

Organizational structure

        Legrand operates manufacturing and/or distribution subsidiaries and offices in close to 60 countries and sells its products in more than 160 different national markets. The Group's reporting is divided into five geographic segments, based on region of production:

  •
  The France segment, which represented approximately 30% of Legrand's consolidated net sales in 2001 and where 9,570 of its employees were located at year-end 2001. Approximately 70% of the net sales recorded by the France segment related to products manufactured and sold in France, while the remainder related to export sales by subsidiaries located in France.

  •
  The Italy segment, which represented approximately 18% of Legrand's consolidated net sales in 2001 and where 3,128 of its employees were located at year-end 2001. Legrand's largest subsidiary in Italy is BTicino, which operates manufacturing and distribution facilities located in different regions of Italy, as well as elsewhere in Europe (principally Spain, Belgium and Germany), Latin America (Mexico, Chile, Venezuela, Peru and Costa Rica) and Asia (Thailand). Sales by facilities located outside of Italy are recorded by the segments corresponding to the respective geographic region.

  •
  The Rest of Europe segment, which represented approximately 16% of Legrand's consolidated net sales in 2001 and where 4,772 of its employees were located at year-end 2001. Legrand's principal operations in European countries other than France and Italy are located in Belgium, Poland, Portugal, Spain and the United Kingdom.

  •
  The United States and Canada segment, which represented approximately 24% of Legrand's consolidated net sales in 2001 and where 3,441 of its employees were located at year-end 2001. Legrand's largest subsidiary in the United States and Canada segment is Wiremold, which operates manufacturing and distribution facilities located in different regions of the United

    States and Canada, as well as in China, the United Kingdom and Poland. Sales by the facilities located outside of the United States and Canada are recorded by the segments corresponding to the respective geographic region.

  •
  The Rest of the World segment which represented approximately 11% of Legrand's consolidated net sales in 2001 and where 6,235 of its employees were located at year-end 2001. Legrand's principal operations in other countries are located in Brazil, India, Mexico and South Korea.

        In October 2001—two weeks after the European Commission's decision to require Schneider Electric to divest its shareholding—Legrand's management launched an organizational initiative to:

  •
  maintain its country-based organization;

  •
  regroup its facilities into five industrial divisions—reflecting Legrand's five product groups—to optimize the Group's manufacturing and research and development resources;

  •
  form Group-wide teams to focus on specific Group-wide initiatives and projects—such as a VDI team and a commercial strategy team; and

  •
  appoint an Executive Committee to systematize the coordination of various functions of the Group, such as marketing, commercial and industrial, human resources, logistics and finance.

        Legrand's international business is structured on a decentralized, entrepreneurial basis—with local managers urged to manage local operations using an approach sometimes characterized as "manage it as if it were your own company". As a result, Legrand's subsidiaries and local operations are given significant latitude to manage the Group's business locally and to organize personnel policies. Legrand believes that this approach motivates managers and employees, and increases the Group's responsiveness to the needs and changes of local markets.

        This approach is framed within a close integration of subsidiaries that is the result of the Group's historic focus on one core business activity pursuant to which the various local subsidiaries exchange their knowledge, areas of expertise, components, finished and semi-finished products. Some subsidiaries, such as Ortronics (USA) and Arnould (France) for VDI products, Antibes (France), Bergame and Varese (Italy) for power protection products and The Watt Stopper (USA) for automated lighting, act as centers of expertise for the Group as a whole. In addition, Legrand has put in place a series of teams across the Group to coordinate and streamline policies in areas where Legrand believes that a Group-wide approach would lead to greater efficiency, such as manufacturing and research and development activities. Legrand believes that a global approach in these fields could lead to greater efficiency. These teams have broadened and strengthened as part of the organizational initiative launched in October 2001.

        In addition, management exercises strong strategic, marketing, product development and financial controls at the Group level. Annual budgets and the strategic parameters of local operations are set by Legrand's central management, and are reviewed regularly in order to monitor and improve performance.

Products

        Legrand offers more than 130,000 catalog items, grouped into 80 product families. These product families can be divided in turn into Legrand's five principal product groups. Part of Legrand's strategy is to reduce the number of product platforms as much as possible, in order to reduce manufacturing costs. Each product platform may then be used for the production of a number of specific products sharing common components. The following three characteristics are a priority for Legrand's product development:

  •
  Quality, reliability and total safety,

  •
  Simplicity, ease and speed in installation, and

  •
  Integration, which is the ability to link products together into a system.

End-user power control

        Legrand produces a broad range of switches, power sockets and other products that enable end-users to control the flow of electricity in the home or workplace. These products range from basic electrical "on-off" switches and wall sockets to thermostats, dimmers, switches activated by infrared presence detectors, and electro-mechanical and electronic time switches.

        Legrand maintains a firm commitment to new product development, including increasing the number of products that share the same platform and can be adapted to different functionalities or local markets. For example, in late 1999 and early 2000, Legrand launched the Galea™, Creo™, Tenara™ and Structura™ lines of the Athena product range of switches and sockets. These product lines are targeted at the principal 10 countries in Europe that are influenced by the German standard. They share the same operating mechanisms but use different cover plates, feature up to 180 functions for use in both commercial buildings and homes, and offer strong aesthetic qualities.

        Legrand also aims to offer products that cover all segments of the end-user power control market. For example, in France, Legrand's product range includes the Neptune, Mosaic 45™ and Sagane™ product lines, each of which has been upgraded over the years to offer new functions.

        The Neptune range, a basic one-piece fitting with a claw mounting mechanism that fits into a standard recessed wall box, is a standard fitting in public housing.

        The Mosaic 45™ line, introduced in 1993, provides approximately 130 functions ranging from simple switches to coded keypad switches, programmable time switches, and detectors for use in security alarms and remote controls. Mosaic 45™ is designed to be fully compatible with a number of Legrand's power distribution products, communications fittings and security devices, and management believes it has become a standard fitting in the commercial sector.

        Sagane™, launched in 1997, is a complete line of electrical fittings with strong aesthetic qualities that offers numerous functions. Sagane™ is targeted principally at the housing market. Sagane™ reflects Legrand's strategy of "trading-up" to value-added products using a single operating mechanism but many different cover plates.

        Similarly, in Italy, BTicino's Living International® and Light® ranges, introduced in 1996, offer a wide range of functions including anti-intrusion systems.

        Other product lines introduced recently in the end-user power control product group include Plexo 55s™, Trademaster®, Quincino™ and Pial™+ with enhanced functions and design.

Power protection products

        Power protection products consist of fuses, circuit breakers, distribution boards, electrical cabinets, ground-fault circuit breakers and other products that protect people, appliances and electrical systems from power surges.

        In the circuit breaker market, Legrand has steadily improved performance by developing circuit breakers with increased sensitivity and the ability to detect and respond to overloads, short circuits and power leakage from electrical systems. Legrand's Lexic™ and BTdin® ranges of circuit breakers, cabinets and enclosures, introduced in 1996, extend to 1,000 new catalogue items developed in less than three years. In accordance with its strategy to cover multiple markets using one product platform, Legrand had extended Lexic™ and BTdin® by the end of 1999 from France and Italy to most of Western Europe and a number of national markets outside Europe. In addition, in accordance with its strategy to trade up to higher value-added functions, Legrand has complemented these ranges with products with improved characteristics, such as a new compact four-pole ground-fault circuit breaker. This new circuit breaker helps to detect any electrical current leakage, especially in proximity to water, and its compact size helps contractors to reduce the size of the electrical cabinets.

        In 1998, Legrand introduced DPX™ and Megatiker®, new and more compact lines of molded case circuit breakers, which are the principal or "master" circuit breakers used to protect electrical circuits in commercial and industrial buildings. These products protect circuits up to 1,600 amps. They were rolled out first in the French and Italian markets and then to most of Western Europe and a number of national markets outside Europe. In accordance with its strategy of facilitating handling by distributors and installation by electricians and contractors, Legrand has limited the number of catalog items required for DPX™ and Megatiker® by introducing more common components and standardized accessories.

Power distribution and wire management

        Power distribution and wire management products include baseboards, trunking and ducting, cable routing systems and other products that provide safe distribution of electricity and information in buildings. These items are designed to prevent potentially hazardous contact between electrical wires and cables and other electrical or mechanical equipment, or any exposure of such wires and cables, which may pose a danger to end-users. They are produced in a broad variety of sizes, colors, styles and materials. Legrand's power distribution products are designed to provide a consistent level of security throughout power distribution networks, to separate low-voltage power current from information networks in buildings (such as cables for VDI networks), and to enable installers and end-users to interconnect quickly and easily with other Legrand products. These products combine quality, safety, reliability, aesthetics and adaptability to changes to the work environment. Within this product group, Legrand offers various products designed specifically for the requirements of particular industries or businesses, such as its range of specialized baseboards and ducts for use in hospitals.

        Legrand's DLPass™ raised flooring equipment is an example of the Group's strategy to offer an integrated, value-added product designed for rapid and simple installation. DLPass™ enables the installer to separate electrical and information cables, but consists of only seven catalogue references and requires no special tooling.

VDI, communications and security

        This product group consists of VDI applications for computer and telephone systems, and other communications and security products such as audio and video entryphones, fire and intruder alarm systems, smoke, water, heat and motion detectors and emergency lighting equipment.

        In the VDI sector, Legrand offers a broad range of prewiring hardware for computer, telephone and video applications, such as a new high transmission rate RJ45 multimedia socket for data communication applications, and patch panels or VDI cabinets, which facilitate the organization of telephone and data networks in buildings. This range was complemented by the acquisition in 1998 of Ortronics, a U.S. specialist in similar prewiring hardware. In addition, in 1999 the Btnet range of VDI products was introduced in Italy.

        In the communications sector, Legrand offers a wide range of closed-circuit communications products such as audio and video entryphones and electric chimes for residential use. In 1998, Legrand launched its Sfera® line of video house porters for the French and Italian markets. Sfera® features a fast scrolling electronic directory for apartment buildings, can memorize the last 12 visitors and can turn on the building light. Through BTicino, Legrand has developed proprietary methods both for manufacturing these communication systems and for integrating an increasing number of functions through the expanded use of electronics.

        Legrand has developed significant know-how in "smart" house systems known as "domotics". Through these systems, appliances and electrical functions are connected to a central unit that can be controlled at a distance, through the Internet or by fixed-line and cellular telephones. The end-user is therefore able to regulate security, comfort and energy consumption remotely through fixed or mobile phones or the internet. These systems provide Legrand an opportunity not only to sell the control unit, but also to provide the related wire management products, switches and sockets in an integrated package. Legrand is developing domotics systems through several Group subsidiaries: Legrand in France focuses on terminals, BTicino in Italy on communication systems, The Watt Stopper in the United States on presence detectors, and Switchplan in the United Kingdom on programming and configurations. In 2000, Legrand launched a "domotics" system for the French and Italian markets that connects the residential electrical installation to the telephone line, allowing the user to regulate numerous products such as switches, audio and video phones, security systems and electric shutters, remotely. In France, the system is called Omizzy™ and in Italy it is called "My Home". Legrand in France also entered into a joint venture with France Telecom for the creation of a website called "Mac@za.com" that provides information on repairs, decor, moving, delivery, gardening and other services for the home as well as access to Omizzy™.

        In the security sector, Legrand offers fire and anti-intrusion alarm systems, smoke, water, heat and motion detectors, and emergency lighting equipment for homes, offices and other commercial properties. Legrand's security systems are designed to permit rapid installation by the electrician and maximum flexibility, convenience and security for the end user. At the same time, Legrand focuses on offering enhanced functions and performance improvements, such as, for example, "wireless" alarms, which do not need to have the detectors physically connected to the central alarm unit, thus simplifying installation. Legrand's emergency lighting units include automatic self-checking of batteries and bulbs, while in connection with the introduction of its new Type 1 fire alarm Legrand offers full installation assistance under which Legrand personnel work in conjunction with the installer from the planning stage through to completion of the installation, providing assistance with drawings, pricing and verification.

Industrial electrical products

        Legrand offers a range of specialized products that meet various specific industrial needs, such as heavy-duty sockets and electrical cabinets, technical alarms, transformers, signaling and controlling devices and other electrical products designed specifically for industrial applications. This product group includes the Hypra™ range of industrial sockets that is compatible with the International Electrotechnical Committee (IEC) standard.

        Another example of Legrand products within this group is the industrial electrical cabinet. The Altis™ range features a complete matching range of standard and customized enclosures. For its Atlantic™ range of cabinets, Legrand has developed the Cabstop™ connection plate, which enables cables to be slotted into the cabinet in a single movement without tools, while securing cables as firmly and providing weather-proofing as effective as with more complicated cable glands.

Marketing and Distribution

        Legrand sells its products in more than 160 countries, with significant sales in France, Italy, the United States and, to a lesser extent, other European countries, Latin America and Asia. Legrand's financial reporting structure is organized in five geographic segments, based upon region of production and not on where the products are sold. In order to provide investors with information on where the products are sold, the table below shows a breakdown of Legrand's consolidated net sales by destination for 1999, 2000 and 2001, which differs from the breakdown of Legrand's consolidated net sales recorded by geographic segment used for purposes of Legrand's financial reporting. As a result, these figures have been derived from Legrand's consolidated net sales by segment, as restated to account for products manufactured in one geographic segment and sold in another geographic segment.

	Consolidated net sales by destination (unaudited) Year ended December 31,
	2001		2000		1999
	(€ millions, except percentages)
France	815	26.3%	823	29.4%	795	34.6%
Italy	556	18.0%	539	19.3%	484	21.0%
Rest of Europe(1)	528	17.1%	453	16.2%	391	17.0%
United States and Canada	729	23.5%	573	20.5%	313	13.6%
Rest of the World(2)	468	15.1%	410	14.7%	317	13.8%

Total	3,096	100.0%	2,799	100.0%	2,300	100.0%

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

        For information on Legrand's audited net sales and operating income by segment, please see "Item 5. Operating and Financial Review and Prospects".

Marketing initiatives

        Maintaining, expanding and leveraging brand and product loyalty are central to the Group's strategy. More than 95% of Legrand's net sales in 2001 were made to electrical hardware and equipment distributors. These distributors in turn sell the products principally to individual electricians or contractors, as well as to retail hardware stores. As a result, demand for Legrand products is determined principally by the extent to which individual electricians and contractors request Legrand products from their distributors, and a major portion of Legrand's marketing efforts is directed towards this group.

        Legrand employs sales and marketing staff worldwide who maintain close contact with distributors, electricians, contractors and designers to improve market knowledge of Legrand products, and provides a number of services directed specifically to each type of building industry professional.

        Electricians and contractors.    For electricians and contractors, the focus is on providing training, practical technical guides and business software applications and on ensuring reliable product supplies.

        Legrand offers training programs to electricians and contractors locally as well as at its "Innoval" international training center in Limoges, France. These training programs are designed to expand installers' expertise and services to cover Legrand's new electrical equipment and new installation methods. The Innoval training center offers 30 separate hands-on programs in areas ranging from the wiring of electrical cabinets and fiber-optic cabling to installing emergency lighting systems and regulations applicable to the electrical installation business. The Innoval training center is fully automated and uses facilities that include movable workbenches, video and IT tools. Since its launch in 1999, the center has provided training programs to an average of 1,000 people per year. Legrand offers similar training programs through local initiatives in countries including the United Kingdom, Greece and Brazil.

        Legrand provides a wide range of detailed technical guides, including a series of on-line initiatives. The Group has established a Group-wide software multimedia unit to coordinate Legrand's range of on-line guides and business software. In France, Legrand has established a series of seven websites for industry professionals, each directed at a separate category of business, from architects to self-employed electricians. After keying in their password, users have quick, easy access to regularly updated material that includes automatic selection charts, catalogs, design tools, order records and more. Other Legrand electronic catalogs include the Catamaran product database and SpecPartner, a service provided by Pass & Seymour in the United States.

        Business software applications include XL-Pro software for electrical cabinet wiring, LabelMo labeling software for VDI networks, an "add up and sell" quotation package for self-employed electricians and a website provided by Ortronics in the United States that allows consultants and electricians to design a VDI network using a database that contains full specifications and diagrams, backed up by software which tests the compatibility of selected components and videos which illustrate more complex installation procedures.

        In addition, Legrand ensures that its products are available in the long-term, thus enabling installers to replace or upgrade individual units with compatible equipment and without the need to reconstruct an entire electrical system.

        Electrical products distributors.    Initiatives aimed at distributors focus on constant product availability, just-in-time delivery and simplifying and speeding up the tasks of ordering, stocking and dispatching its products. Legrand has focused on facilitating catalog use by providing electronic catalogs and reducing the number of catalog references, standardizing packaging sizes and appearance, and introducing innovative features such as pre-sorted deliveries.

        Examples of Legrand's initiatives include:

  •
  In France, many of Legrand's distributors have agreed to maintain priority stocks of certain Legrand products at all times. Legrand, in turn, maintains large quantities of non-priority products in its finished goods inventory which, coupled with a computerized inventory control system, enables the Group to respond rapidly to distributors' orders. In emergency situations, Legrand products not stocked by distributors can be delivered within 48 hours to any location in France through "Dispo-express", Legrand's own delivery service.

  •
  In the United States, Pass & Seymour receives inventory details from certain large distributors on a daily basis. When stock levels drop below a pre-defined level, new stocks are prepared and shipped immediately. Pass & Seymour also has an action plan which provides for the delivery of key products to distributors in the event of a natural disaster.

        End-users.    For end-users, Legrand actively promotes its products through specific marketing and advertising campaigns emphasizing the design and functional aspects of its products, and through attractive, informative packaging and full information on new applications. For example, Legrand has launched television advertising campaigns in Brazil, France and Italy.

Logistics and inventory management

        Legrand strives to ensure timely product delivery while reducing inventory-carrying costs. To that effect, Legrand has implemented industrial management methods such as Kanban and Manufacturing Resources Planning 2 (or "MRP.2"). Legrand also focuses on product design and manufacturing measures on an ongoing basis in order to increase the number of standardized components used in its products.

        In France, Legrand opened a new 70,000 square meter logistics and distribution center near Paris in 2001. Through this new center, Legrand aims to further enhance its services to distributors and installers with new features such as pre-sorted deliveries. In Italy, BTicino operates a 24,000 square meter warehouse space for finished inventory near Milan, as well as other large warehouses in northern Italy. Legrand has implemented highly automated and computerized systems for each of its warehouses, as well as centralized inventory management.

        Legrand's ratio of inventory value to consolidated net sales has declined from 19.3% at year-end 1990 to 15.0% at year-end 2001 mainly due to its various initiatives to streamline logistics and inventory management.

Distribution and principal customers

        In each market where Legrand distributes its products, Legrand maintains marketing and distribution systems adapted to local market conditions. Each of Legrand's manufacturing and marketing subsidiaries accepts orders and ships products out of its own stock. These local distribution subsidiaries are operated on a decentralized basis, in accordance with the Group's organizational strategy. For example, they are able to determine rebates and discounts within the limits of the strategic parameters set by Legrand's central management, and are reviewed regularly in order to monitor and correct performance.

        Sales are made principally to electrical distributors, and are generally made on the basis of Legrand's standard terms and conditions for sales in each market. Legrand's two largest customers are the French electrical wholesale groups Sonepar and Rexel. In 2001, each of Sonepar and Rexel accounted for approximately 13% of Legrand's consolidated net sales. Management believes that no other single customer or affiliated group of customers represented more than 5% of Legrand's worldwide consolidated net sales in 2001. The other main customers include Fin. Dea SpA in Italy, Hagemeyer (principally in Europe) and Graybar, Wesco, Home Depot and Anixter in the United States.

Manufacturing and other property, plant and equipment

        Legrand's manufacturing plants, together with its headquarters, represent its major properties. Legrand operates over 50 manufacturing sites and complexes in more than 20 countries around the world, most of which are located in rural areas and employ between 200 and 500 individuals per site. Legrand's most significant production sites are located in France, the United States and in Italy. No single property represents a material portion of the Group's consolidated assets.

        In France, Legrand's main concentration of manufacturing sites is located near its headquarters in Limoges. The Group has additional manufacturing sites throughout France and, in particular in Normandy, Antibes and Pau. In addition, Arnould operates three manufacturing facilities in the south of France, which produces specialized and high performance fittings, such as telephone and computer sockets, Baco manufactures circuit breakers in northeastern France, Inovac and Planet Wattohm manufacture retail products and plastic cable ducts in central France and the Paris region, respectively, and URA manufactures emergency lighting units in western France.

        In Italy, BTicino's main manufacturing site is located in the Varese region of northern Italy, where the Group produces a broad range of residential and commercial end user power control fittings and power distribution equipment. Other manufacturing sites in northern Italy are dedicated to residential fittings, intercoms, entry-phones, molded-case circuit breakers and electrical cabinets. BTicino presently operates a total of six production plants in Italy. In addition, Legrand SpA operates two units in Italy and CEB operates two additional units.

        In the Rest of Europe, Legrand has manufacturing sites in Austria, Germany, Hungary, Poland, Portugal, Russia, Spain and the United Kingdom.

        In the United States and Canada, Legrand's main manufacturing sites are located in North Carolina and Connecticut, where Legrand produces ranges of residential, commercial and industrial end user power control fittings as well as wire management products and VDI products. Other sites are located in California, Florida and West Virginia.

        In the Rest of the World, Legrand has facilities in Australia, Brazil, Colombia, Costa Rica, Chile, China, Egypt, India, Iran, Mexico, Morocco, Peru, South Korea, Thailand, Turkey and Venezuela.

        In order to respond to the specific demands of the national markets (with variations in national regulations, different voltages and electrical frequencies, and differences in installation techniques and product appearance), Legrand manufactures its products on a decentralized basis and often manufactures different products for each national standard. Prior to the implementation of the October 2001 organizational initiatives (See "Strategy—Organizational structures" above), local management proposed the range of products to be manufactured by each production site and the proposals were reviewed, harmonized and approved at the Group level. Decisions on plant expansion and major equipment replacement or modernization are made at the Group level.

        Legrand is seeking to optimize its manufacturing processes. For example, by increasing the level of specialization within each site according to particular technologies or product families, Legrand intends to improve its efficiency and reduce its production costs, thereby enhancing profitability. Legrand constantly seeks solutions to increase productivity, particularly in periods of recession or of decreases in demand in its markets, such as regrouping production in particular sites or closing down production sites that are not profitable. For example, Legrand has organized production of its Athena product line at a number of its manufacturing sites across Europe, with each manufacturing facility concentrating on a different component. To further these objectives, five industrial divisions reflecting Legrand's five product groups were created in October 2001.

        As part of Legrand's increased attention to capital employed, it intends to increasingly implement a "make or buy" analysis on a Group-wide basis. Legrand will consider greater outsourcing of production where management judges that cost savings can be achieved without loss of key intellectual proprietary expertise or quality.

        Management believes that Legrand's proprietary production technologies and know-how represent a significant competitive advantage, allowing the Group to mass-produce high quality products. The Group custom-designs and frequently manufactures high efficiency molds, machine tools and automated assembly equipment for its own use. Processes used by the Group relate principally to product design and testing, the processing of metals, plastics and composite materials, product assembly and electronics. For example, Legrand has acquired software to simulate distortion of plastic parts during molding and thus reduce product development time. Staff training also forms an important part of Legrand's focus on production technology and know-how. In several of Legrand's manufacturing plants in France, production staff works in integrated teams with up to 20% of their time devoted to training.

        Almost all of Legrand's plants in Europe have ISO 9001 or ISO 9002 certification.

Raw materials and suppliers

        Plastics and metals each account for approximately 40% of the raw materials consumed in manufacturing Legrand products, with the balance principally reflecting packaging materials (15%). Over 200 types of plastics are used in the manufacture of Legrand's different products, with specific plastics selected according to their physical properties and ability to meet requirements such as durability, heat and impact resistance and ease in molding and injection or bonding with other components. Approximately two thirds of the metals used by Legrand are ferrous metals, and approximately one third are non-ferrous metals, mainly copper, used principally for conducting electricity, and aluminum. The Group also purchases certain finished and semi-finished electro-mechanical and electronic components for integration into Legrand products such as closed-circuit video communications and sound diffusion products.

        Legrand aims to increase the percentage of raw materials purchased at the Group level from the current 40% to 60%. This globalization will be implemented where management judges that cost savings can be achieved without loss of quality.

        Legrand is not materially dependent upon any single supplier for raw materials or components used in the manufacture of its products, and management believes that raw materials and components essential to the Group's operations are in adequate supply in all of its principal markets.

Research and Development

        During each of the years from 1990 through 2000, Legrand spent between 4% and 5% (4.4% in 2001) of its consolidated net sales on research and development to support its strategy of launching innovative new product offerings through its catalog. In addition to research and development expenses, Legrand spent on average 9.4% of consolidated net sales on capital expenditures from 1990 through 2000 (6.1% in 2001), principally for capital equipment necessary to develop new product lines, improve production efficiency and expand manufacturing capacity. For further information on research and development expenses, please see "Item 5. Operating and Financial Review and Prospects—Research and development, patents and licenses". Legrand holds almost 4,500 patents, approximately 83% of which are held outside of France.

        The Group employs approximately 1,550 people in laboratories and development units in some 20 countries. Teams at Limoges (France) and Varese (Italy) coordinate the different Legrand subsidiaries that perform research and development and assist them in designing and implementing strategies for increasing productivity and planning. Legrand's regrouping of its product families into five industrial divisions pursuant to its organizational initiative launched on October 2001 will allow it to make further advances in this coordination.

Competition

        Legrand focuses on the worldwide market for products for low-voltage electrical installations and information networks in buildings—to the exclusion, for instance, of markets such as electricity generation or transmission, bulbs and lighting equipment, and electrical cabling. Management estimates that total sales in the markets in which the same or similar types of products available in its catalog are sold amounted to approximately €50 billion in 2001 worldwide. Based on consolidated net sales in 2001, management estimates that Legrand accounts for approximately 6% of this market.

        Legrand has well-established market positions in France, in Italy and in several other European countries, as well as in North and South America. Legrand's principal direct competitors include:

  •
  specialized companies such as, Hager in France, Gewiss and Vimar in Italy, Niko (Belgium), Rittal, Merten and Jung (Germany), Simon (Spain), and MK Electric and Electrium (United Kingdom) in the Rest of Europe segment, Leviton, Panduit and Hubbell (United States) in the United States and Canada segment and Clipsal (Singapore) in the Rest of the World segment; and

  •
  multinational companies that compete with Legrand in more than one national market, although not with respect to the full range of their products, such as Schneider Electric, ABB, Siemens, General Electric, Matsushita and Cooper.

        The demand for Legrand's products is determined principally by the extent to which electricians and contractors request Legrand products from distributors. Management believes that electricians' and contractors' familiarity with and confidence in Legrand's products is a key element in maintaining and expanding Legrand's market position. In addition, management believes that in countries where Legrand has established a well-developed market position, the repeated use by electricians and contractors of Legrand products strengthens Legrand's position and represents an important competitive advantage. Manufacturers that do not have an established reputation for providing a broad range of quality products over the long term may face significant disadvantages due to the historical reluctance of electricians and contractors to test new manufacturers without proven track records.

        Management believes that Legrand's principal markets are characterized by the relative lack of commoditization of electrical products, and that, while price is one factor which may influence electricians' or contractors' choice of product brand, various other factors may influence the choice of brand including individual electrician's or contractor's familiarity with and confidence in a specific brand, ease of installation, product features and technical performance, product safety, the depth of related and compatible products, long-term product availability and sales and technical support. Accordingly, Legrand's ability to compete successfully depends on determining and meeting those needs, as well as the development of new or improved products. For further information, please see "Business—Marketing and Distribution" above.

        With annual sales of €3.1 billion in 2001, management estimates that the Group held an average worldwide share of approximately 6% of the markets in which the same or similar types of products available in its catalog are sold. The following table presents a breakdown of the average market share of Legrand in each of the main geographical areas in which its products are sold:

Market share (Legrand's estimates)
France	27%
Italy	24%
Rest of Europe	4%
US and Canada	4%
Latin America	9%
Asia	1%

Environmental matters

        Legrand is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental obligations regarding, among other things, air emissions, asbestos, wastewater and solid waste discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. Legrand could therefore be exposed to costs and liabilities, including liabilities associated with divested assets and past activities. In most of the jurisdictions in which Legrand conducts its operations, industrial activities are subject to obligations to obtain environmental permits, licenses and/or authorizations, or to provide prior notification to the appropriate authorities.

        Management's objective is to comply in all material respects with applicable environmental and pollution control laws. Management believes that the principal environmental risks arising from Legrand's operations relate to its metal cutting and surface treatment activities and use of paints in its manufacturing activities.

        However, mainly because of past operations and the operations of predecessor companies, the Group is a party to various lawsuits and claims, principally in the United States, of types that are common to companies in the manufacturing sector, including claims relating to groundwater and soil contamination due to disposal and releases of hazardous substances and waste. Based on information available to date, management believes that the outcome of all such lawsuits and claims, either individually or in the aggregate, will not have a material adverse effect on Legrand's consolidated financial condition or results of operations. However, new information or future developments, such as changes in law, environmental conditions or Legrand's operations, could result in increased environmental costs and liabilities that could have a material effect on Legrand's financial condition or results of operations.

        As part of obtaining ISO 14001 certification for all of its plants, Legrand has implemented a policy of identifying environmental risks with the assistance of environmental consultants and, where appropriate, is taking necessary remedial action. Each plant has a person responsible for environmental matters. In 2001, 41 manufacturing units were awarded ISO 14001 certification for environmental compliance.

        The Company records appropriate reserves for environmental risks when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated, but in no event later than Legrand's commitment to a plan of action. For further details, please see Note 1(m) to Legrand's consolidated financial statements.

Insurance

        The Group is insured through centralized global packages. The coverage provided by these packages is comparable to that of industrial groups of the same size and in the same sector throughout the world. These packages provide global coverage for significant risks and activities related to its operations and activities including damage to property and resulting operating losses, executive (directors and officers) and civil and product liability.

        The Group intends to continue its practice of obtaining global packages where practicable, increasing coverage where necessary and reducing costs through self-insurance where appropriate.

Item 5.    Operating and Financial Review and Prospects

        Since January 1, 2001, Legrand has prepared and published its financial statements in euros. The financial statements for 1999 and 2000 were originally prepared in French francs, and have subsequently been converted into euros. The French franc amounts were converted into euros at the official exchange rate set on January 1, 1999 of FF 6.55957 = €1.00. Percentage changes between items in 1999 and 2000 discussed in this Annual Report may not correspond precisely to the percentage changes between such items prior to their conversion into euros due to the rounding adjustments occurring on conversion.

        In the discussion below, unless otherwise indicated, numbers expressed as "excluding the effect of acquisitions" are calculated by including acquired entities in consolidation for the full 12 months of a particular year, i.e., as if they had been acquired and fully consolidated as of January 1 of that year. Except if stated otherwise, where an entity is included in consolidation for the whole of one year but not at all in the previous year, such numbers have been calculated as if the entity had been consolidated as of January 1 of the previous year also.

Overview

        Legrand believes it is one of the world leaders in products for low-voltage electrical installations and information networks in buildings with over 80 product families for installation in homes, offices and factories. Legrand operates manufacturing and/or distribution subsidiaries and offices in close to 60 countries, and sells its products in more than 160 national markets.

        Legrand's consolidated net sales increased by 21.7% from €2,300 million in 1999 to €2,799 million in 2000, and by 10.6% to €3,096 million in 2001. Excluding the effect of acquisitions and using constant exchange rates between the euro and other currencies, the Group's consolidated net sales would have increased by 5.8% from 1999 to 2000, and decreased by 1.6% from 2000 to 2001.

        Legrand's operating income increased by 16.9% from €367 million in 1999 to €429 million in 2000, and declined by 9.1% to €390 million in 2001.

        The slower rate of growth of net sales and the decline in operating income in 2001 resulted primarily from the following factors:

  •
  The effect of the economic downturn, particularly in the United States, which led to a decline in Legrand's net sales excluding the effect of acquisitions.

  •
  The acquisition of the Wiremold group, included in consolidation as of August 1, 2000, as a result of the Wiremold group's lower operating margins relative to those of Legrand prior to the acquisition and of amortization charges of €6 million in 2000 and €17 million in 2001 related to the goodwill recorded in connection with this acquisition.

  •
  An increase in the cost of goods sold and selling and administrative expenses in 2001, excluding the effect of acquisitions, resulting from:

  —
  inefficiencies in two of the Group's ten French manufacturing sites;

  —
  the opening of a new logistics center in the Paris region; and

  —
  increased marketing expenses associated with the launch of new products in France and Italy.

Operating Results

Introduction

        Legrand's management analyzes the Group's financial condition and results of operations on the basis of five geographic segments, based on region of production:

  •
  France,

  •
  Italy,

  •
  Rest of Europe,

  •
  United States and Canada, and

  •
  Rest of the World.

        For most purposes, Legrand organizes its management structure and internal controls on the basis of its geographic segments or national markets, rather than by product type or class, because local economic conditions are the principal factors affecting Legrand's sales and market performance.

        For information about the Group's major subsidiaries located in these segments, see the list of principal consolidated subsidiaries in the introduction to the Notes to Legrand's consolidated financial statements.

        For information on the impact of fluctuations in exchange rates on the Group's consolidated results, see "—Variations in Exchange Rates".

        The table below shows Legrand's net sales and operating income by segment in 2001, 2000 and 1999.

	Year ended December 31,
	2001		2000		1999
	€	%	€	%	€	%
	(in millions of euros, except percentages)
Net sales by subsidiaries located in:
France	942	30.4	927	33.1	894	38.9
Italy	563	18.2	550	19.7	497	21.6
Rest of Europe(1)	509	16.4	439	15.7	375	16.3
United States and Canada	743	24.0	589	21.0	324	14.1
Rest of the World (2)	339	11.0	294	10.5	210	9.1

Total	3,096	100.0	2,799	100.0	2,300	100.0
Operating income of subsidiaries located in:
France	155	39.7	182	42.4	171	46.5
Italy	115	29.5	118	27.5	112	30.5
Rest of Europe (1)	26	6.7	21	4.9	15	4.1
United States and Canada	15	3.8	39	9.1	23	6.3
Rest of the World (2)	79	20.3	69	16.1	46	12.5

Total	390	100.0	429	100.0	367	100.0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

General

        Net Sales.    Legrand's net sales by segment consist of total sales (including sales of products that are exported from the segment's geographic area, but excluding all intra-group sales). Quantity discounts and rebates granted to customers have been deducted from net sales figures. Cash discounts for prompt payment are not deducted from net sales, but are accounted for as expenses under "Other revenues (expenses)".

        Legrand's various national and regional markets display different demand trends, principally as a result of local economic conditions and local living standards, which affect the level of renovation, refurbishment and new building of homes, stores and office buildings, as well as the level of corporate investment in industrial facilities. Underlying demand is also linked to the rate of real estate turnover, since newly acquired properties are frequently renovated or refurbished. Management estimates that approximately 60% of the Group's sales are generated from the renovation market, which it believes limits its exposure to the more cyclical nature of the new construction market.

        Changes in Legrand's consolidated net sales reflect five principal factors:

  (i)
  changes in sales volume (i.e., the number of units of each product sold in each period),

  (ii)
  the "mix" of products sold, including the proportion of new or upgraded products with higher prices,

  (iii)
  changes in product sales prices (including quantity discounts and rebates but excluding cash discounts for prompt payment, as described above),

  (iv)
  fluctuations in exchange rates between the euro and the currency in which the relevant subsidiary maintains its accounts, which affect the level of net sales from that subsidiary as expressed in euros upon consolidation, and

  (v)
  changes in the number of subsidiaries consolidated by Legrand, principally as a result of acquisitions or disposals.

        Consistent with Legrand's policy of decentralized management, each subsidiary sets the price of its products based on its costs and local market conditions with the local inflation rate being a key benchmark. Over the past three years, overall increases in average sales prices for Legrand products have been slightly lower than the corresponding overall increases in inflation rates.

        Net sales are also affected by the introduction of higher value-added products within an existing product line. For instance, the sales prices for the Sagane™ product line range from approximately €6 for the basic Opalis switch, to approximately €22 for Xelio, the same basic switch with a choice of attractive finishing plates, approximately €26 for a dimmer, approximately €36 for an infrared detector switch and approximately €90 for a remote control switch. As users of a product line become accustomed to more sophisticated functions, the mix of products sold is enhanced and net sales increase.

        Over the past three years, changes in net sales recorded by Legrand have been driven primarily by moderate increases and limited declines in demand in accordance with local economic conditions in its markets, as well as by changes in the scope of consolidation, particularly due to the acquisition of Wiremold in 2000.

        Cost of Goods Sold.    Cost of goods sold consists principally of the following:

  •
  Costs of materials used in production. Approximately one-half of the cost of production materials relate to components and semi-finished goods and the other half to raw materials. Legrand purchases locally most of the materials used in production, and as a result the prices of these materials are generally determined by local market conditions. However, Legrand aims to increase the percentage of production materials purchased at the Group level from the current 40% to 60% to be able to benefit from economies of scale and enhanced purchasing power. Costs of production materials typically account for approximately 50% of cost of goods sold.

  •
  Salary costs and payroll charges for employees involved in manufacturing, which generally increase on an aggregate basis as sales and production volumes increase, and decline as a percentage of net sales as a result of economies of scale associated with higher production volumes. Salaries and payroll charges typically account for approximately 30% of cost of goods sold.

  •
  The remaining cost of goods sold consists of:

  —
  depreciation of fixed assets, which have steadily increased over the past three years due to Legrand's acquisitions,

  —
  outsourcing or subcontracting costs relating to services used by the Group on an occasional basis during periods of excess demand, and

  —
  other general manufacturing expenses, such as expenses for energy consumption.

        The main factors that influence cost of goods sold as a percentage of net sales include:

  (i)
  production volumes, as the Group achieves economies of scale through higher production volumes by spreading production costs over a larger number of units produced,

  (ii)
  the implementation of cost control measures aimed at improving productivity, including automation of manufacturing processes, reduction of fixed production costs, refinements in inventory management and the coordination of purchasing within each subsidiary and at the Group level, and

  (iii)
  product life cycles, as Legrand typically incurs higher cost of goods sold associated with manufacturing over-capacity during the initial stages of product launches and during the phasing out of discontinued products.

        Over the past three years, changes in cost of goods sold have been driven primarily by variations in sales volumes, changes in the scope of consolidation of Legrand, particularly as a result of the acquisition of the Wiremold group and changes in the average market prices of production materials.

        Administrative and Selling Expenses.    Legrand's administrative and selling expenses consist principally of the following:

  •
  salary costs and payroll charges for sales personnel and administrative staff, which typically account for almost one-half of the Group's administrative and selling expenses. Aggregate expenses relating to Legrand's sales personnel may increase or decrease principally with changes in sales volume due to the need to increase or decrease sales personnel to meet changes in demand. Aggregate expenses relating to Legrand's administrative staff are generally less influenced by changes in sales volumes;

  •
  expenses related to the use and maintenance of administrative offices;

  •
  other administrative expenses, including expenses relating to logistics and information systems;

  •
  general advertising expenses, which tend to increase as Legrand launches new, higher value-added and more expensive products that require increased marketing efforts; and

  •
  other selling expenses, such as printing costs for catalogs and expenses incurred in connection with travel and communications.

        Over the past three years, changes in administrative and selling expenses resulted primarily from changes in the scope of consolidation, particularly due to the acquisition of the Wiremold group, increases in advertising expenses to promote new, higher value-added products, particularly in France and Italy, and the opening of a new logistics center in the Paris region.

        Operating Income.    Legrand's operating income consists of net sales, less cost of goods sold, administrative and selling expenses and other operating expenses. Other operating expenses include, principally, amortization of goodwill, as well as research and development costs and employee profit sharing expenses. Operating income does not include Legrand's interest income (expense) (described below).

        In general, increases in sales volume and related increases in production volumes may generate economies of scale due to lower operating expenses per unit sold, which results in higher operating income, both in absolute terms and as a percentage of net sales. For example, in the France, Italy and the Rest of the World segments, where Legrand has well-established market positions, operating income as a percentage of net sales is higher than in segments where Legrand's market position is less developed.

        In order to adjust to the economic downturn that began at the end of 2000 in the United States and Canada and, to a lesser extent, in a number of other countries, Legrand implemented in 2001 a series of cost reduction measures (mainly plant closures and personnel costs) in the United States, South America, the United Kingdom, Poland, Austria and Turkey to limit operating expenses. The expenses incurred in connection with the implementation of these measures were not very significant.

        Over the past three years, changes in operating income resulted primarily from the divergence between variations in cost of goods sold and administrative and selling expenses and variations in net sales over the same period, as well as from changes in the scope of consolidation, particularly due to the acquisition of the Wiremold group, which had lower operating margins than those of Legrand prior to the acquisition.

        Net Interest Expense.    Legrand's net interest expense consists principally of interest income produced by cash and cash equivalents, less interest expense, including interest paid on the Company's subordinated securities. See "—Liquidity and Capital Resources-Cash flows-Subordinated Securities" below.

        Changes in the scope of consolidation.    Consistent with its strategy of pursuing profitable revenue growth, in part through selective acquisitions of companies with high-quality products and existing market positions, Legrand has made several acquisitions during the last three years. For further information, see "Item 4. Information on the Company—Business overview".

        The Group's general policy is to consolidate acquired companies and divisions on their date of acquisition in accordance with generally accepted accounting practices. However, it may happen that when the consolidation of the acquired company or division is not expected to have a significant impact on the Group's income or assets, for reasons of practicality, consolidation occurs the first day of the fiscal year following the year during which the company or division has been acquired.

        The acquisition on July 31, 2000 of the Wiremold group, a major U.S. producer of wire management products for cables, power and VDI applications in commercial and industrial buildings, which was included in consolidation from August 1, 2000, contributed consolidated net sales amounting to €212 million in the last five months of 2000 and €410 million in the full year 2001. See Note 25 to the consolidated financial statements for the proforma accounts for 2000 that present the Company's consolidated results, assets and liabilities as if the Wiremold acquisition had occurred on January 1, 2000. Legrand's other acquisitions contributed consolidated net sales amounting in the aggregate to €44 million in 1999, €67 million in 2000 and €93 million in 2001.

2001 compared to 2000

  Net Sales

        Legrand's consolidated net sales increased by 10.6% to €3,096 million in 2001, compared with €2,799 million in 2000. This resulted from:

  •
  a 12.5% increase in net sales due to the consolidation of the Wiremold group, Quintela, Tegui, Lorenzetti and Horton Controls,

  •
  a 0.1% decrease in net sales due to unfavorable fluctuations in currency exchange rates,

  •
  a 2.1% decrease in net sales due to a fall in sales volumes, primarily in the United States,

  •
  a 0.6% increase in net sales due to increases in the price of products sold.

        Excluding the effect of acquisitions and using constant exchange rates between the euro and other currencies, the Group's consolidated net sales would have declined by 1.6% in 2001 compared with 2000. The decline was the result of a sharp economic downturn in the United States and a more limited decline in net sales in the Rest of Europe segment, which were partially offset by moderate growth in the France, Italy and the Rest of the World segments.

        France.    Net sales by the Company and its French subsidiaries increased by 1.6% to €942 million in 2001, compared with €927 million in 2000. This increase was mainly attributable to the level of market demand outside France, which drove up export sales from the French subsidiaries, particularly in the Rest of Europe segment and in Asia.

        The French domestic market, on the other hand, experienced a limited downturn, as a result of the slowing economy. Total sales by destination of Legrand products in France (consisting of sales by the Company and its subsidiaries in the France segment, together with sales of products imported into France from Legrand subsidiaries in other segments) declined by 1.1% between 2000 and 2001.

        Changes in the scope of consolidation had no impact on net sales in the France segment.

        Italy.    Net sales by the Group's Italian subsidiaries increased by 2.4% to €563 million in 2001, compared with €550 million in 2000. This increase was driven by:

  •
  moderate growth in the Italian market, especially in the residential and commercial buildings sectors and, to a lesser extent, in the industrial buildings sector, and

  •
  the continued success of recent products such as the Btnet range of VDI products, which was introduced in 1999, and the successful launch of the "My Home" domotic system at the end of 2000.

        Total sales by destination of Legrand products in Italy (consisting of sales by subsidiaries in the Italy segment together with sales of products imported into Italy from Legrand subsidiaries in other segments) increased by 3.0% between 2000 and 2001.

        Rest of Europe.    Net sales by subsidiaries in the Rest of Europe segment increased by 15.9% to €509 million in 2001, compared with €439 million in 2000. This increase reflected principally:

  •
  a 20.0% increase due to the consolidation of Quintela and Tegui in Spain and of the Wiremold subsidiaries in the United Kingdom and Poland; and

  •
  a 0.5% increase due to favorable fluctuations in currency exchange rates.

        Excluding the effect of acquisitions and using constant exchange rates, sales in the Rest of Europe segment would have declined by 3.9% between 2000 and 2001.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of Legrand products in European countries other than France and Italy would have declined by 1.7% between 2000 and 2001. This decrease resulted principally from a decline in market demand in Germany, the United Kingdom and Turkey. These unfavorable market trends were, however, partially offset by moderate growth in market demand in Greece, Portugal and Spain.

        United States and Canada.    Net sales by subsidiaries in the United States and Canada segment increased by 26.1% to €743 million in 2001, compared with €589 million in 2000. This resulted primarily from:

  •
  a 38.0% increase in net sales due to the consolidation of the Wiremold group and, to a lesser extent, Horton Controls; and

  •
  a 3.1% increase in net sales due to favorable fluctuations in currency exchange rates.

        Excluding the effect of acquisitions and using constant exchange rates, sales in the United States and Canada segment would have declined by 11.4% between 2000 and 2001.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of Legrand products in the United States and Canada declined by 11.0% between 2000 and 2001. This decline was the result of the economic downturn in the United States and Canada, which was compounded by the effect of the terrorist attacks of September 11, 2001. The slowdown was particularly sharp in the commercial and industrial sector, resulting, for instance, in a limited rate of installation of electrical fittings in newly built office space because numerous existing office buildings were being vacated.

        Rest of the World.    Net sales by subsidiaries in the Rest of the World segment increased by 15.3% to €339 million in 2001, compared with €294 million in 2000. This resulted primarily from:

  •
  a 13.7% increase in net sales due to the consolidation of Lorenzetti in Brazil and of the Wiremold subsidiary in China; and

  •
  a 7.4% decrease in net sales due to unfavorable fluctuations in currency exchange rates.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by subsidiaries in the Rest of the World segment would have increased by 9.5% between 2000 and 2001.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of Legrand products in countries in the rest of the world would have increased by 8.7% between 2000 and 2001. This increase was principally driven by strong sales recorded in Mexico, Colombia, Thailand and India.

  Operating Expenses

  Cost of goods sold

        Legrand's consolidated cost of goods sold increased by 13.6% to €1,748 million in 2001 from €1,539 million in 2000, while consolidated net sales increased by 10.6% over the same period. The increase in cost of goods sold resulted primarily from:

  •
  the consolidation of the Wiremold group, which accounted for a 5.9% increase in the cost of goods sold,

  •
  to a lesser extent, the consolidation of Quintela, Tegui, Lorenzetti and Horton Controls, and

  •
  production and manufacturing inefficiencies recorded in France in particular.

        These factors were partly offset by a decrease in the average market prices of production materials used by Legrand over the period. However, the cost of production materials increased slightly as a percentage of net sales to 29.4% in 2001 compared with 29.1% in 2000 as the Group recorded a greater portion of its sales volume from products which require more production materials.

        Overall, Legrand's cost of goods sold as a percentage of consolidated net sales increased to 56.5% in 2001 compared with 55.0% in 2000.

        In 2001, in order to adjust to the depressed economic environment, Legrand implemented a series of cost cutting measures in the United States, South America, the United Kingdom, Poland, Austria and Turkey. The expenses incurred in connection with these measures were not significant.

        France.    Cost of goods sold in the France segment increased by 6.8% to €472 million in 2001 from €442 million in 2000, while consolidated net sales increased by 1.6% over the same period. As a percentage of net sales, cost of goods sold in the France segment increased to 50.1% in 2001 from 47.6% in 2000. The increase in cost of goods sold resulted mainly from production inefficiencies at two of the Group's French sites. One site suffered increased costs of goods sold due to organizational problems, ranging from production to logistics, caused by local management, and exacerbated during the installation of a new information system. These are currently being addressed by the Group's management. The other site incurred higher costs due to the launch of new products.

        Italy.    Cost of goods in the Italy segment increased by 1.4% to €295 million in 2001 from €291 million in 2000, while consolidated net sales increased by 2.4% over the same period. The effect of the increase in sales volumes was partially offset by economies of scale. As a result, cost of goods in the Italy segment decreased slightly as a percentage of net sales, to 52.4% in 2001 from 52.9% in 2000.

        Rest of Europe.    Cost of goods sold in the Rest of Europe segment increased by 13.8% to €338 million in 2001 from €297 million in 2000, compared to a 15.9% increase in net sales. The increase resulted primarily from the consolidation of Quintela and Tegui and of Wiremold's subsidiaries in the United Kingdom and Poland. This increase was partially offset by the effect of the workforce cuts implemented in 2001 to adapt to a decline in demand due to an economic slowdown in this region. These measures included a 7% reduction in workforce in the United Kingdom (caused by a 20%

reduction in workforce by Wiremold UK due to two plant closures, which was partially offset by an increase in the workforce at Legrand UK), a 15% reduction in Poland, a 12% reduction in Turkey and a 7% reduction in Austria. As a result, cost of goods sold in the Rest of Europe segment decreased as a percentage of net sales to 66.4% in 2001 compared with 67.7% in 2000.

        United States and Canada.    Cost of goods sold in the United States and Canada segment increased by 29.9% to €465 million in 2001 from €358 million in 2000, compared to a 26.1% increase in net sales. This increase resulted primarily from:

  •
  a 27.2% increase due to the inclusion of the Wiremold group in Legrand's consolidated financial statements for twelve months in 2001 compared with five months in 2000, and

  •
  a 3.1% increase due to fluctuations in currency exchange rates.

        These factors were partly offset by the measures implemented to adapt to the economic downturn in 2001. These measures included a reduction of 13% (approximately 500 people) within the United States, the closing of an Ortronics production site with production being transferred to a Pass & Seymour plant and a wage reduction at Pass & Seymour. As a result, cost of goods sold in the United States and Canada segment increased as a percentage of net sales to 62.6% in 2001 compared with 60.8% in 2000.

        Rest of the World.    Cost of goods sold in the Rest of the World segment increased by 17.9% to €178 million in 2001 from €151 million in 2000, compared to a 15.3% increase in net sales. As a result, cost of goods sold in the Rest of the World segment increased as a percentage of net sales to 51.5% in 2000 compared with 52.5% in 2001. This increase in costs of goods sold was due to an increase in sales volume as well as an increase in the average price of production materials.

        As part of its ongoing productivity plans, Legrand reduced its workforce by 10% in Colombia and 3% in Brazil.

  Administrative and selling expenses

        Legrand's consolidated administrative and selling expenses increased by 14.5% to €775 million in 2001 from €677 million in 2000, while consolidated net sales increased by 10.6% over the same period. The increase in selling and administrative expenses was principally driven by:

  •
  the consolidation of the Wiremold group, which accounted for a 7.8% increase and, to a lesser extent, Quintela, Tegui and Lorenzetti,

  •
  an increase in advertising expenses to promote new higher value-added products, particularly in France and in Italy, as well as the opening of a new logistics center in France.

        As a percentage of net sales, administrative and selling expenses increased to 25.0% in 2001 from 24.2% in 2000.

        France.    Administrative and selling expenses in the France segment increased by 3.7% to €252 million in 2001 from €243 million in 2000, compared with a 1.6% increase in net sales. This increase was mainly due to the non-recurring costs related to the opening of a new logistics center in the Paris region and the closing of the former center in the Limoges region to improve the distribution process in France. Management expects that additional costs may be incurred in 2002 to complete this shift in distribution logistics. Advertising expenses also increased in connection with the marketing of higher value-added products such as the Omizzy domotics system. As a percentage of net sales, administrative and selling expenses increased to 26.8% in 2001 from 26.2% in 2000.

        Italy.    Administrative and selling expenses in the Italy segment increased by 6.5% to €115 million in 2001 from €108 million in 2000, compared to a 2.4% increase in net sales. Higher sales volumes and the marketing of new higher value-added products principally accounted for this increase. As a percentage of net sales, administrative and selling expenses increased to 20.4% in 2001 from 19.6% in 2000.

        Rest of Europe.    Administrative and selling expenses in the Rest of Europe segment increased by 20.4% to €130 million in 2001 from €108 million in 2000, compared to a 15.9% increase in net sales. This increase resulted mainly from the consolidation of Quintela and Tegui and of Wiremold's subsidiaries in the United Kingdom and Poland. As a result, administrative and selling expenses increased as a percentage of net sales to 25.5% in 2001 from 24.6% in 2000.

        United States and Canada.    Administrative and selling expenses in the United States and Canada segment increased by 32.1% to €206 million in 2001 from €156 million in 2000, compared with a 26.1% increase in net sales. This increase was mainly due to the consolidation of Wiremold and the increase in the value of the dollar against the euro. As a percentage of net sales, administrative and selling expenses increased to 27.7% in 2001 from 26.6% in 2000.

        Rest of the World.    Administrative and selling expenses in the Rest of the World segment increased by 16.1% to €72 million in 2001 from €62 million in 2000, compared to a 15.3% increase in net sales. In addition to the impact of higher sales volumes on these expenses, this increase resulted mainly from the consolidation of Lorenzetti in Brazil and Wiremold's subsidiary in China. As a percentage of net sales, administrative and selling expenses increased slightly to 21.2% in 2001 from 21.0% in 2000.

  Goodwill amortization

        Goodwill amortization charges increased by 62.1% to €47 million in 2001 from €29 million in 2000. The acquisition of the Wiremold group accounted for most of this increase, with related goodwill amortization charges of €6 million in 2000 and €17 million in 2001. Net goodwill (after amortization of goodwill) amounted to €1,149 million at December 31, 2001 and €976 million at December 31, 2000.

  Operating income

        Legrand's consolidated operating income decreased by 9.1% to €390 million in 2001 from €429 million in 2000, compared with a 16.9% increase from 1999 to 2000. The decrease in operating income resulted primarily from:

  •
  a 13.6% increase in cost of goods sold together with a 14.5% increase in administrative and selling expenses from 2000 to 2001, which more than offset the 10.6% increase in net sales over the same period and

  •
  a €18 million increase in goodwill amortization charges, chiefly due to the consolidation of the Wiremold group.

        Operating income as a percentage of net sales declined to 12.6% in 2001 from 15.3% in 2000. Before goodwill amortization charges, operating income as a percentage of net sales declined to 14.1% from 16.4%. Before goodwill amortization charges but restated to exclude the effect of the Wiremold acquisition, operating income would have decreased by 9.1% in 2001 compared to 2000. As a percentage of net sales, it would have declined to 14.1% in 2001 compared to 15.7% in 2000.

        France.    Operating income in the France segment declined by 14.8% to €155 million in 2001 from €182 million in 2000. This decrease was due to the fact that cost of goods sold increased by 6.8% and administrative and selling expenses by 3.7% from 2000 to 2001, while net sales increased only by 1.6%. As a percentage of net sales, operating income in the France segment declined to 16.5% in 2001 from 19.6% in 2000.

        Italy.    Operating income in the Italy segment decreased by 2.5% to €115 million in 2001 from €118 million in 2000. This decrease was due to the fact that cost of goods sold increased by 1.4% and administrative and selling expenses by 6.5% from 2000 to 2001, while net sales increased only by 2.4%. As a percentage of net sales, operating income declined to 20.4% in 2001 from 21.5% in 2000.

        Rest of Europe.    Operating income in the Rest of Europe segment increased by 23.8% to €26 million in 2001 from €21 million in 2000. This increase was principally due to a 15.9% increase in net sales from 2000 to 2001, which was only partially offset by an increase of 13.8% in cost of goods sold, a 20.4% increase in administrative and selling expenses over the same period, and a €4 million increase in goodwill amortization charges due to the consolidation of Wiremold's subsidiaries in the United Kingdom and Poland and of Quintela and Tegui in Spain.

        As a percentage of net sales, operating income increased to 5.1% in 2001 from 4.8% in 2000. Excluding goodwill amortization charges, operating income as a percentage of net sales increased to 6.3% in 2001 from 5.4% in 2000.

        United States and Canada.    Operating income in the United States and Canada segment declined by 61.5% to €15 million in 2001 from €39 million in 2000. This decrease was due to:

  •
  a 29.9% increase in cost of goods sold together with a 32.1% increase in administrative and selling expenses from 2000 to 2001, which more than offset the 26.1% increase in net sales over the same period, and

  •
  a €12 million increase in goodwill amortization charges, due mainly to the consolidation of the Wiremold group for the full twelve months in 2001.

        As a percentage of net sales, operating income declined to 2.0% in 2001 from 6.7% in 2000. Before amortization of goodwill, operating income as a percentage of net sales declined to 5.7% in 2001 from 9.2% in 2000.

        Rest of the World.    Operating income in the Rest of the World segment increased by 12.9% to €79 million in 2001 from €70 million in 2000. This increase was due to the 15.3% increase in net sales from 2000 to 2001, which was only partially offset by a 17.9% increase in cost of goods sold, a 16.1% increase in administrative and selling expenses over the same period, and a €2 million increase in goodwill amortization charges due to the consolidation of Wiremold's subsidiary in China and Lorenzetti in Brazil.

        As a percentage of net sales, operating income declined to 23.0% in 2001 from 23.8% in 2000. Before amortization of goodwill, operating income as a percentage of net sales remained stable at 24.8% in 2001 and 24.7% in 2000.

  Net interest expense

        Legrand's consolidated net interest expense (including interest relating to the TSDIs) increased by 43.8% to €92 million in 2001 from €64 million in 2000. As a percentage of net sales, net interest expense increased to 3.0% in 2001 from 2.4% in 2000. The increase was mainly due to an increase in the amount of outstanding debt as a result of new financings obtained to effect acquisitions, particularly the acquisition of the Wiremold group, which was only partially offset by a decrease in the average interest rate on the Group's debt to 5.8% in 2001 from 7.2% in 2000 due to a decrease in prevailing market interest rates. Average net debt (TSDIs, long-term and short-term borrowings, including commercial paper and bank overdrafts, less cash and cash equivalents and marketable securities) amounted to €1,562 million in 2001, compared to €879 million in 2000.

        Interest on the TSDIs, which includes the impact of the associated hedging swaps, remained stable at €28 million in 2001 compared with €29 million in 2000. See "Liquidity and Capital Resources—Cash

Flows—TSDIs" and note 12 to Legrand's audited consolidated financial statements for a description of the TSDIs and associated hedging activities.

  Other revenues (expenses)

        Other revenues (expenses) increased by 100% to expense of €46 million for the year ended December 31, 2001 compared to expense of €23 million for 2000. Other revenues (expenses) consist principally of cash discounts provided to customers and received from suppliers. For 2001, cash discounts to customers amounted to expense of €40 million compared to expense of €31 million for 2000. In addition, we recorded restructuring charges of €7 million in 2001.

  Income tax

        Legrand's consolidated income tax expenses decreased by 47.2% to €56 million in 2001 from €106 million in 2000, reflecting mainly the decrease in the Group's effective income tax rate to 24.3% in 2001 from 31.1% in 2000. This decrease was mainly due to:

  •
  the reduction in the French income tax rate to 36.43% from 37.77%; and

  •
  a lower tax rate on the profits of the Italian subsidiaries, as a result of a new tax benefit in connection with asset revaluations.

  Net income

        Legrand's consolidated net income decreased by 25.1% to €176 million in 2001 from €235 million in 2000. This decrease resulted primarily from:

  •
  a 9.1% decrease in operating income:

  •
  a 43.8% increase in net interest expense; and

  •
  non-recurring expenses of €18 million before taxes relating to Schneider's exchange offer.

        As a percentage of net sales, consolidated net income decreased to 5.7% in 2001 (or 6.1% excluding the non-recurring expenses incurred in connection with Schneider's exchange offer) from 8.4% in 2000.

2000 compared to 1999

  Net Sales

        Legrand's consolidated net sales increased by 21.7% to €2,799 million in 2000, compared with €2,300 million in 1999. This increase resulted from:

  •
  a 9.8% increase in net sales due to the acquisitions of the Wiremold group, CEB and Anam;

  •
  a 4.7% increase due to favorable fluctuations in currency exchange rates;

  •
  a 5.1% increase in sales volumes; and

  •
  a 0.7% increase in sales prices.

        Excluding the effect of acquisitions and using constant exchange rates between the euro and other currencies, Legrand's consolidated net sales would have increased by 5.8% in 2000 over 1999. This increase was the result of a sustained growth in market demand in the Italy, the Rest of Europe and in the Rest of the World segments, combined with a more limited increase in market demand in the France and the United States and Canada segments.

        France.    Net sales in the France segment increased by 3.7% to €927 million in 2000 from €894 million in 1999. This increase was the result of:

  •
  moderate growth in market demand in France, and

  •
  the continued success of products such as the Sagane range of switches and sockets and the Lexic range of circuit breakers.

        Net sales by destination of Legrand products in France increased by 3.6% between 1999 and 2000.

        Changes in the scope of consolidation had no impact on net sales in the France segment.

        Italy.    Net sales in the Italy segment increased by 10.7% to €550 million in 2000 from €497 million in 1999. This resulted from:

  •
  a 3.5% increase in net sales due to the acquisition of CEB; and

  •
  a 7.0% increase in net sales excluding the effect of acquisitions and using constant exchange rates. This increase reflected a sustained level of market demand and the continued success of products such as Btdin circuit breakers, Light and Living International switches and sockets for homes and commercial buildings, Btnet VDI products and Sfera audio and video entry phones.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of Legrand products in Italy would have increased by 7.5% between 1999 and 2000.

        Rest of Europe.    Net sales in the Rest of Europe segment increased by 16.9% to €439 million in 2000 from €375 million in 1999. This reflected a 7.4% increase due to the acquisition of Wiremold subsidiaries in the United Kingdom and Poland, combined with two opposed market trends:

  •
  a sustained growth in sales in Southern Europe (Greece, Portugal, Spain and Turkey) driven by a moderate growth of market demand as well as the successful launch of the Galea new ranges of switches and sockets, partly offset by

  •
  adverse market conditions in most of Northern Europe, particularly Germany and the United Kingdom.

        Excluding the effect of acquisitions and using constant exchange rates, net sales in the Rest of the World segment would have increased by 6.5% in 2000 over 1999.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of Legrand products in European countries other than France and Italy increased by 6.6% between 1999 and 2000.

        United States and Canada.    Net sales in the United States and Canada segment increased by 81.8% to €589 million in 2000 from €324 million in 1999. This increase resulted mainly from the inclusion in consolidation of the Wiremold group and, to a lesser extent, of Horton Controls.

        Excluding the effect of acquisitions and using constant exchange rates, net sales in the United States and Canada segment would have increased by 5.1% in 2000 over 1999, principally due to a good level of market demand despite an economic slowdown at the end of 2000.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of Legrand products in the United States and Canada (consisting of sales by Legrand subsidiaries in the United States and Canada segment together with sales of products imported into the United States and Canada from Legrand subsidiaries in other segments) would have increased by 4.9% between 1999 and 2000.

        Rest of the World.    Net sales in the Rest of the World segment increased by 40% to €294 million in 2000 from €210 million in 1999. This increase was in part due to the acquisition of Anam in South Korea and of Wiremold's subsidiary in China.

        Excluding the effect of acquisitions and using constant exchange rates, net sales in the Rest of the World segment would have increased by 11.1% in 2000 over 1999, mainly because of strong sales growth in Mexico, India and Thailand.

        Net sales by destination of Legrand products in countries in the rest of the world increased by 8.7% between 1999 and 2000.

  Operating Expenses

  Cost of goods sold

        Legrand's consolidated cost of goods sold increased by 21.6% to €1,539 million in 2000 compared with €1,265 million in 1999, while consolidated net sales increased by 21.7% over the same period. The increase in the cost of goods sold resulted primarily from:

  •
  the inclusion in consolidation of the Wiremold Group, and of CEB and Anam, which together accounted for a 12.6% increase in Legrand's consolidated cost of goods sold,

  •
  an increase in sales volumes, which was partially offset by economies of scale, and

  •
  an increase in the average prices of production materials.

        The ratio of production materials costs to net sales increased to 29.1% in 2000 from 27.2% in 1999. As a percentage of consolidated net sales, consolidated cost of goods sold remained stable at 55.0%.

        France.    Cost of goods sold in the France segment increased by 1.4% to €442 million in 2000 from €436 million in 1999, compared to a 3.7% increase in net sales. This increase resulted mainly from the increase in sales volumes as well as in the average market prices of production materials consumed over the period, which were partly offset by economies of scale. As a percentage of net sales, cost of goods sold decreased to 47.6% in 2000 compared with 48.8% in 1999.

        Italy.    Cost of goods sold in the Italy segment increased by 14.1% to €291 million in 2000 from €255 million in 1999, compared to a 10.7% increase in net sales. This increase in the cost of goods sold was mainly related to:

  •
  an increase in sales volumes,

  •
  the consolidation of CEB, which accounted for a 5.6% increase, and

  •
  an increase in the average prices of production materials.

        As a percentage of net sales, cost of goods sold increased to 52.9% in 2000 from 51.2% in 1999.

        Rest of Europe.    Cost of goods sold in the Rest of Europe segment increased by 15.6% to €297 million in 2000 from €257 million in 1999, compared to a 16.9% increase in net sales. This increase resulted primarily from the consolidation of the Wiremold subsidiaries in the United Kingdom and Poland, which accounted for 8.0% of the increase; and the increase in production volumes in 2000. As a percentage of net sales, Legrand achieved a reduction in cost of goods sold in the Rest of Europe segment to 67.7% in 2000 compared with 68.4% in 1999.

        United States and Canada.    Cost of goods sold in the United States and Canada segment increased by 78.1% to €358 million in 2000 from €201 million in 1999, compared to a 81.8% increase in net sales. This increase resulted primarily from:

  •
  the consolidation of the Wiremold group for five months in 2000 and of Horton Controls for seven months, which together accounted for a 54.0% increase,

  •
  unfavorable fluctuations in currency exchange rates, and

  •
  an increase in production volumes.

        As a percentage of net sales, cost of goods sold decreased to 60.8% from 62.0%.

        Rest of the World.    Cost of goods sold in the Rest of the World segment increased by 30.6% to €151 million in 2000 from €116 million in 1999, compared to a 40.0% increase in net sales. This increase resulted primarily from:

  •
  an increase in the market prices of production materials, and

  •
  the consolidation of Anam in Korea and of Wiremold's subsidiary in China, which together accounted for a 17.5% increase.

        As a percentage of net sales, cost of goods sold decreased to 51.5% in 2000 from 55.3% in 1999.

  Administrative and selling expenses

        Legrand's consolidated administrative and selling expenses increased by 21.3% to €677 million in 2000 compared with €558 million in 1999, while consolidated net sales increased by 21.7% over the same period. As a percentage of net sales, consolidated administrative and selling expenses remained stable at 24.2%.

        France.    Administrative and selling expenses in the France segment increased by 5.7% to €243 million in 2000 from €230 million in 1999, compared with the 3.7% increase in net consolidated sales. This increase was mainly due to an increase in advertising expenses to promote new higher value-added products, in addition to the increase in sales volumes. As a percentage of net sales, administrative and selling expenses increased to 26.2% in 2000 from 25.8% in 1999.

        Italy.    Administrative and selling expenses in the Italy segment increased by 6.9% to €108 million in 2000 from €101 million in 1999, compared with a 10.7% increase in net sales. This increase was mainly due to the consolidation of CEB and the increase in net sales. As a percentage of net sales, administrative and selling expenses decreased to 19.6% in 2000 from 20.3% in 1999.

        Rest of Europe.    Administrative and selling expenses for the Rest of Europe segment increased by 12.5% to €108 million in 2000 from €96 million in 1999, compared with a 16.9% increase in net sales. This increase resulted mainly from:

  •
  the consolidation of the Wiremold subsidiaries in the United Kingdom and Poland, which accounted for a 7.4% increase in administrative and selling expenses, and

  •
  the costs associated with the launch of the Athena product range.

        As a percentage of net sales, administrative and selling expenses decreased to 24.6% in 2000 from 25.7% in 1999.

        United States and Canada.    Administrative and selling expenses in the United States and Canada segment increased by 85.7% to €156 million in 2000 from €84 million in 1999, compared with an 81.6% increase in net sales. This increase is mainly due to the consolidation of the Wiremold group, which accounted for a 57.4% increase, and the increase in the value of the dollar against the euro. As a percentage of net sales, administrative and selling expenses increased to 26.6% in 2000 from 26.0% in 1999.

        Rest of the World.    Administrative and selling expenses in the Rest of the World segment increased by 34.6% to €62 million in 2000 from €46 million in 1999, compared with a 40.0% increase in net sales. This increase was mainly due to the consolidation of Anam in Korea and of Wiremold's subsidiary in China, which together accounted for a 14.6% increase in administrative and selling expenses, and the impact of currency exchange rate fluctuations. As a percentage of net sales, administrative and selling expenses decreased to 21.0% in 2000 from 21.9% in 1999.

  Goodwill amortization

        Goodwill amortization charges increased by 70.6% to €29 million in 2000 from €17 million in 1999. The acquisition of the Wiremold group accounted for €6 million of this increase, with the balance reflecting primarily the amortization of goodwill recorded due to the acquisition of CEB and Anam.

  Operating income

        Legrand's consolidated operating income increased by 16.9% to €429 million in 2000 from €367 million in 1999. The increase in operating income resulted primarily from:

  •
  the fact that net sales increased by 21.7% from 1999 to 2000, while cost of goods sold increased by 21.6% and administrative and selling expenses increased by 21.3%, which was partially offset by,

  •
  a €12 million increase in goodwill amortization charges, chiefly due to the consolidation of the Wiremold group, CEB and Anam.

        As a percentage of net sales, operating income declined to 15.3% in 2000 from 16.0% in 1999 due to lower operating income reported by the acquired entities, as a percentage of net sales, when compared with the existing Legrand group.

        Before giving effect to the acquisition of the Wiremold group and before amortization of goodwill, operating income as a percentage of net sales would have increased to 17.0% in 2000 from 16.7% in 1999.

        France.    Operating income in the France segment increased by 6.4% to €182 million in 2000 from €171 million in 1999. This increase resulted mainly from the fact that net sales increased by 3.7% from 1999 to 2000, while cost of goods sold increased by 1.4% and administrative and selling expenses by 5.7%. As a percentage of net sales, operating income increased to 19.6% in 2000 from 19.1% in 1999.

        Italy.    Operating income in the Italy segment increased by 5.4% to €118 million in 2000 from €112 million in 1999. This was primarily due to:

  •
  the fact that that net sales increased by 10.7% from 1999 to 2000, while cost of goods sold increased by 14.1% and administrative and selling expenses by 6.9%, which was partially offset by,

  •
  the increase in goodwill amortization charges due to the consolidation of CEB.

        As a percentage of net sales, operating income decreased to 21.5% in 2000 from 22.5% in 1999. Excluding CEB from consolidation in 2000, operating income as a percentage of net sales in the Italy segment would have amounted to 22.2% because CEB posted lower operating income as a percentage of net sales than Legrand's other Italian subsidiaries.

        Rest of Europe.    Operating income in the Rest of Europe segment increased by 40.0% to €21 million in 2000 from €15 million in 1999. This resulted mainly from the fact that net sales increased by 16.9% from 1999 to 2000, while cost of goods sold increased by 15.6%, administrative and selling expenses increased by 12.5%. As a percentage of net sales, operating income increased to 4.8% in 2000 from 4.1% in 1999.

        United States and Canada.    Operating income in the United States and Canada segment increased by 69.6% to €39 million in 2000 from €23 million in 1999, compared to an 81.8% increase in net sales. This was primarily due to:

  •
  the fact that net sales increased by 81.8% from 1999 to 2000, while cost of goods sold increased by 78.1% and administrative and selling expenses by 85.7%, which was partially offset by

  •
  a €6 million increase in goodwill amortization charges due to the consolidation of the Wiremold group.

        As a percentage of net sales, operating income decreased to 6.6% in 2000 from 7.1% in 1999. Excluding goodwill amortization charges, operating income in the United States and Canada segment increased by 90.9% and amounted to 9.2% of net sales in 2000, compared with 8.8% in 1999.

        Rest of the World.    Operating income in the Rest of the World segment increased by 52.2% to €69 million in 2000 from €46 million in 1999. This increase resulted principally from

  •
  the fact that net sales increased by 40% from 1999 to 2000, while cost of goods sold increased by 30.6% and administrative and selling expenses increased by 34.6%, which was partially offset by

  •
  an increase in goodwill amortization charges due to the consolidation of Wiremold's subsidiary in China.

        As a percentage of net sales, operating income increased to 23.5% in 2000 from 21.9% in 1999.

  Net interest expense

        Legrand's consolidated net interest expense increased by 137.0% to €64 million in 2000 from €27 million in 1999, principally due to the expense of the acquisition financing for the Wiremold group. Average net debt (TSDIs, long-term and short-term borrowings, including commercial paper and bank overdrafts, less cash and cash equivalents and marketable securities) amounted to €879 million in 2000, compared to €376 million in 1999. As a percentage of net sales, net interest expense increased to 2.4% in 2000 from 1.2% in 1999. The average interest rate on the group's debt remained stable at 7.2% in 2000, compared to 7.1% in 1999.

  Other revenues (expenses)

        Other revenues (expenses) decreased by 25.8% to expense of €23 million for the year ended December 31, 2000 compared to expense of €31 million for 1999. Other revenues (expenses) consist principally of cash discounts provided to customers and received from suppliers. For 2000, cash discounts amounted to expense of €31 million compared to expense of €25 million for 1999.

  Income tax

        Legrand's consolidated income tax expense increased by 1.9% to €106 million in 2000 from €104 million in 1999. This increase was mainly due to the increase in profits before taxes in 2000 compared with 1999. However, the Group's effective income tax rate decreased to 31.1% in 2000 from 33.7% in 1999, due to:

  •
  the reduction in the French income tax rate from 40.0% to 37.77%, and

  •
  the lower taxation of the profits of the Italian subsidiaries, as a result of the tax incentives on investments.

  Net income

        Legrand's consolidated net income increased by 15.2% to €235 million in 2000 from €204 million in 1999. This increase resulted principally from:

  •
  a 16.9% increase in operating income;

  •
  partially offset by a 137.0% increase in net interest expense.

        As a percentage of net sales, consolidated net income decreased to 8.4% in 2000 from 8.9% in 1999.

        Excluding the contribution of the Wiremold group and goodwill amortization charges related to the Wiremold group in 2000, net income would have increased by 21.3% over the period.

Liquidity and Capital Resources

        Legrand's funding and capital expenditure policies, which are set by management at Group level, are designed to enable Legrand to finance its growth policy, while maintaining a strong financial structure. To the extent possible, in order to optimize earnings per share, Legrand seeks to finance its operations and its growth through operating cash flow and indebtedness rather than capital increases. Legrand's funding and capital expenditure policies are set on the basis of projections regarding operating cash flows, working capital needs, required leverage, coverage ratios, average debt maturity, and the extent to which net income varies as a result of changes in interest rates. Legrand monitors these targets on a regular basis.

        For the past three years, net cash provided from operating activities has been Legrand's main source of liquidity. Legrand uses bank loans, committed and uncommitted lines of credit and short-term commercial paper to finance its growth strategy.

        Based on its available funds, management believes that Legrand has sufficient liquidity to meet its anticipated needs through at least the end of 2002.

Cash flows

        The table below summarizes Legrand's cash flows for 1999, 2000 and 2001:

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001
	(in million euros)
Working capital provided from operations	370	427	388

Net cash provided from operating activities	342	244	407
Net cash (used in) provided from investing activities	(170)	(1,061)	(181)
Net cash (used in) provided from financing activities	(80)	892	(74)

Increase (reduction) in cash and cash equivalents	93	76	151

  Working capital provided from operations

        Working capital provided from operations represents net income attributable to Legrand less non-cash charges, principally depreciation and amortization and changes in long-term deferred taxes and other long-term assets and liabilities. Working capital provided from operations decreased between 2000 and 2001 by 9.1%, to €388 million in 2001 from €427 million in 2000, and increased by 15.4% between 1999 and 2000, to €427 million in 2000 from €370 million in 1999.

        The three-year period was characterized by continued increases in depreciation charges for tangible assets and amortization charges for intangible assets, due to changes in the scope of consolidation, principally arising from the acquisition of the Wiremold group. The main factor affecting changes in working capital provided from operations was changes in net income, which decreased between 2000 and 2001 by 25.1% and increased between 1999 and 2000 by 15.2%. The decline in working capital provided from operations, however, was limited to 9.1% in 2001 due to the effect of the increase in non-cash charges associated with depreciation of tangible assets and amortization of intangible assets.

  Net cash provided from operating activities

        Net cash provided from operating activities is defined as working capital provided from operations adjusted to reflect, principally, changes in operating assets and liabilities (net of the effect of investments in consolidated entities), such as accounts receivable, inventories and accounts and notes payable, as well as gains or losses on fixed asset disposals and gains or losses on sales of securities.

        Legrand's consolidated net cash from operating activities amounted to €407 million in 2001, compared to €244 million in 2000, a 66.8% increase, and to €342 million in 1999, a 28.7% decrease from 1999 to 2000.

        In 2001, changes in operating assets and liabilities, particularly accounts receivables and inventories, had a positive impact on net cash provided from operating activities, while in 2000 changes in operating assets and liabilities, particularly accounts receivable and accounts and notes payable, had a negative impact on net cash provided from operating activities.

  Net cash used in, or provided by, investing activities

        Legrand's net cash used in investing activities in 2001 amounted to €181 million compared with €1,061 million in 2000 and €170 million in 1999. The marked increase in cash used in investing activities in 2000 mainly reflected acquisitions (including Wiremold) completed during the year, with investments in consolidated and non-consolidated entities increasing from €58 million at year-end 1999 to €861 million at year-end 2000.

        Capital expenditures amounted to €189 million in 2001, a decrease of 19.2% from €234 million in 2000. Between 1999 and 2000, capital expenditures increased by 9.9% to €234 million from €213 million in 1999. The decrease in capital expenditures to 6.1% of net sales recorded in 2001 is attributable to the fact that Legrand did not begin manufacturing any major new product lines.

        Legrand's policy is to invest actively in internal growth through capital expenditures, principally on equipment for manufacturing new product lines, the improvement of production efficiency, the adoption of new production methods, the expansion of capacity and the upgrade of information and management systems. Major projects implemented since December 31, 1999 have included the following:

  •
  renewal of wiring devices ranges for the "Germanic" standard countries (Germany, Austria, Hungary, Spain, Portugal, Greece and Turkey);

  •
  implementation of a new supply chain management system for Legrand-branded products in Europe; and

  •
  industrialization of several new ranges for specific national markets, such as the Pial+ (Brazil) and the Quincino (Mexico) ranges of switches and sockets.

        In 2002, management intends to maintain sustained levels of capital expenditure in order to continue to upgrade and expand the Group's manufacturing capacity, develop new products and upgrade the Group's information and management systems. Over the medium term, Legrand expects that its capital expenditure levels will decline slightly as a percentage of net sales compared to the average for the years 1990 through 2000. However, management intends to maintain capital expenditures at levels ranging between 6% and 9% of net sales, since management believes that continuous replacement and upgrade of production equipment is essential in order for Legrand to maintain and increase its market position.

  Net cash used in, or provided by, financing activities

        In 2001, Legrand used net cash of €74 million in financing activities, compared with net cash provided by financing activities of €892 million in 2000. In 1999, Legrand used net cash of €80 million in financing activities. Amounts of net cash used in, or provided by, financing activities in the Legrand group relate chiefly to dividend and share buy-back payments, as well as increases or reductions in debt. The Company did not issue new share capital during the three-year period, other than as a result of the exercise of employee stock options.

        Legrand's capital share consists of ordinary shares and preferred non-voting shares. At December 31, 2001, 21,435,408 ordinary shares and 6,717,529 preferred non-voting shares were outstanding. The table below shows the dividends paid on each category of shares:

	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999
	(in million euros)
Preferred non-voting shares	20	20	18
Ordinary shares	40	37	35

Total	60(1)	57	53

(1)
This dividend payment generated the payment of a "précompte" of €8 million, so that the total amount paid by the Company was €68 million

        Legrand has paid all dividends due on the preferred non-voting shares since their issuance in 1983 and 1986.

        Legrand's gross debt (defined as the sum of Subordinated Securities, long-term borrowings and short-term borrowings, including commercial paper and bank overdrafts) amounted to €2,526 million at December 31, 2001, compared with €2,480 million at December 31, 2000 and €1,283 million at December 31, 1999. Legrand's cash and cash equivalents and marketable securities amounted to €1,134 million at December 31, 2001, compared with €949 million at December 31, 2000 and €916 million at December 31, 1999. Legrand's total net borrowed funds (defined as gross debt less cash and cash equivalents and marketable securities) amounted to €1,392 million at December 31, 2001, compared with €1,531 million at December 31, 2000 and €367 million at December 31, 1999. The ratio of net borrowed funds over shareholders' equity was 78% at December 31, 2001, 111% at December 31, 2000 and 29% at December 31, 1999. The Company has pledged U.S. $162 million as collateral for 10 years in connection with a long term swap associated with its 8 1/2% Debentures. See "—8 1/2% Debentures" and Note 21 to Legrand's consolidated financial statements.

  TSDIs

        In December 1990 and March 1992, the Company issued through private placements, in aggregate nominal value amounts of Fr 3,000 million (€457 million) in 1990 and Fr 2,000 million (€305 million) in 1992, respectively. The TSDIs were issued at par. They have no stated due date or maturity and the Company has no obligation to redeem them unless it carries out a voluntary dissolution, is subject to liquidation, or a final judgment is entered ordering the sale of the entire business (cession totale de l'entreprise) of the Company. Upon any redemption, payment of the principal amount of the TSDIs is subordinated to the payment in full of all other creditors of the Company, other than any outstanding participating loans (prêts participatifs) or participating securities (titres participatifs).

        The Company must repurchase the TSDIs if it cannot legally pay additional "gross up" amounts in respect of tax withholding resulting from a change in tax regulations.

        The Company is entitled to repurchase or arrange for a third party to repurchase the outstanding TSDIs at any time in certain exceptional circumstances. If it does so, it will be entitled to receive in December 2005 and March 2007 amounts equal to the capitalized value of the lump sum amounts initially paid (see below).

        The Company is required to pay interest semi-annually on the TSDIs at a rate indexed to EURIBOR, the European inter-bank offered rate (or at a fixed rate for two series of TSDIs in an aggregate nominal value of Fr 375 million (€57 million)). At the time of each issuance, the Company entered into agreements with third parties under which the third parties agreed to purchase the TSDIs from the holders fifteen years after issuance. The third parties agreed to waive all rights to interest on the TSDIs once they purchase them from the holders. In return, the Company made lump sum payments to the third parties equal to €100 million with respect to the 1990 TSDIs and €77 million with respect to the 1992 TSDIs. In accordance with French tax regulations, interest payments with respect to the TSDIs are tax deductible for the portion representing the interest as computed on net proceeds (i.e., the nominal amount less the lump sum payments mentioned above) of each issuance of TSDIs.

        The Company's Board of Directors may decide to suspend interest payments on the TSDIs if:

  •
  Legrand's consolidated net equity falls below €412 million;

  •
  if the Company has not paid an ordinary dividend (excluding dividends paid on its preferred non-voting shares and the statutory dividends); and

  •
  no interim dividend has been declared.

        If the Company suspends interest payments, the amount of each suspended interest payment itself bears interest. The amount of the suspended interest payments is not subordinated if the Company is liquidated, and the suspended interest must be paid before the Company may pay a dividend on its ordinary shares. If any third party, or group of third parties acting in concert, obtains the control of a majority of voting rights in the Company without the approval of the Company's board of directors, the Company may no longer suspend interest payments under the TSDIs, and obligations of the Company with respect to any suspended interest payments will rank pari passu with the Company's other unsecured and unsubordinated indebtedness, including the Yankee bonds (described below).

        In order to manage its exposure to fluctuations in interest rates, the Company has hedged its obligation to pay interest on the TSDIs using interest rate swaps. After accounting for the swap agreements, the effective interest rates amounted to 9.2% per year in 2001, 8.4% per year in 2000 and 7.4% per year in 1999, of the average residual carrying value of the TSDIs. See note 12 to Legrand's audited consolidated financial statements for a table of the amortization of the residual carrying value.

  $400 million 8.5% Yankee bonds due February 15, 2025

        On February 14, 1995, Legrand issued $400 million principal amount of 8.5% debentures due February 15, 2025, (the "Yankee bonds"). Interest on the Yankee bonds is payable semi-annually in arrears on February 15 and August 15 of each year. The Yankee bonds were publicly offered in the United States. Legrand used $238 million of the proceeds of the issuance of the Yankee bonds to finance acquisitions in the United States and invested the remaining $162 million in marketable securities denominated in dollars, as described in note 8 to the audited consolidated financial statements.

        Accordingly, the total principal amount of the Yankee bonds is hedged by assets expressed in dollars, such that exchange rate fluctuations between the dollar and the euro will not cause the Yankee bonds to affect the Company's income or net equity.

        The Company has hedged its obligation to pay interest on the Yankee bonds through a 30-year interest rate swap agreement. The settlement dates for net amounts to be paid or received under the swap agreement are the same as the interest payment dates on the Yankee bonds. Taking into account the swap agreement, the effective interest rate of the Yankee bonds is LIBOR (the London inter-bank offered rate) plus a margin of 0.58% per annum.

        The interest swap agreements entered into by Legrand in connection with the Yankee bonds (and certain of the TSDIs) provide that Legrand must post collateral if the exposure of the counterparty increases as calculated on a mark-to-market basis.

  Other debt

        The Company's other debt at December 31, 2001 amounted to €1,809 million, compared to €1,738 million at December 31, 2000 and €536 million at December 31, 1999. This debt consisted principally of bank loans (including, in particular, a U.S. $355 million five-year revolving credit facility) bearing interest at variable rates based on the reference rate used in the country in which the loan was taken out, and commercial paper.

  •
  Other long-term debt amounted to €521 million at December 31, 2001, compared to €749 million at December 31, 2000 and €163 million at December 31, 1999. The decrease between 2001 and 2000 resulted mainly from repayment of a long-term loan upon maturity, while the increase in 2000 reflected debt incurred to finance the acquisitions completed during that year.

  •
  Short-term debt amounted to €1,288 million at December 31, 2001, compared to €989 million at December 31, 2000 and €373 million at December 31, 1999. The Company regularly issues commercial paper at interest rates based on EONIA, typically for a one-month duration. The amount of commercial paper outstanding at December 31, 2001 was €908 million. The average interest rate for the Company's commercial paper issuances amounted to 4.4% in 2001, 4.4% in 2000 and 2.8% in 1999. The significant increase in short-term debt in 2000 mainly reflected debt incurred to finance the acquisitions completed in 2000, while the increase in 2001 mainly reflected the maturity of long-term borrowings.

        For further information on the Company's other debt, see Notes 13 and 15 to the consolidated financial statements. For information on capital leases, see Note 3 to the consolidated financial statements.

  Covenants

  Financial Covenants

        The interest swap agreements entered into by Legrand in connection with the Subordinated Securities and the Debentures provide that Legrand will have to post collateral for an amount equal to the swap's fair value in case of a downgrade of Legrand's credit rating. The maximum cost of a downgrade of Legrand's credit rating, regardless of the amount of notches of such downgrade, would be equal to the spread between Legrand's cost of funds for such collateral and the interest generated by Legrand on the collateral. The maximum amount of such collateral to be posted would be €80 million.

        Legrand also agrees to comply with other financial covenants from time to time in connection with its other debt. The principal financial covenants to which Legrand is currently subject require Legrand to meet specified EBITDA-to-net debt and gearing ratios in connection with a U.S. $355 million five-year revolving credit facility. If one or more of these ratios are not met, the lenders would have the right to require Legrand to repay immediately the total principal amount outstanding under the credit facility. Assuming that Legrand is able to refinance this debt upon a breach of one or more of these ratios, the maximum cost of this repayment obligation would be equal to the spread between the interest rates under the U.S. $355 million revolving credit facility and the interest rates for the debt incurred for the refinancing. Legrand was in compliance with these financial covenants during 2001.

  Change of Control Clauses

        The U.S. $355 million five-year credit facility also requires Legrand to notify the Agent of any change in control. The Agent must notify the lenders, who have 30 days to require Legrand (through the Agent) to repay their advances. Legrand has 60 days from the change of control or until the expiration of the particular advance, whichever occurs later, to repay such amount. The 8 1/2% Debentures state that in the case of a hostile takeover, the holders can require the reimbursement of all or a portion of the obligations.

Research and development, patents and licenses

Research and Development

        Management believes that research and development is essential to maintaining and strengthening the Group's market position through product improvements and innovation and more efficient manufacturing processes. Legrand's research and development expenditure totaled €136 million in 2001 (equal to 4.4% of net sales), €123 million in 2000 (equal to 4.4% of net sales) and €110 million in 1999 (equal to 4.8% of net sales). The decrease as a percentage of net sales reflects the consolidation of the Wiremold group for five months in 2000 and twelve months in 2001, since Wiremold's research and development expenses as a percentage of net sales were lower than those of the existing Legrand group.

        Although most production facilities have their own research and development teams, a major portion of Legrand's research and development focus is centralized in Limoges, France, and Varese, Italy. At year-end 2001, approximately 1,550 employees in approximately 20 countries were involved in research and development, of which over 50% were based in France, almost 25% in Italy and the remainder in other countries. Several of Legrand's operating subsidiaries around the world, including those in France, conduct research and development programs in association with universities or engineering schools.

Know-how and Patents

        The Group relies principally on proprietary manufacturing know-how to produce competitive, high-quality goods. At December 31, 2001, Legrand held close to 4,500 patents covering most of its product categories, approximately 83% of which were held outside France. Legrand does not believe that its business is dependent upon any individual patent. The Group uses the Legrand™ trademark extensively in marketing its products in France and several other countries, and the BTicino™ trademark in marketing its products within and outside Italy.

Trend Information

        Due to the nature of the market for products for low-voltage electrical installations and information networks in buildings, Legrand does not in general have a significant order book that would enable it to give a precise forecast of sales levels in the coming quarters.

        On February 25, 2002, Legrand announced that management expected sales for the full year 2002, as restated to exclude the effect of acquisitions and using constant exchange rates, to remain within a range of moderate decline to limited growth, assuming an upturn in the world economic environment in the second half of 2002. Management further stated that if sales fall in the middle of this range, it expects operating income to remain stable.

        On April 25, 2002, Legrand released its consolidated net sales for the first quarter of 2002, which amounted to €770 million, representing a decline of 3% compared with the first quarter of 2001, when restated to exclude the effect of acquisitions and using constant exchange rates. Net sales by segment compared with the first quarter of 2001, in each case restated to exclude the effect of acquisitions and at constant exchange rates, were as follows:

  •
  France: decline of 4.0%

  •
  Italy: increase of 6.1%

  •
  Rest of Europe: decline of 4.7%

  •
  United States and Canada: decline of 13.0%

  •
  Rest of the World: increase of 4.6%

        On the continuing assumption of an upturn in the world economic environment in the second half of 2002, Legrand's management announced in such release that it maintains its expectation that net sales for the full year 2002 should be within a range of moderate decline to limited growth, when restated to exclude the effect of acquisitions and using constant exchange rates.

        Actual results may differ from those set forth in the preceding forward-looking statements due to any of the factors and uncertainties described in "Item 3. Key Information—Risk Factors", or due to other factors.

Variations in Exchange Rates

        A large portion of the Company's subsidiaries outside France operates in countries with currencies other than the euro. Approximately 40% of Legrand's net sales in 1999, 2000 and 2001 were denominated in currencies other than the euro, most significantly the U.S. dollar and the British pound. As a result, for the periods covered by this Annual Report, Legrand's consolidated operating results were affected by fluctuations in the exchange rates between the euro and such other currencies.

        In order to prepare its consolidated financial statements, Legrand must convert assets, liabilities, income and expenses that are accounted for in other currencies into euro. Therefore, fluctuations in foreign currency exchange rates affect such items in the consolidated financial statements, even if the value of the item remains unchanged in its original currency. To the extent that Legrand incurs expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could cause the level of expenses to increase with respect to its net sales.

        Legrand uses end-of-period exchange rates for the translation of balance sheet data and period average exchange rates for the translation of income statement and cash flow data. In translating financial statements of subsidiaries operating in highly inflationary economies, non-monetary assets are recorded at historical rates of exchange, and gains or losses arising from the translation of the financial statements of such subsidiaries are included in the consolidated income statement under "Other revenues (expenses)". For further details, see note 17 (b) to the consolidated financial statements.

        The table below sets forth the average daily value of the dollar and the British pound against the euro during the calendar years 1999, 2000 and 2001.

	Average daily value in euro (Source: Bloomberg)
	1999	2000	% change from 1999	2001	% change from 2000
Dollar/euro	0.9392	1.0840	+ 15.4%	1.174	+ 8.3%
British pound/euro	1.5195	1.6413	+ 8.0%	1.6084	-2.0%

        Legrand periodically enter into foreign currency contracts to hedge commitments, transactions or foreign income. See note 1(l) to the audited consolidated financial statements. In recent years, hedging transactions entered into by Legrand have principally involved certain intra-group sales between major foreign subsidiaries denominated in such subsidiaries' respective local currencies. The Company does not currently hedge the net assets of its subsidiaries and, as of December 31, 2001, had not hedged transactions with its subsidiaries. See "Quantitative and Qualitative Disclosures About Market Risks."

The euro

        Since January 4, 1999, share prices in the eleven countries of the European Monetary Union, or EMU, have been denominated in euro. On February 15, 1999, Legrand converted its capital stock into euro by increasing the par value of its shares to €2.00 per share.

        Since January 1, 2001, Legrand has prepared and published its financial statements in euro. The financial statements for 1999 and 2000 were originally prepared in French francs, and have subsequently been converted into euro.

        Based on available information, management believes that the costs related to the introduction of the euro, with the exception of those relating to the modification of its software, were not material.

        Furthermore, because about 60% of the Group's sales are denominated in euro (and previously in currencies that were replaced by the euro), management believes that the introduction of the euro will significantly lower the impact of currency fluctuations on the Group's sales and results over the long term.

        Management does not believe that the introduction of the euro has had a material effect on the Group's major contracts, on its income taxes or on its outstanding financial instruments.

Critical Accounting Policies

        The accounting policies described below are those the Company considers critical in preparing its consolidated financial statements. These policies include significant estimates made by management using information available at the time the estimations are made. A more detailed description of the significant accounting policies used by the Company in preparing its consolidated financial statements is included in note 1 to the audited consolidated financial statements.

  Goodwill and other intangible assets

        The Company has made acquisitions in the past that included a significant amount of goodwill and other intangible assets. Under US GAAP in effect through December 31, 2001, the assets were amortized over their estimated useful lives.

        In July 2001, the FASB Board issued SFAS 141 and SFAS 142 (collectively "SFAS 141/142"). SFAS 141/142 establish new accounting and reporting standards for goodwill and other non-amortized intangible assets. In particular, SFAS 141/142 replace the amortization of these items over their estimated useful lives by an impairment test based on the item's estimated fair value. Other intangibles that meet certain criteria will continue to be amortized over their useful lives and will also be subject to an impairment test based on estimated fair value. SFAS 141/142 are effective for the Group from July 1, 2001 for new acquisitions and from January 1, 2002 for acquisitions previously made.

        The judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on the Group's consolidated financial condition and results of operations.

        Fair value is based either on the quoted market price in an active market for the asset, if available, or in the absence of an active market on discounted future cash flows from operating income less investments. Many assumptions and estimates underlie the determination of fair value. Another estimate using different, but still reasonable, assumptions could produce different results.

        Legrand applied the impairment test set forth in SFAS 141/142 for all goodwill amounts recorded by it as of December 31, 2001, using the following assumptions and parameters:

  •
  a weighted average capital cost of 7.40%;

  •
  a growth rate beyond the specifically forecasted period of 2.00% per year for its discounted future cash flow analyses; and

  •
  that 2001 reflected a temporary decline in the economy and in the Group's markets and that a recovery would occur after 2002.

        Further to these estimations of the effect of the application of SFAS 141/142 and based on the assumptions above, no significant impairment of the goodwill has been assessed as of December 31, 2001.

  Accounting for income taxes

        As part of the process of preparing its consolidated financial statements, the Company is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, it must establish a valuation allowance. To the extent the Company establishes a valuation allowance or increases this allowance in a period, it must include an expense within the tax provision in the statement of operations.

        Significant management judgment is required in determining the valuation allowance recorded against the net deferred tax assets. The Company has recorded a valuation allowance, and there are uncertainties regarding the Company's ability to utilize some of its deferred tax assets before they expire, primarily certain net operating losses carried forward and foreign tax credits. The valuation allowance is based on the Company's estimates of taxable income by jurisdiction in which it operates, and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or the Company adjusts these estimates in future periods, it may need to adjust the valuation allowance, which could materially impact its financial position and results of operations.

        The Group's net deferred tax assets as of December 31, 2001 totaled €80 million.

  Accounting for special purpose entities

        The existing special purpose entities (the "SPVs") are related to the Subordinated Securities issued by Legrand.

  Consolidation of the SPVs

        Under French GAAP, the SPVs not consolidated. Under U.S. GAAP, the SPV are required to be consolidated based on the guidance and SEC views provided in EITF Topic D-14. The application of U.S. GAAP to the TSDIs and related loans has the following impacts:

  •
  Recognition of the debts due by the special purpose entities (€246 million, €208 million and €170 million as of December 31, 1999, 2000 and 2001, respectively) in place of the existing TSDIs debt recognized in the French accounts (€326 million, €287 million and €244 million as of December 31, 1999, 2000 and 2001, respectively);

  •
  Recognition of the forward receivable and payable due by and to a commercial bank to and by the SPVs as the netting of those obligations and assets in the balance sheet is not allowed by FIN 39 rules. The value of the asset carried in the balance sheet corresponds to the accreted value of the interest bearing deposit. The value of the liability corresponds to the present value of the nominal amount of the TSDIs. Amendments entered into between the SPVs and a third party bank in December 2002 will result in the derecognition from the balance sheet of these assets and liabilities as of December 31, 2002; and

  •
  Recognition of certain derivative financial instruments at fair value in the group's balance sheet with changes in fair value recognized in the statement of income.

        Considering all of the effects outlined above, the principal impact of this difference on the income statement is to adjust interest income by €3 million, €7 million and €23 million for each of the years ended December 31, 2001, 2000 and 1999, respectively, and to decrease net income by €4 million, €10 million and €8 million, respectively, in 2001, 2000 and 1999. The principal impact of this difference on the balance sheet is to increase non-current assets by €558 million, €538 million and €523 million as of December 31, 2001, 2000 and 1999, respectively, and to increase long-term borrowings by €436 million, €397million and €364 million as of December 31, 2001, 2000 and 1999, respectively.

Differences between French GAAP and U.S GAAP

        The consolidated financial statements included elsewhere herein have been prepared in accordance with French GAAP which differ in certain significant respects from U.S. GAAP.

  U.S. GAAP Restatement

        In connection with its proposed sale by Schneider Electric to a consortium led by Wendel Investissements and Kohlberg Kravis Roberts & Co. L.P., the consolidated financial statements of the Group are required to be consolidated in accordance with U.S. GAAP as described in the paragraph below "Critical accounting policies" accounting for special purpose entities. The restatement does not affect the Group's previously reported French GAAP financial statements. See note 28(e) for additional information on the accounting for these entities (and the impact thereof) under French and U.S. GAAP.

        Accordingly, the Group's U.S. GAAP financial statements presented herein have been restated to reflect the consolidation of these entities. The principal impact of the restatement on the income statement is to adjust interest income (expense) and net income. The principal impact of the restatement on the balance sheet is to increase non-current assets and long-term borrowings. The impacts of the restatement on previously reported U.S. GAAP income statement amounts are summarized in the table below:

			Basic Earnings per Share		Diluted Earnings per Share
	Interest Income (Expense)	Net Income
			Common	Preferred	Common	Preferred
2001, as reported	(115)	148	4.72	4.71	7.55	7.54
Restatement	3	(4)	(0.13)	(0.12)	(0.21)	(0.20)

2001, as restated	(112)	144	4.59	4.59	7.34	7.34

2000, as reported	(64)	235	7.68	7.62	12.29	12.19
Restatement	7	(10)	(0.33)	(0.33)	(0.53)	(0.53)

2000, as restated	(57)	225	7.35	7.29	11.76	11.66

1999, as reported	(27)	204	6.57	6.52	10.52	10.43
Restatement	23	(8)	(0.24)	(0.25)	(0.61)	(0.40)

1999, as restated	(4)	196	6.33	6.27	11.13	10.03

        The impacts of the restatement on previously reported U.S. GAAP balance sheet amounts are summarized in the table below:

	Total Assets	Subordinated Securities & Debt (TSDI)	Equity
2001, as reported	5,474	266	1,734
Restatement	478	436	43

2001, as restated	5,952	702	1,777

2000, as reported	4,819	312	1,385
Restatement	554	397	11

2000, as restated	5,373	709	1,396

1999, as reported	3,370	354	1,254
Restatement	541	364	21

1999, as restated	3,911	718	1,275

  U.S. GAAP Differences

        The principal difference affecting the determination of Legrand's net income under U.S. GAAP compared with French GAAP results from certain entities relating to the Legrand's subordinated securities which are required to be consolidated under U.S. GAAP. The principal impact of this difference on the income statement is to adjust interest income by €3 million, €7 million and €23 million as of December 31, 2001, 2000 and 1999, respectively, and to decrease net income by €4 million, €10 million and €8 million, respectively, in 2001, 2000 and 1999. The principal impact of this difference on the balance sheet is to increase non-current assets by €558 million, €538 million and €523 million as of December 31, 2001, 2000 and 1999, respectively, and to increase long-term borrowings by €436 million, €397million and €364 million as of December 31, 2001, 2000 and 1999, respectively.

        In addition, the Group's French GAAP financial statements are also affected by certain other differences from U.S. GAAP, which are summarized below.

  Reclassifications

        The following reclassifications are required under U.S. GAAP:

  •
  a reclassification of certain cash discounts granted to customers (reclassified from non-operating expense to a reduction of net sales), for a total amount of €39 million, €31 million and €25 million for each of the years ended December 31, 2001, 2000 and 1999, respectively;

  •
  a reclassification of certain taxes paid in Italy (reclassified from operating expense to income tax expense), for a total amount of €5 million for each of the years ended December 31, 2001, 2000 and 1999;

  •
  a reclassification of other expenses that are classified as non operating expenses under French GAAP and that are requested to be included in operating income under U.S. GAAP (restructuring charges).

  Depreciation of Schneider Electric shares

        Under French GAAP, the shares of Schneider Electric held by the Company as a result of Schneider Electric's public tender offer for the Company's shares in 2001 are treated as marketable securities. However, as those shares have been received in exchange for treasury shares held by Legrand, the entire transaction including the subsequent gains and losses is a treasury stock transaction and recognizing subsequent gains and losses in the income statement is inconsistent with the accounting treatment of a treasury stock transaction. In order to take into account this extraordinary situation and to be in compliance with the "true and fair" principle, the Group has recorded in the French books the unrealized losses (€21 million after taxes) at December 31, 2001 as a direct charge to equity. In accordance with U.S. GAAP, these shares are recorded as marketable securities and the Company recorded additional interest expense, net of taxes, of €21 million.

  Italian Tax (EITF 93-16)

        The Italian tax law No 342 allowed firms to revaluate their assets retroactively as of January 1, 2001. Therefore a deferred tax asset has been booked in the French GAAP accounts, and a provision is required as long as the actual tax law did not confirm the use of those tax assets. Under US GAAP, as those gains are taxable when distributed, a distribution tax is booked. The difference between the provision booked in the French GAAP accounts and the one booked in the US GAAP consolidated accounts amounts to €6 million (additional expense) as at December 31, 2001.

        For a more detailed discussion on the differences between French GAAP and U.S. GAAP as applied to Legrand are further described in note 28 to the consolidated financial statements.

New accounting pronouncements

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

        We will adopt SFAS 143 on January 1, 2003 and do not anticipate that the adoption of SFAS 143 will have a material impact on our consolidated results of operations, financial position or cash flows.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged.

        The adoption of SFAS 144 on January 1, 2002 did not have a material impact on our consolidated results of operations, financial position or cash flows.

        In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections. The principal change is that certain gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS 4") will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. We plan to adopt SFAS 145 on January 1, 2003 and anticipate that the adoption of SFAS 145 will not have a material impact on our consolidated results of operations, financial position or cash flows.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the basis for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired in business combinations or disposal activities covered by SFAS 144. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management has not yet assessed the impact of the adoption of SFAS 146 on our consolidated financial position, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46 Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin ("ARB") No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise is required to consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after June 15, 2003.

        We have not yet determined what impact, if any, adoption of FIN No. 46 will have on our consolidated results of operations, financial position, or cash flows.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        In accordance with French law governing sociétés anonymes, the Company's affairs are managed by its Board of Directors and by its Chairman and Chief Executive Officer, who has full executive authority to manage the affairs of the Company, subject to prior authorization of the Board of Directors and the general shareholders' meetings for certain decisions designated by law. Directors are elected by the shareholders and serve until the expiry of their respective terms, or until their resignation, death or removal, with or without cause by the shareholders. Under certain conditions, the Board of Directors may fill its vacancies, pending the next general shareholders' meeting. The Chairman and Chief Executive Officer is elected by the Board of Directors and may be removed by the Board at any time. French company law number 2001-420 dated May 15, 2001, published on May 16, 2001 (the "Law of May 15, 2001"), gives the Board of Directors the right to elect one person for the position of Chairman and Chief Executive Officer or to split the function between two different persons (the Chairman of the Board of Directors and another natural person bearing the title of Chief Executive Officer (Directeur Général)). The Law of May 15, 2001 states that the Company must hold an extraordinary shareholders' meeting within 18 months from the date of publication of the Law of May 15, 2001 to amend the Company's statuts to incorporate such right. The Company adopted a resolution to amend its statuts to this effect at the general shareholder's meeting held on June 3, 2002. Under French law, a Director may be an individual or a legal entity, but the Chairman and the Chief Executive Officer must be individuals. French law permits the Board of Directors to appoint up to five persons to whom the Board of Directors may delegate general or specific powers called the Directeurs Généraux Délégués. The Chief Executive Officer nominates the Directeurs Généraux Délégués and the Board of Directors appoints them and determines their specific management powers and responsibilities. Under French law, a Directeur Général Délégué, like the Chief Executive Officer, has broad powers to represent and bind the Company when dealing with third parties. Any Directeur Général Délégué may be removed by the Board of Directors at any time upon proposal of the Chief Executive Officer.

Board of Directors

        The Board of Directors currently consists of 7 members (compared to 11 members as of December 31, 2000). The statuts provide that each Director is elected for a six-year term. The statuts provide that the Board of Directors may consist of a maximum of 15 Directors at any one time. There is no limitation on the number of terms that Directors may serve. According to the Law of May 15, 2001, the Company's Board of Directors should consist of three to 18 members elected by the Company's general shareholders meeting. French companies have three years from the date of publication of the Law of May 15, 2001 to comply with this requirement. The Board of Directors cannot increase the number of members of the Board. Only the shareholders, acting as a simple majority, can do so.

        Under French law, the Board of Directors convenes shareholders' meetings and presents the Company's financial statements to the shareholders for their approval. In addition, the Board of Directors reviews and monitors the Company's economic, financial and technical strategies. Directors are required to comply with applicable law and regulations and the company's statuts, or charter. Under French law, Directors are responsible for actions taken by them that are contrary to the Company's interests, or that constitute violations of the statuts or mismanagement, and may be held liable for such actions both individually and jointly with the other Directors. A Directeur Général Délégué may be held individually responsible for his/her actions if they are deemed contrary to the Company's interests.

        Meetings of the Board of Directors, which are held as often as required by the corporate interest, are normally convened and presided over by the Chairman. The Board of Directors met 11 times in 2001. According to French company law, if the Board of Directors has not met for more than two months, at least one-third of the members of the Board of Directors may request that the Chairman convene the Board of Directors regarding matters listed on the agenda for the meeting. A quorum consists of one-half of the members of the board of directors and decisions are taken by a vote of the majority of the members present or represented by other members of the Board of Directors. A Director may give a proxy to another director, but a Director cannot represent more than one other member at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum.

        See "Item 10. Additional Information—Memorandum and Articles of Association—Directors."

        The following table sets forth the names of the Directors of the Company, their current positions with the Company, the dates of their initial appointment as Directors and the expiration dates of their current term.

Name	Current Position/Experience	Initially Appointed	Term Expires
François Grappotte	Director and Chairman, Chief Executive Officer See "—Executive Officer Biographies" below.	1984	2008
Olivier Bazil	Director, Vice-Chairman and Chief Operating Officer See "—Executive Officer Biographies" below.	1988	2006
Gilles Schnepp	Director, Chief Operating Officer See "—Executive Officer Biographies" below.	2001	2007
Salustro Reydel Management represented by Edouard Salustro	Mr. Salustro is the founder and Chairman of the Supervisory Board of Salustro Reydel et Associés, a major French auditing and accounting firm. Mr. Salustro also chairs the finances section of the French Economic and Social Council, which advises the French authorities on economic and social general policy issues. Mr. Salustro is also an officer of SAS Delcasse, Regnier et Associés, SICAV Arcalis Internationale and Salustro Robson SA (Belgium). Mr. Salustro is 71 years old.	2001	2007
Patrick de Bonnières	Mr. de Bonnières is a founder and former Chairman of the Supervisory Board of Actionel, a management consulting company. Mr. de Bonnières became Vice-President when Actionel was renamed Salustro Reydel Management. Mr. de Bonnières is also member of the Supervisory Board of Tresofi SA. Mr. de Bonnières is 47 years old.	2001	2007
Thierry Corbel	Mr. Corbel is a former Chief Operating Officer at the Compagnie Générale Maritime (CGM). He is now an independent consultant specialized in management consulting. Mr. Corbel is 51 years old.	2001	2007
Jean-Philippe Gallant	Mr. Gallant is a former Chief Executive Officer at Selectron France and a former Vice-President for strategic development at Selectron Europe. Mr. Gallant is also a Director of Eurelec, Ipricot, Surfvision, Generix, Financière Boscary, Rubans Gallant, Société Immobilière de la Rue d'Alger (as well as an officer) and a manager of Société Financière de la Rue d'Alger. He is now a consultant for high tech investment projects. Mr. Gallant is 61 years old.	2001	2007

The Board of Directors has an audit committee and a remuneration committee established on September 9, 1996. The audit committee is responsible for providing advice to the board of directors on financial and accounting matters in particular with respect to the financial statements, accounting methods and principles, internal and external audits and the choice of accountants. The remuneration committee is responsible for proposing salaries and incentives for the Company's officers and directors. The audit committee has not met in 2001 and the remuneration committee met three times in 2001. Due to the public exchange offer by Schneider Electric, the audit committee and the remuneration committee have no members as of May 31, 2002.

Executive Officers

        Under French law and the statuts, the Chairman and Chief Executive Officer has full executive authority to manage the internal affairs of the Company. The Chairman and Chief Executive Officer has broad powers to act on behalf of the Company and to represent the Company when dealing with third parties, subject only to those powers expressly reserved to the Board of Directors or the shareholders by French law.

        The following table sets forth the names and ages of the executive officers of the Company, their current positions with the Company and the number of years which they have been with the Company:

Name (Age)	Position	Years with the Company
François Grappotte (66)	Chairman, and Chief Executive Officer	19
Olivier Bazil (56)	Vice-Chairman and Chief Operating Officer	29
Gilles Schnepp (43)	Chief Operating Officer	13
Pierre Mazabraud (55)	Deputy Chief Operating Officer	30

  Executive Officer Biographies

        Mr. Grappotte has more than 25 years of experience in the electrical equipment industry, including 19 years with Legrand. After graduating from the Ecole Nationale d'Administration, he started his career at the Ministry of Industry and at the Treasury Division (Division du Trésor) of the Ministry of the Economy and Finance. In 1970, he joined Banque Rothschild, serving successively as Assistant Director, Deputy Director and Director. In 1973, he joined Compagnie Electro Mécanique where he served as Secretary, Chief Operating Officer and Vice President. Mr. Grappotte joined the Company in 1983 as Chief Operating Officer and became Chairman, President and Chief Executive Officer in 1988. Mr. Grappotte serves as a Director at France Telecom and BNP Paribas (France), as well as being a Member of the Supervisory Board at Etablissements Michelin (France) and a Member of the Conseil Consultatif of Banque de France. Mr. Grappotte is also a Director of several companies which belong to the Legrand group, such as BTicino (Italy), The Wiremold Company (U.S.), Pass & Seymour Inc. (U.S.), Bufer Elektrik (Turkey) and Eltas Elektric (Turkey).

        Mr. Bazil has been a member of the Board of Directors of Legrand since 1988 and became Deputy Chief Operating Officer in 1993 and Vice-Chairman and Chief Operating Officer in 2000. After finishing his studies at the Ecole des Hautes Etudes Commerciales (HEC) and Harvard Business School, he joined the Company in 1973 as a Deputy to the Secretary, responsible for financial information and developing the Group's strategy for growth. In 1979, he became Chief Financial Officer. Mr. Bazil serves as a Director of several companies which belong to the Legrand group, such as Baco (France), BTicino (Italy), Kontavill (Hungary), Luminex (Columbia), MDS (India), The Wiremold Company (U.S.), Pass & Seymour Inc. (U.S.), EEI Electric (Netherlands), Legrand Holding (United States), PB Finelectric (Netherlands) and Vetron Electric (Netherlands) and as Manager (Gérant) of Rhein Vermogensverwaltung (Germany) and Chairman of Desmag (Luxemburg).

        Mr. Schnepp has served as Chief Operating Officer since October 2000. Upon graduating from the Ecole des Hautes Etudes Commerciales (HEC), he started his career at Merrill Lynch France where he became Vice-President. He then joined Legrand in 1989 as Deputy Chief Financial Officer. In 1993 he

became the Secretary and in 1996, the Chief Financial Officer. Mr. Schnepp is also a Gérant of Newspi and Chairman of ERTM. Mr. Schnepp serves as a Director of several companies which belong to the Legrand group, such as The Wiremold Company (U.S.), Anam Legrand (South Korea), Fael (Poland), Legrand (Belgium), Desmag (Luxemburg), Fidelec (Morocco), Kontavil (Hungary), Legrand (Philippines), Legrand (Sweden), Legrand Danmark (Denmark), Legrand Helliniki (Greece), Legrand Ireland Limited (Ireland), Legrand Minitronics (Australia), Legrand Nederlands BV (Netherlands), Polam Suwalki (Poland), Simapel (Morocco), as Chairman of Baco, Serd, Sute and Multicontactos Otesa (Mexico) and as Gérant of Legrand Ges.mbh (Austria) and Legrand Austria Gmbh (Austria).

        Mr. Mazabraud has served as Deputy Chief Operating Officer since 1993. Upon graduating from Arts et Métiers, he joined the Company in 1972 as a maintenance engineer. He transferred to Legrand Normandy in 1978 where he was named operational head in 1983. In 1986, he returned to Legrand Limoges as Technical Director.

B.    Compensation

        In 2001, the aggregate compensation paid to the Directors and the executive officers, which included 8 persons (11 persons in 2000) was €2 million (€2 million in 2000). This amount includes the compensation paid to these persons by the Company and its subsidiaries for services in all capacities to the Group and any benefits in-kind, contingent or deferred compensation (but excluding stock options). The directors' fees (jetons de présence) granted to each of the Board members during 2001 amounted to €2,287 or an aggregate amount of €27,440.

        The following table below sets forth the compensation (including any benefits in-kind, contingent or deferred compensation but excluding stock options and director's fees, if applicable) paid during the fiscal year 2001 by the Company and its subsidiaries to its Directors and executive officers for services in all capacities to the Group:

	Legrand
	Annual remuneration	All other compensation
	(€)
François Grappotte	327,750	262,813
Olivier Bazil	251,569	94,169
Gilles Schnepp	259,146	43,301
Edouard Salustro	—	—
Patrick de Bonnières	—	—
Thierry Corbel	—	—
Jean-Philippe Gallant	—	—

        In 2001, the total amount accrued to provide pension, retirement or similar benefits for the French members of the Executive Committee, which includes 9 persons (including 3 mandataires sociaux), was €7 million, €1 million of which are the subject of provisions at December 31, 2001.

        Mr. Olivier Bazil and Mr. Gilles Schnepp are each entitled to receive (i) a severance compensation payment amounting to approximately €0.8 million and (ii) compensation arising from the entry into covenants not to compete amounting to approximately €0.8 million.

        The French members of the Executive Committee, including the Group's executive officers, are each entitled to receive a retirement premium equivalent to a minimum of 50% (or 60% to their surviving spouse in the event of death) of the average of the two highest annual remunerations received by them during their last three years of service at the Company, provided that they are at least 60 years of age and have been employed by the Company for at least 10 years.

        None of the other directors or executive officers has entered into service contracts with the Company or members of the Group providing for benefits after termination of employment.

        See "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions" for details on these contracts between the Company and Mr. François Grappotte, Mr. Olivier Bazil and Mr. Gilles Schnepp.

Profit Sharing and Interest Plans

        Under French law, French companies must share their profits with their employees to the extent revenues after taxes reach a certain level. Such amounts are deposited in an account for a period of five years and they generate interest during such time at a negotiated rate which ranges from 6% to 9%.

        Legrand signed an agreement dated December 9, 1969. This agreement was renewed on June 25, 1999 for a five-year period with the workers' representatives of Legrand SA, Legrand SNC, Aupem Séfli, Legrand Déri, Sofrelec, Inovac, Fomès, Martin and Lunel and Plinthelec. An amendment to this agreement which extended its scope to Sarlam and URA was signed on June 22, 2001. A special reserve is calculated based on the operating income of the participating companies and is allocated among the covered employees according to their gross compensation. Individuals choose the form of their contribution, which is subject to a five-year lock-up as required by legal provisions in effect.

        In addition, certain members of the Group share a certain percentage of their results with their employees following other formulas and taking into account local law.

Options to Purchase or Subscribe Securities from Registrant or Subsidiaries

        In accordance with the authorization granted by the extraordinary shareholders meeting held on May 25, 1994, the Company established a stock option plan (the "1994 Plan"), under which options could be granted for the purchase or subscription of shares at prices approximating 80% of the share price at the date of the grant. Options could be granted at any time through May 24, 1999, and can be exercised at any time within a period of six years from the date of the grant. Pursuant to this authorization, options were granted in 1995, 1996, 1997 and 1998.

        On May 26, 1999, the shareholders authorized the Company to issue, until May 2004, options to purchase or to subscribe to common shares or preferred, non-voting shares. On December 13, 1999, the Board of Directors established a new plan (the "1999 Plan") for the purchase of common shares open to all French employees meeting certain limited employment qualifications. The exercise price is equal to €222 (the average opening market price of the shares on Euronext Paris for twenty trading days prior to December 13, 1999). The options may not be exercised for five years subsequent to the date of the grant and may be exercised for a period of two years subsequent to that date (i.e., from December 13, 2004 to December 12, 2006).

        On November 21, 2000, the Board of Directors established a stock subscription plan (the "2000 Plan") open to all French employees meeting certain limited employment qualifications. The exercise price is equal to €191.50 (the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000). The options may not be exercised for five years subsequent to the date of the grant and may be exercised for a period of two years subsequent to that date (i.e., from November 21, 2005 to November 20, 2007).

        Following a decision of the Board of Directors of the Company dated January 19, 2001, the right to exercise the options is withdrawn only when relevant employee or manager is dismissed for gross negligence (faute lourde).

        On November 13, 2001, the Company established a stock subscription plan (the "2001 Plan") open to all French employees meeting certain limited employment qualifications. The exercise price is equal to €143.00 (the average opening market price of the shares on Euronext Paris for twenty trading days prior to November 13, 2001). The options may not be exercised for four years subsequent to the date of the grant and may be exercised for a period of three years subsequent to that date (i.e., from November 13, 2005 to November 12, 2008).

        The total number of options to subscribe for ordinary shares held by employees including executive officers as of December 31, 2001 represents 322,638 new shares, or approximately 1.5% of the total outstanding ordinary shares of the Company as of December 31, 2001. The total number of options to subscribe for preferred, non-voting shares held by employees including executive officers as of December 31, 2001 represents 7,000 new shares, or approximately 0.10% of the total outstanding preferred, non-voting shares of the Company as of December 31, 2001. The total number of options to purchase ordinary shares held by employees including executive officers as of December 31, 2001 represents 81,200 existing shares, or approximately 0.37% of the total outstanding ordinary shares of the Company as of December 31, 2001. At December 31, 2001, the total number of stock options held by the Directors and executive officers which included 8 persons (11 persons in 2000), was 85,150 options.

        For information on the securities covered by the options, the number of beneficiaries, the exercise date of the options, the expiration date of the options, the exercise price and the number of options offered, exercised and expired during the first five years—please see note 10 to the financial statements.

        Stock options for the subscription of shares that were granted to Mr. Grappotte, Mr. Bazil and Mr. Schnepp in 2000 were canceled as a consequence of the Schneider Electric exchange offer. Therefore, stock options granted to these individuals under the 2001 Stock Option Plan, which are detailed below, take into account such cancellations as recommended by the remuneration committee. In 2001, Mr. Grappotte was granted 16,000 options (including 8,000 with respect to 2000) to subscribe to 16,000 shares under the 2001 Plan. In 2001, Mr. Bazil was granted 16,000 options (including 8,000 with respect to 2000) to subscribe to 16,000 shares under the 2001 Plan. Mr. Schnepp was granted 14,400 options (including 6,400 with respect to 2000) to subscribe to 14,400 shares under the 2001 Plan.

        Mr. Grappotte and Mr. Bazil exercised 4,000 options each at an exercise price of €95.37 per option and Mr. Schnepp exercised 2,000 options for the subscription of preferred, non-voting shares at an exercise price of €60.29 per option. These options exercised by Mr. Schnepp were granted prior to his nomination as member of the Board.

        In 2001, a total of 10,700 options to subscribe were granted under the 2001 Plan to the 10 senior level management (excluding board directors and senior management (mandataires sociaux)) who received the greatest number of options. During the same period, a total of 750 options were exercised at an exercise price of €95.37 per option by the same group of employees.

        None of the Directors and executive officers owns any options for the purchase of shares of the Company's subsidiaries.

        See note 10 to the Consolidated Financial Statements as at December 31, 2001, included elsewhere in this Annual Report, relative to stock options and the application of SFAS No123.

C.    Board Practices

        See "Item 6. Directors, Senior Management and Employees—Directors and Senior Management".

D.    Employees

        The following table sets forth the breakdown of employees at December 31, 2001, 2000 and 1999 by geographical area and main category of activity:

	As at December 31,
	2001	2000	1999
By geographical area:
France	35%	36%	41%
Italy	11.5%	12%	13%
Rest of Europe	17.5%	17%	18%
United States & Canada	13%	15%	10%
Other countries	23%	20%	18%
By category of activity:
Manufacturing	66%	67%	67%
Administration, General Services and R&D	21%	20%	20%
Marketing and Sales	13%	13%	13%
Total number of employees	27,146	27,110	23,520

        See also "Item 4. Information on the Company—Organizational Structure".

        Legrand's management attempts to ensure that the Group's human resources are adequate in relation to the economic climate and the Group's needs for managing client relationships and developing new products. For example, in 2001, vigorous measures were implemented to deal with the reduction in demand on several of the Group's markets such as the United States and Canada, Poland, Turkey and Austria where the workforce was reduced by 13%, 15%, 12% and 7%, respectively, between December 31, 2000 and December 31, 2001. Reductions in the level of employees are carried out, whenever possible, by voluntary employee reduction plans. Legrand has not experienced any significant strikes or work stoppages in recent years.

        Management believes that Legrand's employee relations are satisfactory, as illustrated by the implementation as of February 1998 of agreements on the 35-hour working week which have been established in accordance with French law.

E.    Share Ownership

        As of May 15, 2002, each of the Directors held 25 common shares, the minimum required by the Company's statuts. Mr. Pierre Mazabraud, who is a non-Director member of the Group's executive management, holds no Legrand shares as of May 15, 2002.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        As of December 31, 2001, the Company's capital stock consisted of 21,435,408 common shares and 6,717,529 preferred non-voting shares, in each case with a par value of €2.00 per share. Pursuant to French law and to the statuts, the preferred non-voting shares shall not represent more than 25% of the Company's share capital. In conformity with the decision of the general meeting of shareholders of May 19, 1998, the Board of Directors decided on February 15, 1999, to convert the capital stock of the company into euros, subsequent to an increase in capital through capitalization of retained earnings, in order to establish the par value at €2.00 for each common share and each preferred non-voting share.

        The following table sets forth certain information regarding the ownership of the Company's common and preferred shares as of December 31, 2001:

	Common shares and voting rights		Preferred non-voting shares
Shareholder	Number of shares	Percentage	Number of shares	Percentage
Schneider Electric S.A.	21,060,724	98.3%	6,548,139	97.5%
Others	374,684	1.7%	169,390	2.5%

Total	21,435,408	100.0%	6,717,529	100.0%

        Except as otherwise set forth in the table above, management believes that no other shareholder owns more than 1% of the outstanding common shares or voting rights.

        The following table sets forth the percentage ownership of the Company's common and preferred shares over the past three years:

	As at December 31,
	2001		2000		1999
	Common	Preferred(1)	Common	Preferred(1)	Common	Preferred(1)
Founding Families(2)	—	NA	40.3%	NA	40.2%	NA
Banks Participating in a shareholders' agreement(3)	—	NA	1.2%	NA	1.2%	NA
Schneider Electric S.A.	98.3%	97.5%	—	NA	—	NA
Others	1.7%	NA	58.5%	NA	58.6%	NA

Total	100%	100%	100%	100%	100%	100%

(1)
The French Code de Commerce does not allow French companies to identify the holders of their preferred shares by the "Titres ou porteur identifiable" method. Therefore the Company does not have reliable information on the identity of the holders of its preferred shares except for Schneider Electric in 2001. None of the Chairman and/or Chief Executive Officer, the Directors or their immediate relatives may hold the Company's preferred shares.

(2)
The founding families are the historical shareholders and their descendants, principally the Verspieren and Decoster families.

(3)
Certain shareholders of the Company (the "Controlling Shareholders"), including the historical shareholders (principally the Founding Families) and their descendants, Banque Nationale de Paris and Crédit Commercial de France, entered into a shareholders' agreement (the "Shareholders' Agreement") on July 9, 1991. Under the Shareholders' Agreement, the Controlling Shareholders had agreed to maintain control of the Company and to act in concert to nominate members of the Board of Directors for appointment by the shareholders. Decision-making within the framework of the Shareholders' Agreement was managed by Charles Verspieren and Edouard Decoster, both members of the Board of Directors at that time. The Controlling Shareholders also granted to each other a right of first refusal in respect of the sale or any other transfer to a third party of common shares of the Company or rights associated with such shares. Most of the Controlling Shareholders, representing approximately 41% of the common shares, tendered their shares as part of the Schneider Electric tender offer for Legrand Shares resulting in the termination of the Shareholders' Agreement.

Note regarding Schneider Electric's public exchange offer

        Following the pending divestment process of Legrand's share capital by Schneider Electric S.A. in accordance with the European Union's antitrust authority's decision as described below, the Company's share ownership will be substantially modified.

        On January 15, 2001, the Board of Directors of Legrand approved the terms of the public exchange offer outside the United States by Schneider Electric S.A. for all Legrand outstanding shares and both parties announced the launch of such offer.

        On January 31, 2001, the note d'information was filed with the CMF and the COB, and the public exchange offer was opened on February 1, 2001. However, a minority group of shareholders holding preferred shares challenged the CMF approval and the COB visa on February 1, 2001 and February 5, 2001, respectively.

        On May 3, 2001, the Court of Appeal overturned the CMF approval of the exchange offer and annulled the award of the COB visa.

        As a result, Schneider Electric's initial public exchange offer was amended on June 7, 2001. An amended exchange offer was filed in France for:

  •
  an exchange of seven Schneider Electric's shares for two common shares of the Company;

  •
  an exchange of two Schneider Electric shares plus a cash payment of €55 for one preferred share of the Company, representing a 38% increase from the terms of the original exchange offer; and

  •
  in addition, a subsidiary offer was filed in France for a maximum of 9,000,000 common shares under the following terms: 16 Schneider Electric shares for five common shares of the Company, which represented a parity of 3.2 compared to a parity of 3.5 in the primary offer. The Legrand family shareholders, who owned more than 40% of Legrand's common shares, agreed to tender all their shares to the secondary offer.

        The amended exchange offer was opened from June 21 to July 25, 2001. Subsequent to this offer, Schneider Electric holds 98.3% of Legrand's ordinary shares and 98.1% of Legrand' s share capital (taking into account Legrand's preferred shares).

        On February 10, 2001, Schneider Electric and Legrand applied for European Union antitrust approval of the merger by filing a notification of concentration with the European Commission.

        On October 17, 2001, the European Union's antitrust authorities rejected the takeover bid and on January 30, 2002, they set the terms for the divestment of Schneider Electric's interest in Legrand's capital. See "Item 7—Major Shareholders and Related Party Transactions".

        Schneider Electric filed an appeal concerning the antitrust decision with the European Court of Justice. A decision on this appeal is expected in October 2002. In addition, the required date of Schneider's divestment of its interest in Legrand has been postponed until February 1, 2003.

        On June 24, 2002, the Board of Directors of Schneider Electric agreed to enter into exclusive negotiations with the Wendel Consortium, consisting of Wendel Investissement and Kohlberg Kravis Roberts & Co. (KKR), for the sale of Schneider Electric's equity interest in Legrand. The purchase price is €3.7 billion for 100% of Legrand's share capital. The transaction closed during the fourth quarter of 2002. Schneider Electric will have the option to relinquish the transaction if in October 2002 the European Court of Justice declares void the decision of the EU dated October 10, 2001, which vetoed the merger of Schneider Electric and Legrand. In that case, and if Schneider Electric decides not to sell Legrand, Schneider Electric would pay the Consortium an indemnity for the unwinding of the transaction.

Current exercise of Schneider Electric's voting rights

        The European Commission has allowed Schneider Electric, the holder of 98.3% of the common shares and voting rights of the Company and 97.5% of the preferred non-voting shares of the Company to exercise its voting rights until the completion of the divestment process mentioned above. Pending the divestment, Schneider Electric's interest in Legrand is managed through the intermediary of an independent trustee, which exercises its voting rights, holds a majority vote on the Company's board of directors and participates in the divestment process. The trustee has undertaken to ensure that the

Company remains independent and maintains the autonomy and leeway necessary to ensure the existence of a genuine competitive relationship with Schneider Electric and to simultaneously preserve Schneider Electric's economic interest in the Company.

        See "Item 3. Key Information—Risk Factors—Factors related to the ruling of the European Commission regarding Schneider Electric's takeover bid".

Common shares

        In accordance with the statuts, following (i) any legally required allocations of net income to specific reserve accounts and (ii) the payment of the priority dividend with respect to the preferred non-voting shares (as described below), the common shares have the right to an initial dividend amounting to 5% of their par value (the "Statutory Dividend") prior to any other distribution or allocation of net income. Pursuant to the statuts, common shares held for at least four years by the same shareholder in registered form, and any common shares distributed as part of a distribution with respect to such shares are entitled to double voting rights.

Preferred non-voting shares

        The preferred non-voting shares (actions à dividende prioritaire sans droit de vote) have the right to a priority dividend amounting to 50% of their par value. In a year when the Company generates no profits, the right to such priority dividend can be deferred for up to three fiscal years. In addition, when the Company declares a dividend with respect to common stock, holders of preferred non-voting shares have the right to an additional dividend payment per share such that the total of the priority dividend and such additional dividend is equal to 60% of the dividend declared per share of common stock. If the full amount of the priority dividend is not paid on the preferred non-voting shares during three fiscal years, holders of such preferred non-voting shares will be entitled to the same voting rights as holders of common shares. Pursuant to French law, none of the Chairman and/or the Chief Executive Officer, the Directors or their immediate relatives may own preferred non-voting shares.

Number of holders in the U.S.

        Although it is estimated that the U.S. holders represent less than 1% of the Company's shares, the management is unable to obtain a precise breakdown of the final holders of its shares, except for registered shares, beyond the securities custodians.

        The management believes that the number of U.S. holders of the Debentures is below 300 persons.

B.    Related Party Transactions

        For the three years ended December 31, 2001, 2000 and 1999 material transactions between the Company and related parties, excluding intercompany indebtedness as described in "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources", included:

  •
  Contract between the Company and BNP Paribas for services related to the proposed exchange offer with Schneider Electric. The services included an analysis of the proposed merger (valuation, parities analysis, tax and accounting issues, corporate governance), study of the most favorable tax, accounting and legal treatment for the Company's shareholders, assistance in negotiations and contract drafting. The contract amounted to €11 million. Mr. François Grappotte is a member of the BNP Paribas Board of Directors.

  •
  Contract among the Company, Mr. Olivier Bazil, Vice-Chairman and Chief Operating Officer, and Mr. Gilles Schnepp, Chief Operating Officer, granting each of Mr. Bazil and Mr. Schnepp (i) a severance compensation payment amounting to approximately €0.8 million and

    (ii) compensation arising from the entry into covenants not to compete amounting to approximately €0.8 million.

  •
  The French members of the Executive Committee, including the Group's executive officers, are each entitled to receive a retirement premium equivalent to a minimum of 50% (or 60% to their surviving spouse in the event of death) of the average of the two highest annual remunerations received by them during their last three years of service at the Company, provided that they are at least 60 years of age and have been employed by the Company for at least 10 years.

  •
  Contract between the Company and BNP Paribas for services related to its divestment from Schneider Electric in accordance with the decision of the European Union's antitrust authorities. The services include an analysis of the different possibilities proposed by Schneider Electric (in particular, their legal, tax and financial aspects) and aid in the implementation of Schneider Electric's selection (in particular, review of contracts and disclosure documents) and in the preparation of communications related to such selection. The contract amounted to €1 million.

  •
  Contract between the Company and Legrand Holding Inc. (USA) for the grant by the Company of a guaranty for the obligations of Legrand Holding with respect to the US$ 685 million loan for the acquisition of the Wiremold Group. Mr. Olivier Bazil is a director of Legrand Holding (USA).

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements" for a list of financial statements contained in this report.

  Sales outside of France

        Net sales outside of France for 2001 amounted to 74% of net sales.

  Legal Proceedings

        Legrand is involved in various administrative, arbitral and legal proceedings relating principally to intellectual property, labor or environmental issues or products liability claims. Based on information available to date, management is not aware of pending legal proceedings, either individually or in the aggregate, which would have a material adverse effect on the consolidated financial condition or results of operations of Legrand. However, new information or future developments could result in an increase in costs and liabilities, which could have a material effect on the consolidated financial condition or results of operations of Legrand. Potential liabilities associated with legal proceedings are not provisioned for until it is probable that such liability will be incurred and the amount of such liability may be reasonably estimated.

  Dividend Policy

        Dividends are paid by the Company in accordance with French law. The amount of dividends proposed by the Board of Directors to the annual shareholder's meeting is determined in relation to the level of Legrand's annual profit and future prospects; however, there is no formula by which the amount of dividends is determined, except for dividends on preferred non-voting shares, as described below. The table below sets forth the dividends paid per common share and preferred non-voting share for the last five years. At the general shareholders meeting held on June 3, 2002, the shareholders approved the distribution of a net dividend of €1.87 per ordinary share and €2.99 per preferred share. This represents payments after deduction of the interim dividend paid on February 4, 2001 of €0.93 and €1.49 respectively.

	Common Shares Outstanding at Year End
			Dividend per Share
Year to which Dividend Relates
	Common	Preferred	Common		Preferred
			FF.	€	FF.	€
1997(1)	20,532,526	6,529,974	8.99	1.37	14.4	2.20
1998(1)	20,547,246	6,565,223	10.17	1.55	16.27	2.48
1999	20,414,504	6,601,289	11.15	1.70	17.84	2.72
2000	20,044,270	6,660,233	12.27	1.87	19.61	2.99
2001	21,435,408	6,717,529	12.27	1.87	19.61	2.99

(1)
For the year 1997, amounts expressed in euros have been derived from the official French franc amounts converted at the official rate set on January 1, 1999, of 6.55957 = €1.00.

        See "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders" for a description of the dividend rights of the holders of common shares and preferred non-voting shares.

B.    Significant Changes

        Except as set forth above under "Item 5. Operating and Financial Review and Prospects—Note regarding Schneider Electric's public exchange offer" and "—Trend Information" and "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders", management is not aware of any significant changes, which would materially affect the Company's situation since the date of the Company's last audited financial statements.

Item 9.    The Offer and Listing

A.    Offer and Listing Details

        See "—Market", below.

B.    Plan of Distribution

        Not applicable.

C.    Market

        The Company is not aware of any U.S. or non-U.S. trading market for the 8 1/2% Debentures due February 15, 2025 (the "Debentures"). Prior to the issuance of the Debentures, Legrand had not sold or offered any securities in the United States. The Company does not presently intend to apply for a listing of the Debentures on any securities exchange.

        Legrand's only securities traded on a stock exchange are the Company's common and preferred shares. Legrand made its initial public offering in 1970 on the Paris Stock Exchange (now "Euronext Paris") through an initial public offering of common shares. Subsequently, in 1983, Legrand made a public offering of preferred non-voting shares, which are also traded on the Paris Stock Exchange (now "Euronext Paris"). As of December 31, 2001, Legrand had issued 21,435,408 common shares and 6,717,529 preferred shares. Total market capitalization stood at €3.9 billion, including €3.1 billion for common shares alone.

D.    Selling Shareholders

        Not Applicable.

E.    Dilution

        Not applicable.

F.    Expenses of the Issue

        Not applicable.

Item 10.    Additional Information

A.    Share Capital

        Not applicable.

  Memorandum and Articles of Association

        The Company is a société anonyme, a form of limited liability company, established under the laws of France. The following is a summary description of the Company's capital stock and of certain provisions of the statuts and applicable provisions of French law. This information does not purport to be complete and is qualified in its entirety by reference to the statuts and to the applicable provisions of French law. An unofficial English translation of the statuts is included as an exhibit to this document. You may obtain copies of the statuts in French from the Registre du Commerce et des Sociétés de Limoges, France. Please refer to those full documents for additional details.

        The statuts were amended at the general shareholders' meeting held on June 3, 2002 in order to comply with certain requirements of the Law of May 15, 2001.

  Register, Object and Purpose of the Company

        The Company is registered with the Registre du Commerce et des Sociétés de Limoges under number 758 501 001. Pursuant to Article 3 of the statuts, the purpose of Legrand, in France and in all other countries, is the production, purchase, sale and commercial representation of electrical equipment and its components, ceramic, plastic products and all materials and tools related to their production.

  Directors

        See "Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors."

  Directors' power to vote on agreements in which they are interested

        Under French law, any agreements (except agreements in the ordinary course of business entered into on an arm's length basis) between the Company, either directly or through an intermediary, and its directors, its Directeur Général or one of its Directeur Général Délégués are subject to a special approval procedure, in accordance with article L. 225-38 et seq. of the French Commercial Code. Moreover, pursuant to the Law of May 15, 2001, any agreement entered into between the Company and any of its shareholders holding more than 5% of the Company's voting rights, or in case of a shareholder that is a corporation, the company controlling such shareholder, is subject to the same procedure. The interested party must (i) inform the Board of Directors of the agreement and (ii) obtain its authorization before the transaction is consummated. The Chairman of the Board of Directors must inform the statutory auditors of the existence of such agreement and the general shareholders' meeting must then approve this agreement upon the presentation of a special report prepared by the statutory auditors. If the general shareholders' meeting refuses to approve the agreement, third parties may still rely on it, but the director may be held liable to the Company for any loss the Company may incur under the agreement. The party to the agreement may not participate either in the vote of the Board of Directors, nor in the vote of the General Shareholders' Meeting. Even though agreements in the ordinary course of business entered into on an arm's length basis with the parties specified above are not subject to the prior authorization of the Board of Directors, they must be disclosed by the interested party to the Chairman of the Board. The list and purpose of such agreements must be communicated by the Chairman of the Board to the Board of Directors and to the statutory auditors.

  Directors' power to vote compensation to himself or herself

        In consideration for their services on the Board, Directors are entitled to receive directors' fees (jetons de présence). Directors' fees are fixed by the general shareholders' meeting and are then allocated by the Board. The Board of Directors may also grant to some of its members additional directors' fees on a case-by-case basis for specific assignments. A Director may not vote for his or her remuneration. If he or she does, the decision is void. The Board of Directors may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by the Directors in the corporate interest.

        The Chairman of the Board and the Chief Executive Officer are entitled to receive remuneration in addition to the jetons de présence granted by the general shareholders' meeting. This additional remuneration is determined by the Board of Directors. The Chairman of the Board and the Chief Executive Officer may vote on a resolution concerning his or her remuneration.

        See "Item 6 —Directors, Senior Management and Employees—Compensation".

  Borrowing powers exercisable by the directors

        Under French law and the statuts, the Board of Directors must give prior authorization for any security, pledge or guarantee by the Company. This authorization is generally granted for a maximum aggregate amount and for specific maximum amounts for a period of one year. If the security, pledge or guarantee has not been previously authorized by the Board of Directors, this security, pledge or guarantee shall have no effect with respect to the Company.

        The French Commercial Code strictly forbids loans by a company to its directors. No company may provide overdrafts for directors or guarantee any directors' obligations. This prohibition also applies to specific executive officers (Directeur Général and Directeurs Généraux Délégués), permanent representatives of companies on boards of directors, spouses or heirs of such persons and other intermediaries.

  Age requirements for retirement of directors

        Legrand's statuts provide that no more than a third of the Directors in office may be older than 75 years old. Furthermore, the Chairman and Chief Executive Officer who reaches such age is deemed to retire automatically at the closing of the next Board meeting.

  Number of shares required for a director's qualification

        Under French law, each Director must be a shareholder. The statuts specify that each Director must hold at least 25 common shares.

  Legal characteristics of common shares and preferred non-voting shares

  Common shares

        In addition to the voting rights conferred to these shares by law or by the statuts, each common share gives right to a portion of the Company's assets and of the winding-up surplus, in proportion to the number and nominal value of shares outstanding. See "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Common shares".

  Preferred non-voting shares

        Except for the right to participate at the general shareholders' meetings and subject to any exception provided by law, each preferred non-voting share benefits from the same right with respect to the Company's assets and winding-up surplus as the common shares, as well as a distribution of profits exceeding the amount received by each common share by 60%. See "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Preferred non-voting shares."

  Shareholders' Meetings and Voting Rights

  General

        In accordance with French law, there are two types of shareholders' general meetings, ordinary and extraordinary. A combined general meeting is a meeting of the shareholders where matters pertaining to both ordinary and extraordinary general meetings are addressed.

        Ordinary general meetings of shareholders are required for matters such as appointing, replacing and removing directors, appointing statutory auditors, approving annual accounts, declaring dividends or authorizing dividends to be paid in shares, issuing debt securities and authorizing the Company to trade in its equity securities.

        Extraordinary general meetings of shareholders are required for approval of matters such as: amendments to the statuts; changes in the name or corporate purpose of the Company, approval of mergers in which the Company is not the surviving entity; approval of mergers in which the Company is the surviving entity but in connection with which the Company is issuing a portion of its share capital to the shareholders of the merged entity; increases or decreases in share capital (including a waiver of preferential subscription rights; see "—Preferential Subscription Rights"); the creation of a new class of shares or equity securities; the authorization of the issuance of investment certificates or securities convertible or exchangeable into equity securities; and for the liquidation of the Company prior to the end of its statutory term.

        Special meetings of shareholders of a certain category of shares are required for any modification of the rights derived from such a category of shares. The resolutions of the shareholders' general meeting affecting these rights are effective only after the approval of the relevant special meeting.

  Annual Ordinary Meetings

        The Board of Directors is required to convene an annual ordinary general meeting of all shareholders for approval of the annual accounts within six months of the end of the Company's fiscal year. This period may be extended by decision of the President of the Commercial Court (Tribunal de Commerce). Other ordinary or extraordinary meetings may be convened at any time during the year upon proper notice. If the Board of Directors fails to call a required meeting, the Company's statutory auditors or a court-appointed agent may also call a shareholders' meeting in some instances. The court may be requested to appoint an agent (i) by one or more shareholders holding in the aggregate at least 5% of the voting rights of the Company, (ii) by any interested party in the event of an emergency, (iii) by certain duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of the Company or (iv) by the workers' committee in the event of an emergency. The notice calling such meeting must state the matter to be considered at such meeting.

  Notice of Ordinary and Extraordinary Shareholders' Meetings

        At least 30 days before the date set for any general meeting, a preliminary notice (avis de réunion) must be published in France in the Bulletin des Annonces Légales Obligatoires ("BALO") containing, among other things, the time, date and place of the meeting, the agenda for the meeting and a draft of the resolutions to be submitted to the shareholders. A copy of the preliminary notice must be provided to the COB before publication. The COB also recommends that the preliminary notice be published in a newspaper of national circulation in France. Within 10 days of publication of such notice, one or more shareholders holding a specified percentage of shares (0.5% to 5%, depending on the total amount of the Company's share capital at the time), the workers' committee in cases of emergency or a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of the Company, may propose additional resolutions to be voted on at the meeting. The Board must submit these resolutions to a vote of the shareholders.

        At least 15 days prior to the date set for a general meeting on first call, and at least six days before any second call, a final notice (avis de convocation) must be sent by mail to all registered shareholders who have held such shares for more than one month prior to the issuance of the preliminary notice. Notice of the meeting shall also be given in a journal authorized to publish legal announcements in the local administrative district (département) in which the Company is registered, as well as in the BALO, with prior notice to the COB. The notice must state, among other things, the type, agenda, place, date and time for the meeting.

        No action may be taken at a meeting on any matter not listed on the agenda for the meeting other than the dismissal of members of the Board of Directors.

        During the fifteen days preceding a general shareholders' meeting, any shareholder may submit to the Board of Directors written questions relating to the agenda for the meeting. The Board of Directors must respond to these questions.

  Attendance and Voting at Shareholders' Meetings

        Attendance at ordinary and extraordinary general meetings and exercise of voting rights by holders of common shares are subject to certain conditions:

  •
  a holder of registered shares must have its shares registered in its name in a shareholder account maintained by an accredited account administrator on behalf of the Company;

  •
  a holder of bearer shares must obtain from the accredited financial intermediary with whom such holder has deposited its shares a certificate indicating the number of shares owned by such holder (certificat d'immobilisation) and stating that such shares are not transferable until the time fixed for the meeting. A holder of bearer shares may attend and exercise its voting rights only upon transmission of such certificate to the Company;

        The foregoing formalities must be accomplished not later than five days prior to the relevant meeting. This five-day period may be reduced by the Board of Directors when it calls the meeting.

        A special meeting of the holders of preferred non-voting shares is held in accordance with the rules applicable to general meetings.

  Proxies and Votes by Mail

        In general, all shareholders who have properly registered their shares have the right to participate and to vote in general meetings in person or by proxy.

        Proxies will be sent to shareholders upon request. In order to be counted, proxies must be received at the registered office of the Company or at the address indicated on the notice convening the meeting prior to the date of the meeting. A shareholder may grant proxies to his or her spouse, to another shareholder or, in the case of a corporation, to a legal representative. Alternatively, shareholders may send blank proxies (procurations en blanc) dated and signed to the Company without nominating any representative, in which case the Chairman of the meeting will vote the relevant shares in favor of all resolutions proposed or approved by the Board of Directors and against all others.

        With respect to voting by mail (vote par correspondance), the Company must send a ballot to all shareholders. The ballot must be returned to the Company at least three days before the meeting. Under French law, shareholders at ordinary and extraordinary general meetings may modify resolutions presented by the Board of Directors. In such case, shareholders who have given prior instructions to vote in favor of the original resolution or blank proxies shall be deemed to have voted against the revised resolution.

  Quorum

        Under French law, a quorum requires the presence (in person, by mail or by proxy, as the case may be) of shareholders holding at least 25% in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any share capital increase by capitalization of reserves, profits or share premiums. The quorum requirement is 33% of the shares entitled to voting rights in the case of any other extraordinary general meeting.

        If a quorum is not present at the meeting, the meeting is adjourned. If an adjourned ordinary general meeting is reconvened, there is no quorum requirement. If an extraordinary general meeting is reconvened, the quorum requires the presence (in person, by mail or by proxy, as the case may be) of shareholders having not less than 25% of the shares entitled to voting rights (except when an increase in the Company's share capital is proposed by capitalization of reserves, profits or share premiums, in which case there are no quorum requirements when an adjourned extraordinary general meeting is resumed). No deliberation by the shareholders may take place without a quorum.

  Majority

        At an ordinary general meeting, or at an extraordinary general meeting deciding upon any capital stock increase by capitalization of reserves, profits or share premiums, a simple majority of the votes cast is required to approve a resolution. At any other extraordinary general meeting, a two-thirds majority of the votes cast is required. However, a unanimous vote is required to increase liabilities of shareholders. Abstention from voting by those present in person is treated as a vote against a resolution submitted to a vote. Under French company law, shares held by entities controlled directly or indirectly by the Company are not entitled to voting rights and are not counted for quorum or majority purposes.

  Financial Statements and Other Communications with Shareholders

        In connection with any general shareholders' meeting, the Company is required to provide to any shareholder who so requests with a set of documents, including the Company's annual report and a summary of the results of the five previous fiscal years.

        French company law also requires that a special report be provided to the general shareholders' meeting regarding the stock options authorized and/or granted by the Company.

  Dividends

        The Company may distribute dividends out of "distributable profits", plus any amounts held in the Company's reserves that shareholders decide to make available for distribution, other than those reserves that are specifically required by law and/or the statuts.

        "Distributable profits" consist of unconsolidated statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, and as reduced by the legal reserve fund allocation described below.

  Legal Reserve

        French law provides that sociétés anonymes each allocate 5% of their unconsolidated statutory net profits for the fiscal year to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in such reserve fund is equal to 10% of the aggregate nominal amount of the issued and outstanding share capital. The legal reserve is distributable only upon liquidation of the relevant entity. At December 31, 2001, the Company's legal reserve was €6 million.

  Approval of Dividends

        According to French law, the Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. The statuts provide that, to the extent the distributable profits are sufficient, a first dividend will be paid to the common shares each year equivalent, subject to certain adjustments, to 5% of their paid up and unredeemed nominal value. The statuts also provide that each preferred non-voting share receives a total distribution exceeding the amount received by each common share by 60%. See "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Preferred non-voting shares."

        If the Company has earned distributable profits since the end of the preceding fiscal year as reflected in an interim income statement certified by the Company's auditors, the Board of Directors may distribute such distributable profits as interim dividends of a minimum of €0.76 per share. The Board of Directors may declare interim dividends to be paid in cash without obtaining shareholder approval. For interim dividends to be paid in shares, prior authorization by a general shareholders' meeting is required.

  Distribution of Dividends

        Dividends are payable to holders of shares outstanding on the date of the general shareholders' meeting approving the distribution of dividends. In the case of interim dividends, distributions are made to shareholders on the date of the Board of Directors' meeting approving the distribution of interim dividends. The actual dividend payment date is decided by the shareholders in an ordinary general meeting or by the Board of Directors, in the absence of such a decision by the shareholders.

  Timing of Payment

        According to French law, the Company must pay any dividends within nine months of the end of the Company's fiscal year, unless otherwise authorized by a court order. Dividends not claimed within five years of the date of payment revert to the French State.

  Changes in Share Capital

  Increases in Share Capital

        Pursuant to French law, the share capital of the Company may be increased only with the approval of the shareholders at an extraordinary general meeting. Increases in the Company's share capital may be effected by:

  •
  issuing additional shares,

  •
  issuing a new class of equity securities, or

  •
  increasing the nominal value of the existing shares.

  •
  Increases in share capital by issuing additional securities may be effected by issuing such securities:

  •
  for cash,

  •
  for assets contributed in kind,

  •
  by conversion of debt securities previously issued,

  •
  by capitalization of profits, reserves or share premiums,

  •
  subject to various conditions, in satisfaction of debt incurred by the Company, or

  •
  in any combination of the above.

        However, decisions to increase the share capital through the capitalization of reserves, profits and share premiums require the approval of an extraordinary general meeting acting under the quorum and majority requirements applicable to general shareholders' meetings. In addition, increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. See "—Shareholders' Meetings and Voting Rights."

        The shareholders may delegate the right to carry out any increase in share capital (other than for an in-kind contribution) to the Board of Directors. The Board of Directors may further delegate this right to the Chairman and Chief Executive Officer.

        Whenever the shareholders approve a capital increase or approve the delegation to the Board of Directors the right to implement a capital increase, they must also consider whether an additional capital increase should be reserved for the Company's employees and its subsidiaries or whether to delegate to the Board of Directors of the right to carry out such reserved capital increase.

  Decreases in Share Capital

        According to French law, the share capital of the Company may be decreased only with the approval of the shareholders at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase the Company's shares, all holders of shares must be offered the possibility to participate in such a reduction. The Company's share capital may be reduced either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless affected shareholders agree otherwise.

  Preferential Subscription Rights

        According to French law, if the Company issues specific kinds of additional securities, current shareholders have preferential rights to subscribe (droit préférentiel de souscription) on a pro rata basis for such shares, within 10 trading days from the opening of the subscription period. These preferential subscription rights require the Company to give priority treatment to those shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.

        A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires that the Board of Directors and the statutory auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time. A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may also grant to existing shareholders a non-transferable form of preferential right to subscribe to any new securities that may affect the Company's share capital. Shareholders may also individually notify the Company that they wish to waive their own pre-emptive subscription rights with respect to any particular offering if they so choose.

  Form, Holding and Transfer of Shares

  Form of the Company's shares

        The statuts provide that the shares may be held in registered or bearer form.

  Holding of shares

        In accordance with French law concerning dematerialization (dématérialisation) of securities, shareholders' ownership rights are not represented by physical certificates but by book entries in equity securities accounts.

        The Company maintains an account with Euroclear France S.A. ("Euroclear"), the French clearinghouse system, with respect to all the shares in registered form (the "Company Account"), which is administered by the CMF. In addition, the Company maintains a separate account for each shareholder (the "Holder Account"), either directly, or, at the shareholder's request, through such shareholder's accredited intermediary. Each Holder Account shows the name of the shareholder and its holdings and, in the case of shares registered through an accredited intermediary, shows that they are so held. The CMF issues confirmations as to holdings of shares registered in the Holder Account to the persons in whose names the holdings are registered, but these confirmations do not constitute documents of title.

        In the case of shares held in bearer form, these shares are held on the shareholder's behalf by an accredited intermediary and are registered in an account maintained by the accredited intermediary with Euroclear. This account is separate from the Company Account with Euroclear. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration in respect thereof. Transfers of shares held in bearer form may only be effected through accredited intermediaries and Euroclear.

        The statuts permit, in accordance with the applicable legislation, the use of the procedure known as titres au porteur identifiables, according to which Euroclear will, upon the Company's request, disclose a shareholder's name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of securities held by the shareholder which have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that might apply to these securities.

        According to the French Commercial Code, shares owned by any non-French resident may be held on the shareholder's behalf in a collective account or in several individual accounts by an intermediary.

  Transfer of shares

        Prior to any transfer on Euronext Paris of shares held in registered form, such shares must be converted into bearer form and be registered in an account maintained by an accredited intermediary. Dealings in shares are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. For dealings on Euronext Paris, an impôt sur les opérations de Bourse, or tax assessed on the price at which the securities were traded, is payable by French residents, at a rate of 0.3% on transactions up to €153,000 and at a rate of 0.15% thereafter, subject to a rebate of €23 per transaction and maximum assessment of €610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de Bourse. In addition, a fee or commission is payable to the French broker, accredited intermediary or other agent involved in the transaction (whether within or outside France). No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

  Liquidation Rights

        Following the Company's dissolution and winding-up for any reason whatsoever, the remaining net assets, after settling the Company's liabilities, are applied first to the redemption of the paid-up nominal value of the preferred non-voting shares, then the preferred dividend remaining due, and thereafter to the redemption of the par value of the ordinary shares. The remaining balance is then equally distributed among all shares without distinguishing among them.

  Requirements for Holdings Exceeding Certain Percentages

        French law provides that if any individual or entity, acting alone or in concert with others, acquires, directly or indirectly, more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding share capital or voting rights of a listed company in France, or if an individual or entity's holdings fall below any such level, then the individual or entity must notify the Company within 15 calendar days of the date such threshold has been crossed of the number of shares (and the voting rights attached thereto) which it holds, individually or in concert with others. Such individual or entity must also notify the CMF within five trading days of the date such threshold has been crossed. Those requirements also apply to registered intermediaries that hold shares on behalf of shareholders who are not French residents.

        French law and COB regulations impose additional reporting requirements on an acquiring party of more than 10% or 20% of the share capital of a listed company, or of the voting rights at the shareholders' meetings of such company. These acquiring parties must file a report (déclaration) within 15 days of the date they cross the threshold with the Company, the COB and the CMF (which will publish the report) specifying their intentions for the 12-month period following acquisition of their stake, including whether or not they intend (i) to continue their purchases, (ii) to acquire control of the company in question or (iii) to seek nomination to the Board of Directors. The acquiring parties may amend their stated intentions, provided that they do so on the basis of significant changes in their own situation or shareholding. Upon any change of intention, they must file a new report.

        These requirements also apply to registered intermediaries that hold shares on behalf of shareholders who are not French residents.

        Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert who come to own more than 33?% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the shares and other securities giving access to the share capital or to voting rights of such company.

        In addition, the statuts provide that any natural person or legal entity acting alone or in concert, who holds or no longer holds, directly or indirectly, a percentage of the Company's share capital or voting rights equal to or exceeding 1% or any other percentage in whole number which is a multiple of 1%, including above the legal threshold of 5%, and up to the threshold of one third of such capital or voting rights, shall report to the Company within fifteen days from the day on which the applicable threshold has been passed, the total number of shares or voting rights held, unless such change is the result of a change in the total number of shares or of voting rights not due to any action of such person or legal entity. If a person does not comply with this requirement, and upon request made in any manner prior to any voting by the shareholders at a general shareholders' meeting, by one or more shareholders holding at least 1% of the share capital or of the voting rights, the shares exceeding the fraction that should have been reported shall be deprived of their voting right for a two-year period following the date on which the failure to report has been remedied, unless such excess results from a change in the total number of shares or voting rights.

        In order to permit holders or intermediaries to give the required notice, the Company must publish in the BALO, not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, the Company must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and transmit such information to the CMF with a written notice. The CMF publishes the total number of voting rights so notified to all listed companies in a weekly notice (avis) mentioning the date each number was last updated.

        In the event of failure to comply with the legal notification requirements, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended by the Commercial Court at the request of the Chairman or any shareholder, after the consultation of the COB for a maximum period of 5 years, and may be subject to a €18,000 fine.

        If the accredited intermediary which holds shares on behalf of a shareholder who is not a French resident does not comply with the above mentioned legal notification requirement, the voting rights of the shares for which the accredited intermediary is registered cannot be exercised until such date as the notification requirement has been met and the payment of the corresponding dividend is postponed until such date.

        In addition, if the accredited intermediary knowingly fails to comply with such legal notification requirement, a court located in the jurisdiction of the headquarters of the Company may, at the request of the Company or one or several shareholders representing at least 5% of the share capital of the Company, deprive the shares in excess of the relevant threshold, of voting rights and possibly dividends for a period not to exceed 5 years.

  Purchase by the Company of its shares

        Under French law, the Company may not subscribe for its shares but it may, either directly or through a financial intermediary acting on its behalf, purchase its own shares (a) with the approval of the shareholders at an extraordinary general meeting to reduce its share capital by canceling the shares repurchased under certain circumstances, (b) to provide shares for distribution to employees under a profit-sharing or stock option plan, or (c) if the Company's shares are listed on a regulated market (i.e., on the Premier Marché, the Second Marché or the Nouveau Marché), subject to the filing of a note d'information that has received the approval (visa) of the COB and after obtaining approval from the shareholders at an ordinary general meeting, to acquire up to 10% of its share capital or if the Company has different classes of shares, 10% of the shares of each class. In the last case, the Company may decide to (i) keep the shares acquired, (ii) sell or transfer them (including to employees under a profit-sharing plan or stock option plan) or (iii) with the approval of the shareholders at an extraordinary meeting, cancel them, subject to a maximum of 10% of the outstanding share capital over any 24-month period.

        Such shares are deemed to be outstanding under French law but are not entitled to dividends (these are carried forward to the next fiscal year as distributable profits) or voting rights, and the Company may not itself exercise preferential subscription rights. The shareholders, at an extraordinary general meeting, may decide not to take such shares into account in determining the preferential subscription rights attached to the other shares; in the absence of such a decision, the rights attached to shares held by the Company must be either sold on the market before the end of the subscription period or distributed to the other shareholders on a pro rata basis.

        The general shareholders' meeting held on June 3, 2002 authorized the Board of Directors to repurchase up to 10% of the Company's share capital with a maximum purchase price of €300 and a minimum sale price of €100. This authorization was granted for 18 months starting from June 3, 2002. A note d'information has been filed with the COB under the visa number 02-0561 issued on May 15, 2002. Such general shareholders' meeting also authorized the Board of Directors to cancel up to 10% of the Company's outstanding share capital in repurchased shares within any 24-month period. This authorization cancelled and replaced the one granted on May 18, 2000.

  Trading by the Company in its Shares

        Under Règlement no. 90-04 of the COB, as amended, the Company may not trade in its own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

  •
  trades must be executed on behalf of the company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between the intermediaries,

  •
  any block trades may not be made at a price above the current market price, and

  •
  each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

        If a company's shares are continuously quoted (cotation en continu), then a trade must meet the following further requirements to be considered valid:

  •
  the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price,

  •
  the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares, and

  •
  the trade must not account for more than 25% of the average total daily trading volume on the Premier Marché in the shares during the 15 trading days immediately preceding the trade. This last requirement applies only to shares that are traded on the immediate settlement market and are not eligible for the deferred settlement service, like the Company's ordinary shares.

        However, there are two periods during which the Company is not permitted to trade in its own securities: the 15-day period before the date on which the Company makes its consolidated or annual accounts public, and the period beginning on the date at which the Company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

        After making an initial purchase of its own shares, the Company must file reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

  Ownership of shares by Non-French Persons

        Under French law, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

        E.U. and non-E.U. residents must file a déclaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company.

        Under existing administrative rulings, ownership of 20% or more of a listed company's share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party's intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

C.    Material contracts

        Management believes that there are no material contracts, other than those entered into in the ordinary course of business, to which the Company is a party for each of the years ended December 31, 2001, 2000 and 1999.

D.    Exchange Controls

        Under current French exchange control regulations, there are no limitations on the amount of cash payments that may be remitted by the Company to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an authorized intermediary bank. All registered banks and substantially all credit establishments in France are accredited intermediaries.

E.    Taxation

  French Taxation

        The following generally summarizes the material French tax consequences to holders of the Debentures issued on February 14, 1995, by the Company. All payments made on the Debentures will be made free and clear of, and without withholding or deduction for, any present or future tax, duty, assessment or other governmental charge of whatever nature imposed, levied, collected or withheld thereon by or on behalf of the Republic of France or any political subdivision or taxing authority thereof or therein, unless such withholding or deduction is required by French law.

        The Company will, subject to the exceptions and limitations set forth below, pay, to the fullest extent permitted by law, to any holder of the Debentures who is a French Alien (as defined below) such additional amounts as may be necessary in order that every net payment of principal or interest on such Debentures, after deduction or withholding by the Company or any of its paying agents for or on account of any present or future taxes, assessments or other governmental charges imposed upon or as a result of such payment by France (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided in such Debentures to be then due and payable; provided, however, that no such additional amounts will be paid in respect of any payment on any Debenture (a) to a holder (or beneficial owner) who is liable for such taxes or duties in respect of such Debenture by reason of his having or having had some connection with France other than the mere holding of such Debenture, (b) to a holder (or beneficial owner) who fails to comply, at the request of the Company or the Trustee, with any certification, identification, information, declaration or other reporting requirement concerning the nationality, residence, identity or connection with France of such holder or beneficial owner or fails to provide, at the request of the Company or the Trustee, any other similar claim for exemption, if at any time compliance were to be required as a precondition to exemption from or for reduction in such tax, assessment or other governmental charge, (c) to a holder that is not the sole beneficial owner of the Debenture, or a holder that is a fiduciary or partnership, but only to the extent that a beneficial owner or settler with respect to the fiduciary or a beneficial owner or member of the partnership, as the case may be, would not have been entitled to payment of an Additional Amount had the beneficiary, settler, beneficial owner or member received directly its beneficial or distributive share of the payment or (d) presented for payment (where presentation is required) more than 30 days after the later of the date on which such payment became due and payable and the date on which the amount thereof was first made available for payment. Other than as set forth in this paragraph, the Company shall not be responsible for any other tax imposed on the holders of the Debentures.

        "French Alien" means any corporation, partnership, individual or fiduciary that is, for French tax purposes, a non-resident corporation, a non-resident individual, a non-resident fiduciary of a non-resident estate or trust, or a non-resident partnership, provided that such corporation, partnership, individual or fiduciary does not have a permanent establishment or fixed base in France, which is effectively connected with the holding of the Debentures.

        Currently, the Debentures will be entitled to the special tax treatment provided by Article 131 quater of the French Tax Code and, accordingly, under existing French law, neither the Company, nor any paying agent will be obligated to deduct or withhold for or on account of any French taxes in respect of any payments on the Debentures. If as a result of a change in French law, deduction or withholding with respect to a payment of interest or principal on the Debentures is required, current French law would not permit the payment of additional amounts.

        In general, French Aliens will not be subject to French tax on any capital gain derived from the redemption, sale or exchange of the Debentures.

  U.S. Taxation

  U.S. Holders

        The following is a discussion of certain material U.S. federal income tax consequences of the ownership and disposition of Debentures by U.S. Holders (as defined below) who hold their Debentures as capital assets. This discussion is based on U.S. federal income tax laws, including the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, rulings, judicial decisions and administrative pronouncements, all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect.

        This discussion does not address all aspects of U.S. federal income taxation that may apply to holders subject to special tax rules, including U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, securities broker-dealers, persons subject to the alternative minimum tax, investors that actually or constructively own 10% or more of the outstanding capital stock of Legrand, persons holding their Debentures as part of a straddle, hedging transaction or conversion transaction, persons who acquired their Debentures pursuant to the exercise of options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the U.S. dollar, among others. Those holders may be subject to U.S. federal income tax consequences different from those set forth below.

        As used herein, a "U.S. Holder" means a beneficial owner of a Debenture who purchased the Debenture at the "issue price" (as defined below) that is an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, a corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, an estate whose income is subject to U.S. taxation regardless of its source, or a trust with respect to which a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. The issue price of a Debenture is the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesales) at which a substantial amount of the Debentures is sold for money.

        If a partnership holds Debentures, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a partner in a partnership holds Debentures, such partner is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of Debentures.

        For U.S. federal income tax purposes, interest on the Debentures will be taxable to a U.S. Holder as ordinary income from sources outside the United States, when received or accrued in accordance with such Holder's method of accounting for tax purposes. In general, for purposes of computing the foreign tax credit allowable under the Code, interest on the Debentures will be treated separately, together with other items of "passive" or, in the case of certain U.S. Holders, "financial services" income.

        Upon the sale, exchange or retirement of a Debenture, a U.S. Holder will recognize capital gain or loss, if any, for U.S. federal income tax purposes equal to U.S. dollar value of the difference between the amount realized on the sale, exchange or retirement (not including any amounts received that are attributable to accrued and unpaid interest, which will be taxable as ordinary interest income) and the Holder's adjusted tax basis (determined in U.S. dollars) in the Debenture. Such gain or loss will be long-term capital gain or loss if the Debenture is a capital asset held for more than one year. Any such gain or loss generally will be U.S. source income or loss. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

        Investors of Debentures are urged to consult their own tax advisors regarding the U.S. federal, state and local tax consequences of the ownership and disposition of Debentures applicable in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

  Non-U.S. Holders

        Subject to the discussion of backup withholding below, payments of principal of or interest on the Debentures under current law generally will be exempt from U.S. federal income tax, including withholding tax, if paid to a holder who is not a U.S. Holder (a "Non-U.S. Holder").

        A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized on the redemption, sale or exchange of a Debenture, provided that such gain is not effectively connected with the conduct by such holder of a U.S. trade or business and, in the case of an individual, such Holder is not present in the United States for a total of 183 days or more during the taxable year in which such gain is realized and certain other conditions are met.

        In addition, the Debentures will be deemed to be situated outside the United States for purposes of the U.S. federal estate tax, and will not be included in the gross estate (for purposes of such tax) of an individual who is not a citizen or resident of the United States at the time of death.

  U.S. Information Reporting and Backup Withholding

        Payments of principal and interest on the Debentures, and proceeds form the sale, exchange or redemption of the Debentures may be subject to information reporting to the Internal Revenue Service (the "IRS") and possible U.S. backup withholding at a current rate of 30%. Backup withholding will not apply, however, to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding.

However, such Holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Amounts withheld as backup withholding may be credited against a Holder's U.S. federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

F.    Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        The documents concerning the Company can be inspected at the Company's principal offices located at 128, avenue du Maréchal de Lattre de Tassigny, 87000 Limoges Cedex, France (telephone number (33) 5-55-06-87-87). The telephone number of the Company's financial information department is (33) 1-49-72-53-53. The Internet address of the Company's financial information website is www.finance.legrandelectric.com.

I.    Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Financial Risk Management

        The Company's financial risk management focuses on the major areas of credit risk, market risk and liquidity risk.

        The overall objective of Legrand's treasury policy is to identify, evaluate and hedge financial risk. The Company aims to minimize the adverse effects caused by exposure to financial risk on the profitability of the underlying business and thus on the Company's financial performance.

        The Company's treasury policy provides principles for overall financial risk management and provides specific operating policies for areas such as interest rate risk, foreign exchange risk, commodity risk, use of derivative financial instruments and investing excess liquidity. The Company's policy is to abstain from transactions in financial instruments of a speculative nature. Consequently all transactions in financial instruments are exclusively for the purposes of managing and hedging interest rate, foreign exchange and commodity risk.

  Market risk

        Market risk is the risk of loss arising from adverse movements in market rates and prices such as interest rates, foreign exchange rates and commodity prices.

  Foreign exchange risk

        Legrand operates internationally and is thus exposed to foreign exchange risk arising from various currency combinations. Foreign currency denominated assets and liabilities together with firm and probable sales commitments give rise to foreign exchange exposure. Natural hedges are achieved, whenever management believes it appropriate, through the matching of funding costs to operating revenues in each of the major currencies in which the Company operates. The Company also uses forward foreign exchange contracts and currency swaps to manage exposures to foreign exchange risk.

        The third phase of EMU, which took effect on January 1, 1999, resulted in bilateral conversion rates between national currencies of EMU countries and the Euro becoming irrevocably fixed. Approximately 40% of the Company's net debt, 60% of the Company's sales and 70% of the Company's operating income before amortization of goodwill are denominated in currencies that were replaced by the euro, which provides a natural hedge against foreign exchange risk.

        Based on those figures, Legrand estimates that, all other things being equal, a 5% increase in the exchange rate of the euro against all other currencies in 2001 would have resulted in a decrease in sales of approximately €62 million and a decrease in operating income of approximately €7 million. Similarly, a 5% decrease in the exchange rate of the euro against all other currencies in 2001 would have resulted in a decrease in net income before taxes of approximately €3 million.

  Interest rate risk

        Interest rate risk arises mainly through interest bearing liabilities paying fixed rates and from differences in the interest rate basis on floating rate assets, principally marketable securities and liabilities. The Company enters into interest rate swaps to convert most of its liabilities into floating rate instruments subject to the use of purchased interest rate caps which limit the extent of the Company's exposure to increases in the floating rate of interest. The hypothetical loss in the fair value of financial instruments denominated in foreign currencies at year end 2001 consequent to a 5% increase in interest rates was not material.

        Legrand estimates that a 5% increase in interest rates in 2001 would have resulted in a decrease in net income before taxes of less than €5 million.

        The interest swap agreements entered into by Legrand in connection with the Subordinated Securities and the Debentures provide that Legrand will have to post collateral for an amount equal to the swap's fair value in case of a downgrade of Legrand's credit rating. (See "Item 5. Operating and Financial Review and Prospects—Subordinated Securities and "—8 1/2% Debentures."" The maximum cost of a downgrade of Legrand's credit rating, regardless of the amount of notches of such downgrade, would be the equal to the spread between Legrand's cost of funds for such collateral and the interest generated by Legrand on the collateral. As of December 31, 2001 the maximum amount of such collateral to be posted would be €80 million.

        In order to manage its exposure to fluctuations in interest rates, the Company has hedged its obligation to pay interest on the Subordinated Securities using interest rate swaps. After accounting for the swap agreements, the effective interest rates amounted to 9.2% per year in 2001, 8.4% per year in 2000 and 7.4% per year in 1999, of the average residual carrying value of the Subordinated Securities. See Note 12 to Legrand's consolidated financial statements for a table of the amortization of the residual carrying value.

        The Company has hedged its obligation to pay interest on the Debentures through a 30-year interest rate swap agreement. The settlement dates for net amounts to be paid or received under the swap agreement are the same as the interest payment dates on the Debentures. Taking into account the swap agreement, the effective interest rate of the Debentures is LIBOR plus a margin of 0.58.

        Commodity Risk.    The Company is exposed to commodity risk arising from changes in the prices of raw materials and periodically uses forward contracts to hedge commitments to purchase raw materials. The Company had no commodity related forward contracts outstanding at December 31, 2001. Approximately €400 million of the Company's purchases for 2001 related to raw materials, resulting in market risk. While a 10% increase in the prices in all of these raw materials would result in a theoretical increase of these costs by approximately €40 million on an annual basis, Legrand believes that, circumstances permitting, it may increase the sales prices of its products in the relative short term so as to mitigate the effect of such increases.

        See Note 21 to the financial statements for further information on market risk.

  Credit Risk

        See Note 21(e) to the financial statements for a discussion of credit risk.

  Liquidity Risk

        Legrand views the essential elements of liquidity risk management as controlling potential net cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diversity of sources. These elements are underpinned by a monitoring process at the parent company level.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

        Not applicable.

Item 16.    Reserved

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        See Item 19 for a list of financial statements filed under Item 18.

Item 19.    Financial Statements and Exhibits

a)    Financial Statements

        The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors:

b)    Exhibits

        1.        Articles of Association (statuts) (English translation).

        2(b).    1995 Indenture Agreement (incorporated by reference to Form F-1, Commission File Number 33-88608).

        8.        Subsidiaries of Legrand (See "Notes to the December 31, 2001 Consolidated Financial Statements-List of Consolidated Companies").

INDEPENDENT AUDITOR'S REPORT

to the Shareholders and Board of Directors of Legrand S.A.

        We have audited the accompanying consolidated financial statements and financial statement schedule of Legrand S.A. and its subsidiaries (the "Company") listed on the index under Item 19 of this Form 20-F. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements financial statement schedule based on our audits.

        We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with French generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basis financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

        Accounting principles in France vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter, after giving effect to the restatements referred to below and described further in note 28, would have affected the determination of consolidated net income expressed in euro for the years ended December 31, 2001, 2000 and 1999 and the determination of consolidated shareholders' equity and consolidated financial position also expressed in euro at December 31, 2001, 2000 and 1999 to the extent summarized in note 28 to the consolidated financial statements. As discussed in note 28, the Company restated its financial statements prepared in accordance with U.S. GAAP as of and for each of the years ended December 31, 2001, 2000 and 1999.

PricewaterhouseCoopers

Paris, France,
February 22, 2002, except for notes 27 and 28, for which the date is January 21, 2003

LEGRAND S.A.

CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31

	2001	2000	1999
	(€ in millions)
Net sales (note 1 (j))	3,096	2,799	2,300
Operating expenses (note 17 (a))
Cost of goods sold	(1,748)	(1,539)	(1,265)
Administrative and selling expenses	(775)	(677)	(558)
Research and development expenses	(136)	(123)	(110)
Other operating expenses		(2)	17
Amortization of goodwill	(47)	(29)	(17)

Operating income	390	429	367

Interest income (expense) (notes 12 and 18)	(92)	(64)	(27)
Profits (losses) from disposal of fixed assets	(3)	(3)
Other revenues (expenses) (note 17 (b))	(46)	(23)	(31)
Expenses related to the takeover bid for shares (note 17 (c))	(18)

Income before taxes, minority interests and equity in earnings of investees	231	339	309

Income taxes (note 19)	(56)	(106)	(104)

Net income before minority interests and equity in earnings of investees	175	233	205

Minority interests	(2)	(2)	(2)
Equity in earnings of investees	3	4	1

Net income attributable to Legrand	176	235	204

The 1999 and 2000 accounts, prepared in French francs, have been translated into euro based on the official exchange rate (1 euro = 6.55957 French francs). The 2001 accounts have been prepared in euro. The notes on pages F-8 to F-45 are an integral part of these financial statements.

Earnings per share (notes 1 (d) and 9 (b))

	2001	2000	1999
	(€)
Net income per share
Common	5.61	7.68	6.57
Preferred, non-voting	8.98	12.29	10.52
Net income per share, assuming dilution
Common	5.61	7.62	6.52
Preferred, non-voting	8.98	12.19	10.43

LEGRAND S.A.

CONSOLIDATED BALANCE SHEETS

As of December 31

	2001	2000	1999
	(€ in millions)
ASSETS
Current assets
Cash and cash equivalent	531	380	304
Marketable securities (note 8)	603	569	612
Trade accounts receivable (note 7)	674	655	548
Short-term deferred taxes (notes 1 (i) and 19)	67	72	32
Other current assets	136	151	139
Inventories	465	461	378

Total current assets	2,476	2,288	2,013
Property, plant and equipment (notes 1 (g) and 3)
At cost	2,543	2,381	1,970
Less accumulated depreciation	(1,451)	(1,301)	(1,102)

	1,092	1,080	868
Other non-current assets
Investments (note 4)	29	306	82
Goodwill (notes 1 (f) and 2)	1,149	976	343
Long-term deferred taxes (notes 1 (i) and 19)	50	44	22
Other non-current assets (note 5)	474	125	42

	1,702	1,451	489

Total assets	5,270	4,819	3,370

The 1999 and 2000 accounts, prepared in French francs, have been translated into euro based on the official exchange rate (1 euro = 6.55957 French francs). The 2001 accounts have been prepared in euro. The notes on pages F-8 to F-45 are an integral part of these financial statements.

	2001	2000	1999
	(€ in millions)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings (note 15)	1,288	989	373
Accounts and notes payable	232	253	216
Short-term deferred taxes (notes 1 (i) and 19)	2	5	3
Proposed dividend for the year (note 22)	60	57	53
Other current liabilities	454	438	372

Total current liabilities	2,036	1,742	1,017
Long-term deferred taxes (notes 1 (i) and 19)	35	35	39
Long-term liabilities (note 14)	174	157	143
Long-term borrowings (note 13)	972	1,179	556
Subordinated securities (note 12)	266	312	354
Minority interests	10	9	7
Shareholders' equity
Capital stock, par value €2 (note 9)	56	53	54
Additional paid-in capital	170	133	128
Retained earnings (note 11 (a))	1,725	1,382	1,283
Translation reserve (note 11 (b))	(174)	(183)	(211)

	1,777	1,385	1,254

Total liabilities and shareholders' equity	5,270	4,819	3,370

The 1999 and 2000 accounts, prepared in French francs, have been translated into euro based on the official exchange rate (1 euro = 6.55957 French francs). The 2001 accounts have been prepared in euro. The notes on pages F-8 to F-45 are an integral part of these financial statements.

LEGRAND S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31

	2001	2000	1999
	(€ in millions)
Operating activities:
Net income attributable to Legrand	176	235	204
Reconciliation of net income to net cash:
—depreciation of tangible assets	175	152	132
—amortization of intangible assets	65	42	26
—changes in long-term deferred taxes	(40)	6	(10)
—changes in other long-term assets and liabilities	10	(11)	15
—minority interests	2	2	2
—equity in earnings of investees	(3)	(4)	(1)
—other items having impacted the cash	3	5	2

Working capital provided from operations	388	427	370

(Gains) losses on fixed asset disposals	3	3
(Gains) losses on sales of securities	(20)	(12)	(12)
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
—accounts receivable	46	19	(63)
—inventories	13	(43)	(7)
—accounts and notes payable	(16)	(131)	50
—other operating assets and liabilities	(7)	(19)	4

Net cash provided from operating activities	407	244	342

Investing activities
Proceeds from sales of fixed assets	14	7	7
Capital expenditures	(189)	(234)	(213)
Proceeds from sales of marketable securities	55	313	289
Investments in marketable securities	(56)	(286)	(195)
Investments in consolidated entities	(2)	(603)	(15)
Investments in non-consolidated entities	(3)	(258)	(43)

Net cash used in investing activities	(181)	(1,061)	(170)

Financing activities
Related to shareholders' equity:
—capital increase	4	8	4
—purchase of Legrand's shares		(83)	(38)
—dividends paid by Legrand	(57)	(52)	(48)
—dividends paid by Legrand's subsidiaries	(1)		(3)
Other financing activities:
—reduction of subordinated securities	(46)	(42)	(38)
—increase (reduction) of borrowings	(46)	452	1
—increase (reduction) of commercial paper	57	619	24
—increase (reduction) of bank overdrafts	15	(10)	18

Net cash (used in) provided from financing activities	(74)	892	(80)

Net effect of currency translation on cash	(1)	1	1
Increase (reduction) of cash and cash equivalents	151	76	93
Cash and cash equivalents at the beginning of the period	380	304	211

Cash and cash equivalents at the end of the period	531	380	304

Interest paid during the period	144	115	86
Income taxes paid during the period	81	122	90

The 1999 and 2000 accounts, prepared in French francs, have been translated into euro based on the official exchange rate (1 euro = 6.55957 French francs). The 2001 accounts have been prepared in euro. The notes on pages F-8 to F-45 are an integral part of these financial statements.

LEGRAND S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	(€ in millions)
As of December 31, 1998	42	137	1,169	(235)	1,113

Net income for the year			204		204
Capital increase	12	(9)	1		4
Purchase of Legrand's shares (note 9)			(38)		(38)
Dividend paid for 1999 (notes 9 and 22):
—€1.70 per common share			(35)		(35)
—€2.72 per preferred non-voting share			(18)		(18)
Changes in translation reserve				24	24

As of December 31, 1999	54	128	1,283	(211)	1,254

Net income for the year			235		235
Capital increase		5	3		8
Purchase of Legrand's shares (note 9)	(1)		(82)		(83)
Dividend paid for 2000 (notes 9 and 22):
—€1.87 per common share			(37)		(37)
—€2.99 per preferred non-voting share			(20)		(20)
Changes in translation reserve				28	28

As of December 31, 2000	53	133	1,382	(183)	1,385

Net income for the year			176		176
Capital increase		1			1
Purchase of Legrand's shares (note 9)	3	36	235		274
Dividend proposed for 2001 (notes 9 and 22):
—€1.87 per common share, including "précompte"			(45)		(45)
—€2.99 per preferred non-voting share, including précompte			(23)		(23)
Changes in translation reserve				9	9

As of December 31, 2001	56	170	1,725	(174)	1,777

        The comprehensive income (note 1 (q)) is as follows:

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	(€ in millions)
For the year ended December 31, 1999	204	24	228
For the year ended December 31, 2000	235	28	263
For the year ended December 31, 2001	176	9	185

The 1999 and 2000 accounts, prepared in French francs, have been translated into euro based on the official exchange rate (1 euro = 6.55957 French francs). The 2001 accounts have been prepared in euro. The notes on pages F-8 to F-45 are an integral part of these financial statements.

LEGRAND S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

List of consolidated companies

        The consolidated financial statements comprise the financial statements of Legrand and 112 controlled subsidiaries. The investment in eight affiliated companies is accounted for by the equity method.

        The most significant consolidated operating subsidiaries, all 100% owned (Fael excepted, which is 93% owned), are the following:

French subsidiaries
Arnould-FAE
Baco
Inovac
Legrand Deri
Legrand snc
Martin & Lunel
Planet-Wattohm
Ura
Foreign subsidiaries
Anam	South Korea
Bticino	Italy
BTicino de Mexico	Mexico
Bufer Elektrik	Turkey
Electro Andina	Chile
Fael	Poland
Legrand	Germany
Legrand	Italy
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand Österreich	Austria
Luminex	Colombia
Ortronics	United States of America
Pass & Seymour	United States of America
Pial	Brazil
Tenby Industries	United Kingdom
The Wiremold Company	United States of America

1)    Accounting policies

        The group's consolidated financial statements are prepared, in all material respects, in conformity with accounting principles generally accepted in France. They differ from those generally accepted in the United States of America as described in note 28. They comply with the requirements of French laws and regulations excepted for the dispensation described hereafter.

        The statutory accounts of each company, whether consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with these principles, which are essentially those described hereafter.

a)
Exchange of Legrand treasury shares for Schneider's shares

        In 2001, Schneider launched a public exchange offer for all Legrand outstanding shares (see note 26). Legrand brought to this takeover bid for shares the treasury stocks which decreased its net equity until June 30, 2001 (1,382,370 common shares and 55,116 preferred non-voting shares accounted for at a historical cost of €195 million).

        In exchange for these shares, Legrand received 4,948,527 Schneider shares (2.06% of the share capital) valued at currency of €59.36, i.e. €294 million. The gain of the exchange (€99 million after tax) was accounted for directly through consolidated equity, in compliance with French and US GAAP. The shares are accounted for on the balance sheet as "other non-current assets."

        Under normal circumstances, the application of the accounting principles for the accounting of fixed investments would conduct to account for the gains and losses on the valuation of these stocks through the statement of income. This method would not be consistent with the accounting treatment of the treasury stocks and accordingly would confuse the understanding of the Group's financial statements.

        In view of the unusual nature of the transaction the company determined that the loss should be recorded directly to equity. Accordingly, impacts on the statement of income were neutralized in 2001 and will be neutralized in future years, within the limit of the gain (€99 million).

        As a consequence, the Schneider shares were valued at their closing value and the variation of the value after tax, i.e. € – 21 million, were accounted for directly in net equity.

        For the year 2001, the consequences of the exchange of shares are the followings (euro, in million):

Shareholders' equity
Accounting for the historical value of the treasury stock	195
Accounting for of the gain as of December 31, 2001	79

Total increase of the net equity and of the fixed investments	274

b)
Consolidation

        The financial statements of subsidiaries, which Legrand controls directly or indirectly, are consolidated. Companies in which Legrand owns directly or indirectly an interest of 20 to 50% are accounted for by the equity method. All significant intercompany transactions have been eliminated.

c)
Translation of foreign financial statements

        For all countries other than those with highly inflationary economies:

  •
  Assets and liabilities are translated using exchange rates in effect at the balance sheet dates;

  •
  Statements of income are translated at average exchange rates for the period;

  •
  Gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in the consolidated equity, until these companies are sold or substantially liquidated.

        For countries with highly inflationary economies:

  •
  Inventories and non-monetary assets are recorded at their historical rates of exchange;

  •
  Other assets and liabilities are translated using exchange rates in effect at the balance sheet dates;

  •
  Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)."

        For all countries:

  •
  Exchange differences arising from foreign currency transactions are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)", except for intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

d)
Earnings per share

        Primary earnings per share are calculated based upon the weighted average number of common and preferred shares outstanding during the period excluding those held by group companies. Fully diluted earnings per share are calculated based upon the assumption that all options granted to employees of the group have been exercised either at the beginning of the year or when they became exercisable, if later.

e)
Statements of cash flows

        The group has defined cash and cash equivalents as cash, short-term deposits or all other financial assets with a maturity date not in excess of three months. Marketable securities are not considered as cash because their conversion into cash is not expected in the short term.

f)
Intangible assets

        Goodwill, representing the excess of cost over the fair value of net assets at the date of acquisition of purchased companies, is amortized on a straight-line basis over the estimated period of benefit not to exceed 40 years. The company assesses whether there has been a permanent impairment in the value of goodwill by evaluating economic factors including future cash flows from operating activities, income, trends and prospects as well as competition and other economic factors. The primary financial indicator used to assess impairment is whether undiscounted cash flows from operations over the amortization period will be sufficient to recover the carrying amount of goodwill. A loss is recognized for any excess of the carrying value over the fair value of the goodwill, determined as being the present value of such cash flows from operations.

        Costs incurred by group companies in developing computer software for their own use and in research and development are expensed in the period they are incurred; acquisition costs of externally developed software are recorded in other assets and depreciated on a straight-line basis according their expected time of use from 3 to 8 years.

        Other intangible assets, included in "other non-current assets" in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

g)
Property, plant and equipment

        Land, buildings, machinery and equipment are carried at cost, including capitalized interest.

        Assets acquired under lease agreements that can be regarded as financing their purchase are capitalized on the basis of the present value of minimum lease payments and depreciated as described below. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

        Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years
h)
Inventories

        Inventories are valued at the lower of cost, replacement or net realizable value. Cost is determined by the first-in, first-out (FIFO) method.

i)
Deferred income taxes

        In compliance with FASB statement No. 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Tax rates applicable for future periods are used to calculate year-end deferred income taxes.

        A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by tax entity, based on the tax strategy developed for the near future for each entity.

        Provisions are made for withholding and other taxes which would be payable in case of distribution of earnings of subsidiaries and affiliates, except for those considered as permanently reinvested.

        If the assets of a subsidiary are revalued for tax purposes, the tax benefit is accounted for in compliance with the enacted tax rules at the revaluation date and taking into account the risk for this benefit to be challenged.

j)
Net sales

        Net sales are presented before deduction of cash discounts for prompt payment, and after deduction of quantity discounts and rebates. Revenues are recognized at the time the product is shipped.

k)
Fair value of financial instruments

        Cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings are reflected in the financial statements at fair value because of the short-term maturity of these instruments.

        For short-term investments, comprised of marketable securities, fair value is determined as being the market prices of these securities.

        The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities.

        The fair value of interest rate swap agreements is the estimated amount that the counterpart would receive or pay to terminate the agreements. In compliance with French GAAP, the fair value of the swaps is not accounted for.

l)
Derivative financial and commodity instruments

        The group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials.

        Therefore the group periodically enters into contracts such as swaps, options and futures depending on the nature of its exposure.

        The interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the notional amount. The differential to be paid or received is accrued as adjustments to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap.

        The group periodically enters into foreign currency contracts to hedge commitments, transactions or foreign income. For foreign currency contracts acquired for the purpose of hedging identified commitments, the gain or loss is generally deferred and included in the basis of the transaction underlying the commitment. If the underlying transaction is not completed, the contract is marked to market with any realized or unrealized gains or losses reflected in income. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. Foreign currency contracts acquired for the purpose of hedging foreign income, generally for periods not exceeding twelve months, are marked to market with any realized or unrealized gains or losses reflected in income.

        The group also enters into raw material contracts to totally or partially hedge its purchases. Gains or losses related to transactions that qualify for hedge accounting are deferred on the balance sheet in other current liabilities or assets and reflected in cost of goods sold when the underlying transaction takes place. If future purchased raw material needs are revised lower than initially anticipated, the futures contracts associated with the reductions no longer qualify for deferral and are marked to market. Gains or losses are then recorded in other income. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income.

        Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

m)
Environmental and product liabilities

        In application of FASB Statement No. 5 the group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly the group recognizes a loss if available information indicates that it is probable and reasonably estimable. In the event a loss is neither probable nor reasonably estimable but remains possible, the group discloses this contingency in the notes to its consolidated financial statements.

        With respect to environmental liabilities, the group estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. With respect to product liabilities, the group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such cases.

n)
Stock option plans

        In accordance with FASB Statement No. 123, the group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB No. 25. Accordingly, compensation cost is measured as the excess of the market price of the company's stock at the date of the grant over the exercise price an employee must pay to acquire this stock.

o)
Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

p)
Transfers and servicing of financial assets

        FASB Statement No. 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

q)
Comprehensive income

        Comprehensive income includes all changes in equity that result from recognized transactions or other economic events. Amounts received from shareholders (capital increase) or paid to shareholders (reduction of capital, dividend) are excluded from the determination of comprehensive income.

        For the periods presented in the consolidated financial statements, only the translation reserve (note 1 (b)) has been added to net income to constitute comprehensive income.

r)
New accounting pronouncements

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwills and other non amortized intangible assets and in particular, supersede their amortization by an impairment test. These Statements are effective for the Group from July 1, 2001 for the new acquisitions and from January 1, 2002 for the former ones.

        The impairment tests have to be applied at the reporting unit level on an annual basis and for the first time on January 1, 2002.

        Legrand expects to apply these statements for every significant goodwill and performed an impairment test in compliance with FAS 142 using the following assumptions and parameters:

  •
  A weighted average capital cost of 7.40%.

  •
  An increase rate for the cash of 2.00%.

  •
  A year 2001 considered as a temporary decline of the economy. A recovery is assumed to occur after 2002.

        Further to these estimations of the effect of the application of these statements and based on the assumptions above, no significant depreciation of the goodwills has been evidenced as of December 31, 2001.

2)    Goodwill (note 1 (f))

        Goodwill is considered as an integral part of the assets of acquired companies. Goodwill which relates to foreign subsidiaries expressed in local currency is translated into euro using the closing rates, except for those entities located in countries with highly inflationary economies for which goodwill is directly determined in euro.

        Goodwill can be analyzed as follows:

As of December 31	2001	2000	1999
	(€ in millions)
Gross value	1,330	1,108	445
Accumulated amortization	(181)	(132)	(102)

	1,149	976	343
of which:
—France	44	47	51
—Italy	111	116	116
—Other European countries	128	35	37
—United States of America	788	734	106
—Other countries	78	44	33

	1,149	976	343

        As of December 31, 2001, the most significant goodwills relate to The Wiremold Company in the United States and BTicino in Italy with a net value of €661 million and €101 million respectively amortized on a straight-line basis over 40 years. All other items have individually a net value of less than €100 million and are amortized on a straight-line basis between 5 and 40 years.

        Changes in goodwill, mainly related to the first consolidation of companies (see note 25), are analyzed as follows:

For the year ended December 31	2001	2000	1999
	(€ in millions)
Gross value:
At the beginning of the period	1,108	445	405
—new acquisitions	183	659	23
—other changes in gross value translation effect	39	4	17

At the end of the period	1,330	1,108	445
Amortization:
At the beginning of the period	(132)	(102)	(81)
—amortization expense	(47)	(29)	(17)
—other changes in amortization translation effect	(2)	(1)	(4)

At the end of the period	(181)	(132)	(102)

3)    Property, plant and equipment (note 1 (g))

        Tangible fixed assets, including capitalized leases, are as follows:

	France			Other countries			Total
As of December 31
	2001	2000	1999	2001	2000	1999	2001	2000	1999
	(€ in millions)			(€ in millions)			(€ in millions)
Land	20	20	19	44	46	26	64	66	45
Buildings	290	247	245	318	298	236	608	545	481
Machinery and equipment	792	734	722	1,015	894	641	1,807	1,628	1,363
Construction in progress	34	87	32	30	55	49	64	142	81

	1,136	1,088	1,018	1,407	1,293	952	2,543	2,381	1,970
Less depreciation	(708)	(660)	(629)	(743)	(641)	(473)	(1,451)	(1,301)	(1,102)

	428	428	389	664	652	479	1,092	1,080	868

        Changes in property, plant and equipment, can be analyzed as follows:

For the year ended December 31	2001	2000	1999
	(€ in millions)
At the beginning of the period	2,381	1,970	1,800
—capital expenditures	175	222	200
—disposals	(67)	(69)	(52)
—new consolidated entities	34	247	8
—translation effect	20	11	14

At the end of the period	2,543	2,381	1,970

        During the same period, the depreciation of fixed assets has changed as follows:

For the year ended December 31	2001	2000	1999
	(€ in millions)
At the beginning of the period	(1,301)	(1,102)	(1,009)
—depreciation expense	(170)	(152)	(132)
—disposals	44	59	44
—new consolidated entities	(17)	(102)	(2)
—translation effect	(7)	(4)	(3)

At the end of the period	(1,451)	(1,301)	(1,102)

a)
Property, plant and equipment include the following assets held under capital leases:

As of December 31	2001	2000	1999
	(€ in millions)
Land	4	4	3
Buildings	58	57	61
Machinery and equipment	8	8	3

	70	69	67
Less depreciation	(16)	(17)	(13)

	54	52	54

b)
Capital lease obligations are presented in the balance sheets as follows:

As of December 31	2001	2000	1999
	(€ in millions)
Long-term borrowings	32	40	43
Short-term borrowings	10	9	7

	42	49	50

c)
Future minimum lease payments related to capital leases are as follows:

As of December 31	2001	2000	1999
	(€ in millions)
Payable within one year	11	11	10
Payable in one to two years	12	11	10
Payable in two to three years	6	9	10
Payable in three to four years	5	6	8
Payable in four to five years	5	5	5
Payable beyond five years	7	11	14

	46	53	57
Less interest portion	(4)	(4)	(7)

Present value of future minimum lease payments	42	49	50

4)    Investments

        Investments which do not relate to consolidated companies are as follows:

As of December 31	2001	2000	1999
	(€ in millions)
Equity method investees	14	20	23
Other investments	15	286	59

	29	306	82

        The key figures, which concern equity method investees, are as follows:

For the year ended December 31	2001	2000	1999
	(€ in millions)
Net sales	28	44	37
Net income	5	6	4
Total assets	30	41	47

5)    Other non-current assets

        The other non-current assets are mainly composed of the Schneider shares (see notes 1(a) and 26), trademarks (companies consolidated for the first time in 2001 (see note 25)) and patents valued further to Legrand's acquisitions.

        They are as follows:

As of December 31	2001	2000	1999
	(€ in millions)
Schneider stocks	266
Trade names	80
Patents and licences	31	31	2
Softwares	20	21	17
Miscellaneous	76	73	23

	474	125	42

6)    Inventories (note 1 (h))

As of December 31	2001	2000	1999
	(€ in millions)
Purchased raw-materials and parts	156	151	117
Sub-assemblies, work in process	92	84	70
Finished goods	282	284	243

	530	519	430
Less allowances	(65)	(58)	(52)

	465	461	378

7)    Trade accounts receivable

As of December 31	2001	2000	1999
	(€ in millions)
Trade accounts receivable	517	462	363
Notes receivable	181	214	197

	698	676	560
Less allowances	(24)	(21)	(12)

	674	655	548

        The group realizes over 95% of its sales to distributors of electrical fittings, each of the two largest representing approximately 13% of consolidated net sales (2000 and 1999: 15%).

8)    Marketable securities

        Marketable securities are carried at the lower of cost or market. Unrealized gains which relate to these securities, are analyzed below:

For the year ended December 31	2001	2000	1999
	(€ in millions)
Unrealized gains at the beginning of the period	10	10	10
Increase (reduction) in fair value	15	12	12
Realized gains during the year	(20)	(12)	(12)

Unrealized gains at the end of the period	5	10	10

        Of the net proceeds of the issuance of the 8 1/2% debentures (see note 13), $162 millions are reinvested in marketable securities having an average rating greater than AA/Aa2. In order to manage interest and exchange rate risks, these securities, denominated in dollars, are swapped into a variable remuneration indexed on LIBOR and receivable on the dates of payment of the interest on the debentures. A fluctuation of the dollar interest rate therefore has no effect on the total market value of these investments and their related swaps. Up to this amount, variations of the dollar/euro exchange rate results in a compensating adjustment of the euro value of balances on the balance sheet.

9)    Capital stock and earnings per share

a)
Capital stock

        Capital stock consists of the following number of shares:

As of December 31	2001	2000	1999
Common shares
Issued	21,435,408	21,426,640	21,416,860
Held by the group
—to cover the stock-options plan		(81,200)	(85,708)
—to stabilize the market price		(653,770)	(269,248)
—others		(647,400)	(647,400)

Outstanding	21,435,408	20,044,270	20,414,504
Preferred, non-voting shares
Issued	6,717,529	6,715,349	6,623,729
Held by the group to stabilize the market price		(55,116)	(22,440)

Outstanding	6,717,529	6,660,233	6,601,289

        On February 15, 1999, the capital stock of the company was converted into euro, subsequent to an increase in capital through capitalization of retained earnings, in order to establish the par value at €2.00 for each common share and each preferred non-voting share.

        Preferred non-voting shares have no voting right but have priority as to dividends for an amount of €1.00 per share and in total must be equal to 1.6 times the dividend paid per common share. The consolidated statements of shareholders' equity disclose the amount of the dividend paid or proposed for each class of shares.

        Common shares and preferred non-voting shares have equal rights with respect to undistributed earnings.

        From January 1, 1998 to June 30, 2001, all of Legrand's shares held by the group were excluded from consolidated assets and were shown as a reduction of capital stock and additional paid-in capital in an amount corresponding to their historical value of €195 million and €110 million as of December 2000 and 1999, respectively. The average purchase price of Legrand's shares held by the group amounted to €131 per share as of December 2000.

        In 2001, further to the takeover bid for shares, Legrand disposed of the whole treasury stocks to Schneider (see notes 1 (a) and 26).

b)
Earnings per share

        Earnings per share are computed based on the average number of both common and preferred shares outstanding during the period, as specified in note 1 (d).

        Earnings per share are shown in the consolidated statements of income.

10)  Stock options and employee profit sharing

a)
Stock option plans

Nature of the plans
	Subscription										Purchase
dates of attribution of options
	1995		1996		1997		1998		2000	2001	1999
												Total of outstanding plans
nature of shares offered	ordinary	preferred	ordinary	preferred	ordinary	preferred	ordinary	preferred	ordinary	ordinary	ordinary
Number of grantees	15		5		6		6		8,999	9,122	8,814
Exercisable from	10-1995		11-1996		12-1997		10-1998		11-2005	11-2005	12-2004
Exercisable until	10-2001		11-2002		12-2003		10-2004		11-2007	11-2008	12-2006
Option price (in euro)	95.37	60.29	107.42	67.08	132.45	89.84	165.56	100.01	191.50	143.00	222.00
Number of options granted	10,750	4,420	7,400	2,000	11,750	2,500	7,500	2,500	124,240	178,766	85,708	437,534
Options exercised before 1998	(250)	(1,780)	0	0	0	0	0	0	0	0	0	(2,030)
Options cancelled before 1998	0	0	0	0	0	0	0	0	0	0	0	0
Balance at the end of 1998	10,500	2,640	7,400	2,000	11,750	2,500	7,500	2,500	0	0	0	46,790
Options exercised in 1999	0	0	0	0	0	0	0	0	0	0	0	0
Options cancelled in 1999	0	0	0	0	0	0	0	0	0	0	0	0
Balance at the end of 1999	10,500	2,640	7,400	2,000	11,750	2,500	7,500	2,500	0	0	85,708	132,498
Options exercised in 2000	(1,750)	(460)	(2,000)	0	(3,000)	0	(2,000)	0	0	0	0	(9,210)
Options cancelled in 2000	0	0	0	0	0	0	0	0	0	0	(4,508)	(4,508)
Balance at the end of 2000	8,750	2,180	5,400	2,000	8,750	2,500	5,500	2,500	124,240	0	81,200	243,020
Options exercised in 2001	(8,750)	(2,180)	0	0	0	0	0	0	(18)	0	0	(10,948)
Options cancelled in 2001	0	0	0	0	0	0	0	0	0	0	0	0
Balance at the end of 2001	0	0	5,400	2,000	8,750	2,500	5,500	2,500	124,222	178,766	81,200	410,838

        In May 1999, the shareholders authorized the company to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred, non-voting shares. This option plan is open to all French employees. On December 13, 1999, the company established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. Options granted do not vest for 5 years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct. On November 21, 2000, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

        The fair value of options at the date of grant is calculated in compliance with FASB Statement No. 123, using the "Black-Scholes" model, with the following assumptions:

Expected average life (years)	4 years		4 years		4 years		4 years		5 years	5 years	5 years
Interest rate (5 years bonds)	6.69%		5.37%		4.50%		3.50%		5.54%	5.35%	4.76%
Implied volatility	21.1%	21.1%	26.5%	25.4%	36.2%	36.2%	43.2%	36.5%	39.4%	49.7%	31.6%
Dividend yield	1.5%	3.0%	1.5%	3.0%	1.1%	2.9%	1.0%	2.6%	1.3%	1.4%	1.2%
Fair value of the option (euro)	46	27	47	25	65	36	93	47	73	58	71

        In accordance with the provisions of APB No. 25, the company had recognized a compensation cost amounting to €0.7 million and €1.4 million for the year ended December 31, 2000 and 1999, respectively. No compensation cost has to be recognized as of December 31, 2001.

        Had compensation cost been determined on the fair value at the grant date for awards since 1995 (non retroactively), the effect on the company's 2001, 2000 and 1999 net income would have not been material neither on earnings per share nor on net worth.

b)
Employee profit sharing

        French law provides for employees sharing in the profit of the French group companies to the extent that the profit after tax of such entities exceeds a certain level. Amounts accrued are generally payable to employees after a period of 5 years and bear interest at varying, negotiated rates (from 6 to 9%).

        In addition to this obligation, French group companies and certain foreign subsidiaries pay to their employees a portion of their income calculated on the basis of predetermined formulas negotiated by each entity.

        Employee profit sharing expense amounted to €26 million for the year ended December 31, 2001 (€27 million and €19 million for the years ended December 31, 2000 and 1999).

11)  Retained earnings and foreign translation reserve

a)
Retained earnings

        Retained earnings of Legrand and its consolidated subsidiaries can be analyzed as follows:

As of December 31	2001	2000	1999
	(€ in millions)
Legrand's legal reserve (not distributable)	6	6	4
Legrand's undistributed retained earnings	565	422	470
Legrand's share of earnings of consolidated companies	1,154	954	809

	1,725	1,382	1,283

        Retained earnings of Legrand and those of its French subsidiaries filing a consolidated tax return are as follows:

As of December 31	2001	2000	1999
	(€ in millions)
Available for distribution	82	112	111
Not available for distribution	551	382	429
b)
Foreign currency translation reserve

        As specified in note 1 (c) this account records the effects of currency fluctuations on financial statements of subsidiaries when they are translated into euro.

        From January 1, 1999, the translation reserve corresponding to the translation into French francs of the financial statements of subsidiaries located in countries having elected to use the euro as their legal local currency (*) will not be modified and will be recorded in the consolidated balance sheet for its historical value as at December 31, 1998, such amount remaining unchanged until those subsidiaries are sold or substantially liquidated. This principle was also applied to Greece, which elected to use euro as its legal local currency on January 1, 2001.

        The foreign currency translation reserve records the impact of fluctuations in the following currencies:

As of December 31	2001	2000	1999
	(€ in millions)
Euro area currencies	(179)	(174)	(175)
Dollar	37	19	1
Other currencies	(32)	(28)	(37)

	(174)	(183)	(211)

(*)
Countries having elected to use the euro as their legal currency on January 1, 1999 are: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain.

12)  Subordinated securities

        In December 1990 and March 1992, the company issued, at par, subordinated securities with nominal values of €457 million and €305 million, respectively.

        The subordinated securities have no stated due date or maturity and the company has no obligation to redeem them unless the company enters into liquidation or voluntary dissolution, or if a final judgment is entered ordering the sale of the entire business of the company. In such case, redemption of the principal of the securities would be subordinated to the complete payment of all creditors, excluding any participating loans (prêts participatifs) or participating securities (titres participatifs) that might be outstanding.

        At the time of issuance, agreements were entered into with third party companies who will repurchase the securities from the holders fifteen years after issuance. In accordance with these agreements, and in return for initial lump sum payments of €100 million and €77 million, these companies have agreed to relinquish any rights to interest on these securities after that time. Until the time of this repurchase, the company is obligated to make periodic interest payments on the nominal value, calculated at a rate indexed to the Paris inter-bank offered rate (EURIBOR). In accordance with French tax regulations, these payments are only tax deductible for the portion representing the net proceeds of the issue.

        The payment of interest on the subordinated securities can be suspended if (i) Legrand's consolidated net equity falls below €412 million, (ii) Legrand has not paid an ordinary dividend (excluding dividends paid on preferred, non-voting shares and first statutory dividend) and (iii) no interim dividend has been declared. Deferred payments would bear interest, would not be subordinated in case of liquidation and would be paid before the payment of any ordinary dividend.

        In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 9.2%, 8.4% and 7.4% of the average residual carrying value for each of the three years ended December 31, 2001, 2000 and 1999, respectively. The amortization of the residual carrying value is as follows:

        The amortization of the residual carrying value is as follows:

As of December 31	2001	2000	1999
	(€ in millions)
2000			42
2001		46	46
2002	51	51	51
2003	56	56	56
2004	62	62	62
2005	66	55	55
2006	26	37	37
2007	5	5	5

	266	312	354

13)  Long-term borrowings

        On February 14, 1995, Legrand issued on the American public market US$ 400 million of 8 1/2% debentures due February 15, 2025. Interest on the debentures is payable semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

        The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should the company, by law, not be permitted to pay any such additional amounts, redemption generally would be mandatory or, if such amounts could be paid, the company may, at its option, redeem all—but not part—of the debentures. Each holder of the debentures may also require the company to repurchase its debentures upon the occurrence of a hostile change of control.

        In connection with the issuance of the debentures, the company also entered into an interest rate swap agreement for 30 years. The settlement dates of the differential to be paid or received concur with the interest payment dates of the debentures, so as to provide an effective hedge of the payments. As a result of this agreement, the effective interest rate of the debentures after swap is LIBOR plus a margin of 0.58%.

        Legrand has used a portion of this borrowing (US$ 238 million) for the acquisition of certain operations in the United States of America, the unused portion (US$ 162 million) remaining invested in marketable securities expressed in dollars (see note 8); accordingly the total amount of the debentures is hedged by assets expressed in the same currency, ensuring that a difference in the exchange rate between dollar and euro would have no impact on income or on the net equity of the company.

        Long-term borrowings (including capitalized leases), in addition to the 8 1/2% debentures (€451 million at the closing exchange rate), comprise the following:

As of December 31	€ in millions	Maturities	Interest rates
currencies:
—Euro	61	2005	Euribor 3m - 0.10
—Euro	13	2005	Euribor 3m + 0.60
—Euro	14	2009	Euribor 3m + 0.50
—Dollar	401	2005	Libor + 0.35

and other borrowings aggregating €32 million of which the amounts, individually, are not significant, none of them exceeding €10 million. These borrowings will be reimbursed through 2012.

        Long-term borrowings are denominated in the following currencies:

As of December 31	2001	2000	1999
	(€ in millions)
currencies:
—Euro	117	143	146
—Dollar	852	1,014	393
—other currencies	3	22	17

	972	1,179	556

        Maturity dates are as follows:

As of December 31	2001	2000	1999
	(€ in millions)
Payable in one to two years	15	13	13
Payable in two to three years	44	237	41
Payable in three to four years	408	52	49
Payable in four to five years	7	7	12
Payable beyond five years	498	870	441

	972	1,179	556

        Interest rates on long-term borrowings are as follows:

As of December 31	€ in millions	Average interest rates in %
Issued by French companies:
—8 1/2% debentures	451	5.36%
—other debentures	61	4.33%
—capital leases	4	9.02%
Issued by foreign group companies:
—bank borrowings	428	5.58%
—capital leases	28	5.12%

	972

        These borrowings are collateralized as follows:

As of December 31	2001	2000	1999
	(€ in millions)
Assets mortgaged or pledged as collateral	10	16	21
Guarantees given to banks	11	6	9

	21	22	30

14)  Long-term liabilities

        Long-term liabilities are as follows:

As of December 31	2001	2000	1999
	(€ in millions)
Retirement indemnities in France	17	16	16
Other retirement indemnities and benefits	17	18	8
End of contract indemnities (Italy)	48	47	44
Employees profit sharing (long-term portion)	33	30	38
Other long-term liabilities	59	46	37

	174	157	143

a)
Provision for retirement indemnities in France

        Based on labor agreements or internal conventions, the employees of the group may be entitled to retirement indemnities, as well as complementary pensions in addition to those acquired in compliance with legal obligations in force in each country.

        The provisions recorded in the consolidated balance sheet concern only rights which are not definitively acquired and the group has no obligation with respect to rights definitively acquired by former employees, such rights having been duly paid at the time of their retirement, either directly or through a specialized insurance company.

        The computation of these future obligations was based on turnover, mortality, and assumptions of increase of salaries and discount rates. In France, the calculation was based, since 2001, on an assumption of an increase of salaries of 3.0% and a discount rate of 5% (2000: 3% and 5.5%, respectively; 1999: 2% and 4.5% respectively).

        In December 1998, the obligation in respect with French retirement indemnities has been partially funded with insurance company. This company, to the extent of the funded percentage, will ensure the payment of the related indemnities to the employees at the date of their retirement. The fund will be increased at the end of each month with the net results of the fund, and, as far as it will be necessary, by additional payments of the group's companies; it will be reduced by the payments to employees.

        Accordingly, the provision recorded in the consolidated balance sheet corresponds to the portion of the global obligation remaining payable by Legrand; this amount is equal to the difference between the global obligation recalculated at each closing, based on assumptions described above, and the net residual value of the fund at this same date.

        The global obligation is detailed as follows:

As of December 31	2001	2000	1999
	(€ in millions)
Projected benefit obligation at the beginning of the period	37	34	31
New consolidated entities:
Rights newly acquired	3	5	6
Rights cancelled	(1)		(1)
Rights used		(2)	(2)
Interest cost

Projected benefit obligation at the end of the period	39	37	34

        The evolution of the net assets of the fund is shown below:

For the year ended December 31	2001	2000	1999
	(€ in millions)
Fair-value at the beginning of the period	21	18	17
Increase:
—interest revenues	1	1
—employer contribution	1	2	2
Decrease:
—liquidation of definitively acquired rights	(1)

Fair-value at the end of the period	22	21	19

        The net impact on the consolidated income is summarized below:

For the year ended December 31	2001	2000	1999
	(€ in millions)
Service cost—rights newly acquired	(3)	(5)	(6)
Service cost—cancellation of previous rights	(1)		1
Payments of rights (net of cancellation of prior reserves)		1	2

Interest cost
Net revenue of fund	1	1

	(3)	(3)	(3)

        The group has various pension arrangements in foreign subsidiaries (except for Wiremold see note 14(c), none of which is individually material. Provisions accrued under such obligations amounted to €9 million at the end of December 2001 (€8 million at the end of December 2000 and 1999).

b)
Provision for end-of-contract indemnities in Italy

        In accordance with employment legislation in force in Italy, provisions for end-of-contract indemnities have been established in the accounts of the Italian companies. The annual contribution is defined by law and approximates one month of remuneration per year of service. Amounts attributed to an employee are revalued each year in accordance with a specific index published by the government. Such amounts are fully vested and are paid at the time an employee leaves. The companies have no further liability to the employee once such payment has been made.

        The related expenses amounted to €8 million for the year ended December 31, 2001 (€8 million and €6 million for the years ended December 31, 2000 and December 31, 1999, respectively).

c)
Provision for retirement indemnities and other postretirement benefits

        In United States of America, the Wiremold Group provides pension benefits for employees and certain health care and life insurance for some retired employees.

        The pension benefits above amounts to €74 million as of December, 31, 2001. This amount is compensated by pension fund asset of €74 million (valuation as of December 31, 2001).

15)  Short-term borrowings

As of December 31	2001	2000	1999
	(€ in millions)
Current portion of long-term bank borrowings	1	1	5
Current portion of capital leases	9	9	7
Commercial paper	908	852	233
Bank overdrafts	85	91	70
Other short-term borrowings	285	36	58

	1,288	989	373

        The company regularly issues commercial paper at interest rates based on EONIA. The average interest rate amounted to 4.4%, 4.4% and 2.8% for the years ended December 31, 2001, 2000 and 1999, respectively. The borrowings were generally for a period of one month.

16)  Other current liabilities

As of December 31	2001	2000	1999
	(€ in millions)
Tax liabilities	91	82	102
Accrued salaries and payroll taxes	117	113	97
Short-term portion of employee profit sharing	13	16	5
Payables related to fixed asset acquisitions	17	20	15
Amounts due for services	95	87	70
Customer advance payments	2	2	3
Others	119	118	80

	454	438	372

17)  Analysis of certain expenses

a)
Operating expenses include, in particular, the following categories of costs:

For the year ended December 31	2001	2000	1999
	(€ in millions)
Consumption of raw-materials and parts	(910)	(815)	(626)

Salaries and related payroll taxes	(895)	(801)	(684)
Employees profit sharing	(26)	(27)	(19)

Total cost of personnel	(921)	(828)	(703)

        The headcount of the consolidated companies, registered as of December 2001, amounts to 27,146 (27,110 and 23,520 as of December 2000 and December 1999, respectively).

b)
Other revenues (expenses) include:

For the year ended December 31	2001	2000	1999
	(€ in millions)
Cash discounts granted to customers	(40)	(31)	(25)
Exchange and translation gains (losses)	(1)	2	2
Others	(5)	6	(8)

	(46)	(23)	(31)

c)
Expenses related to the takeover bid for shares

        Legrand accounted for costs related to the takeover bid for shares (see note 26). The gross value amounts to €18 million (€12 million after tax). These costs, mainly fees and bank costs, are extraordinary and only concern 2001.

18)  Interest income (expense)

For the year ended December 31	2001	2000	1999
	(€ in millions)
Interest income	54	57	47
Interest expense	(120)	(93)	(46)

	(66)	(36)	1
Interest on subordinated securities (note 12)	(28)	(29)	(28)

	(94)	(65)	(27)
Less capitalized interest (note 1 (g))	2	1

	(92)	(64)	(27)

19)  Income taxes (current and deferred)

        Income before tax, minority interests and equity in earnings of investees is as follows:

For the year ended December 31	2001	2000	1999
	(€ in millions)
France	71	119	134
Outside France	160	220	175

	231	339	309

        Income tax expense consists of the following:

For the year ended December 31	2001	2000	1999
	(€ in millions)
Current income taxes:
France	(9)	(34)	(37)
Outside France	(125)	(81)	(77)

	(134)	(115)	(114)
Deferred income taxes:
France	(9)	9	(4)
Outside France	87		14

	78	9	10
Total income taxes:
France	(18)	(25)	(41)
Outside France	(38)	(81)	(63)

	(56)	(106)	(104)

        The reconciliation of the total income tax expense during the period to the normal income tax rate applicable in France is analyzed as hereunder:

For the year ended December 31	2001	2000	1999
	(in percentage)
Normal French income tax rate	36.43%	37.77%	40.00%
Increases (reductions):
—effect of foreign income tax rates	(0.92)%	(1.05)%	(1.13)%
—non taxable items	6.43%	2.90%	1.84%
—income taxable at specific rates	(7.73)%	(3.21)%	(3.35)%
—others	(13.29)%	(4.45)%	(0.41)%

	20.92%	31.96%	36.95%
Impact on deferred taxes:
—effect of tax rate modifications on opening balance	0.80%	(0.54)%	(0.49)%
—valuation allowances on deferred tax assets	2.51%	(0.30)%	(2.74)%

Effective income tax rate	24.23%	31.12%	33.72%

        In 2001, the row "others" represents mainly the impact of an assets revaluation in Italy, in compliance with the Italian law No. 342 and the decree No. 162 (April 13, 2001), retroactively applicable from January 1, 2000.

        Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and is analyzed as follows:

As of December 31	2001	2000	1999
	(€ in millions)
Deferred taxes recorded by French companies	(7)	2	(8)
Deferred taxes recorded by foreign companies	87	74	20

	80	76	12
Origin of deferred taxes:
—depreciation of fixed assets	(104)	(93)	(88)
—tax losses to be carried carryforward	64	48	(13)
—employee profit sharing	6	7	6
—retirement indemnities and benefits	13	11	7
—subordinated securities	43	45	45
—others	58	58	55

	80	76	12

        As of December 31, 2001, the company has unused tax benefits of €64 million which expire in various amounts from 2006 through 2021. A valuation allowance has been recognized to offset the related tax assets in accordance with the accounting principle described in note 1(i).

20)  Contingencies and commitments

        The group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the group's consolidated financial position or results of operations.

        The company and its subsidiaries use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

As of December 31	2001	2000	1999
	(€ in millions)
Payable in 2000			5
Payable in 2001		14	4
Payable in 2002	15	14	3
Payable in 2003	16	11	3
Payable in 2004	8	7	2
Payable in 2005	7	7	2
Payable in 2006	6	7	3
Subsequent years	26	23	4

	78	83	26

21)  Financial instruments

        The group does not hold or issue financial instruments for trading purposes.

a)
Interest rate swaps

        In order to manage and cover interest rate risks, the group entered into interest rates swap agreements with selected major financial institutions. The fair values are determined at each closing, based on rates implied in the yield curve at the reporting date; those may change significantly, having an impact on future cash flows.

Interest rate swaps hedging the subordinated securities (note 12)

        The notional amount of these swaps increases over time to a maximum of €760 million and matures at the same date as periodic payments are due so as to provide an effective hedge of the payments. The net cost of the subordinated securities, including the fair value of the related swaps in effect and committed, is lower than the conditions normally offered by the financial markets.

Interest rate swap hedging the 8 1/2% debentures (note 13)

        The purpose of this swap is to convert the fixed remuneration paid to the holders of the debentures into a variable remuneration indexed on LIBOR until the maturity of the issue. The fair value of this swap is exactly symmetrical to the fair value of the debentures.

Interest rate swap hedging specific bank borrowings (note 13)

        The purpose of these swaps is to convert the fixed remuneration paid to the bank into a variable remuneration until the maturity of the borrowings. The fair value of these swaps is exactly symmetrical to the fair value of the borrowings.

As of December 31	2001	2000	1999
	(€ in millions)
Interest rate swaps hedging subordinated securities
notional amount	603	566	531
fair value	(146)	(149)	(158)
Interest rate swap hedging the 8 1/2% debentures
notional amount	451	430	393
fair value	96	87	31
Interest rate swaps hedging other bank borrowings
notional amount	61	61	91
fair value	2	2	(1)
b)
Foreign exchange contracts

        The group entered into forward exchange contracts to hedge certain foreign currency transactions and investments for periods consistent with the terms of the underlying transactions.

        The fair value of these exchange contracts is estimated by obtaining quotes for contracts with similar terms. As of December 31, 2001, 2000 and 1999 the accounted for fair value of these contracts amounted to a value under €1 million.

c)
Forward price contracts on raw material

        The group also enters into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months.

        As of December 31, 2001, 2000 and 1999, there were no contracts in effect.

d)
Other financial instruments

        The excess of fair value over carrying value of the marketable securities is disclosed in note 8 to the financial statements. For all other financial instruments the fair value approximates the carrying value.

e)
Concentration of credit risk

        The group's interest rate swap agreements and exchange contracts are with major financial institutions which are expected to perform under the terms of the agreements thereby mitigating the credit risk from the transactions. In order to reduce exposure to counterpart risk, mark-to-market and/or collateral agreements are provided in connection with long-term swap agreements. In managing the credit risk on the market value of the interest rate swap associated with the 8 1/2% debentures, Legrand has pledged as collateral, in 1995 and for a period of 10 years, a portion of its marketable securities in favor of the relevant institution. This pledge, for an amount of $162 million, may be cancelled unilaterally by Legrand at any time and replaced by a mark-to-market agreement.

        As indicated in note 7 a substantial portion of the company's sales is with two major groups of companies. Other sales are also essentially with distributors of electrical products but are diversified due to the large number of customers and their geographical dispersion. The company mitigates its credit risk by establishing and performing periodic evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

        Other financial instruments, which potentially subject the group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the group closely monitors the amount of credit exposure with any one financial institution.

22)  Appropriation of earnings

        The board of directors decided, with respect to 2001 earnings, to propose to the annual general meeting of shareholders, a dividend of €1.87 per common share (€1.87 for the year 2000 and €1.70 for the year 1999) and €2.99 per preferred non-voting share (€2.99 for the year 2000 and €2.72 for the year 1999). This dividend generates an estimated distribution of €60 million and the payment of a "precompte" amounting to €8 million. The total amount (€68 million) is shown as a reduction of consolidated retained earnings and a short-term liability.

        The definitive distribution will be decided at the annual general meeting of shareholders that will approve the financial statements.

        Dividend distributions decided at general meetings of shareholders in prior years resulted in total dividends of €57 million and €53 million in respect of 2000 and 1999.

23)  Information relating to the officers of the company

For the year ended December 31	2001	2000	1999
	(€ in millions)
Advances and loans	—	—	—
Remuneration paid to the officers of Legrand (*)	2	2	2
—including director's fees (**)	—	—	—

(*)
Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within the company.

(**)
For each year, an amount has been paid as directors' fees, each director receiving annually €2,287.

24)  Information by geographic segments

        The activity of the group is exclusively devoted to the manufacturing and marketing of products and systems for low voltage electrical installations and information networks in buildings. The following figures comply with the level of analysis used to manage the group.

        The activity of the group is exclusively devoted to the manufacturing and marketing of products and systems for low voltage electrical installations and information networks in buildings. The following figures comply with the level of analysis used to manage the group.

	Geographic segments
	Europe
				United States of America	Other countries	Items globally analyzed
	France	Italy	Others				Total
	(€ in millions)
2001
Total sales	1,555	695	598	766	394		4,008
Less intra-group transfers	(613)	(132)	(89)	(23)	(55)		(912)

Net consolidated sales	942	563	509	743	339		3,096
Operating income	155	115	26	15	79		390
—of which depreciation of fixed assets	(70)	(29)	(26)	(31)	(14)		(170)
—of which amortization of intangibles	(9)	(9)	(8)	(34)	(5)		(65)
Other revenues (expenses)						(46)	(46)
Interest income						54	54
Interest expense						(92)	(92)
Income taxes						(56)	(56)
Minority interest and equity investees						1	1
Capital expenditures	77	38	29	26	19		189
Total identifiable assets	1,406	868	1,155	1,366	475		5,270

2000
Total sales	1,531	664	513	606	334		3,648
Less intra-group transfers	(604)	(114)	(74)	(17)	(40)		(849)

Net consolidated sales	927	550	439	589	294		2,799
Operating income	182	118	21	39	69		429
—of which depreciation of fixed assets	(67)	(28)	(22)	(23)	(12)		(152)
—of which amortization of intangibles	(8)	(8)	(4)	(19)	(3)		(42)
Other revenues (expenses)						(26)	(26)
Interest income						57	57
Interest expense						(121)	(121)
Income taxes						(106)	(106)
Minority interest and equity investees						2	2
Capital expenditures	116	47	29	26	16		234
Total identifiable assets	1,281	761	1,019	1,333	425		4,819

1999
Total sales	1,456	599	437	335	218		3,045
Less intra-group transfers	(562)	(102)	(62)	(11)	(8)		(745)

Net consolidated sales	894	497	375	324	210		2,300
Operating income	171	112	15	23	46		367
—of which depreciation of fixed assets	(68)	(26)	(17)	(12)	(9)		(132)
—of which amortization of intangibles	(7)	(7)	(3)	(6)	(3)		(26)
Other revenues (expenses)						(31)	(31)
Interest income						47	47
Interest expense						(74)	(74)
Income taxes						(104)	(104)
Minority interest and equity investees						(1)	(1)
Capital expenditures	87	34	42	35	15		213
Total identifiable assets	1,346	696	689	357	282		3,370

        Sales by French companies, excluding sales to group companies located in France, include the following export sales:

For the year ended December 31	2001	2000	1999
	(€ in millions)
Total sales	1,167	1,150	1,100
of which sales exported to:
—Europe	243	231	220
—other countries	111	100	88

	354	331	308

25)  Pro forma information (not audited)

        The Wiremold group was acquired on July, 31 2000 and the results of operations are included in the consolidated results of the Group from August 1, 2000.

        Wiremold is the leader of the wire management products for power and Voice, Data and Image cables in commercial and industrial buildings. Located in Hartford (Connecticut), the company owns industrial plants in the United States, Canada, Great Britain, Poland and China.

        In order to allow a comparison between the year 2001 and the year 2000, the following unaudited pro forma financial information is presented as if Wiremold had been acquired from January 1, 2000.

        This pro forma information does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies. In particular, the positive impacts of the restructuring actions and synergies are not taken into account.

        The income statements and the balance sheets of Wiremold include certain adjustments based on the allocated purchase price to tangible and intangible assets.

Pro forma consolidated statements of income (2000)

	Legrand	Wiremold restated	Acquisition impacts	Consolidation
	(€ in millions)
Net sales	2,588	475		3,063
Cost of goods sold	(1,414)	(280)		(1,694)
Other operating expenses	(736)	(152)		(888)
Amortization of goodwill	(22)	0	(16)	(38)

Operating income	416	43	(16)	443

Interest income (expense)	(38)	(11)	(48)	(97)
Other revenues (expenses)	(24)	(6)		(30)
Income taxes	(109)	(13)	19	(102)
Minority interest and equity in earnings of investees	2			2

Net income attributable to Legrand	247	13	(45)	215

        In addition, for the first year, the Group consolidated the companies Quintela (Spain), Tegui (Spain) and Lorenzetti (Brazil) from January 1, 2001, whom the 2000 turnover amounted to €30 million, €17 million and €30 million, respectively.

        The above pro forma consolidated statements of income only takes into account of the Wiremold's figures.

26)  Significant events of the period

        On January 15, 2001, Legrand and Schneider announced the launch of a public exchange offer from Schneider for all Legrand outstanding shares.

        Upon completion of this offer which took place from June 21 to July 25, 2001, Schneider holds 98.3% of Legrand common shares and 97.5% of Legrand preferred shares.

        On October 17, 2001, the EU antitrust authorities rejected the takeover bid and on January 30, 2002, it set the terms for Schneider to withdraw from the Legrand's capital.

27)  Subsequent Events

        On July 26, 2002, the Wendel Consortium, which consists of Wendel Investissement and Kohlberg Kravis Roberts & Co. L.P. (KKR), signed an agreement with Schneider to acquire Schneider's Legrand shares. The Acquisition was completed by a French company, FIMAF SA, on December 10, 2002. The purchase price was €3.63 billion corresponding to a value of €3.7 billion for 100% of the share capital of Legrand.

        The purchase price for the acquisition, as well as related fees and expenses, was financed by a combination of funds provided by the Consortium (€1,765 million), external banks (a facility under the Senior Credit Agreement was drawn for an amount of €1,833 million) and a vendor loan from Schneider (€150 million). Certain of Legrand's direct and indirect subsidiaries have jointly and severally guaranteed any proceeds drawn under the Senior Credit Agreement.

        On December 11, 2002, the Consortium initiated a procedure to carry out a mandatory takeover offer ("garantie de cours") followed, if necessary, by a public buy-out offer ("offre publique de retrait") followed by the squeeze out procedure ("retrait obligatoire") to acquire the remaining outstanding share capital of Legrand held by the public.

28)  Impact of differences between US and French GAAP (note 1)

U.S. GAAP restatement

        In connection with its proposed sale by Schneider Electric to a consortium led by Wendel Investissements, the Group performed a comprehensive analysis of certain of its financing structures. In connection with this analysis, the Group concluded that certain entities, which were previously not consolidated in the financial statements of the Group, are required to be consolidated in accordance with U.S. GAAP. The restatement does not affect the Group's previously reported French GAAP financial statements.

        Accordingly, the Group's U.S. GAAP information presented herein has been restated to reflect the consolidation of these entities. The principal impact of the restatement on the income statement is to adjust interest income (expense) and net income. The principal impact of the restatement on the balance sheet is to increase non-current assets and long-term borrowings. The impacts of the restatement on previously reported U.S. GAAP income statement amounts are summarized in the table below:

			Basic Earnings per Share		Diluted Earnings per Share
	Financial Income (Expense)	Net Income
			Common	Preferred	Common	Preferred
2001, as reported	(115)	148	4.72	7.55	4.71	7.54
Restatement	3	(4)	(0.13)	(0.21)	(0.12)	(0.20)

2001, as restated	(112)	144	4.59	7.34	4.59	7.34

2000, as reported	(64)	235	7.68	12.29	7.62	12.19
Restatement	7	(10)	(0.33)	(0.53)	(0.33)	(0.53)

2000, as restated	(57)	225	7.35	11.76	7.29	11.66

1999, as reported	(27)	204	6.57	10.52	6.52	10.43
Restatement	23	(8)	(0.24)	(0.61)	(0.25)	(0.40)

1999, as restated	(4)	196	6.33	10.13	6.27	10.03

        The principal impacts of the restatement on previously reported U.S. GAAP balance sheet amounts are summarized in the table below:

	Total Assets	Subordinated Securities & Debt (TSDI)	Equity
2001, as reported	5,474	266	1,734
Restatement	478	436	43

2001, as restated	5,952	702	1,777

2000, as reported	4,819	312	1,385
Restatement	554	397	11

2000, as restated	5,373	709	1,396

1999, as reported	3,370	354	1,254
Restatement	541	364	21

1999, as restated	3,911	718	1,275

a)
Presentation of the 2001 statement of income

        To comply with US GAAP, the expenses related to the takeover bid for shares have to be reclassified as part of the operating income (see also note 17 (c)).

b)
Derivative financial instruments

        As indicated in note 12, Legrand entered into three subordinated securities contracts in 1990 and 1992. In addition, as indicated in note 21 (a), these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt. Under US

GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss. Also see note 28 (c).

c)
Application of EITF 93-16

        In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law No. 342 and the decree No. 162 (April 13, 2001), retroactively applicable from January 1, 2000 (see note 19). According to EITF 93-16, the tax to be paid in case of distribution of the revalued amounts has to be provided for. This reserve amounts to €78 million, out of which €72 million still are booked in the French books.

d)
Dispensation described in note 1 (a)

        As described in note 1 (a), the variation of value of Schneider shares is booked in the net equity and disclosed as fixed investments in the balance sheet. Under US GAAP, the accounting treatment is as follows:

  •
  the Schneider shares are considered as marketable securities (€266 million); and

  •
  the reserve carried as of December 31, 2001 is recognized as a financial expense (€26 million before tax)

e)
Consolidation of special purposes entities

        The existing special purposes entities are related to the Subordinated Securities issued by Legrand.

        Under French GAAP, the SPVs ("SPVs") are not required to be consolidated. Under U.S. GAAP, the SPVs are required to be consolidated based on the guidance and SEC views provided in EIFT Topic D-14. The application of U.S. GAAP to the TSDIs and related loans has the following impact:

  •
  Recognition of the debts due by the special purpose entities (€183 million and €145 million as of September 30, 2001 and 2002, respectively) in place of the existing TSDIs debt recognized in the French accounts (€285 million and €209 million as of September 30, 2001 and 2002, respectively);

  •
  Recognition of the forward receivable and payable due by and to a commercial bank to and by the special purpose entities as the netting of those obligation and asset in the balance sheet is not allowed by FIN 39 rules. The value of the asset carried in the balance sheet corresponds to the accreted value of the interest bearing deposit. The value of the liability corresponds to the present value of the nominal amount of the TSDIs; and

  •
  Recognition of certain related derivative financial instruments at fair value in the group's balance sheet with changes in fair value recognized in the statement of income.

Considering all of the effects outlined above, the principal impact of this difference on the income statement is to adjust interest income by €3 million, €7 million and €23 million for each of the years ended December 31, 2001, 2000 and 1999, respectively, and to decrease the net result by €4 million, €10 million and €8 million, respectively, in 2001, 2000 and 1999. The principal impact of this difference on the balance sheet is to increase non-current assets by €558 million, €538 million and €523 million as of December 31, 2001, 2000 and 1999, respectively, and to increase long-term borrowings by €436 million, €397 million and €364 million as of December 31, 2001, 2000 and 1999, respectively.

f)
Cash discounts

        Certain amounts related to cash discounts presented as other non-operating revenues and expenses in the consolidated statements of income under French GAAP do not qualify as non-operating items under US GAAP and would be reclassified as a reduction of net sales or cost of goods sold, as appropriate. For each of the years ended December 31, 2001, 2000, and 1999, cash discounts to customers amounting to €39 million, €31 million and €25 million, respectively, would be reclassified as a reduction of net sales. For each of the years ended December 31, 2001, 2000 and 1999, cash discounts from suppliers amounting to €2 million, €2 million and €2 million, respectively would be reclassified as a reduction of cost of goods sold.

g)
IRAP and other expenses

        IRAP is a tax paid in Italy and is required to be classified as part of the income tax in US GAAP. There are some other expenses that are classified as non operating expenses under French GAAP that are requested to be included in the operating income under US GAAP (restructuring charges).

h)
Cash flow data

        Depreciation and amortization under U.S. GAAP totaled €243 million, €194 million and €158 million for the years ended 2001, 2000 and 1999 respectively.

i)
Consolidated statements of income, complying with US GAAP

	Year ended December 31,
	2001 (restated)	2000 (restated)	1999 (restated)
	(€ in millions, except for per-share amounts)
US GAAP
Net sales	3,057	2,768	2,275
Operating expenses:
Cost of goods sold	(1,749)	(1,537)	(1,263)
Administrative and selling expenses	(775)	(677)	(558)
Research and development expenses	(136)	(123)	(110)
Other operating expenses	(13)	4	12
Amortization of goodwill	(47)	(29)	(17)

Operating income	337	406	339
Financial income (expense)	(112)	(57)	(4)
Profits (losses) from disposal of fixed assets	—	—
Other revenues (expenses)	(9)	2	2

Income before taxes, minority interests and equity in earnings of investees	216	351	337
Income taxes	(75)	(128)	(140)

Net income before minority interests and equity in earnings of investees	141	223	197
Minority interests	(2)	(2)	(2)
Equity in earnings of investees	3	4	1
Transition adjustment	2

Net income attributable to Legrand	144	225	196

Earnings per share
Net income per-share, basic
Common	4.59	7.35	6.33
Preferred, non-voting	7.34	11.76	10.13
Net income per-share, diluted
Common	4.59	7.29	6.27
Preferred, non-voting	7.34	11.66	10.03

j)
Consolidated balance sheets, complying with US GAAP

	Year ended December 31,
	2001 (restated)	2000 (restated)	1999 (restated)
	(€ in millions)
US GAAP
ASSETS
Current assets:
Cash and cash equivalents	531	380	304
Marketable securities	815	515	612
Trade accounts receivable	674	655	548
Short-term deferred taxes	67	72	32
Other current assets	134	148	135
Inventories	465	461	378

Total current assets	2,686	2,231	2,009

Property, plant and equipment:
At cost	2,543	2,381	1,970
Less accumulated depreciation	(1,451)	(1,301)	(1,102)

Total	1,092	1,080	868

Other non-current assets:
Mirror swaps	25	19	22
Hedging swaps fair value	98
Swap associated with subordinated securities	3
Investments	29	306	82
Goodwill	1,149	976	343
Long-term deferred taxes	98	106	101
Deposits	510	476	444
Other non-current assets	262	179	42

Total	2,174	2,062	1,034

Total assets	5,952	5,373	3,911

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	1,288	989	373
Accounts and notes payable	232	253	216
Short-term deferred taxes	2	5	3
Proposed dividend for the year	60	57	53
Other current liabilities	447	432	365

Total current liabilities	2,029	1,736	1,010

Long-term deferred taxes	41	35	39
Long-term liabilities	174	157	143
Long-term borrowings	972	1,179	556
Subordinated securities	192	233	274
Swaps fair value associated to the subordinated securities	149	152	163
Debt	510	476	444
Hedging swaps fair value counterpart	98
Minority interests	10	9	7
Shareholders' equity:
Capital stock, par value €2	56	53	54
Additional paid-in capital	170	133	128
Retained earnings	1,725	1,393	1,304
Translation reserve	(174)	(183)	(211)

Total	1,777	1,396	1,275

Total liabilities and shareholders' equity	5,952	5,373	3,911

k)
US GAAP reconciliations to French GAAP

        The tables below show the US GAAP reconciliations of net equity and net income as well as the consolidated statements of income, comprehensive income and shareholders' equity and the consolidated balance sheets prepared in accordance with US GAAP.

SUMMARY RECONCILIATION OF NET EQUITY

	2001 (restated)	2000 (restated)	1999 (restated)
	(€ in millions)
Net equity compliant with French GAAP	1,777	1,385	1,254
TSDIs & FAS 133 (b) (e)	6	11	21
EITF 93-16 (c)	(6)	—	—

Net equity compliant with US GAAP	1,777	1,396	1,275

SUMMARY RECONCILIATION OF NET INCOME

	2001 (restated)	2000 (restated)	1999 (restated)
	(€ in millions)
Net income compliant with French GAAP	176	235	204
TSDIs & FAS 133 (b) (e)	(5)	(10)	(8)
EITF 93-16 (c)	(6)	—	—
Depreciation of Schneider shares (d)	(21)	—	—

Net income compliant with US GAAP	144	225	196

STATEMENT OF COMPREHENSIVE INCOME (US GAAP)

	2001 (restated)	2000 (restated)	1999 (restated)
	(€ in millions)
Net income	144	225	196
Change in translation reserve	9	28	24

Comprehensive income	153	253	220

STATEMENT OF SHAREHOLDERS' EQUITY

	Net Equity, December 31, 2000	Profit and Loss	Translation Reserve	Capital and Share Premiums	Distribution of Dividends	Net Equity, December 31, 2001
	(€ in millions)
French GAAP	1,385	176	9	275	(68)	1,777
TSDIs and FAS 133(b)(c)	11	(5)				6
EITF 93-16(c)		(6)				(6)
Depreciation of Schneider shares(d)		(21)		21		—

US GAAP	1,396	144	9	296	(68)	1,777

DETAILED RECONCILIATION OF PROFIT AND LOSS STATEMENT

	Year ended December 31, 2001 (restated)
	French GAAP	Expenses Related to Takeover Bid for Shares	TSDIs & FAS 133	EITF 93-16	Schneider Shares	IRAP, Cash Discounts and Other Reclassifications	US GAAP
Net sales	3,096					(39)	3,057
Operating Expenses:
Cost of goods sold	(1,748)					(1)	(1,749)
Administrative and selling expenses	(775)						(775)
Research and development expenses	(136)						(136)
Other operating expenses	—	(18)				5	(13)
Amortization of goodwill	(47)						(47)

Operating income	390	(18)	—	—	—	(35)	337
Financial income (expense)	(92)		6		(26)		(112)
Profits (losses) from disposal of fixed assets	(3)					3	—
Other revenues (expenses)	(46)					37	(9)
Expenses related to the takeover bid for shares	(18)	18					—

Income before taxes, minority interests and equity in earnings of investees	231	—	6	—	(26)	5	216
Income taxes	(56)		(13)	(6)	5	(5)	(75)

Net income before minority interests and equity in earnings of investees	175	—	(7)	(6)	(21)	—	141
Minority interests	(2)						(2)
Equity in earnings of investees	3						3
Transition adjustment	—		2				2

Net income attributable to Legrand	176	—	(5)	(6)	(21)	—	144

DETAILED RECONCILIATION OF BALANCE SHEET

	Year ended December 31, 2001 (restated)
	French GAAP	US GAAP Adjustment at Beginning of Period	Schneider Shares and Other Reclassifications	TSDIs & FAS 133	EITF 93-16	US GAAP
ASSETS
Property, plant and equipment:
At cost	2,543					2,543
Less accumulated depreciation	(1,451)					(1,451)

Total	1,092	0	0	0	0	1,092

Other non-current assets:
Investments	29					29
Goodwill	1,149					1,149
Long-term deferred taxes	50	62		(14)		98
Deposits (SPV1)		476		34		510
Other non-current assets	474		(212)			262

Total	1,702	538	(212)	20	0	2,048

Inventories	465					465
Mirror swaps fair value		19		6		25
Hedging swaps fair value				98		98
Swap associated with TSDIs 3				3		3
Current assets:
Trade accounts receivable	674					674
Other current assets	136	(3)		1		134
Short-term deferred taxes	67					67
Marketable securities	603		212			815
Cash and cash equivalents	531					531

Total	2,011	(3)	212	1	0	2,221

Total assets	5,270	554	0	128	0	5,952

LIABILITIES AND SHAREHOLDERS' EQUITY
Capital stock, par value €2 per share	56					56
Additional paid-in capital	170					170
Retained earnings	1,725	11		(5)	(6)	1,725
Translation reserve	(174)					(174)

Total	1,777	11	0	(5)	(6)	1,777

Minority interests	10					10
Subordinated securities	266	(79)		5		192
Long-term borrowings	972					972
Long-term deferred taxes	35				6	41
Long-term liabilities	174					174
Swap fair value associated with subordinated securities		152		(3)		149
Hedging swaps fair value counterpart				98		98
Debt (SPV1)		476		34		510
Accounts and notes payable	232					232
Other current liabilities	454	(6)		(1)		447
Proposed dividend for the year	60					60
Short-term deferred taxes	2					2
Short-term borrowings	1,288					1,288

Total	2,036	(6)	0	(1)	0	2,029

Total liabilities and shareholders' equity	5,270	554	0	128	0	5,952

l)
New accounting pronouncements

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

        We will adopt SFAS 143 on January 1, 2003 and do not anticipate that the adoption of SFAS 143 will have a material impact on our consolidated results of operations, financial position or cash flows.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged.

        The adoption of SFAS 144 on January 1, 2002 did not have a material impact on our consolidated results of operations, financial position or cash flows.

        In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections. The principal change is that certain gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS 4") will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. We plan to adopt SFAS 145 on January 1, 2003 and anticipate that the adoption of SFAS 145 will not have a material impact on our consolidated results of operations, financial position or cash flows.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the basis for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired in business combinations or disposal activities covered by SFAS 144. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management has not yet assessed the impact of the adoption of SFAS 146 on our consolidated financial position, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46 Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin ("ARB") No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise is required to consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after June 15, 2003.

        We have not yet determined what impact, if any, adoption of FIN No. 46 will have on our consolidated results of operations, financial position, or cash flows.

SCHEDULE II

Legrand and Subsidiaries

Valuation and Qualifying Accounts
(€ millions)

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at beginning of period	Charged to operations	Acquisitions and other	Deductions from reserves(1)	Balance at end of period
Year ended December 31, 2001
Allowance for doubtful accounts receivable	20.7	6.0	0.8	(3.3)	24.2
Allowance for obsolete or excess inventories	57.9	6.6	0.5	—	65.0
Year ended December 31, 2000
Allowance for doubtful accounts receivable	12.7	3.8	7.3	(3.1)	20.7
Allowance for obsolete or excess inventories	52.3	0.9	4.7	—	57.9
Year ended December 31, 1999
Allowance for doubtful accounts receivable	20.6	1.8	0.5	(10.2)	12.7
Allowance for obsolete or excess inventories	48.9	2.3	1	—	52.2

(1)
Write-off of accounts receivable considered not to be collectable.

SIGNATURE

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEGRAND
	By:	/s/ JEAN-LUC FOURNEAU
	Name:	Jean-Luc Fourneau
	Title:	Secretary
Date: January 23, 2003

CERTIFICATIONS

I, Olivier Bazil, certify that:

1.
I have reviewed this annual report on Form 20-F of Legrand S.A.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

	By:	/s/ OLIVIER BAZIL
Olivier Bazil Chief Operating Officer
Date: January 21, 2003

CERTIFICATIONS

I, Gilles Schnepp, certify that:

1.
I have reviewed this annual report on Form 20-F of Legrand S.A.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

	By:	/s/ GILLES SCHNEPP
Gilles Schnepp Chief Operating Officer
Date: January 21, 2003

CERTIFICATIONS

I, Francois Grappotte, certify that:

1.
I have reviewed this annual report on Form 20-F of Legrand S.A.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

	By:	/s/ FRANCOIS GRAPPOTTE
Francois Grappotte Chief Executive Officer
Date: January 21, 2003

QuickLinks

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
DEFINITIONS AND MARKET INFORMATION
U.S. GAAP RESTATEMENT
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
Exchange Rate Information
Factors Related to the Economic and Legal Environment
Factors Related to the Competitive Environment
Factors Related to the Company's Business
Factors Related to the Ruling of the European Commission Regarding Schneider Electric's Takeover Bid
Factors Related to the Debentures
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures about Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16. Reserved
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Financial Statements and Exhibits
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITOR'S REPORT to the Shareholders and Board of Directors of Legrand S.A.
LEGRAND S.A. CONSOLIDATED STATEMENTS OF INCOME For the year ended December 31
Earnings per share (notes 1 (d) and 9 (b))
LEGRAND S.A. CONSOLIDATED BALANCE SHEETS As of December 31
LEGRAND S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS For the year ended December 31
LEGRAND S.A. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
LEGRAND S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Schedule II. Valuation and Qualifying Accounts
SIGNATURE