Form 20-F
period 2002-12-31
LEGRAND
filed 2003-04-30
CIK 935812

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
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

Common shares	21,440,808
Preferred non-voting shares	6,719,529

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

Item 17 ☐    Item 18 ☒

TABLE OF CONTENTS

[TO BE UPDATED]

i

FORWARD-LOOKING STATEMENTS

        In addition to historical information, this annual report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," or, in each case, their negative or other variations or comparable terminology. They appear principally in the sections entitled "Item 3. Key Information—Risk Factors," "Item 4. Information on Legrand," and "Item 5. Operating and Financial Review and Prospects," as well as in other sections of this annual report.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and that our actual financial condition, actual results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  adverse economic conditions affecting the building sector;

  •
  existing or future regulations and standards in the markets where we operate;

  •
  intense competition in the markets where we operate;

  •
  pricing pressure in our main markets;

  •
  cost of production materials;

  •
  potential environmental liability and capital costs of compliance with applicable laws and regulations;

  •
  potential claims relating to asbestos;

  •
  diverse political, legal, economic and other conditions affecting the markets where we operate;

  •
  unfavorable currency exchange rate and interest rate fluctuations;

  •
  potential products liability;

  •
  interest of shareholders of our indirect parent companies;

  •
  ability to protect intellectual property;

  •
  reliance on our largest distributors;

  •
  ability to attract and retain key personnel;

  •
  ability to successfully integrate business acquisitions;

  •
  ability to effectively manage our inventory;

  •
  ability to comply with labor and employment laws and regulations;

  •
  unfunded liabilities arising from pension plans and other post-retirement benefits;

  •
  material disruptions of our operations due to industrial actions;

  •
  possible liability of certain of our operating and holding companies for the debts of their subsidiaries;

  •
  our substantial leverage and ability to meet significant debt service obligations;

  •
  our ability to generate sufficient cash flows to service our debt; and

  •
  restrictions imposed on us by certain of our debt instruments.

        Except as required by law or the rules and regulations of any stock exchange on which our securities are listed, we undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this annual report.

        The risks described above and in "Item 3. Key Information—D. Risk Factors," "Item 4. Information on Legrand" and "Item 5. Operating and Financial Review and Prospects" are not exhaustive. We operate in a very competitive and rapidly changing environment. New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on its business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements as a prediction or guarantee of actual results.

DEFINITIONS AND MARKET INFORMATION

        In this annual report, references to "we," "us" and "our" are to Legrand S.A. and its subsidiaries; references to the "Company" are to Legrand S.A., the issuer of the Yankee bonds, and not to any of its subsidiaries; references to "Lumina Parent" are to Lumina Parent S.à.R.L., the indirect parent of the Company, and not to any of its subsidiaries references to "FIMEP" and "FIMAF" are to FIMEP S.A. and FIMAF S.A.S. the indirect and direct parent companies of Legrand S.A. respectively, and not to any of their subsidiaries; and references to "Legrand" are to Legrand S.A. and its subsidiaries.

MARKET AND INDUSTRY DATA

        This annual report contains information about our markets and our competitive position therein, including market sizes and market share information. We are not aware of any exhaustive industry or market reports that cover or address the market for products and systems for low-voltage electrical installations and information networks in buildings. Therefore, we assemble information on our markets through our subsidiaries, which in turn compile information on our local markets annually. They derive that information from formal and informal contacts with industry professionals (such as professional associations), trade data from electrical products distributors, building statistics and macroeconomic data (such as gross domestic product or consumption of electricity). We estimate our position in our markets based on market data referred to above and our actual sales in the relevant market through October of the relevant year and estimated through completion of that year.

        We believe that the market share information contained in this annual report provides fair and adequate estimates of the size of our markets and fairly reflects our competitive position within these markets. However, our internal company surveys and management estimates have not been verified by an independent expert, and we cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same results. In addition, our competitors may define our markets differently than we do.

PRESENTATION OF OUR FINANCIAL INFORMATION

        Unless otherwise indicated, all financial information in this annual report has been prepared in accordance with French GAAP. French GAAP differs in certain significant respects from US GAAP. For a discussion of principal differences between French GAAP and US GAAP as they apply to us, see "Operating and Financial Review and Prospects" and note 28 to our audited financial statements included in this annual report.

        In this annual report: (1) "Fr" or "French franc" refers to the former lawful currency of France prior to the introduction of the euro; (2) "€" or "euro" refers to the single currency of the participating member states (the "Member States") in the Third Stage of European Economic and Monetary Union ("EMU") of the Treaty Establishing the European Community, as amended from time to time; and (3) "$" or "dollar" refers to the lawful currency of the United States.

        Some financial information in this annual report has been rounded and, as a result, the totals of the data presented in this annual report may vary slightly from the actual arithmetic totals of such information.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

  A.    Selected Consolidated Financial Data

        This section shows our selected consolidated financial data for the five years through December 31, 2002. This data has been derived from our audited consolidated financial statements, which were prepared in accordance with French generally accepted accounting principles ("French GAAP"), which differ in certain significant respects from US GAAP. See note 28 to our audited consolidated financial statements for a description of the principal differences between French GAAP and US GAAP as they relate to us, and a reconciliation of net income and shareholders' equity for the periods and as of the dates therein indicated.

        For more detailed financial information, please read "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements, with the related notes, which are included elsewhere in this annual report.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(€ in millions)
Consolidated Statement of Income Data
French GAAP
Net sales	2,177	2,300	2,799	3,096	2,970
Cost of goods sold	(1,205)	(1,265)	(1,539)	(1,748)	(1,650)
Administrative and selling expenses	(503)	(558)	(677)	(775)	(766)
Research and development expenses	(102)	(110)	(123)	(136)	(139)
Other operating income (expenses)	2	17	(2)	—	4
Amortization of goodwill	(18)	(17)	(29)	(47)	(56)
Operating income	351	367	429	390	363
Interest income (expense)	(30)	(27)	(64)	(92)	(58)
Expenses related to the takeover bid for shares(1)	—	—	—	(18)	(4)
Net income attributable to Legrand	193	204	235	176	186
US GAAP
Net sales	2,151	2,275	2,768	3,057	2,932
Cost of goods sold	(1,203)	(1,263)	(1,537)	(1,749)	(1,648)
Administrative and selling expenses	(503)	(558)	(677)	(775)	(766)
Research and development expenses	(102)	(110)	(123)	(136)	(139)
Other operating income (expenses)(2)	8	12	4	(13)	(23)
Amortization/impairment of goodwill	(18)	(17)	(29)	(47)	(12)
Operating income	333	339	406	337	344
Net income attributable to Legrand	185	196	225	144	213
Consolidated Balance Sheet Data (as of end of period)
French GAAP
Cash and cash equivalents	211	304	380	531	506
Marketable securities	654	612	569	603	122
Working capital(3)	953	996	546	440	490
Total assets	3,092	3,370	4,819	5,270	4,273
Total debt(4)	1,223	1,283	2,480	2,526	1,633
Total liabilities	1,969	2,109	3,425	3,483	2,492
Capital stock	42	54	53	56	56
Total shareholders' equity	1,113	1,254	1,385	1,777	1,773
US GAAP
Cash and cash equivalents	211	304	380	531	506
Marketable securities	654	612	515	815	272
Working capital(3)	953	999	495	657	625
Total assets	3,551	3,911	5,373	5,952	4,552
Total debt(4)	1,562	1,647	2,877	2,962	1,722
Total liabilities	2,608	2,629	3,968	4,165	2,754
Capital stock	42	54	53	56	56
Total shareholders' equity	1,142	1,275	1,396	1,777	1,790

	Year ended December 31,
	1998	1999	2000	2001	2002
	(€ in millions, except ratios)
Other Consolidated Financial Data
French GAAP
Depreciation and amortization	(149)	(158)	(194)	(240)	(349)
EBITDA(5)	500	525	623	630	612
Net cash provided from operating activities	295	342	244	407	469
Net cash provided by (used in) investing activities	(334)	(170)	(1,061)	(181)	394
Net cash provided by (used in) financing activities	(79)	(80)	892	(74)	(867)
Ratio of earnings to fixed charges(6)	3.69	3.98	3.23	2.21	2.47
Capital expenditures	(191)	(213)	(234)	(189)	(154)
US GAAP
Depreciation and amortization	(149)	(158)	(194)	(243)	205
EBITDA(5)	482	497	600	580	539
Ratio of earnings to fixed charges(7)	4.47	5.06	3.75	2.37	3.34

(1)
Represents one-time expenses associated with the public takeover bid for Legrand by Schneider. These expenses are comprised primarily of fees and bank costs associated directly with the takeover bid. Please refer to notes 17 and 26, respectively, of the audited and unaudited consolidated financial statements of Legrand included elsewhere in this annual report. For US GAAP purposes, these expenses were reclassified to "Other operating expenses."

(2)
Includes historical one-time expenses associated with the public takeover bid for Legrand by Schneider. See note (1) above.

(3)
Working capital is calculated as current assets less current liabilities.

(4)
Total debt is calculated as the sum of short-term borrowings, long-term borrowings and subordinated securities (TSDIs).

(5)
EBITDA means operating income plus depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measurement of performance under GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs or (c) any other measures of performance under GAAP. We believe that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non operating factors (such as historical cost). Accordingly, this information has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

        The following table provides a reconciliation of net cash flows from operating activities to EBITDA:

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Net cash provided from operating activities	469	402	244
Non-operating expense/(income), net	177	214	194
Changes in operating assets and liabilities	(66)	(36)	174
Other	32	50	11

EBITDA French GAAP	612	630	623

US GAAP reclassifications from non-operating income to operating income, net	(73)	(50)	(23)

EBITDA US GAAP	539	580	600

(6)
For the purposes of computing the French GAAP ratio of earnings to fixed charges, (i) earnings consist of French GAAP income before taxes, minority interests and equity in earnings of investees, plus equity in earnings of investees and fixed charges, less capitalized interest, and (ii) fixed charges consist of total French GAAP interest costs (whether expensed or capitalized), including discounts provided to customers, plus interest expense of equity investees and interest included in rental expenses.

(7)
For purposes of computing the US GAAP ratio of earnings to fixed charges, (i) earnings consist of US GAAP income before taxes, minority interests and equity in earnings of investees plus distributed income of equity investees, fixed charges and amortization of capitalized interest, less capitalized interest, and (ii) fixed charges consist of total US GAAP interest costs (whether expensed or capitalized) plus interest included in rental expenses.

  Exchange Rate Information

        Since January 1, 2001, our consolidated financial statements have been prepared and published in euro. Our consolidated financial statements through 2000 were originally prepared in French francs and later converted into euro. These French franc amounts have been converted into euro at the official conversion rate set on January 1, 1999 of Fr 6.55957 = €1.00. The use of this official conversion rate does not give effect to differences in the relative exchange rates for French franc and euro before January 1, 1999, the date on which the French franc/euro exchange rate was fixed. In addition, percentage changes between items in 1999 and 2000 discussed in this annual report may not correspond exactly to the percentage changes between such items prior to their conversion into euro, due to rounding adjustments occurring on conversion.

        The table below shows certain Noon Buying Rate information for euro/dollar exchange rates from January 1, 1998 through April 15, 2003. Amounts for 1998, which were originally expressed in French francs per $1.00, have been converted into euro using the official conversion rate of Fr 6.55957 = €1.00 set on January 1, 1999. This exchange rate information is provided only for your convenience and does not represent the exchange rates used by us in the preparation of our consolidated financial statements.

Period	At end of Period	Average(1) Rate	High	Low
	(€/$)
Year ended December 31, 1998	0.86	0.90	0.94	0.85
Year ended December 31, 1999	0.99	0.94	0.99	0.88
Year ended December 31, 2000	1.06	1.09	1.18	1.03
Year ended December 31, 2001	1.12	1.12	1.18	1.07
Year ended December 31, 2002	0.95	1.06	1.16	0.95
Month ended October 31, 2002	1.01	1.02	1.03	1.01
Month ended November 30, 2002	1.01	1.00	1.01	0.99
Month ended December 31, 2002	0.95	0.98	1.01	0.95
Month ended January 31, 2003	0.93	0.94	0.97	0.92
Month ended February 28, 2003	0.93	0.93	0.93	0.92
Month ended March 31, 2003	0.93	0.93	0.95	0.90
April 15, 2003	0.93	—	—	—

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

  D.    Risk Factors

Factors Related to the Economic and Legal Environment

  Adverse economic conditions affecting the building sector might adversely affect us.

        Demand for our products is determined principally by the extent to which electricians and building contractors request our products from distributors, which in turn is primarily determined by the rate of construction of new residential, commercial and industrial buildings and the levels of activity relating to the renovation and maintenance of existing buildings. Activity levels in the construction, renovation and maintenance sectors are sensitive to changes in general economic conditions. Recent worldwide adverse economic conditions have had a negative impact on the construction industry and consequently on demand for products and systems for low-voltage electrical installations and information networks in buildings. As is customary for our business and our industry, we do not typically have a significant backlog of customer orders which would help us to accurately predict future demand for our products.

        Our profitability is particularly vulnerable to a downturn in sales volume due to our significant fixed cost base. Consequently, generalized or localized downturns in the economies in which we offer our products could have an adverse effect on our business, financial condition, results of operations and cash flows. In addition, if worldwide adverse economic conditions continue and the effect of such downturn is more severe or longer in duration than generally expected, our ability to generate cash flows sufficient to reduce our debt, or, in certain circumstances, to service our debt, could be impaired.

  Existing or future regulations and standards in the markets where we operate could adversely affect us.

        Our products, which are sold in more than 160 national markets, are subject to regulation in each of those markets, as well as to various supranational regulations. Those regulations include trade restrictions, tariffs, tax regimes and product safety standards. Changes to any of these regulations or standards and their applicability to our business could lead to lower sales and increased operating costs, which could result in lower profitability and earnings. For example, the application of existing or new trade restrictions or tariffs to our products could lead to a decline in our export sales, which in turn would cause us to record lower net sales.

        In addition, our products are subject to quality and safety controls and regulations, and are governed by both national and supranational standards, such as EU directives, and product norms and standards adopted by international organizations such as the European Committee for Electrotechnical Standardization and the International Electrotechnical Commission. The quality and safety standards to which we are subject may change or may be applied more stringently, and we may be required to ensure that our products comply with any such new, potentially more stringent, product norms and standards. To do so, we may be required to make capital expenditures or implement other measures.

        We cannot estimate reliably the amount and timing of all future expenditures related to complying with any of these regulations or standards, in part because of the difficulty in assessing the nature of regulations in jurisdictions in which we do not yet have material operations and future regulations in jurisdictions in which we presently have material operations. We cannot assure you that we have been or will be at all times in complete compliance with all such regulatory requirements or standards, that we will not incur material costs or liabilities in order to ensure compliance with such regulatory requirements in the future or that we will be able to fund any such future liabilities.

  Intense competition may adversely affect our ability to sell our products and could reduce our market share.

        The market for our products is highly competitive in terms of pricing, product and service quality, new product development and introduction time. Our competitors range from highly specialized, local, small or medium-sized companies (see "Item 4. Information on Legrand—B. Business Overview—Competition") to divisions of large-scale conglomerates, such as Schneider, ABB Asea Brown Boveri Ltd., Siemens A.G., General Electric Company, Matsushita Group, Hubbell Inc., Thomas & Betts Corp., Eaton Corp., Gewiss SpA., and Cooper Industries, Inc., which may have superior financial and marketing resources compared to us due to their size. Our competitors may be able to launch products with superior capabilities or at lower prices, to integrate products and systems more effectively than we do, to secure long-term agreements with some of our customers or to acquire companies targeted for acquisition by us. We may lose business if we do not match the prices, technologies or quality offered by our competitors or if we do not take advantage of new business opportunities through acquisitions, which could lead to a decline in our sales or profitability. Furthermore, we must commit resources before launching a new or upgraded product line, which, if not as successful as expected, might not generate anticipated sales despite the expenses incurred.

        In particular, large-scale competitors may be better positioned to develop superior product features and technological innovations or to exploit the market trend towards combining traditional lighting equipment with computerized systems that operate applications such as light, ventilation, heating, air conditioning or alarms or other security systems. These competitors may be better able to fund investment in product development in order to offer high technology electrical equipment and we may be required to obtain financing on disadvantageous terms to fund the required investments in order to compete with the new products launched by these competitors. In addition, as the market for our products evolves towards combined packages of traditional lighting equipment and computerized systems, increased competition from new entrants may lead to a decline in our sales, a loss of market share or an increase in our costs, such as sales and marketing expenses and research and development costs.

        Any increase in competition in our markets, or any activities by our competitors, including the activities mentioned above and others, could lead to a decline in our sales and/or an increase in our costs, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

  Pricing pressures in our main markets may adversely affect us.

        We typically manufacture products close to or within the market in which they are sold. As a consequence, we realize approximately 85% of our net sales through subsidiaries located in Western European countries and, to a lesser extent, in the United States and Canada. Production costs in those countries are generally higher, in particular labor costs and costs of real estate, compared to production costs in other economies. Consequently, in markets where demand is driven more by price than end-user appeal or product features, imports of lower-cost products manufactured in other countries and sold at lower prices, including counterfeited products, may lead to decreases in our market share, or a decrease in the average selling price of our products, or both.

        For example in the United Kingdom, we believe that the market for products and systems for low-voltage electrical installations and information networks in buildings has become relatively commoditized, with competition based on price rather than product features or end-user appeal. As a result, a significant proportion of the switches and sockets sold in the United Kingdom is now manufactured in China, where producers can manufacture products at significantly lower production costs. If other geographic markets experience similar trends, we would be at a competitive disadvantage.

        To a lesser extent, our profitability in countries where our products benefit from relatively higher gross margins could also be adversely affected by imports from neighboring countries with the same product standards but in which the same or similar products are sold at lower prices.

        These factors may cause our sales to decline, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

  We may be adversely affected by increases in our cost of production materials.

        Approximately €850 million of our cost of goods sold in 2002 (out of a total of €1,650 related to production materials. Production materials are divided into raw materials (including mainly plastics and metals), which accounted for approximately €370 million of purchases in 2002, and other types of production materials, such as parts, components and semi-finished and finished products, which accounted for approximately €480 million of purchases in 2002. Increases in our cost of production materials may not necessarily be passed on to our customers through price increases. Our costs could increase without an equivalent increase in sales, which in turn could affect our profitability and cash flows.

  We may incur environmental liability and capital costs in connection with our past, present and future operations.

        Our activities, like those of similar companies, are subject to extensive and increasingly stringent environmental laws and regulations in each jurisdiction where we operate. These laws and regulations impose increasingly stringent environmental obligations regarding, among other things, air emissions, asbestos, noise, the protection of employee health and safety, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination.

        We may be required to pay potentially significant fines or damages as a result of past, present or future violations of applicable environmental laws and regulations even if these violations occurred prior to the acquisition of companies or operations by us. Courts or regulatory authorities may also require, and third parties may seek to require, us to undertake investigations, remedial activities or both regarding either current or historical contamination at current facilities, former facilities or offsite disposal facilities. Courts or regulatory authorities may also require, and third parties may seek to require, us to curtail operations or close facilities temporarily or permanently in connection with applicable environmental laws and regulations. We could also become subject to claims for personal injury, property damage or violations of environmental law. Any of these actions may harm our reputation and adversely affect our financial condition, results of operations and cash flows. We have made and will continue to make capital and other expenditures to comply with applicable environmental laws as they continue to change. If we are unable to recover these expenditures through higher prices, our profitability or cash flows could decline.

        Moreover, regulatory authorities could suspend our operations if we fail to comply with relevant regulations, and may not renew the permits or authorizations we require to operate. They also could mandate upgrades or changes to our manufacturing facilities that could result in significant costs to us. See "Item 4. Information on Legrand—D. Manufacturing and other property, plant and equipment—Environmental matters."

  We may incur liability and cost in connection with potential claims relating to asbestos.

        In the second half of 2001, approximately 180 current and former employees of BTicino SpA ("BTicino"), our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement. Although the early retirement payments would be payable by the Italian social security agency, we cannot assure you that the Italian social security agency will not seek a contribution from us for all or a portion of the payments. Further, regardless of whether the employees are successful in their claim for early retirement payments, they may also commence personal injury claims against us relating to damages they could allege to have suffered. Should any employee proceed with such claims, we could incur significant costs defending against such claims and could be required to pay potentially significant damage awards. Our potential exposure in Italy would depend, among other things, on the type and scope of asbestos damage claims asserted against us (which have not yet been asserted). As a result, we cannot estimate our potential exposure with respect to asbestos claims, and there can be no assurance that such claims will not, individually or in the aggregate, have a material adverse effect on our business, financial condition and cash flows.

  Diverse political, legal, economic and other factors affecting the markets where we operate could adversely affect us.

        We have production and/or distribution subsidiaries and offices in over 55 countries. We sell our products in more than 160 national markets. As a consequence, our business is subject to risks related to differing political, legal, regulatory and economic conditions and regulations. These risks include, among others:

  •
  fluctuations in currency exchange rates (including the dollar/euro exchange rate) and currency devaluations;

  •
  restrictions on the repatriation of capital;

  •
  differences and unexpected changes in regulatory environments, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;

  •
  the introduction or application of more stringent product norms and standards and associated costs;

  •
  varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by our subsidiaries and joint ventures;

  •
  exposure to different legal standards and enforcement mechanisms and the associated cost of compliance therewith;

  •
  difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

  •
  tariffs, duties, export controls and other trade barriers;

  •
  longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

  •
  limited legal protection and enforcement of intellectual property rights;

  •
  insufficient provisions for retirement obligations;

  •
  recessionary trends, inflation and instability of the financial markets;

  •
  higher interest rates; and

  •
  political instability and the possibility of wars.

        We cannot assure you that we will be able to develop and implement systems, policies and practices to effectively insure against or manage these risks or that we will be able to ensure compliance with all the applicable regulations without incurring additional costs. If we are not able to do so, our business, financial condition, results of operations and cash flows could be adversely affected.

  Unfavorable currency exchange rate and interest rate fluctuations could adversely affect us.

  Foreign exchange

        We have foreign currency denominated assets, liabilities, revenues and costs. To prepare our consolidated financial statements we must translate those assets, liabilities, revenues and expenses into euro at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro versus these other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period.

        In addition, to the extent that we incur expenses that are not denominated in the same currency as related revenues, exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows. Whenever we believe it appropriate, we seek to achieve natural hedges by matching funding costs to operating revenues in each of the major currencies in which we operate. However, these activities are not always sufficient to protect us against the consequences of a significant fluctuation in exchange rates on our results of operations and cash flows.

  Interest rates

        We are exposed to risks associated with the effect of changing interest rates. We manage this risk by using a combination of fixed and variable rate debt and through hedging arrangements. As of December 31, 2002, we had approximately €392 million of fixed rate debt and €1,241 million of floating rate debt.

        As of December 31, 2002, we had interest rate swap agreements with a nominal amount of €398 million which converted fixed rate debt to floating rate debt and interest rate swap arrangements with a nominal amount of €625 million, which converted floating rate debt to fixed rate debt (including hedging obligations in relation to our TSDIs, Yankee bonds and indebtedness under the Senior Credit Facility).

        As of the same date, we had approximately €153 million of liabilities and €205 million of assets related to those interest rate swaps.

        The foregoing does not give effect to the swap and hedging arrangements entered into at the beginning of February 2003. We entered into a cross currency interest rate swap with respect to the Yankee bonds pursuant to which the rate payable on $350 million of the Yankee bonds will be 4.6% per year. Changes in interest rates could result in gains and losses related to those derivative arrangements and could significantly affect our future results of operations.

        Additional risks arising out of our use of derivative instruments include the risk that a counterparty to a derivative arrangement could default on its obligations, that a counterparty could terminate the arrangement for cause, that we could be required to post cash-collateral to cover liabilities arising from interest rate movements and that we may have to pay costs, such as transaction fees or breakage costs, if we terminate an arrangement.

        The swap agreements related to the TSDIs and the Yankee bonds provide that the swap counterparty may demand that we post collateral into a pledged account equal to our net liability under the relevant swap agreements determined on a mark-to-market basis pursuant to the terms of the relevant collateral arrangements.

        We have restricted cash of €150 million, of which €76 million has been posted as collateral under the TSDI derivative arrangements and pledged to Credit Suisse First Boston International (the swap counterparty). The remaining €74 million is on deposit in an account pursuant to the terms of the Senior Credit Facility to fund obligations in relation to the TSDIs and related swap arrangements. It is possible that we may be required to provide additional cash collateral in excess of amounts on deposit. We may not have sufficient funds available from other sources to satisfy those cash collateralization obligations. See "Item 5. Operating and Financial Review and Prospects—TSDIs" and "Item 5. Operating and Financial Review and Prospects—$400 million 8.5% Yankee bonds due February 15, 2025."

        Failure to comply with cash collateralization obligations would result in a default under either the TSDI related swap arrangements or the Yankee bonds swap arrangements, as applicable, and would cause a cross-default under the Senior Credit Facility.

  Our products could contain defects, fail to operate properly or cause harm to persons and property, which could have an adverse effect on us.

        Regardless of testing, our products might not operate properly or might contain errors and defects, particularly when the first products of a new range or enhanced products are introduced. Such errors and defects could cause injury to persons and/or damage to property and equipment. These accidents could result in claims, loss of revenues, warranty costs, costs associated with product recalls, litigation, delay in market acceptance or harm to our reputation for safety and quality. We cannot guarantee that we will not face material product liability claims or product recalls in the future, or that we will be able to successfully dispose of any such claims or effect any such product recalls within acceptable costs. Moreover, a material product liability claim or product recall, even if successfully concluded at nominal cost, could have a material adverse effect on our reputation for safety and quality. Any successful product liability claims or product recalls could have an adverse effect on our business, financial condition, results of operations and cash flows.

  The interests of the shareholders of FIMAF, FIMEP and Lumina Parent, our parent companies, could conflict with the interest of the holders of the Yankee bonds.

        We cannot assure you that the interests of the beneficial owners of the shares of FIMAF, FIMEP and Lumina Parent will not conflict with your interests. The investors' agreement among the shareholders of Lumina Parent ("Investors' Agreement") provides that certain actions on our part, will require special shareholder approvals, including the approval of each of Kohlberg Kravis Roberts & Co. L.P. ("KKR") and Wendel Investissement ("Wendel"). These actions include, among other things, any recapitalization, merger, sale, listing or initial public offering, joint venture or payment of dividend to be undertaken by the Company or any of its subsidiaries. Furthermore, these shareholders and our directors may cause us to incur additional indebtedness or pursue acquisitions, divestitures or other transactions that could enhance the value of their equity investment, even though those transactions may involve risks to the holders of the Yankee bonds. In addition, our three principal executive officers have agreed to implement and act in accordance with the Investors' Agreement.

  We may not be able to protect our intellectual property against competitors or to maintain its value.

        Our future success depends to an extent on the development and maintenance of our intellectual property rights, particularly our Legrand and BTicino names. Third parties may infringe our intellectual property rights, and we may expend significant resources monitoring, protecting and enforcing our rights. If we fail to protect or enforce our intellectual property rights, our competitive position could suffer, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

        Furthermore, we cannot assure you that our activities will not infringe on the proprietary rights of third parties. If we were to infringe the proprietary rights of third parties, we could be subject to claims for damages and could be prevented from using the contested intellectual property.

  We may be adversely affected by our reliance on our two largest distributors.

        We derive a significant portion of our revenues from sales to our two largest distributors—Sonepar and Rexel. Our sales to each of Sonepar and Rexel represented approximately 15%, 15% and 13% of our net sales during the fiscal years 2000, 2001 and 2002, respectively.

        We, like our competitors, enter into short-term agreements with our distributors. As a result, our customers have no long-term contractual obligation to purchase our products. However, we have built a relationship with each of Sonepar and Rexel over more than forty years. We believe that any risk associated with dependency upon them should be mitigated by the mutually beneficial nature of our relationships and by our strong brand and product loyalty (which we believe should lead contractors and end users to seek our products through other distribution channels if our relationship with either of Sonepar or Rexel were to cease). Due to the nature of our relationship with these distributors, we often have significant receivables outstanding from Sonepar and Rexel which we might not be able to recover were either of them to become bankrupt or insolvent. We cannot guarantee that we will continue to maintain our relationship with Sonepar and Rexel or that in the event that these relationships were terminated, contractors and end-users would continue to purchase our products through alternative distribution channels. The loss of our relationship with Sonepar and/or Rexel could have a material adverse effect on our business, financial condition, results of operations and cash flows.

  The loss of key personnel would have an adverse effect on us.

        Our continued success is dependent on the ongoing services of our executive officers and other key employees and our ability to continue to attract, motivate and retain highly qualified personnel. In particular, our ability to effectively integrate businesses that we acquire will depend on our ability to retain key officers and employees, including those of recently acquired businesses. The loss of the services of these individuals could adversely affect our ability to retain key customers, to continue to develop important product improvements or to implement our strategies. This could have an adverse effect on our business, financial condition, results of operations and cash flows.

  Our acquisition strategy may not be successful.

        Our growth strategy relies in part on the acquisition of local manufacturers that provide new technologies, new product lines, access to new markets and/or synergies with our existing operations. We may not successfully identify appropriate candidates, consummate transactions on terms satisfactory to us, integrate acquired businesses, technologies or products, effectively manage newly acquired operations or realize cost savings anticipated in connection with the transactions. Furthermore, we may be unable to arrange financing for acquired businesses (including acquisition financing) on favorable terms and we may elect to fund acquisitions with cash otherwise allocated for other uses in our existing operations. We also may experience problems in integrating acquired businesses, including possible inconsistencies in systems and procedures (including accounting systems and controls), policies and business cultures, the diversion of management attention from day-to-day business, the departure of key employees and the assumption of liabilities, such as environmental liabilities. Any of the foregoing could have a significant negative impact on our business, financial condition, results of operations and cash flows.

  We may face difficulties managing our inventory.

        In order to simplify management of our increasing number of products, we have implemented a number of inventory management initiatives and have increased the number of standardized components used in our products. Our future efforts to de-leverage will depend, in part, on our continuing ability to implement improvements in management of working capital, including inventory reduction programs. If our inventory management initiatives are unsuccessful, we might face unavailability of products, a deterioration in the quality of our customer service or increases in the cost of maintaining and carrying inventory. Failure to successfully manage our inventory would have an adverse effect on our business, financial condition, results of operation and cash flows.

  We are subject to stringent labor and employment laws in certain jurisdictions in which we operate.

        Labor and employment laws are relatively stringent in certain jurisdictions where we operate and, in some cases, grant significant job protection to certain employees and temporary employees, including rights on termination of employment. In certain countries where we operate our employees are members of unions or are represented by a works' council where required by law. We may be required to consult and seek the consent or advice of the representatives of these unions and/or respective works' councils. These regulations and laws coupled with the need to consult with the relevant unions or works' councils could have a significant impact on our operations.

  We may have unfunded liabilities with respect to our pension plans and other post-retirement benefits.

        We have obligations to our employees relating to retirement and other end of contract indemnities in the majority of the countries where we operate. In France, retirement indemnities arise pursuant to labor agreements, internal conventions and applicable local law requirements. Pursuant to the relevant provisions of French law, there is no legal requirement to maintain assets to fund these liabilities. As of December 31, 2002, the amount of pensions to be paid to the French members of our senior management responsible for day-to-day operations pursuant to specific employment agreements, and French retirement indemnities which are neither funded nor covered by insurance policies amounted to approximately €29 million. Although we believe that we maintain insurance coverage sufficient and customary for businesses that are similar to ours, there can be no assurances that we will continue to maintain this insurance policy in the future or that the insurance policy will be sufficient to cover our retirement and end of contract obligations and indemnities in the future.

        In the United States and the United Kingdom, liabilities arise pursuant to labor agreements, pension schemes and plans, and other employee benefit plans. As of December 31, 2002, such liabilities, including those related to post-retirement benefits other than pensions, were underfunded by approximately €28 million in the aggregate determined on an ongoing, rather than a termination basis. Although we do not intend at this time to terminate any of these pension plans or schemes, in the event they were to be terminated the liabilities associated therewith would be significantly higher. With respect to the pension plans or schemes which we are not required by applicable law to fund, such liabilities will be satisfied from our general assets and cash flows.

        In Italy, pension plans and post-retirement benefit liabilities arise pursuant to national collective bargaining agreements. We do not fund our retirement and end of contract indemnities in Italy. As of December 31, 2002, these liabilities had an aggregate value of €49 million.

        In countries other than France, the United States, the United Kingdom and Italy, retirement and end of contract indemnities arise pursuant to applicable local law requirements and various pension arrangements, and are in the aggregate equal to €2 million as of December 31, 2002.

        If the amounts under our end of contract indemnities and post-retirement benefits were to become due and payable and the insurance and annuity contracts and other plan assets that we have entered into with respect to these liabilities, to the extent that such contracts or such other plan assets have been entered into, were not sufficient to cover such liabilities, we could be required to make significant payments with respect to such end of contract indemnities and post-retirement benefits to our employees. Any such payments could have an adverse effect on our business, financial condition, results of operations and cash flows.

  Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

        We are exposed to the risk of strikes and other industrial actions. Although we believe that our relations with our employees are good, we have experienced in the past minor labor disturbances and we cannot assure you that we will not experience industrial action, strikes or work stoppages in the future. Any such action could disrupt our operations, possibly for a significant period of time, result in increased wages and benefits become payable or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

  Certain of our operating and holding companies may be liable for the repayment of the debts of their subsidiaries.

        We operate our business through a series of holding and operating companies worldwide. We seek to organize our subsidiaries in corporate forms that are tax-efficient and otherwise facilitate the efficient management of our operations. Certain of our subsidiaries are organized in such a way that their parent companies and holding companies may be liable for the liabilities of these subsidiaries. In some of these jurisdictions, a court order commencing proceedings against such a subsidiary may extend to the parent or holding company of the subsidiary, in some cases automatically. For example, one of our material French subsidiaries, Legrand SNC, is a wholly-owned subsidiary of the Company and is a société en nom collectif ("SNC"). An SNC is a legal entity consisting of two or more partners (individuals or legal entities) where each partner is personally jointly and severally liable for the liabilities of the entity. In the event that Legrand SNC becomes unable to pay its debts out of its available assets, the court order commencing bankruptcy proceedings against Legrand SNC would extend to the Company, potentially enabling the creditors of Legrand SNC to be paid out of the assets of the Company. Similar insolvency laws apply to our primary Italian subsidiary, BTicino.

  Our substantial debt could adversely affect our financial condition or results of operations.

        We have a significant amount of debt. As of December 31, 2002, we had €1,633 million of gross debt on a consolidated basis.

        Our direct parent company, FIMAF, and our indirect parent company FIMEP, also have a significant amount of debt. As of December 31, 2002, FIMEP had €3,460 million of gross debt and €2,575 million of net debt on a consolidated basis. FIMAF and FIMEP are holding companies that conduct no business operations and do not have any sources of funds to service their debt obligations other than funds made available by us and our subsidiaries.

        The substantial debt of the Company and our parent companies could have important consequences. For example, it could:

  •
  require us to dedicate a substantial portion of our cash flows from operations to payments on our debt and to fund payments on our parents' debt, which will reduce our funds available for working capital, capital expenditures, research and development and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in distribution or marketing of our products, customer demands and competitive pressures in the industries we serve;

  •
  limit our ability to undertake acquisitions;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt than we do;

  •
  increase our vulnerability, and reduce our flexibility to respond, to general and industry-specific adverse economic conditions; and

  •
  limit our ability to borrow additional funds and increase the cost of any such borrowing.

        The Company and our parent companies may incur substantial additional debt in the future. The terms of our Senior Credit Facility and the indenture relating to the high yield notes issued by FIMEP, our indirect parent, contain certain covenants that bind us or bind FIMEP to cause us not to, subject to specified exceptions, incur additional debt. See "Item 5. Operating and Financial Review and Prospects" for a further discussion of our debt obligations.

  We require a significant amount of cash to service our debt and to fund payments on the debt of our parent companies. Our ability to generate sufficient cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our debt and to fund payments on the debt of our parent companies, and to fund working capital, research and development and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these "Risk Factors."

        Historically, we met our debt service and other cash requirements with cash flows from operations, commercial paper programs, bank overdrafts and long-term borrowings (primarily in the form of the Yankee bonds and the TSDIs). As a result of the Acquisition and related financing transactions, however, the total debt service requirements of the Company and our parent companies will increase significantly and we will no longer benefit from access to the commercial paper market to fund our short-term liquidity needs. Although we believe that our expected cash flows from operations, together with available borrowings, will be adequate to meet anticipated liquidity and debt service needs of the Company and our parent companies, we cannot assure you that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs (including funding payments on our parents' debt). See "Item 5. Operating and Financial Review and Prospects."

        If our future cash flows from operations and other capital resources (including borrowings under the revolving credit facility under the Senior Credit Facility) are insufficient to pay our obligations as they mature or to fund our liquidity needs (including funding payments on our parents' debt), we may be forced to:

  •
  reduce or delay our business activities, capital expenditures and/or research and development;

  •
  sell assets;

  •
  obtain additional debt or equity capital; or

  •
  restructure or refinance all or a portion of our debt, on or before maturity.

        We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, including the terms of the Senior Credit Facility, limit, and any future debt may limit, our ability to pursue any of these alternatives.

  Restrictions in debt instruments may limit our ability to operate our business.

        The Senior Credit Facility and the indenture relating to the high yield notes issued by FIMEP, our indirect parent, contain certain covenants that bind us, or bind FIMEP to cause us, not to take various actions, including, subject to certain exceptions:

  •
  payment of dividends on, redemption or repurchase of share capital or making other distributions;

  •
  making certain other restricted payments and investments;

  •
  incurrence of additional indebtedness and issuance of certain preference shares;

  •
  granting of additional liens;

  •
  merger or consolidating, amalgamating or otherwise combining with other entities;

  •
  entering into certain transactions with affiliates;

  •
  imposing restrictions on the ability of our restricted subsidiaries to pay dividends or other amounts to us; and

  •
  transferring or selling of assets, including by way of a sale and leaseback transaction.

        The Senior Credit Facility contains negative covenants which are more restrictive than those that are contained in the indenture relating to the high yield notes issued by FIMEP, our indirect parent. In addition, the Senior Credit Facility requires us to maintain certain financial ratio and financial condition tests.

        The covenants in the indenture relating to the high yield notes issued by FIMEP, our indirect parent, and the Senior Credit Facility could materially and adversely affect our ability to engage in business activities that may be in our best interest and/or to finance our future operations or capital needs. Furthermore, events beyond our control could affect our ability to meet the financial ratio and financial condition tests. Our failure to comply with these obligations and other covenants could cause an event of default under the Senior Credit Facility, the indenture or both. If an event of default under the Senior Credit Facility occurs, our lenders could elect to declare all amounts outstanding under the Senior Credit Facility to be immediately due, and the lenders thereafter could foreclose upon the assets securing the Senior Credit Facility. We may incur other debt in the future that contains financial or restrictive covenants. You should read "Item 5. Operating and Financial Review and Prospects—Senior Credit Facility."

Risk Factors Related to the Yankee bonds

  Holders of Yankee bonds might not be able to trade their Yankee bonds

        We are not aware of any US or non-US trading market for our Yankee bonds, and we do not presently intend to apply for a listing of the Yankee bonds on any US or non-US securities exchange. As a consequence, you, as holders of those Yankee bonds might not be able to trade your securities.

  In the future, you might not receive information relating to our activities, operations and financial position comparable to the information we released in the past.

        Under US securities regulations, a company is not required to comply with filing obligations, including filing an annual report on a Form 20-F, if the total number of registered security holders is less than 300. We believe that the total number of holders of our Yankee bonds is less than 300. If we decide not to file an annual report on a Form 20-F in the future, you may not have access to information on our business, operations and financial position.

  The Yankee bonds rank pari passu with our other indebtedness and are effectively subordinated to existing and future liabilities of our subsidiaries, including trade payables.

        As of December 31, 2002, the total amount of our liabilities, which would rank pari passu with the Yankee bonds, was €1,551 million, of which €728 million consisted of long-term and short-term borrowings, including bank overdrafts, and €661 million consisted of intercompany indebtedness. None of our indebtedness ranks, by its terms, senior to the Yankee bonds. As of December 31, 2002, our subsidiaries had outstanding liabilities of approximately €968 million, of which €308 million represented indebtedness and trade payables. The Yankee bonds are effectively subordinated to the liabilities of our subsidiaries.

Item 4.    Information on Legrand

  A.    History and Development

        The Company, Legrand S.A., was founded in 1926 and incorporated as a French société anonyme (company with limited liability) in 1953. In 1970, the Company carried out an initial public offering and was listed on the Paris stock exchange (now called "Euronext Paris").

        We began to expand from France into other European and overseas markets during the 1960s and early 1970s, both by setting up our own operations and by acquiring local producers. In 1989, we acquired BTicino SpA, a major Italian manufacturer of low-voltage electrical fittings. BTicino also had established market positions in Mexico, Chile, Venezuela and Thailand. In 2000, we acquired Wiremold, a major US producer of wire management products, with additional operations in Canada, the United Kingdom, Poland and China. Our other acquisitions over the past three years include:

  •
  in European countries, other than France and Italy, (i) Quintela (2000), a Spanish producer of wire management products and (ii) Tegui (2000), a Spanish producer of audio and video entry phone systems;

  •
  in the United States, Horton Controls (2000), a specialist in automated lighting systems; and

  •
  in the Rest of the World, the low-voltage electrical products division of Lorenzetti (2000), a Brazilian leader in the production of circuit breakers, switches and sockets.

        From 1944 through 2001, we were controlled by the descendants of our founding shareholders, principally the Verspieren and Decoster families.

        The Company is registered with the Registre du Commerce et des Sociétés de Limoges under number 758 501 001. The Company's principal offices are located at 128, avenue du Maréchal de Lattre de Tassigny, 87000 Limoges, France and its telephone number is +33 (0)5-55-06-87-87. The Company was formed for a period of ninety-nine years from July 11, 1953. The Company's agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

  Schneider Exchange Offer

        In January 2001, Schneider Electric S.A. ("Schneider") launched a public exchange offer outside the United States for all our outstanding shares. The offer was amended in June 2001. Following the consummation of the exchange offer in August 2001, Schneider held 21,060,724 ordinary shares and 6,548,139 preferred non-voting shares, representing approximately 98.1% of our total share capital. In October 2001, the European Commission's antitrust authority announced that it would not approve the acquisition by Schneider on competition grounds and required Schneider to divest its shareholding based on specific terms for the divestment set by the European Commission.

  The Acquisition

        On July 26, 2002, Lumina Parent entered into a share purchase agreement (the "Share Purchase Agreement") with Schneider to acquire approximately 98.23% of the Company's issued ordinary share capital, and approximately 97.45% of the Company's issued preferred non-voting share capital from Schneider for an aggregate purchase price of approximately €3.63 billion (the "Acquisition"). Lumina Parent assigned its rights under the Share Purchase Agreement to FIMAF who purchased the Legrand shares from Schneider. The Acquisition was completed on December 10, 2002.

  Minority Buy-Out Offer

        On December 11, 2002, FIMAF filed with the French Financial Markets Counsel, the CMF, and the French Securities Exchange Commission, the Commission des Opérations de Bourse ("COB"), the documentation relating to a mandatory takeover offer (garantie de cours) pursuant to the mandatory takeover procedures under French law. Under this offer, all minority shareholders of the Company, including those who own preferred non-voting shares, had the opportunity to sell their shares to FIMAF at the same per share price paid to Schneider pursuant to the share purchase agreement.

        ADAM and Tocqueville Finance S.A., two minority shareholders of the Company, filed an action with the Paris Court of Appeal, challenging the decision of the CMF dated December 27, 2002 to open the mandatory takeover offer for the shares of the Company (garantie de cours) and determining its timetable. Among other things, they requested that the mandatory takeover procedure (garantie de cours) be suspended.

        ADAM and Tocqueville Finance S.A. claimed in particular that the publication of the tender offer was not conducted in accordance with applicable French law, including claims that (i) the tender offer prospectus in connection with the mandatory takeover offer should have been immediately displayed on the internet site of the COB and (ii) the financial newspaper in which the mandatory takeover offer prospectus (AGEFI) was published is not circulated widely enough in France as required under French law relating to the mandatory takeover procedure.

        The COB posted the mandatory takeover offer prospectus on its website on January 8, 2003 and the mandatory takeover offer prospectus was published in another financial newspaper (les Echos) on

January 17, 2003. On January 27, 2003, the Court of Appeal rendered its decision on the petition for the suspension of the mandatory takeover offer.

        The Paris Court of Appeal found in favor of ADAM and Tocqueville Finance S.A. and, consequently,the mandatory takeover procedure was suspended until a decision of the Paris Court of Appeal was made on the merits (which was expected at the end of April 2003). However, on February 5, 2003, FIMAF informed the CMF of its undertaking to offer to the shareholders of the Company who have already sold their shares to FIMAF under the mandatory takeover offer an option to retract. Pursuant to such undertaking and the decision of the CMF dated February 5, 2003 to cancel its decision dated December 27, 2002 opening the mandatory takeover offer, ADAM and Tocqueville Finance S.A. agreed to withdraw their action.

        The mandatory takeover offer was initiated and closed on February 28, 2003. Under the mandatory takeover offer, FIMAF acquired 204,229 ordinary shares and 68,575 preferred non-voting shares of the Company.

        Following the mandatory takeover offer, FIMAF filed with the CMF and the COB the documentation relating to a public buy-out offer (offre publique de retrait) combined with a squeeze out procedure (retrait obligatoire) (collectively, the "Minority Buy-Out Offer") for the acquisition of the Company's outstanding common and preferred non-voting shares not already owned by FIMAF.

        The Minority Buy-Out Offer was expected to have closed on April 14, 2003. However, on April 7, 2003, five minority shareholders, including ADAM and Tocqueville Finance S.A. filed an action with the Paris Court of Appeal challenging (i) the decision of the CMF dated March 26, 2003 approving the Minority Buy-Out Offer (decision de recevabilité), (ii) the decision of the CMF dated March 31, 2003 to begin the Minority Buy-Out Offer period and set the timetable for the Minority Buy-Out Offer (ouverture de l'offre et fixation du calendrier) and (iii) the decision of the COB dated March 27, 2003 to attribute a visa to the prospectus (note d'information) relating to the Minority Buy-Out Offer and to the Minority Buy-Out Offer process. On the same day, the plaintiffs also requested that the Minority Buy-Out Offer be suspended.

        Consequently, the CMF has decided to postpone the closing of the Minority Buy-Off Offer until at least eight days after the Paris Court of Appeal delivers its decisions on the merits of such claims. The plaintiffs and the Paris Court of Appeal have agreed to this postponement.

        The hearing before the Court of Appeal is due to take pace on June 24, 2003 and the Court of Appeal's decision is expected by the end of July 2003.

        If the Court of Appeal rules against the plaintiffs, the Minority Buy-Out Offer should be completed by approximately mid-August 2003. If it rules in favor of the plaintiffs, FIMAF would have to file a revised proposal for the Minority Buy-Out Offer with the CMF and the COB, in which case completion of the process would be expected to occur approximately mid-September 2003.

        Upon completion of the Minority Buy-Out Offer, FIMAF will hold 100% of the outstanding share capital and voting rights of the Company (other than directors' qualifying shares).

  B.    Business Overview

  General

        We are one of the world's leading international manufacturers of products and systems for low-voltage electrical installations and information networks used in residential, commercial and industrial buildings. We are a "pure-play" operator, focused on developing, manufacturing and marketing a complete range of low-voltage electrical equipment—to the exclusion, for example, of electricity generation or transmission, bulbs and cables. We began operating more than 76 years ago and market our products under widely recognized brand names, including Legrand and BTicino. We are headquartered in Limoges, France, with manufacturing and/or distribution subsidiaries and offices in over 55 countries, and we sell our products in more than 160 national markets. Our key markets are France, Italy and the United States, which, in the aggregate, accounted for more than 65% of our net sales (by customer location) in each of our last three fiscal years.

        Based on sales of products which are the same as or similar to those offered in our catalogs, we estimate the aggregate worldwide market for those products to be approximately €55 billion. Although we face competition from a number of large, multinational operators, the worldwide market remains highly fragmented, with more than 50% of worldwide net sales made by small, often local, competitors, each with less than a 1% market share. Based on our 2002 net sales, we believe that we have an approximate 6% share of the worldwide market. We estimate that Europe represents approximately 35% of the worldwide market, that the United States and Canada together represent 35%, and that Asia and the remaining countries in the world represent 20% and 10%, respectively. In our principal geographic markets, including France, Italy and the United States, we have leading market positions in key families of products.

        We manufacture more than 130,000 catalog items grouped into approximately 80 product families. We are increasingly focused on providing our customers with integrated systems and total solutions across our product groupings. We serve the following five principal business areas:

        End-user power control.    We believe that we have a leading position in the worldwide market for the manufacture of end-user power control products. For example, we believe we are the global market leader in switches and sockets with an estimated market share of approximately 18% based on our net sales in 2002. We also believe that we are the only manufacturer of end-user power control products that addresses all major standards in the world. End-user power control products include switches, power sockets and other products that enable end users to control the flow of electricity at home or in the workplace, including thermostats, dimmers, infrared switches and other building automation products.

        Power protection products.    We believe that we are one of the principal manufacturers of power protection products for the European and South American markets. Power protection products include fuses, circuit breakers, distribution boards, electrical cabinets and other products that protect individuals, appliances and electrical systems from power surges.

        Power distribution and wire management.    We believe that we are a leading manufacturer of power distribution and wire management products. For example, we believe we are the global market leader in cable management systems with an estimated market share of approximately 16% based on our net sales in 2002. Power distribution and wire management products include baseboards, trunking and ducting, cable routing systems and other products that provide safe distribution of electricity and information in buildings.

        VDI, communications and security.    We believe that we are one of the principal manufacturers of several voice, data and image applications (known as VDI), communications and security product families for the European market. For example, we are the European market leader in audio and video entry phones with an estimated market share of approximately 20% based on our net sales in 2002. The VDI, communications and security product category includes VDI for computer and telephone systems as well as audio and video entry phones, fire and intruder alarm systems, smoke, water, heat and motion detectors and emergency lighting equipment.

        Industrial electrical products.    We believe that we have strong market positions for a number of our industrial electrical products in the French and Italian markets. Industrial electrical products include heavy-duty sockets and electrical cabinets, technical alarms, transformers, signaling and controlling devices and other electrical products designed specifically for industrial applications.

        More than 95% of our net sales in 2002 were made to electrical hardware and equipment distributors. These distributors in turn sell our products principally to electricians and building contractors, as well as to retail hardware stores. As a result, demand for our products is determined principally by demand from electricians and building contractors, with end users and specifiers, such as architects and engineering companies, also influencing demand. Our marketing focus is therefore on consistently providing customers with a full range of reliable products and systems within a broader "push and pull" strategy. On the "push" side, we maintain a close relationship with electrical hardware and equipment distributors, focusing on product availability, just-in-time delivery and simplifying and expediting ordering, stocking and dispatching our products. On the "pull" side of this strategy, we seek to develop and sustain demand for our products by actively promoting them to electricians, building contractors, specifiers and end users, focusing on providing training, practical technical guides and business software applications and ensuring reliable and readily available product supplies.

  Our Key Strengths

        We believe that we benefit from the following competitive strengths:

  Leading global market positions

        We are one of the world's leading international manufacturers of products and systems for low-voltage electrical installations and information networks in buildings, with offices, production facilities and/or distribution subsidiaries in over 55 countries and sales to more than 160 national markets. By focusing on a "pure-play" strategy and developing and maintaining our strong brands, we have established a worldwide market presence and powerful local positions in a number of geographic markets for key product families. For example, in end-user power control, we believe that we offer the only product range that addresses all major standards in the world, and we estimate that we held approximately 18% of the world market in switches and sockets in 2002. Similarly, in cable management systems, we estimate that we held approximately 16% of the world market in 2002, while in audio and video entry phones, we estimate that we held approximately 18% of the European market in 2002. The strength of our global presence and our established local relationships with industry players enhance our ability to launch new products in existing markets, to respond quickly to changing local needs and to play a proactive role in the development of new products and value-added solutions across our geographic markets.

  High and stable EBITDA margins

        We benefit from high and stable EBITDA margins. Our reported EBITDA margin for 2001 and 2002 were 20.3% and 20.6%, respectively. We attribute the relative stability of those EBITDA margins to the diversity of our geographic, product and end-user markets (which include both the new construction and the renovation markets). We believe that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, the information is disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. For reconciliation of net cash flows from operating activities to EBITDA see "Item 3. Key Information—Selected Consolidated Financial Data."

  Barriers to entry

        We believe our market positions benefit from significant barriers to entry. These include: (i) customer loyalty and preference for well-recognized brands, particularly those associated with reliability, quality and ease of installation and use; (ii) customer preference for a comprehensive range of products which can be easily integrated into systems and which helps reduce the cost, delay and risk involved in purchasing from multiple suppliers; (iii) differing local electrical standards, regulations, aesthetic preferences and installation features, which require new entrants to develop local market knowledge and establish relationships with numerous local wholesale distributors, architects, builders, electricians and end users; and (iv) technological expertise required to develop and enhance innovative products and solutions.

  Strong brand recognition and product loyalty

        We have two key global brands, Legrand and BTicino, a multitude of leading local brands and numerous products which benefit from strong market positions. We believe that brand and product loyalty are key strengths. We maintain and leverage brand recognition and product loyalty by employing our "push and pull" marketing strategy, maintaining close contact with electricians, building contractors and architects, and focusing on the quality, reliability and safety of our products and systems, together with the ease and speed of installation and maintenance. We believe that the strength of our brands and products has been a barrier to entry and has helped us to maintain leading market positions. It also facilitates new product launches and market initiatives in areas where we have less established market positions.

  Extensive product range

        Our extensive product range of more than 130,000 catalog items enables us to offer (often in the form of integrated systems and solutions) a significant proportion of all products necessary to install low-voltage electrical installations and information network systems in buildings. This product breadth, in turn, enables our customers (electricians and building contractors) to avoid the additional cost, delay and risk which may be involved in purchasing from multiple suppliers. In addition, we are one of the few manufacturers that offers products adapted to most principal national markets, where variations in product installation methods, end-user preferences and regulatory requirements applicable to installation and functionality cause significant differences in products.

  Technological leadership

        We commit significant resources to product research and development and have a proven track record of developing new and enhanced products with improved functionality and reliability. During our last three fiscal years, we have spent approximately 4% to 5% of our net sales on research and development (4.4% for 2001 and 4.7% for 2002) and dedicated close to one-third of our capital expenditure to support new products. In 2002, approximately 37% of our net sales were generated by products less than five years old, with sales of those products representing approximately 53% of our net sales in Spain, 41% of our net sales in Italy, 40% of our net sales in France, 25% of our net sales in each of Germany and the United States (excluding Ortronics which exclusively sells VDI products that generally evolve more quickly than our other products) and 19% of our net sales in the United Kingdom. We also have developed proprietary automated manufacturing processes (such as custom-designed molds, machine tools and automated assembly equipment) which help to reduce our operating costs and improve our profitability.

  Strong and incentivized management

        The eleven members of our senior management responsible for our day-to-day operations have, on average, more than 20 years of experience in the low-voltage products and related industries. Our management team is led by François Grappotte, Chairman and Chief Executive Officer of the Company, Olivier Bazil, Vice Chairman and Chief Operating Officer of the Company and Gilles Schnepp, Chief Operating Officer of the Company, who have been with us for 20, 30 and 14 years, respectively. They have a proven track record of managing organic growth as well as successfully completing and integrating acquisitions. In addition, together with the other members of the management team, they have a significant equity stake in our business following the Acquisition.

  Our Strategy

        Our objective is to continue to achieve profitable revenue growth and improvements in operating efficiency. The key components of our strategy are as follows:

  Continuously broaden and enhance our product range

        We maintain a firm commitment to new product development. Since 1996, we have undertaken a number of significant new product range launches, including the Galea, Creo, Tenara, Structura, Sagane, Living International and Light ranges of switches and sockets, the Lexic and BTdin ranges of circuit breakers, cabinets and enclosures, the DPX and Megatiker lines of molded case circuit breakers, the BTnet range of VDI products and the Sfera line of video house porters. In addition to launching new product ranges, we intend to regularly enhance our existing product ranges to offer improved quality and performance as well as new functionality, and to adapt existing products to evolving local standards and additional national markets.

        We also aim to capitalize on cross-selling opportunities. For example, we are seeking to increase our presence in the VDI and domotics markets, the latter of which comprises long-distance control systems for home appliances. Increasing sales of these systems would provide us with opportunities to sell not only control equipment, but also related equipment such as wire management products, switches and sockets, in integrated systems.

        We are also increasingly focused on developing new products that share the same platform or operating mechanism and can be easily adapted to local markets. For example, our Galea, Creo, Tenara and Structura switches and sockets are designed for use across the principal ten European countries influenced by German standards by sharing the same operating mechanisms but using different cover plates.

  Continue to put marketing and customer service first

        Maintaining, expanding and leveraging our brand and product loyalty are central to our strategy. We intend to leverage brand loyalty in both well established and less established markets to roll-out new products and market initiatives. We intend to do so by, among other things, providing training to electricians and building contractors locally and at our Innoval international training center in Limoges, France in programs designed to expand installers' expertise and to introduce new Legrand products and installation methods. We also will continue providing practical and detailed technical guides, including through on-line sites and business software applications. In addition, we generate loyalty among electricians and contractors by providing reliable product supplies.

  Continue to achieve profitable revenue growth

        We intend to leverage our competitive advantages to continue to achieve profitable organic revenue growth within our existing geographic markets and to penetrate new geographic markets. We believe that both less-developed and developed regions of the world offer attractive revenue growth opportunities arising out of the installation of electrical equipment and information networks in new buildings, the upgrading of traditional applications and the introduction of new applications to increase safety, comfort and energy savings, and the ongoing development of communications technology. In addition to focusing on organic growth, we intend to continue to pursue selective acquisitions, with a focus on smaller complementary acquisitions, such as local manufacturers that give us access to new technologies, complementary product lines or geographic market opportunities or give rise to synergies with our existing operations.

  Continue to improve operating efficiency

        We remain committed to improving our operating efficiency. For example, we aim to decrease the number of our product platforms in order to reduce manufacturing costs. Our goal is to establish product platforms which can be used to produce a number of different products which share common components. In addition, we aim to increase the percentage of raw materials we purchase at the group level from the current 40% to 60% of our total purchases. We intend to implement this strategy where we judge that cost savings can be achieved without loss of quality. As part of a company-wide organizational initiative that we launched in 2001, we also intend to increasingly implement a "make or buy" analysis on a group-wide basis, and will consider outsourcing production where we judge that cost savings can be achieved without losing key intellectual property expertise or quality. In addition, we will consider selectively relocating production activities to existing facilities located in countries with lower production costs, as we have done with relocations to Hungary and China.

  Focus on de-leveraging

        One of our key priorities is to reduce our debt levels and debt levels of our parent companies. To do so, we will aim to maximize our cash flows available for debt reduction through (i) management of capital expenditure in line with our capital expenditure goals described elsewhere in this annual report, (ii) an ongoing focus on management of our working capital and (iii) implementation of the initiatives to improve operating efficiency described above.

  Our Markets

        Based on sales of products which are the same as or similar to those offered in our catalogs, we estimate the aggregate worldwide market for these products is approximately €50 billion. Although we face competition from a number of large, multinational operators, the worldwide market remains highly fragmented, with more than 50% of worldwide net sales made by small, often local, competitors, each with less than a 1% market share. Based on our 2002 net sales, we believe that we have an approximate 6% share of the worldwide market. We estimate that Europe represents approximately 35% of the worldwide market, that the United States and Canada together represent 35%, and that Asia and the remaining countries in the world represent 20% and 10%, respectively.

        The market for products and systems for low-voltage electrical installations and information networks in buildings is highly fragmented, partly due to different technical standards, norms and user customs for some product families. Historical moves toward greater standardization of these products have not met with success, even within the EU. This lack of standardization is due principally to the significant expense—and the limited benefit—associated with replacing the installed base of electrical systems in existing buildings, through which electricity is supplied. As a result of demand for products meeting differing national standards and practices, a significant share of the market for products and systems for low-voltage electrical installations and information networks in buildings has traditionally remained in the hands of small local manufacturers that are in close contact with installation professionals in their local market.

        With certain exceptions such as the United Kingdom, we believe that our principal markets are characterized by the relative lack of commoditization of electrical products. In general, demand for products and systems for low-voltage electrical installations and information networks in buildings is based on factors that enable the installer to work efficiently (such as quality, reliability, ease of installation and safety) and on factors designed to appeal to the end-user (such as functionality, design, appearance and ease of use) rather than simply on price. As a result, we believe that the electrical products market presents opportunities for revenue growth for manufacturers that are able to enhance the features of their products.

        Even though growth in the worldwide market for products and systems for low-voltage electrical installations and information networks in buildings depends principally on economic conditions, we are relatively resilient to down cycles because conditions in different countries and regions and in different sectors within such countries and regions, such as the housing market (private and public) and the commercial buildings market, may allow a company with a worldwide presence in each of these market sectors to compensate for adverse economic cycles in particular countries, regions or sectors with strong economic cycles in others.

        We believe that we are relatively resilient to down cycles as a result of our diverse product offering for different markets and our worldwide presence, which limits our exposure to any single market or region. For example, approximately 57% of our consolidated net sales in 2002 were generated by the commercial and industrial buildings market and the remaining 43% generated by the housing market (private and public). In addition, approximately 40% of our consolidated net sales in 2002 were generated in the new buildings market and 60% were generated in the renovation market, which management believes is less cyclical. We also have a diverse geographical presence with sales in over 160 countries and approximately 70% of our consolidated net sales by destination generated in 2002 in countries other than France and approximately 39% in countries outside of Europe.

        In addition, our markets display the capacity for further growth in the medium term as less developed countries roll out their electrical and information networks while building owners in more developed countries upgrade their networks to offer increasing functionality. For example, we believe that the United States and Canada account for approximately 35% of our overall market and 50% of the VDI market. We believe that there is potential for growth in the worldwide VDI market if countries in the rest of the world follow the medium term demand trends exhibited in the United States and Canada.

  Products

        We offer more than 130,000 catalog items, grouped into 80 product families. These product families can be divided in turn into our five principal product groups. Part of our strategy is to reduce the number of our product platforms in order to reduce manufacturing costs. Each product platform may then be used for the production of a number of specific products sharing common components. The following three characteristics are a priority for our product development:

  •
  Quality, reliability and total safety,

  •
  Simplicity, ease and speed in installation, and

  •
  Integration, which is the ability to link products together into a system.

        We market the products contained within our five principal product groups across all our major geographic markets. In France and Italy, which have historically been our major markets, we sell almost a full range of products belonging to our 80 product families. In other geographic markets, we offer more restricted product ranges.

  End-user power control

        We produce a broad range of switches, power sockets and other products that enable end-users to control the flow of electricity in the home or workplace. These products range from basic electrical "on-off" switches and wall sockets to thermostats, dimmers, switches activated by infrared presence detectors, and electro-mechanical and electronic time switches.

        We maintain a firm commitment to new product development, including increasing the number of products that share the same platform and can be adapted to different functionalities or local markets. For example, in late 1999 and early 2000, we launched the Galea, Creo, Tenara and Structura lines of the Athena product range of switches and sockets. These product lines are targeted at the principal countries in Europe that are influenced by the German standard. They share the same operating mechanisms but use different cover plates, feature up to 180 functions for use in both commercial buildings and homes, and offer strong aesthetic qualities.

        We also aim to offer products that cover all segments of the end-user power control market. For example, in France, our product range includes the Neptune, Mosaic 45 and Sagane product lines, each of which has been upgraded over the years to offer new functions.

        The Neptune range, a basic one-piece fitting with a claw mounting mechanism that fits into a standard recessed wall box, is a standard fitting in public housing.

        The Mosaic 45 line, introduced in 1993, provides approximately 130 functions ranging from simple switches to coded keypad switches, programmable time switches, and detectors for use in security alarms and remote controls. Mosaic 45 is designed to be fully compatible with a number of our power distribution products, communications fittings and security devices, and management believes it has become a standard fitting in the commercial sector.

        Sagane, launched in 1997, is a complete line of electrical fittings with strong aesthetic qualities that offers numerous functions. Sagane is targeted principally at the housing market. Sagane reflects our strategy of "trading-up" to value-added products using a single operating mechanism but many different cover plates.

        Similarly, in Italy, BTicino's Living International and Light ranges, introduced in 1996, offer a wide range of functions including anti-intrusion systems.

        Other product lines with enhanced functions and design introduced recently in the end-user power control product group include Plexo 55s in France, Trademaster in the United States, Quincino in Mexico and Pial+ in Brazil.

  Power protection products

        Power protection products consist of fuses, circuit breakers, distribution boards, electrical cabinets, ground-fault circuit breakers and other products that protect people, appliances and electrical systems from power surges.

        In the circuit breaker market, we have steadily improved performance by developing circuit breakers with increased sensitivity and the ability to detect and respond to overloads, short circuits and power leakage from electrical systems. Our Lexic and BTdin ranges of circuit breakers, cabinets and enclosures were introduced in 1996 after less than three years of developing the products. In accordance with our strategy to cover multiple markets using one product platform, we had begun extending Lexic and BTdin by the end of 1999 from France and Italy to most of Western Europe and a number of national markets outside Europe. In addition, in accordance with our strategy to trade up to higher value-added functions, we have complemented these ranges with products having improved characteristics, such as a new compact four-pole ground-fault circuit breaker. This new circuit breaker helps to detect any electrical current leakage, especially in proximity to water, and its compact size helps contractors to reduce the size of the electrical cabinets.

        In 1998, we introduced DPX and Megatiker, new and more compact lines of molded case circuit breakers, which are the principal or "master" circuit breakers used to protect electrical circuits in commercial and industrial buildings. These products protect circuits up to 1,600 amperes. They were rolled out first in the French and Italian markets and then to most of Western Europe and a number of national markets outside Europe. In accordance with our strategy of facilitating handling by distributors and installation by electricians and contractors, we have limited the number of catalog items required for DPX and Megatiker by introducing more common components and standardized accessories.

  Power distribution and wire management

        Power distribution and wire management products include baseboards, trunking and ducting, cable routing systems and other products that provide safe distribution of electricity and information in buildings. These items are designed to prevent potentially hazardous contact between electrical wires and cables and other electrical or mechanical equipment or any exposure of such wires and cables, which may pose a danger to end users. They are produced in a broad variety of sizes, colors, styles and materials. Our power distribution products are designed to provide a consistent level of security throughout power distribution networks, to separate low-voltage power current from information networks in buildings (such as cables for VDI networks), and to enable installers and end-users to interconnect quickly and easily with our other products. These products combine quality, safety, reliability, aesthetics and adaptability to changes to the work environment. Within this product group, we offer various products designed specifically for the requirements of particular industries or businesses, such as our range of specialized baseboards and ducts for use in hospitals. This product group has been complemented by the acquisition of Wiremold in 2000, with operations in the United States, Canada, Poland, the United Kingdom and China.

  VDI, communications and security

        This product group consists of VDI applications for computer and telephone systems, and other communications and security products such as audio and video entryphones, fire and intruder alarm systems, smoke, water, heat and motion detectors and emergency lighting equipment.

        In the VDI sector, we offer a broad range of prewiring hardware for computer, telephone and video applications, such as a new high transmission rate RJ45 multimedia socket for data communication applications, and patch panels or VDI cabinets, which facilitate the organization of telephone and data networks in buildings. This range was complemented by the acquisition in 1998 of Ortronics, a US specialist in similar prewiring hardware. In addition, in 1999 the BTnet range of VDI products was introduced in Italy.

        In the communications sector, we offer a wide range of closed-circuit communications products such as audio and video entryphones and electric chimes for residential use. In 1998, we launched our Sfera line of video house porters for the French and Italian markets. Sfera features a fast scrolling electronic directory for apartment buildings, can memorize the last 12 visitors and can turn on the building light. Through BTicino, we have developed proprietary methods both for manufacturing these communication systems and for integrating an increasing number of functions through the expanded use of electronics.

        We have developed significant know-how in "smart" house systems known as "domotics." Through these systems, appliances and electrical functions are connected to a central unit that can be controlled at a distance, through the Internet or by fixed-line and cellular telephones. The end user is therefore able to regulate security, comfort and energy consumption remotely through fixed or mobile phones or the Internet. These systems provide us an opportunity not only to sell the control unit, but also to provide the related wire management products, switches and sockets in an integrated package. We are developing domotics systems through several of our subsidiaries. In France, we focus on terminals. In Italy at BTicino, we focus on communication systems. In the United States at the Watt Stopper, we focus on presence detectors and in the United Kingdom at Switchplan, we focus on programming and configurations. In 2000, we launched a "domotics" system for the French and Italian markets that connects the residential electrical installation to the telephone line, allowing the user to regulate numerous products such as switches, audio and video phones, security systems and electric shutters, remotely. In France, the system is called Omizzy and in Italy it is called "My Home."

        In the security sector, we offer fire and anti-intrusion alarm systems, smoke, water, heat and motion detectors, and emergency lighting equipment for homes, offices and other commercial properties. Our security systems are designed to permit rapid installation by the electrician and maximum flexibility, convenience and security for the end-user. At the same time, we focus on offering enhanced functions and performance improvements, such as, for example, "wireless" alarms, which do not need to have the detectors physically connected to the central alarm unit, thus simplifying installation. Our emergency lighting units include automatic self-checking of batteries and bulbs, while in connection with the introduction of our new Type 1 fire alarm we offer full installation assistance under which our personnel work in conjunction with the installer from the planning stage through to completion of the installation, providing assistance with drawings, pricing and verification.

  Industrial Electrical Products

        We offer a range of specialized products that meet various specific industrial needs, such as heavy-duty sockets and electrical cabinets, technical alarms, transformers, signaling and controlling devices and other electrical products designed specifically for industrial applications. This product group includes the Hypra range of industrial sockets that is compatible with the International Electrotechnical Committee (IEC) standard.

        Another example of our products within this group is the industrial electrical cabinet. The Altis range features a complete matching range of standard and customized enclosures. For our Atlantic range of cabinets, we have developed the Cabstop connection plate, which enables cables to be slotted into the cabinet in a single movement without tools, while securing cables as firmly and providing weather-proofing as effective as with more complicated cable glands.

  Marketing and Distribution

        We sell our products in more than 160 countries, with significant sales in France, Italy and the United States and, to a lesser extent, other European countries, Latin America and Asia. Our financial reporting structure is organized in five geographic segments, based upon region of production and not on where the products are sold. In order to provide investors with information on where the products are sold, the table below shows a breakdown of our consolidated net sales by destination for 2000, 2001 and 2002, which differs from the breakdown of our consolidated net sales recorded by geographic segment used for purposes of our financial reporting. As a result, these figures have been derived from our consolidated net sales by segment, as adjusted to account for products manufactured in one geographic segment and sold in another geographic segment.

	Consolidated net sales by customer location (unaudited) Year ended December 31,
	2000		2001		2002
	(€ in millions, except percentages)
France	823	29.4%	815	26.3%	791	26.6%
Italy	539	19.2%	556	18.0%	560	18.8%
Rest of Europe(1)	453	16.2%	528	17.1%	518	17.5%
United States and Canada	573	20.5%	729	23.5%	653	22.0%
Rest of the World(2)	411	14.7%	468	15.1%	448	15.1%
Total	2,799	100.0%	3,096	100.0%	2,970	100.0%

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

        For information on our audited net sales and operating income by segment, see "Item 5. Operating and Financial Review and Prospects."

  Marketing initiatives

        Maintaining, expanding and leveraging brand and product loyalty are central to our strategy. More than 95% of our consolidated net sales in 2002 were made to electrical hardware and equipment distributors. These distributors in turn sell the products principally to individual electricians or contractors, as well as to retail hardware stores. As a result, demand for our products is determined principally by the extent to which individual electricians and contractors request our products from their distributors, and a major portion of our marketing efforts is directed towards this group.

        We employed approximately 35% sales and marketing staff worldwide as of December 31, 2002. Our sales and marketing staff maintains close contact with distributors, electricians, contractors and designers to improve market knowledge of our products, and provides a number of services directed specifically to each type of building industry professional.

        Our marketing focus is consistently providing customers with a full range of reliable products and systems within a broader "push and pull" strategy. On the "push" side, we maintain a close relationship with electrical hardware and equipment distributors, focusing on product availability, just-in-time delivery and simplifying and expediting ordering, stocking and dispatching our products. On the "pull" side of this strategy, we seek to develop and sustain demand for our products by actively promoting them to electricians, contractors, specifiers and end users, focusing on providing training, practical technical guides and business software applications and ensuring reliable and readily available product supplies.

        Electricians and contractors.    For electricians and contractors, our focus is on providing training, practical technical guides and business software applications and on ensuring reliable product supplies.

        We offer training programs to electricians and contractors locally as well as at our "Innoval" international training center in Limoges, France. These training programs are designed to expand installers' expertise and services to cover our new electrical equipment and new installation methods. The Innoval training center offers 30 separate hands-on programs in areas ranging from the wiring of electrical cabinets and fiber-optic cabling to installing emergency lighting systems and regulations applicable to the electrical installation business. The Innoval training center is fully automated and uses facilities that include movable workbenches, video and IT tools. Since its launch in 1999, the center has provided training programs to an average of 1,000 individuals per year. In addition, we offer training programs on a localized basis through initiatives in countries including the United Kingdom, Greece and Brazil.

        In France, we have established a series of seven websites for industry professionals, each directed at a separate category of business, from architects to self-employed electricians. After keying in their password, users have quick, easy access to regularly updated material that includes automatic selection charts, catalogs, design tools, order records and more. Our other electronic catalogs include the Catamaran product database and SpecPartner, a service provided by Pass & Seymour in the United States. We have commenced the establishment of a Group-wide software multimedia unit to coordinate our range of on-line guides and business software.

        Our business software applications include XL-Pro software for electrical cabinet wiring, LabelMo labeling software for VDI networks, an "add up and sell" quotation package for self-employed electricians and a website provided by Ortronics in the United States that allows consultants and electricians to design a VDI network using a database that contains full specifications and diagrams, backed up by software which tests the compatibility of selected components and videos which illustrate more complex installation procedures.

        In addition, we ensure that our products are available in the long-term, thus enabling installers to replace or upgrade individual units with compatible equipment and without the need to reconstruct an entire electrical system.

        Electrical products distributors.    Initiatives aimed at distributors focus on constant product availability, just-in-time delivery and simplifying and speeding up the tasks of ordering, stocking and dispatching our products. We have focused on facilitating catalog use by providing electronic catalogs and reducing the number of catalog references, standardizing packaging sizes and appearance, and introducing innovative features such as pre-sorted deliveries.

        Examples of our initiatives include:

  •
  In France, many of our distributors have agreed to maintain priority stocks of certain of our products at all times. We, in turn, maintain large quantities of non-priority products in our finished goods inventory which, coupled with a computerized inventory control system, enables us to respond rapidly to distributors' orders. In emergency situations, our products not stocked by distributors can be delivered within 48 hours to any location in France through "Dispo-express," our own delivery service.

  •
  In the United States, Pass & Seymour receives inventory details from certain large distributors on a daily basis. When stock levels drop below a pre-defined level, new stocks are prepared and shipped immediately. Pass & Seymour also has an action plan which provides for the delivery of key products to distributors in the event of a natural disaster.

        End-users.    For end users, we actively promote our products through specific marketing and advertising campaigns emphasizing the design and functional aspects of our products, and through attractive, informative packaging and full information on new applications. For example, we have launched television advertising campaigns in Brazil, France and Italy.

  Logistics, inventory management and distribution

        We strive to ensure timely product delivery while reducing inventory-carrying costs. To that effect, we have implemented industrial management methods such as Kanban and Manufacturing Resources Planning 2 (or "MRP.2"). We also focus on product design and manufacturing measures on an ongoing basis in order to increase the number of standardized components used in our products.

        In each market where we distribute our products, we maintain logistics, inventory management systems and distribution systems adapted to local market conditions. Our operating subsidiaries typically accept orders and ship products out of their own stock. These stocks include both products produced locally and products manufactured in other jurisdictions but distributed locally. We have implemented automated and computerized systems for many of our warehouses, as well as centralized inventory management. We opened a new 70,000 square meter logistics and distribution center in France near Paris in 2001. This center aims to serve the local market as well as to distribute our branded products in other geographic markets, primarily in Europe. Through our new center, we aim to further enhance our services to distributors and installers with new features such as pre-sorted deliveries.

        Our subsidiaries operate on a decentralized basis, in accordance with our organizational strategy. For example, they are able to determine rebates and discounts within the limits of strategic parameters set by our central management, and are reviewed regularly in order to monitor and correct performance. Our ratio of inventory value to consolidated net sales has declined from 19.3% at year-end 1990 to 13.6% at year-end 2002 mainly due to our various initiatives to streamline logistics and inventory management.

  Principal customers

        We make sales principally to electrical distributors, generally on the basis of our standard terms and conditions for sales in each market. Our two largest customers are the French electrical wholesale groups Sonepar and Rexel. Sonepar and Rexel each accounted for approximately 15%, 15% and 13% of our consolidated net sales in 2000, 2001, and 2002 respectively. See "Item 3. Key Information—D.

Risk Factors—Our business may be adversely affected by our reliance on our two largest distributors." Management believes that no other single customer or affiliated group of customers represented more than 5% of our worldwide consolidated net sales in 2002. Our other main customers include FinDea SpA in Italy, Hagemeyer (principally in Europe) and Graybar, Wesco, Home Depot and Anixter in the United States.

  Raw materials and suppliers

        Plastics and metals each account for approximately 40% of the raw materials consumed in manufacturing our products, with the balance principally reflecting packaging materials (15%). Over 50 types of plastics and varying grades and colors of such plastics are used in the manufacture of our different products, with specific plastics selected according to their physical properties and ability to meet requirements such as durability, heat and impact resistance and ease in molding and injection or bonding with other components. By volume, approximately 80% of the metals used by us are ferrous metals, and approximately 20% are non-ferrous metals, mainly brass and copper, used principally for conducting electricity, and aluminum. We also purchase certain finished and semi-finished electro-mechanical and electronic components for integration into our products such as closed-circuit video communications and sound diffusion products.

        We aim to increase the percentage of raw materials purchased at the group level from the current 40% to 60%. This globalization will be implemented where management judges that cost savings can be achieved without loss of quality.

        We are not materially dependent upon any single supplier for raw materials or components used in the manufacture of our products, and we believe that raw materials and components essential to our operations are in adequate supply in all of our principal markets.

  Research and Development

        During each of the years from 1990 through 2002, we spent between 4% and 5% (4.7% for 2002) of our consolidated net sales on research and development to support our strategy of launching innovative new product offerings through our catalog. In addition to research and development expenses, we spent on average 8.4% of our consolidated net sales on capital expenditures from 1990 through 2002 (although this decreased to 5.9% in 2002), principally for capital equipment necessary to develop new product lines, improve production efficiency and expand manufacturing capacity. For further information on research and development expenses, see "Item 5. Operating and Financial Review and Prospects—Research and Development." We hold almost 4,500 patents, some of which relate to the filing of the same or similar patented technologies in multiple jurisdictions.

        We employ approximately 1,550 staff in laboratories and development units in some 20 countries. Teams at Limoges (France) and Varese (Italy) coordinate our different subsidiaries that perform research and development and assist them in designing and implementing strategies for increasing productivity and planning. The regrouping of our product families into five industrial divisions pursuant to our organizational initiative launched on October 2001 is allowing us to make further advances in this coordination.

  Competition

        We focus on the worldwide market for products and systems for low-voltage electrical installations and information networks in buildings—to the exclusion, for instance, of markets such as electricity generation or transmission, bulbs and lighting equipment, and electrical cabling. Management estimates that net sales in the markets in which the same or similar types of products available in our catalog are sold amounted to approximately €55 billion in 2002 worldwide.

        With annual sales of €2.97 billion in 2002, management estimates that we held an average worldwide share of approximately 6% of the markets in which the same or similar types of products available in our catalog are sold. The following table presents a breakdown of our estimate of our average market share in each of the main geographical areas in which our products are sold:

Market share(1) (Our estimates)
France	23%
Italy	26%
Rest of Europe	4%
US and Canada	3%
Latin America	8%
Asia	1%

(1)
Please note that this data has not been verified by an independent third party. See "Market and Industry Data."

        We have well-established market positions in France, Italy and several other European countries, as well as in North and South America. Our principal direct competitors include:

  •
  specialized companies such as Hager Tehalit in France, Gewiss SpA and Vimar SpA in Italy, Niko N.V. in Belgium, Rittal GmbH & Co. KG, Merten GmbH & Co. KG and Jung in Germany, Simon in Spain, MK Electric Ltd. and Electrium Ltd. (United Kingdom) in the Rest of Europe segment, Leviton Mfg. Company, Inc., Panduit Corp., Thomas & Betts Corp., Eaton Corp. and Hubbell Inc. (United States) in the United States and Canada segment and Clipsal International PTE Ltd.(Singapore) in the Rest of the World segment; and

  •
  multinational companies that compete with us in more than one national market, although not with respect to the full range of their products, such as Schneider Electric S.A., ABB Asea Brown Boveri Ltd., Siemens AG, General Electric Company, Matsushita Group, Hubell Inc., Thomas & Betts Corp., Eaton Corp., Gewiss SpA and Cooper Industries, Inc.

        The demand for our products is determined principally by the extent to which electricians and contractors request our products from distributors. We believe that electricians' and contractors' familiarity with and confidence in our products is a key element in maintaining and expanding our market position. In addition, we believe that in countries where we have established a well-developed market position, the repeated use by electricians and contractors of our products strengthens our position and represents an important competitive advantage. Manufacturers that do not have an established reputation for providing a broad range of quality products over the long term may face significant disadvantages due to the historical reluctance of electricians and contractors to test new manufacturers without proven track records.

        We believe that our principal markets are characterized by the relative lack of commoditization of electrical products, and that, while price is one factor which may influence electricians' or contractors' choice of product brand, various other factors may influence the choice of brand including individual electrician's or contractor's familiarity with and confidence in a specific brand, ease of installation, product features and technical performance, product safety, the depth of related and compatible products, long-term product availability and sales and technical support. Accordingly, our ability to compete successfully depends on determining and meeting those needs, as well as the development of new or improved products. For further information, see "—Marketing and Distribution."

  C.    Organizational structure

        The diagram below summarizes the structure of the group of which the Company is a member and its position within the group. In France, our operations are organized through the Company and

Legrand SNC and approximately seven French operating subsidiaries, including Planet Wattohm SNC. In Italy, we operate primarily through our largest Italian operating subsidiary, BTicino, which operates manufacturing and distribution facilities in different regions in Italy and, through local subsidiaries, operates elsewhere in Europe (principally Spain, Belgium and Germany), Latin America (Mexico, Chile, Venezuela, Peru and Costa Rica) and Asia (Thailand). In the United States and Canada, we conduct our operations principally through The Wiremold Company, Pass & Seymour and Ortronics.

  Simplified Corporate Structure

        The diagram below reflects our corporate structure as of December 31, 2002.

        We report our results in the following five geographic segments, based on region of production:

  •
  the France segment, which represented approximately 30.8% of our consolidated net sales in 2002 and where 34.8% of our employees were located at year-end 2002. Approximately 40.5% of the net sales recorded by the France segment in the year ended December 31, 2002 related to products manufactured and sold in France, while the remainder related to export sales by subsidiaries located in France.

  •
  the Italy segment, which represented approximately 19.0% of our consolidated net sales in 2002 and where 11.9% of our employees were located at year-end 2002. Our largest subsidiary in Italy is BTicino, which operates manufacturing and distribution facilities located in different regions of Italy, as well as elsewhere in Europe (principally Spain, Belgium and Germany), Latin America (Mexico, Chile, Venezuela, Peru and Costa Rica) and Asia (Thailand). Sales by facilities located outside of Italy are recorded by the segments corresponding to the respective geographic region.

  •
  the Rest of Europe segment, which represented approximately 16.9% of our consolidated net sales in 2002 and where 19.0% of our employees were located at year-end 2002. Our principal operations in European countries other than France and Italy are located in Belgium, Poland, Portugal, Spain and the United Kingdom.

  •
  the United States and Canada segment, which represented approximately 22.4% of our consolidated net sales in 2002 and where 12.1% of our employees were located at year-end 2002. Our largest subsidiary in the United States and Canada segment is The Wiremold Company, which (itself and through subsidiaries) operates manufacturing and distribution facilities located in different regions of the United States and Canada, as well as in China, the United Kingdom and Poland. Sales by the facilities located outside of the United States and Canada are recorded by the segments corresponding to the respective geographic region.

  •
  the Rest of the World segment, which represented approximately 10.8% of our consolidated net sales in 2002 and where 22% of our employees were located at year-end 2002. Our principal operations in other countries are located in Brazil, India, Mexico and South Korea.

        In October 2001, two weeks after the European Commission's decision to require Schneider to divest its shareholding in the Company, our management launched an organizational initiative to:

  •
  maintain our country-based organization;

  •
  regroup our facilities into five industrial divisions, reflecting our five product groups, to optimize our manufacturing and research and development resources;

  •
  form group-wide teams to focus on specific group-wide initiatives and projects, such as a VDI team and a commercial strategy team; and

  •
  appoint a Legrand executive committee to systematize the coordination of various group-wide functions, such as marketing, commercial and industrial, human resources, logistics and finance.

        Our international business is structured on a decentralized, entrepreneurial basis, with local managers urged to manage local operations using an approach sometimes characterized as "manage it as if it were your own company." As a result, our subsidiaries and local operations are given significant latitude to manage our business locally and to organize personnel policies. We believe that this approach motivates managers and employees, and increases our responsiveness to the needs of and changes in local markets.

        This approach is characterized by a close integration of subsidiaries that is the result of our historic focus on one core business activity pursuant to which the various local subsidiaries exchange their knowledge, areas of expertise, components and finished and semi-finished products. Some subsidiaries, such as Ortronics (USA) and Arnould (France) for VDI products, Antibes (France), Bergame and Varese (Italy) for power protection products and The Watt Stopper (USA) for automated lighting, act as centers of expertise for the group as a whole. In addition, we have put in place a series of teams across the group to coordinate and streamline policies in areas where we believe that a group-wide approach would lead to greater efficiency, such as manufacturing and research and development activities. We believe that a global approach in these fields could lead to greater efficiency. These teams have broadened and strengthened as part of the organizational initiative launched in October 2001. See "—Manufacturing and other property, plant and equipment."

        In addition, management exercises strong strategic, marketing, product development and financial controls at the group level. Annual budgets and the strategic parameters of local operations are set by our central management, and are reviewed regularly in order to monitor and improve performance.

  D.    Manufacturing and other property, plant and equipment

        We are seeking to optimize our manufacturing processes. For example, by increasing the level of specialization within each site according to particular technologies or product families, we intend to improve our efficiency and reduce our production costs, thereby enhancing profitability. We constantly seek solutions to increase productivity, particularly in periods of recession or of decreases in demand in our markets, such as regrouping production in particular sites or closing down production sites that are not profitable. For example, we have organized production of our Athena product line at a number of our manufacturing sites across Europe, with each manufacturing facility concentrating on a different component. To further these objectives, five industrial divisions reflecting our five product groups were created in October 2001. Since the commencement of the reorganization initiative in October 2001, we have succeeded in establishing specific teams and identifying the position of each of our sites in the new structure of our business. Currently the respective industrial divisions reflecting our five product groups are in the process of elaborating their respective strategic plans.

        As part of our increased attention to capital employed, we intend to increasingly implement a "make or buy" analysis on a group-wide basis. We will consider greater outsourcing of production where management judges that cost savings can be achieved without loss of key intellectual proprietary expertise or quality. Other initiatives include the aim to continue to selectively relocate some of our production to our existing facilities located in countries with lower production costs, as we have done with relocations to Hungary and China.

        Our manufacturing plants, together with our headquarters, represent our major properties. We operate over 50 manufacturing sites and complexes in more than 20 countries around the world, most of which are located in rural areas and employ between 200 and 500 individuals per site. Our most significant production sites are located in France, Italy and the United States.

        In France, our main concentration of manufacturing sites is located near our headquarters in Limoges. We have additional manufacturing sites throughout France and, in particular in Normandy, Antibes and Pau. In addition, Arnould operates three manufacturing facilities in the south of France, which produce specialized and high performance fittings, such as telephone and computer sockets, Baco manufactures circuit breakers in northeastern France, Inovac and Planet Wattohm manufacture retail products and plastic cable ducts in central France and the Paris region, respectively, and URA manufactures emergency lighting units in western France.

        In Italy, BTicino's main manufacturing site is located in the Varese region of northern Italy, where we produce a broad range of residential and commercial end user power control fittings and power distribution equipment. Other manufacturing sites in northern Italy are dedicated to residential fittings, intercoms, entry-phones, molded-case circuit breakers and electrical cabinets. BTicino presently operates a total of six production plants in Italy. In addition, Legrand SpA operates two units in Italy and another subsidiary operates two additional units.

        In the Rest of Europe, we have manufacturing sites in Austria, Germany, Hungary, Poland, Portugal, Russia, Spain and the United Kingdom.

        In the United States and Canada, our main manufacturing sites are located in North Carolina and Connecticut, where we produce ranges of residential, commercial and industrial end user power control fittings as well as wire management products and VDI products. Other sites are located in California, Florida and West Virginia.

        In the Rest of the World, we have facilities in Australia, Brazil, Colombia, Costa Rica, Chile, China, Egypt, India, Iran, Mexico, Morocco, Peru, South Korea, Thailand, Turkey and Venezuela.

        We make material manufacturing decisions at the group level with strong input from the product divisions generally. The decision-making process also depends on the size of the project and its importance to the group. Local management typically proposes the range of products to be manufactured by each production site and the proposals are reviewed, harmonized and approved at the group level. In order to respond to the specific demands of the national markets (with variations in national regulations, different voltages and electrical frequencies, and differences in installation techniques and product appearance), we manufacture our products on a decentralized basis and often we manufacture different products for each national standard. Decisions on plant expansion and major equipment replacement or modernization are made at the group level.

        We believe that our proprietary production technologies and know-how represent a significant competitive advantage, allowing us to mass-produce high quality products. We custom-design and frequently manufacture high efficiency molds, machine tools and automated assembly equipment for our own use. Processes used by us relate principally to product design and testing, the processing of metals, plastics and composite materials, product assembly and electronics. For example, we have acquired software to simulate distortion of plastic parts during molding and thus reduce product development time. Staff training also forms an important part of our focus on production technology and know-how.

  Environmental matters

        We, like other companies in similar industries, are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental obligations regarding, among other things, air emissions, asbestos, noise, wastewater and solid waste discharges, the protection of employee health and safety, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. We could therefore be exposed to costs and liabilities, including liabilities associated with divested assets and past activities under environmental laws. In most of the jurisdictions in which we conduct our operations, industrial activities are subject to obligations to obtain environmental permits, licenses and/or authorizations, or to provide prior notification to the appropriate authorities.

        Our objective is to comply in all material respects with applicable environmental and pollution control laws, and all related permit requirements. We believe that the principal environmental risks arising from our current operations relate to our metal cutting and surface treatment activities and use of paints in manufacturing activities.

        As part of obtaining ISO 14001 certification for our plants, we have implemented a policy of identifying environmental risks with the assistance of environmental consultants and, where appropriate, we are taking necessary remedial action. Each plant either has a person specifically responsible for environmental matters or such duties rest with the plant manager and/or manufacturing manager. In 2002, 41 of our manufacturing units were ISO 14001 certified for environmental compliance. As part of our process of expanding ISO 14001 certification to more plants we may become aware of unknown environmental risks and liabilities, such as at properties where environmental assessments have not previously been conducted.

        Asbestos containing materials ("ACM") were formerly commonly used as building materials such as insulation or tiling in industrial buildings. The use of ACM was standard practice throughout the world until the late 1970s when it began to be phased out. Given the varying ages of our production facilities, we have identified ACM as being present at certain of our facilities and certain of our employees may have been exposed to asbestos present in such buildings.

        We record what we believe to be appropriate reserves for environmental risks when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated, but in no event later than our commitment to a plan of action. However, it is often difficult to quantify environmental liabilities, so we may need to revise our current reserves to address all of our current environmental liabilities.

  Insurance

        We are insured primarily through centralized global packages. We believe that the coverage provided by these packages is generally comparable to that of industrial groups of the same size and in the same sector throughout the world. These packages provide global coverage for significant risks and activities related to our operations and activities including damage to property and resulting operating losses, executive (directors and officers) and civil and product liability.

        We intend to continue our practice of obtaining global packages where practicable, increasing coverage where necessary and reducing costs through self-insurance where appropriate.

Item 5.    Operating and Financial Review and Prospects

        The following discussion and analysis should be read in conjunction with our audited consolidated financial statements, prepared in conformity with French GAAP. Unless otherwise indicated, all amounts in this discussion and analysis are presented on a French GAAP basis. French GAAP differs in certain significant respects from US GAAP. Refer to note 28 to our audited consolidated financial statements for a description of the principal differences between French GAAP and US GAAP as they relate to us, and a reconciliation of net income and shareholders' equity for the periods and as of the dates therein indicated.

Overview

Operating Results

Introduction

        Our management analyzes our financial condition and results of operations on the basis of five geographic segments based on region of production and not on where we sell our products. They are:

  •
  France,

  •
  Italy,

  •
  Rest of Europe,

  •
  United States and Canada, and

  •
  Rest of the World.

        For most purposes, we organize our management structure and internal controls on the basis of our geographic segments or national markets, rather than by product type or class, because local economic conditions are the principal factors affecting our sales and market performance.

        For information about our major subsidiaries located in these segments, see the list of principal consolidated subsidiaries in the introduction to the notes to consolidated financial statements.

        For information on the impact of fluctuations in exchange rates on our consolidated results, see "—Variations in Exchange Rates" below.

        The table below shows a breakdown of our net sales and operating income by segment in 2000, 2001 and 2002.

	Year ended December 31,
	2000		2001		2002
	€	%	€	%	€	%
	(€ in millions, except percentages)
Net sales by subsidiaries located in:
France	927	33.1	942	30.4	91.3	30.8
Italy	550	19.7	563	18.2	568	19.1
Rest of Europe(1)	439	15.7	509	16.4	502	16.9
United States and Canada	589	21.0	743	24.0	665	22.4
Rest of the World(2)	294	10.5	339	11.0	322	10.8
Total	2,799	100.0	3,096	100.0	2,970	100.0
Operating income of subsidiaries located in:
France	182	42.4	155	39.7	147	40.5
Italy	118	27.5	115	29.5	108	29.8
Rest of Europe(1)	21	4.9	26	6.7	13	3.6
United States and Canada	39	9.1	15	3.8	26	7.1
Rest of the World(2)	69	16.1	79	20.3	69	19.0
Total	429	100.0	390	100.0	363	100.0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

        In order to provide investors with information on where we sell our products, the table below shows our consolidated net sales by destination in 2000, 2001 and 2002. Sales by destination means all sales made to third parties by us in a given geographic market.

	Year ended December 31,
	2000		2001		2002
	€	%	€	%	€	%
	(€ in millions, except percentages)
Net sales to customers located in:
France	823	29.4	815	26.3	791	26.6
Italy	539	19.2	556	18.0	560	18.8
Rest of Europe(1)	453	16.2	528	17.1	518	17.5
United States and Canada	573	20.5	729	23.5	653	22.0
Rest of the World(2)	411	14.7	468	15.1	448	15.1
Total	2,799	100.0	3,096	100.0	2,970	100.0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

Factors that Affect our Results of Operations

        Net Sales.    Our net sales consist of sales less quantity discounts and rebates granted to customers. Cash discounts for prompt payment are not deducted from net sales, but are accounted for as expenses under "Other revenues (expenses)." Net sales by segment include sales of products that are exported from the segment's geographic area, but exclude all intra-group sales.

        Our various national and regional markets have different demand trends, principally as a result of local economic conditions and local living standards, which affect the level of renovation, refurbishment and new building of homes, stores and office buildings, as well as the level of corporate investment in industrial facilities. Underlying demand is also linked to the rate of real estate turnover, since newly acquired properties are frequently renovated or refurbished. We estimate that approximately 60% of our consolidated net sales are generated from the renovation market, which we believe limits our exposure to the more cyclical nature of the new construction market.

        Changes in our consolidated net sales reflect five principal factors:

  (i)
  changes in sales volume (i.e., the number of units of each product sold in each period);

  (ii)
  the "mix" of products sold, including the proportion of new or upgraded products with higher prices;

  (iii)
  changes in product sales prices (including quantity discounts and rebates, but excluding cash discounts for prompt payment, as described above);

  (iv)
  fluctuations in exchange rates between the euro and the currency in which the relevant subsidiary maintains its accounts, which affect the level of net sales from that subsidiary as expressed in euro upon consolidation; and

  (v)
  changes in the subsidiaries consolidated by us, principally as a result of acquisitions or disposals (which we refer to as "changes in the scope of consolidation").

        Consistent with our policy of decentralized management, each subsidiary sets the price of its products based on its costs and local market conditions with the local inflation rate being a key benchmark. Over the past three years, overall increases in average sales prices for our products have been slightly lower than the corresponding overall increases in inflation rates.

        Net sales are also affected by the introduction of higher value-added products within an existing product line. For instance, the sales prices for the Sagane product line range from approximately €6 for the basic Opalis switch, to approximately €22 for Xelio, the same basic switch with a choice of attractive finishing plates, approximately €37 for a dimmer, approximately €45 to €55 for an infrared detector switch and approximately €100 for a remote control switch. As users of a product line become accustomed to more sophisticated functions, our product mix is enhanced and net sales increase.

        Since January 1, 2000, changes in net sales recorded by us have been driven primarily by moderate increases and limited declines in demand in accordance with local economic conditions in our markets, as well as by changes in the scope of consolidation, particularly due to the acquisition of Wiremold in 2000.

        Cost of Goods Sold.    Cost of goods sold consists principally of the following:

  •
  Costs of materials used in production.  Approximately one-half of the cost of production materials relates to components and semi-finished goods and the other half to raw materials. We purchase locally most of the materials used in production, and as a result the prices of these materials are generally determined by local market conditions. However, we aim to increase the percentage of production materials we purchase at group-level from the current 40% to 60% in order to benefit from economies of scale and enhanced purchasing power. Costs of production materials typically account for approximately 50% of cost of goods sold;

  •
  Salary costs and payroll charges for employees involved in manufacturing.  These generally increase on an aggregate basis as sales and production volumes increase, and decline as a percentage of net sales as a result of economies of scale associated with higher production volumes. Salaries and payroll charges typically account for approximately 30% of cost of goods sold; and

  •
  The remaining cost of goods sold consists of:

  •
  depreciation of fixed assets, which have steadily increased over the past three years due to our acquisitions and capital expenditures;

  •
  outsourcing or subcontracting costs relating to services used by us on an occasional basis during periods of excess demand; and

  •
  other general manufacturing expenses, such as expenses for energy consumption.

        The main factors that influence cost of goods sold as a percentage of net sales include:

    •
    production volumes, as we achieve economies of scale through higher production volumes by spreading fixed production costs over a larger number of units produced;

    •
    the implementation of cost control measures aimed at improving productivity, including automation of manufacturing processes, reduction of fixed production costs, refinements in inventory management and the coordination of purchasing within each subsidiary and at the group level; and

    •
    product life cycles, as we typically incur higher cost of goods sold associated with manufacturing over-capacity during the initial stages of product launches and when we are phasing out discontinued products.

        Since January 1, 2000, changes in cost of goods sold have been driven primarily by variations in sales volumes, changes in the scope of consolidation, particularly as a result of the acquisition of the Wiremold group, productivity drive and changes in the average market prices of production materials.

        Administrative and Selling Expenses.    Our administrative and selling expenses consist principally of the following:

  •
  salary costs and payroll charges for sales personnel and administrative staff, which typically account for almost one-half of our administrative and selling expenses. Aggregate expenses relating to our sales personnel generally increase or decrease principally with changes in sales volume due to the need to increase or decrease sales personnel to meet changes in demand. Aggregate expenses relating to our administrative staff are generally less influenced by changes in sales volumes;

  •
  expenses related to the use and maintenance of administrative offices;

  •
  other administrative expenses, including expenses relating to logistics and information systems;

  •
  general advertising expenses, which tend to increase as we launch new, higher value-added and more expensive products that require increased marketing efforts; and

  •
  other selling expenses, such as printing costs for catalogs and expenses incurred in connection with travel and communications.

        Since January 1, 2000, changes in administrative and selling expenses resulted primarily from changes in the scope of consolidation, particularly due to the acquisition of the Wiremold group, our commitment to pursuing and even stepping up efforts in both research and development and sales & marketing, and the opening of a new logistics center in the Paris region.

        Operating Income.    Our operating income consists of net sales, less cost of goods sold, administrative and selling expenses and other operating expenses. Other operating expenses include, principally, amortization of goodwill, as well as research and development costs and employee profit sharing expenses. Operating income does not include our interest income (expense) (described below).

        In general, increases in sales volume and related increases in production volumes may generate economies of scale due to lower operating expenses per unit sold, which results in higher operating income, both in absolute terms and as a percentage of net sales. For example, in the France, Italy and the Rest of the World segments, where we have well-established market positions, operating income as a percentage of net sales is higher than in segments where our market position is less developed.

        In response to the economic downturn that began at the end of 2000 in the United States and Canada and, to a lesser extent, in a number of other countries, we implemented during 2001 a series of cost reduction measures (mainly plant closures and headcount reductions) in the United States, South America, the United Kingdom, Poland, Austria and Turkey to limit operating expenses. The expenses incurred in connection with the implementation of these measures were not significant.

        Since January 1, 2000, changes in operating income resulted primarily from the divergence between variations in cost of goods sold and administrative and selling expenses and variations in net sales over the same period, as well as from changes in the scope of consolidation, particularly due to the acquisition of the Wiremold group, which had lower operating margins than ours prior to the acquisition of the Wiremold group.

        Net Interest Expense.    Our net interest expense consists principally of interest income on cash and cash equivalents, less interest expense, including interest paid on the TSDIs, Yankee bonds and the amounts made available to us under the Senior Credit Facility. See "—Liquidity and Capital Resources."

        Changes in the Scope of Consolidation.    Consistent with our strategy of pursuing profitable revenue growth, in part through selective acquisitions of companies with high-quality products and existing market positions, we have made several acquisitions during the last three years.

        Our general policy is to consolidate or deconsolidate acquired or disposed companies and divisions on their date of acquisition or disposal in accordance with generally accepted accounting principles. However, when the consolidation or deconsolidation is not expected to have a material impact on our income or assets, we may, for reasons of practicality, consolidate or deconsolidate the acquired company or division on the first day of the fiscal year following the year during which the company or division has been acquired or disposed.

        The acquisition on July 31, 2000 of the Wiremold group, which was consolidated from August 1, 2000, contributed consolidated net sales amounting to €212 million in the last five months of 2000 and €410 million in 2001.

  Excluding the Effect of Acquisitions and Disposals

        In the discussion below, we sometimes refer to net sales or changes in net sales "excluding the effects of changes in the scope of consolidation". We believe that this measure is a useful tool in analyzing and explaining changes and trends in our historical consolidated net sales. Measures described as "excluding the effects of changes in the scope of consolidation" are computed as follows:

  Companies Acquired during the Current Period

        Where companies are acquired during the current period, the net sales of the acquired company are reflected in our consolidated statement of income for only the portion of the current period since the date of first consolidation. To analyze consolidated net sales excluding the effect of acquisitions, we include sales of the acquired company, based on sales information we receive from the party from whom we make the acquisition, for the portion of the prior period equal to the portion of the current period during which we actually consolidated the entity.

  Companies Acquired during a Prior Period

        Where companies were acquired during the prior period, the net sales of the acquired company are reflected in our consolidated statement of income for the entirety of the current period but only for the portion of the prior period since the date of first consolidation. To analyze consolidated net sales excluding the effect of acquisitions, we include sales of the acquired company, based on sales information we receive from the party from whom we make the acquisition, for the portion of the prior period during which we did not consolidate the entity.

  Disposals during the Current Period

        Where companies are disposed of during the current period, the net sales of the company disposed of are reflected in our consolidated statement of income for only the portion of the current period prior to the date of disposal and de-consolidation. To analyze consolidated net sales excluding the effects of disposals, we exclude sales of the divested company for the portion of the prior period equal to the portion of the current period subsequent to its disposal.

  Disposals during a Prior Period

        Where companies were disposed of during the prior period, the net sales of the company disposed of are not reflected in our consolidated statement of income for the current period. To analyze consolidated net sales excluding the effects of disposals, we exclude sales of the divested company for the prior period.

  Using constant exchange rates

        Our consolidated historical net sales include the effects of exchange rates differences between the euro and other currencies. To analyze consolidated net sales excluding the effects of these changes, we use constant exchange rates (by adjusting prior year reported sales using current period average exchange rates) to compare year-to-year changes in net sales. We believe that this measure is a useful tool in analyzing and explaining changes and trends in our historical consolidated net sales. This is referred to as "using constant exchange rates" in the discussions below.

  Reconciliation of Net Sales

        Summarized below is a reconciliation of net sales as reported under French GAAP to net sales excluding the effect of changes in the scope of consolidation and using constant exchange rates.

	Year ended December 31, 2001
	Consolidated	France	Italy	Rest of Europe	US and Canada	Rest of World
	(€ in millions)
Net sales as reported	3,096	942	563	509	743	339
Reconciling items:
Changes in scope of consolidation	(21)	(15)	—	(4)	—	(2)
Using constant exchange rates	(75)	—	—	(2)	(33)	(40)

Net sales as adjusted(1)	3,000	927	563	503	710	297

	Year ended December 31, 2000
	Consolidated	France	Italy	Rest of Europe	US and Canada	Rest of World
	(€ in millions)
Net sales as reported	2,799	927	550	439	589	294
Reconciling items:
Changes in scope of consolidation	350	(2)	(1)	88	224	41
Using constant exchange rates	(3)	—	—	(3)	(25)	25

Net sales as adjusted(1)	3,146	925	549	524	788	360

(1)
Represents net sales as reported excluding the effects of changes in the scope of consolidation and the use of constant exchange rates.

        Summarized below is a reconciliation of net sales as reported to net sales by destination of product adjusted for changes in the scope of consolidation and use of constant exchange rates.

	Year ended December 31, 2001
	Consolidated	France	Italy	Rest of Europe	US and Canada	Rest of World
	(€ in millions)
Net sales to customers located in:	3,096	815	556	528	729	468
Changes in scope of consolidation	(20)	(12)	—	(4)	—	(4)
Using constant exchange rates	(78)	—	—	(2)	(35)	(41)

Net adjusted sales by location as adjusted(1)	2,998	803	556	522	694	423

(1)
Represents net sales to customer location, excluding the effects of change in scope of consolidation and the use of constant exchange rates.

	Year ended December 31, 2000
	Consolidated	France	Italy	Rest of Europe	US and Canada	Rest of World
	(€ in millions)
Net sales to customers located in:	2,799	823	539	453	573	411
Changes in scope of consolidation	350	1	1	82	222	44
Using constant exchange rates	2	—	—	3	24	(25)

Net adjusted sales by location as adjusted(1)	3,151	824	540	538	819	430

(1)
Represents net sales to customer location, excluding the effects of change in scope of consolidation and the use of constant exchange rates.

Additional factors that will affect our future results of operations

        The Acquisition, the application of purchase accounting adjustments related thereto, and the related transactions will affect our future results of operations. In particular:

  •
  the increased interest rate associated with the amounts borrowed by us (compared to the interest rate for debt that was repaid) will increase our interest expense significantly; and

  •
  the acquisition of our business by KKR, Wendel and the other equity investors in Lumina Parent and any affiliated entity thereof and funds advised or managed directly or indirectly by any of them (the "Consortium") (but excluding Lumina Financing 2 SCA ("Lumina Financing 2")) from Schneider will allow us to refocus on new product development (returning research and development costs and capital expenditures to more normalized historical rates).

Overview of Comparative Periods

2002 compared to 2001

  Net Sales

        Our consolidated net sales decreased by 4.1% to €2,970 million in 2002, compared with €3,096 million in 2001. This resulted from:

  •
  a 1.4% decrease in net sales due to a decline in sales volumes, primarily in the United States;

  •
  a 0.5% increase in net sales due to increases in sales price;

  •
  a 2.6% decrease in net sales due to unfavorable fluctuations in currency exchange rates; and

  •
  a 0.6% decrease in net sales due to changes in the scope of consolidation as a result of the disposition of Appem Selfi in France and Shape in the United States.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates between the euro and other currencies, our consolidated net sales would have declined by 0.9% in 2002 compared with 2001. The decline was the result of a continuing slow economic environment in the United States and more limited declines in net sales in the France and Rest of Europe segments, which were partially offset by moderate growth in the Italy and Rest of the World segments.

        France.    Net sales of our French segment decreased by 3.1% to €913 million in 2002, compared with €942 million in 2001. This decrease was the result of a 1.5% decrease in net sales (excluding the effects of changes in the scope of consolidation), due to a depressed level of market demand in France compounded by a decrease in export sales from the French subsidiaries to markets outside France.

        Excluding the effects of changes in the scope of consolidation, the net sales to customers located in France declined by 1.6% between 2001 and 2002.

        Italy.    Net sales by our Italian segment increased by 0.9% to €568 million in 2002, compared with €563 million in 2001. This increase was driven by an exceptional contract with the Italian contracting company Enel which extended through the end of 2002 for the supply of certain types of circuit-breakers, which had a 4.2% positive impact on net sales in 2002 compared with 2001. Excluding this contract with Enel, net sales declined in 2002 by 3.1% compared to 2001, reflecting the downturn in the Italian market.

        Net sales to customers located in Italy, including sales made to Enel, increased by 0.8% between 2001 and 2002.

        The effects of changes in the scope of consolidation had no material impact on net sales in the Italy segment.

        Rest of Europe.    Net sales by our subsidiaries in the Rest of Europe segment decreased by 1.4% to €502 million in 2002, compared with €509 million in 2001. This decrease reflected a 0.3% decrease in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates, a 0.8% decrease in net sales due to changes in the scope of consolidation and a 0.3% decrease in net sales due to unfavorable fluctuations in currency exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales by destination of our products in European countries other than France and Italy (consisting of sales by our subsidiaries in the Rest of Europe segment together with sales of products imported into those countries from our subsidiaries in other segments) declined by 0.8% between 2001 and 2002. This decrease resulted principally from a decline in market demand in the United Kingdom and in Poland.

        United States and Canada.    Net sales by our subsidiaries in the United States and Canada segment decreased by 10.5% to €665 million in 2002, compared with €743 million in 2001. This decrease resulted primarily from a 5.9% decrease in net sales to customers located in the United States and Canada excluding the effects of changes in the scope of consolidation and using constant exchange rates and a 4.8% decrease in net sales due to unfavorable fluctuations in currency exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales to customers located in the United States and Canada (consisting of sales by our subsidiaries in the United States and Canada segment together with sales of products imported into the United States and Canada from our subsidiaries in other segments) declined by 5.7% between 2001 and 2002. This decline was the result of the continuing depressed market conditions in the United States, especially in the commercial and industrial sectors where most of our sales in the United States are made.

        Rest of the World.    Net sales by our subsidiaries in the Rest of the World segment decreased by 5.0% to €322 million in 2002, compared with €339 million in 2001. This decrease resulted from an 11.7% decrease in net sales due to unfavorable fluctuations in currency exchange rates, especially in Brazil and in Chile, and a 0.6% decrease in net sales due to changes in the scope of consolidation, partially compensated by an 8.2% increase in net sales excluding the effect of acquisitions and using constant exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales by customers located in countries in the Rest of the World (consisting of sales by our subsidiaries in the Rest of the World segment together with sales of products imported into those countries from our subsidiaries in other segments) increased by 6.0% between 2001 and 2002. This increase was principally driven by strong sales in Mexico, Chile, South Korea, Thailand and India.

  Operating Expenses

  Cost of goods sold

        Our consolidated cost of goods sold decreased by 5.6% to €1,650 million in 2002 from €1,748 million in 2001, while consolidated net sales decreased by 4.1% over the same period. The decrease in consolidated cost of goods sold resulted primarily from:

  •
  a 4.1% decrease in consolidated net sales;

  •
  a decrease in the average market price of production materials used by us over the period. This effect was partially offset by the fact that we recorded higher sales of products with a higher ratio of production materials to sales of our sales volume from products which require more production materials; as a percentage of net sales, the cost of production materials decreased to 28.6% in 2002 compared to 29.4% in 2001; and

  •
  the cost cutting measures implemented in 2001 in response to the depressed economic environment.

        Overall, our consolidated cost of goods sold as a percentage of consolidated net sales decreased to 55.6% in 2002 compared with 56.5% in 2001.

        France.    Cost of goods sold in the France segment decreased by 6.1% to €443 million in 2002 from €472 million in 2001, while net sales decreased by 3.1% over the same period. The decrease in cost of goods sold resulted mainly from (i) the reduction in purchases of production materials due to lower net sales, (ii) a decrease in the average purchase price of production materials, and (iii) on-going reductions in the production inefficiencies at two of our French sites which increased cost of goods sold in the France segment in 2001. As a percentage of net sales, cost of goods sold in the France segment decreased to 48.5% in 2002 from 50.1% in 2001.

        Italy.    Cost of goods sold in the Italy segment increased by 3.1% to €304 million in 2002 from €295 million in 2001, while net sales increased by 0.9% over the same period. This increase in the cost of goods sold resulted mainly from the increase in purchases of, as a percentage of net sales, production materials needed to manufacture goods sold to Enel, partially compensated by a decrease in the average purchase price of production materials as well as by the reduction in purchases of production materials due to lower net sales (excluding the contract with Enel). Cost of goods sold in the Italy segment increased as a percentage of net sales, to 53.5% in 2002 from 52.4% in 2001.

        Rest of Europe.    Cost of goods sold in the Rest of Europe segment decreased by 2.4% to €330 million in 2002 from €338 million in 2001, while net sales decreased by 1.4% over the same period. This decrease resulted primarily from (i) a reduction in purchases of production materials due to the lower net sales, (ii) a decrease in the average purchase price of production materials, and (iii) the effect of workforce reductions implemented in 2001 to respond to a decline in demand due to an economic slowdown in this region. As a result of these reductions, the average number of employees in production decreased by 3.7% (approximately 110 employees) from 2001 to 2002. Cost of goods sold in the Rest of Europe segment decreased, as a percentage of net sales, to 65.7% in 2002 compared with 66.4% in 2001.

        United States and Canada.    Cost of goods sold in the United States and Canada segment decreased by 13.5% to €402 million in 2002 from €465 million in 2001, while net sales decreased by 10.5% over the same period. This decrease resulted primarily from (i) a reduction in purchases of production materials due to lower net sales, (ii) a decrease in the average purchase price of production materials, and (iii) the effect of workforce reductions implemented in 2001 and continued in 2002. As a result of these cuts, the average number of employees in production decreased by 5.5% (approximately 130 employees) from 2001 to 2002. Cost of goods sold in the United States and Canada segment, as a percentage of net sales, decreased to 60.5% in 2002 from 62.6% in 2001.

        Rest of the World.    Cost of goods sold in the Rest of the World segment decreased by 3.9% to €171 million in 2002 from €178 million in 2001, while net sales decreased by 5.0% over the same period. The decrease in the cost of goods sold due to lower net sales was more than offset by an increase in the average purchase price of production materials. As a percentage of net sales, the cost of goods sold in the Rest of the World segment increased slightly to 53.1% in 2002 from 52.5% in 2001.

  Administrative and selling expenses

        Our consolidated administrative and selling expenses decreased by 1.2% to €766 million in 2002 from €775 million in 2001, while consolidated net sales decreased by 4.1% over the same period.

        The decrease in consolidated administrative and selling expenses was principally driven by the decrease in the administrative and selling expenses in the United States and Canada segment, attributable to lower net sales, the cost-cutting measures implemented in 2001 and 2002, and fluctuations in exchange rates, partially offset by (i) the costs related to opening a new distribution center in France in 2001 and (ii) increased advertising and commercial expenses to support sales, especially in the Rest of Europe and Rest of the World segments.

        As a percentage of net sales, consolidated administrative and selling expenses increased to 25.8% in 2002 from 25.0% in 2001.

        France.    Administrative and selling expenses in the France segment increased by 6.0% to €267 million in 2002 from €252 million in 2001, while net sales decreased by 3.1% over the same period. This increase was mainly due to remaining costs related to the opening, in the second half of 2001, of a new logistics center in the Paris region and the closing of the former center in the Limoges region to improve the distribution process in France, as well as expenses incurred to develop our export department. As a percentage of net sales, administrative and selling expenses in the France segment increased to 29.2% in 2002 from 26.8% in 2001.

        Italy.    Administrative and selling expenses in the Italy segment remained flat at €115 million in 2002 and 2001, while net sales increased by 0.9% over the same period. As a percentage of net sales, administrative and selling expenses in the Italy segment decreased to 20.2% in 2002 from 20.4% in 2001.

        Rest of Europe.    Administrative and selling expenses in the Rest of Europe segment increased by 2.3% to €133 million in 2002 from €130 million in 2001, while net sales decreased by 1.4% over the same period. This increase resulted mainly from an increase in advertising and promotion expenses incurred to support our sales in depressed market conditions. As a result, administrative and selling expenses in the Rest of Europe segment increased, as a percentage of net sales, to 26.5% in 2002 from 25.5% in 2001.

        United States and Canada.    Administrative and selling expenses in the United States and Canada segment decreased by 12.1% to €181 million in 2002 from €206 million in 2001. This decrease resulted primarily from the reorganization of certain administrative functions and sales forces, while net sales decreased by 10.5% over the same period. As a percentage of net sales, administrative and selling expenses decreased to 27.2% in 2002 from 27.7% in 2001.

        Rest of the World.    Administrative and selling expenses in the Rest of the World segment decreased by 2.8% to €70 million in 2002 from €72 million in 2001, while net sales decreased by 5.0% over the same period. As a percentage of net sales, administrative and selling expenses in the Rest of the World segment increased to 21.7% in 2002 from 21.2% in 2001.

  Operating income

        Our consolidated operating income decreased by 6.9% to €363 million in 2002 from €390 million in 2001. This decrease in consolidated operating income resulted primarily from:

  •
  a 4.1% decrease in consolidated net sales in 2002 compared to 2001;

  •
  a 19.2% increase in goodwill amortization (which includes the impairment of goodwill related to a United Kingdom subsidiary)

  •
  a 1.2% decrease in administrative and selling expenses in 2002 compared to 2001.

        Consolidated operating income as a percentage of consolidated net sales decreased to 12.2% in 2002 from 12.6% in 2001. Before goodwill amortization charges, consolidated operating income as a percentage of consolidated net sales remained flat at 14.1%.

        France.    Operating income in the France segment decreased by 5.2% to €147 million in 2002 from €155 million in 2001. This decrease was due to the fact that (i) administrative and selling expenses increased by 6.0%, and (ii) research and development expenses increased by 2.8% from 2001 to 2002, while net sales decreased by 3.1%. As a percentage of net sales, operating income in the France segment declined to 16.1% in 2002 from 16.5% in 2001.

        Italy.    Operating income in the Italy segment decreased by 6.1% to €108 million in 2002 from €115 million in 2001. This decrease was due to the fact that cost of goods sold increased by 3.1% from 2001 to 2002, while net sales increased only by 0.9%. As a percentage of net sales, operating income in the Italy segment declined to 19.0% in 2002 from 20.4% in 2001.

        Rest of Europe.    Operating income in the Rest of Europe segment decreased by 50.0% to €13 million in 2002 from €26 million in 2001. This decrease was principally due to (i) a 1.4% decrease in net sales from 2001 to 2002 and (ii) an increase of goodwill amortization to €17 million in 2002 from €7 million in 2001. As a percentage of net sales, operating income in the Rest of Europe segment declined to 2.6% in 2002 from 5.1% in 2001.

        United States and Canada.    Operating income in the United States and Canada segment increased by 73.3% to €26 million in 2002 from €15 million in 2001. This increase was mainly due to (i) a 13.5% decrease in cost of goods sold from 2001 to 2002, and (ii) a 12.1% decrease in administrative and selling expenses over the same period, which more than offset the 10.5% decrease in net sales over the same period. As a percentage of net sales, operating income in the United States and Canada segment increased to 3.9% in 2002 from 2.0% in 2001. Before amortization of goodwill, operating income in the United States and Canada segment, as a percentage of net sales, increased to 7.8% in 2002 from 5.7% in 2001.

        Rest of the World.    Operating income in the Rest of the World segment decreased by 12.7% to €69 million in 2002 from €79 million in 2001. This decrease was due to a reduction of 3.9% in cost of goods sold from 2001 to 2002, while net sales decreased by 5.0% over the same period. As a percentage of net sales, operating income in the Rest of the World segment declined to 21.4% in 2002 from 23.0% in 2001.

  Net interest expense

        Our consolidated net interest expense (including interest relating to the TSDIs) decreased by 37.0% to €58 million in 2002 from €92 million in 2001. As a percentage of net sales, net interest expense decreased to 2.0% in 2002 from 3.0% in 2001. The increase was mainly due to:

  •
  a decrease in the average interest rate on our debt to 4.7% in 2002 from 5.8% in 2001 due to a decrease in prevailing market interest rates; and

  •
  a 38.6% decrease in the average net debt (TSDIs, long-term and short-term borrowings, including commercial paper and bank overdrafts, less cash and cash equivalents, marketable securities and restricted cash) to €855 million in 2002 from €1,392 million in 2001, due to tight monitoring of working capital, stricter control of capital expenditures and the sale of Schneider Electric shares received in exchange for treasury stock tendered in response to its public offer.

        Interest on the TSDIs, which includes the impact of the associated hedging swaps, decreased slightly to €24 million in 2002 from €28 million in 2001. See "Liquidity and Capital Resources—Cash Flows—TSDIs" and note 13 to our consolidated financial statements for a description of the TSDIs and associated hedging activities.

  Income tax

        Our consolidated income tax expenses decreased by 8.9% to €51 million in 2002 from €56 million in 2001, reflecting mainly:

  •
  a higher tax rate on the profits of the Italian subsidiaries in 2000 and 2001 resulting from asset revaluations; these asset revaluations receive beneficial tax treatment over current and future periods resulting in additional deductible amortization expenses

  •
  partially compensated by the reduction in the French income tax rate to 35.43% from 36.43% and by the impact of intercompany assets depreciation that resulted in current tax savings in France

  Net income

        Our consolidated net income increased by 5.1% to €186 million in 2002 from €176 million in 2001, resulting primarily from the decrease of interest expenses and other expenses, which more than offset the decrease of consolidated operating income. As a percentage of consolidated net sales, consolidated net income increased to 6.3% in 2002 from 5.7% in 2001.

2001 Compared to 2000

  Net Sales

        Our consolidated net sales increased by 10.6% to €3,096 million in 2001, compared with €2,799 million in 2000. This resulted primarily from:

  •
  a 12.5% increase in net sales due to the consolidation of the Wiremold group, Quintela, Tegui, Lorenzetti and Horton Controls;

  •
  a 0.1% decrease in net sales due to unfavorable fluctuations in currency exchange rates;

  •
  a 2.1% decrease in net sales due to a fall in sales volumes, primarily in the United States;

  •
  a 0.6% increase in net sales due to increases in the price of products sold.

        Excluding the effect of acquisitions and using constant exchange rates between the euro and other currencies, our consolidated net sales would have declined by 1.6% in 2001 compared with 2000. The decline was the result of a sharp economic downturn in the United States and a more limited decline in net sales in the Rest of Europe segment, which were partially offset by moderate growth in the France, Italy and the Rest of the World segments.

        France.    Net sales by our French subsidiaries increased by 1.6% to €942 million in 2001, compared with €927 million in 2000. This increase was mainly attributable to the level of market demand outside France, which drove up export sales from the French subsidiaries, particularly in the Rest of Europe segment and in Asia.

        The French domestic market, on the other hand, experienced a limited downturn, as a result of the slowing economy. Net sales by destination of our products in France declined by 1.1% between 2000 and 2001.

        Italy.    Net sales by our Italian subsidiaries increased by 2.4% to €563 million in 2001, compared with €550 million in 2000. This increase was driven by:

  •
  moderate growth in the Italian market, especially in the residential and commercial buildings sectors and, to a lesser extent, in the industrial buildings sector, and

  •
  the continued success of recent products such as the BTnet range of VDI products, which was introduced in 1999, and the successful launch of the "My Home" domotic system at the end of 2000.

        Net sales by destination of our products in Italy increased by 3.2% between 2000 and 2001.

        Rest of Europe.    Net sales by our subsidiaries in the Rest of Europe segment increased by 15.9% to €509 million in 2001, compared with €439 million in 2000. This increase reflected principally:

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

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of our products in European countries other than France and Italy would have declined by 1.7% between 2000 and 2001. This decrease resulted principally from a decline in market demand in Germany, the United Kingdom and Turkey. These unfavorable market trends were, however, partially offset by moderate growth in market demand in Greece, Portugal and Spain.

        United States and Canada.    Net sales by our subsidiaries in the United States and Canada segment increased by 26.1% to €743 million in 2001, compared with €589 million in 2000. This resulted primarily from:

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

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of our products in the United States and Canada declined by 11.0% between 2000 and 2001. This decline was the result of the economic downturn in the United States and Canada, which was compounded by the effect of the terrorist attacks of September 11, 2001. The slowdown was particularly sharp in the commercial and industrial sector, resulting, for instance, in a limited rate of installation of electrical fittings in newly built office space because numerous existing office buildings were being vacated.

        Rest of the World.    Net sales by our subsidiaries in the Rest of the World segment increased by 15.3% to €339 million in 2001, compared with €294 million in 2000. This resulted primarily from:

  •
  a 13.7% increase in net sales due to the consolidation of Lorenzetti in Brazil and of the Wiremold subsidiary in China; and

  •
  a 7.4% decrease in net sales due to unfavorable fluctuations in currency exchange rates.

        Excluding the effect of acquisitions and using constant exchange rates, sales by subsidiaries in the Rest of the World segment would have increased by 9.5% between 2000 and 2001.

        Excluding the effect of acquisitions and using constant exchange rates, net sales by destination of our products in countries in the rest of the world would have increased by 8.7% between 2000 and 2001. This increase was principally driven by strong sales recorded in Mexico, Colombia, Thailand and India.

  Operating Expenses

Cost of goods sold

        Our consolidated cost of goods sold increased by 13.6% to €1,748 million in 2001 from €1,539 million in 2000, while consolidated net sales increased by 10.6% over the same period. The increase in cost of goods sold resulted primarily from:

  •
  the consolidation of the Wiremold group, which accounted for a 5.9% increase in the cost of goods sold;

  •
  to a lesser extent, the consolidation of Quintela, Tegui, Lorenzetti and Horton Controls; and

  •
  production and manufacturing inefficiencies recorded in France in particular.

        These factors were partly offset by a decrease in the average market prices of production materials used by us over the period. However, the cost of production materials increased slightly as a percentage of net sales to 29.4% in 2001 compared with 29.1% in 2000 as we recorded a greater portion of its sales volume from products which require more production materials.

        Overall, our cost of goods sold as a percentage of consolidated net sales increased to 56.5% in 2001 compared with 55.0% in 2000.

        In 2001, in order to adjust to the depressed economic environment, we implemented a series of cost cutting measures in the United States, South America, the United Kingdom, Poland, Austria and Turkey. The expenses incurred in connection with these measures were not significant.

        France.    Cost of goods sold in the France segment increased by 6.8% to €472 million in 2001 from €442 million in 2000, while consolidated net sales increased by 1.6% over the same period. As a percentage of net sales, cost of goods sold in the France segment increased to 50.1% in 2001 from 47.6% in 2000. The increase in cost of goods sold resulted mainly from production inefficiencies at two of our French sites. One site suffered increased costs of goods sold due to organizational problems, ranging from production to logistics, caused by local management, and exacerbated during the installation of a new information system. The other site incurred higher costs due to the launch of new products.

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

        United States and Canada.    Cost of goods sold in the United States and Canada segment increased by 29.9% to €465 million in 2001 from €358 million in 2000, compared to a 26.1% increase in net sales. This increase resulted primarily from:

  •
  a 27.2% increase due to the inclusion of the Wiremold group in our consolidated financial statements for twelve months in 2001 compared with five months in 2000; and

  •
  a 3.1% increase due to fluctuations in currency exchange rates.

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

        As part of its ongoing productivity plans, we reduced our workforce by 10% in Colombia and 3% in Brazil.

Administrative and selling expenses

        Our consolidated administrative and selling expenses increased by 14.5% to €775 million in 2001 from €677 million in 2000, while consolidated net sales increased by 10.6% over the same period. The increase in selling and administrative expenses was principally driven by:

  •
  the consolidation of the Wiremold group, which accounted for a 7.8% increase and, to a lesser extent, Quintela, Tegui and Lorenzetti; and

  •
  an increase in advertising expenses to promote new higher value-added products, particularly in France and in Italy, as well as the opening of a new logistics center in France.

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

  Operating income

        Our consolidated operating income decreased by 9.1% to €390 million in 2001 from €429 million in 2000, compared with a 16.9% increase from 1999 to 2000. The decrease in operating income resulted primarily from:

  •
  a 13.6% increase in cost of goods sold together with a 14.5% increase in administrative and selling expenses from 2000 to 2001, which more than offset the 10.6% increase in net sales over the same period; and

  •
  a €18 million increase in goodwill amortization charges, mainly due to the consolidation of the Wiremold group.

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

        Italy.    Operating income in the Italy segment declined by 2.5% to €115 million in 2001 from €118 million in 2000. This decrease was due to the fact that cost of goods sold increased by 1.4% and administrative and selling expenses by 6.5% from 2000 to 2001, while net sales increased only by 2.4%. As a percentage of net sales, operating income declined to 20.4% in 2001 from 21.5% in 2000.

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

        United States and Canada.    Operating income in the United States and Canada segment declined by 61.5% to €15 million in 2001 from €39 million in 2000. This decrease was due to:

  •
  a 29.9% increase in cost of goods sold together with a 32.1% increase in administrative and selling expenses from 2000 to 2001, which more than offset the 26.1% increase in net sales over the same period; and

  •
  a €12 million increase in goodwill amortization charges, due mainly to the consolidation of the Wiremold group for the full twelve months in 2001.

        As a percentage of net sales, operating income declined to 2.0% in 2001 from 6.7% in 2000. Before amortization of goodwill, operating income as a percentage of net sales declined to 5.7% in 2001 from 9.2% in 2000.

        Rest of the World.    Operating income in the Rest of the World segment increased by 14.5% to €79 million in 2001 from €69 million in 2000. This increase was due to the 15.3% increase in net sales from 2000 to 2001, which was only partially offset by a 17.9% increase in cost of goods sold, a 16.1% increase in administrative and selling expenses over the same period, and a €2 million increase in goodwill amortization charges due to the consolidation of Wiremold's subsidiary in China and Lorenzetti in Brazil.

        As a percentage of net sales, operating income declined to 23.0% in 2001 from 23.8% in 2000. Before amortization of goodwill, operating income as a percentage of net sales remained stable at 24.8% in 2001 and 24.7% in 2000.

  Net interest expense

        Our consolidated net interest expense (including interest relating to the TSDIs) increased by 43.8% to €92 million in 2001 from €64 million in 2000. As a percentage of net sales, net interest expense increased to 3.0% in 2001 from 2.4% in 2000. The increase was mainly due to an increase in the amount of outstanding debt as a result of new financings obtained to effect acquisitions, particularly the acquisition of the Wiremold group, which was only partially offset by a decrease in the average interest rate on our debt to 5.8% in 2001 from 7.2% in 2000 due to a decrease in prevailing market interest rates. Average net debt (TSDIs, long-term and short-term borrowings, including commercial paper and bank overdrafts, less cash and cash equivalents and marketable securities) amounted to €1,562 million in 2001, compared to €879 million in 2000.

        Interest on the TSDIs, which includes the impact of the associated hedging swaps, remained stable at €28 million in 2001 compared with €29 million in 2000. See "Liquidity and Capital Resources—TSDIs" and note 12 to our audited consolidated financial statements for a description of the TSDIs and associated hedging activities.

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

  Income tax

        Our consolidated income tax expenses decreased by 47.2% to €56 million in 2001 from €106 million in 2000, reflecting mainly the decrease in our effective income tax rate to 24.3% in 2001 from 31.1% in 2000. This decrease was mainly due to:

  •
  the reduction in the French income tax rate to 36.43% from 37.77%; and

  •
  a lower tax rate on the profits of the Italian subsidiaries, as a result of a new tax benefit in connection with asset revaluations.

  Net income

        Our consolidated net income decreased by 25.1% to €176 million in 2001 from €235 million in 2000. This decrease resulted primarily from:

  •
  a 9.1% decrease in operating income;

  •
  a 43.8% increase in net interest expense; and

  •
  non-recurring expenses of €18 million before taxes relating to Schneider's exchange offer.

        As a percentage of net sales, consolidated net income decreased to 5.7% in 2001 (or 6.1% excluding the non-recurring expenses incurred in connection with Schneider's exchange offer) from 8.4% in 2000.

Liquidity and Capital Resources

  Historical cash flows

        The table below summarizes our cash flows for 2000, 2001 and 2002

	Year ended December 31
	2000	2001	2002
	(€ in millions)
Working capital provided from operations	427	383	413

Net cash provided from operating activities	244	402	469
Net cash (used in) provided from investing activities	(1,061)	(176)	394
Net cash (used in) provided from financing activities	892	(74)	(867)

Increase (reduction) in cash and cash equivalents	76	151	(25)

  Working capital provided from operations

        Working capital provided from operations represents net income attributable to us before non-cash charges, principally depreciation and amortization and changes in long-term deferred taxes and other long-term assets and liabilities. Working capital provided from operations increased by 7.8% or €30 million, to €413 million in 2002 from €383 million in 2001.

        Working capital provided from operations decreased between 2000 and 2001 by 10.3% or €44 million, to €383 million in 2001 from €427 million in 2000. The three-year period was characterized by continued increases in depreciation charges for tangible assets and amortization charges for intangible assets, due to changes in the scope of consolidation, principally arising from the acquisition of the Wiremold group. The main factors affecting changes in working capital provided from operations were changes in net income, which increased between 2001 and 2002 by 5.7%, and changes in depreciation of intangible assets, which increased between 2001 and 2002 by 16.9%.

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

        Our net cash from operating activities amounted to €469 million in 2002, compared to €402 million in 2001, a 16.7% increase. The increase in net cash provided from operating activities of €67 million in 2002 was attributable to favorable changes in operating assets and liabilities (principally inventories, accounts receivable and accounts and notes payable) in 2002.

  Net cash used in, or provided by, investing activities

        Our net cash provided from investing activities in 2002 amounted to €394 million, compared with net cash used in investing activities of €176 million in 2001 and €1,061 million in 2000. The significant increase in the amount of net cash provided from investing activities in 2002 occurred due to (i) the sale of Schneider Electric shares received in exchange of treasury stock tendered in response to its public offer, and (ii) the proceeds from sales of marketable securities which were used in the refinancing of the existing debt following the Acquisition.

        Capital expenditures amounted to €154 million in 2002, a decrease of 18.5% from €189 million in 2001. The decrease in capital expenditures to 5.2% of net sales recorded in 2002 is mainly attributable to stricter control of capital expenditures, notably those targeting an increase in production capacity, due to depressed economic climate.

        Our policy remains to invest actively in internal growth through capital expenditures, principally on equipment for manufacturing new product lines. Major projects implemented since December 31, 2000 have included the following:

  •
  renewal of wiring devices ranges for the "Germanic" standard countries (including Germany, Austria, Hungary, Spain and Turkey);

  •
  implementation of a new supply chain management system for Legrand-branded products in Europe; and

  •
  industrialization of several new ranges for specific national markets, such as the Pial+ (Brazil) and the Quinzino (Mexico) ranges of switches and sockets.

  Net cash used in, or provided by, financing activities

        Amounts of net cash used in, or provided by, financing activities relate primarily to dividend and share buy-back payments, as well as increases or reductions in debt.

        The significant amount of cash used in investing activities in 2002 reflected the various steps implemented to refinance the existing debt following the Acquisition.

        The remaining changes in our net cash used in, or provided by, financing activities for the three years ended December 31, 2002 was primarily attributable to share buy-backs of €83 million in 2000 and the dividends referred to below:

	Year ended December 31
	2000	2001		2002
	(€ in millions)
Preferred non-voting shares	20	20		0
Ordinary shares	37	40		0
Total	57	60	(1)	0

(1)
This dividend payment generated the payment of a précompte of €8 million, so that the total amount paid by us was €68 million.

        We did not issue any shares during the three-year period, other than as a result of the exercise of employee stock options.

  Historical Debt

        Our gross debt (defined as the sum of TSDIs, long-term borrowings and short-term borrowings, including commercial programs and bank overdrafts) amounted to €1,633 million as of December 31, 2002, compared to €2,526 million as of December 31, 2001. Our cash and cash equivalents and marketable securities amounted to €628 million as of December 31, 2002, compared to €1,134 million as of December 31, 2001. Our total net debt (defined as gross debt less cash and cash equivalents, marketable securities and restricted cash) amounted to €855 million as of December 31, 2002, compared to €1,392 million as of December 31, 2001.

        The ratio of net debt to shareholders' equity was 48% as of December 31, 2002, compared to 78% as of December 31, 2001.

        Our borrowed funds consisted principally of the following as of December 31, 2002:

  •
  approximately €215 million of indebtedness under the TSDIs, issued on December 1990 and March 1992 through a private placement, in an aggregate nominal value of Fr3,000 million (€457 million) in 1990 and Fr2,000 million (€305 million) in 1992, respectively.

  •
  Approximately €382 million under the 8.5% Yankee bonds, issued on February 14, 1995 and due February 15, 2025, with an aggregate principal amount of $400 million.

  •
  Other debt amounting to €1,036 million as of December 31, 2002, compared to €1,809 million as of December 31, 2001. This debt consisted of: (i) other long-term debt of €317 million as of December 31, 2002, compared to €521 million as of December 31, 2001 and (ii) short-term debt of €719 million as of December 31, 2002, compared to €1,288 million as of December 31, 2001. A significant portion of our historical short-term debt was comprised of commercial paper bearing interest based on EONIA, typically with a maturity of one-month. The amount of commercial paper outstanding was €508 million as of December 31, 2002 compared to €908 million as of December 31, 2001. The average interest rate for our commercial paper issuances amounted to 3.4% in 2002 compared to 4.4% in 2001. The decrease in short-term debt in 2002 mainly reflects the reduction in commercial paper and bank overdrafts.

        For further information on our other debt, see notes 13 - 16 to our audited consolidated financial statements. For information on capital leases, see note 3(b) to our audited consolidated financial statements.

        Our gross debt amounted to €2,526 million as of December 31, 2001, compared to €2,480 million as of December 31, 2000. Our cash and cash equivalents and marketable securities amounted to €1,134 million as of December 31, 2001, compared to €949 million as of December 31, 2000. Our total net borrowed funds amounted to €1,392 million as of December 31, 2001, compared to €1,531 million as of December 31, 2000. The ratio of net debt to shareholders' equity was 111%, 78% and 48% as of December 31, 2000, 2001 and 2002, respectively.

Liquidity and Capital Resources

        Historically, our principal uses of cash have been for working capital, capital expenditure, research and development, acquisitions and debt service. We have funded these requirements with cash flows from operations, commercial paper programs, bank overdrafts and long-term borrowings (primarily in the form of the Yankee bonds and the TSDIs). Following the Acquisition and the related transactions, our indebtedness and debt service requirements have increased significantly, and we no longer benefit from access to the commercial paper market to fund short-term liquidity requirements.

  Senior Credit Facility

        The Company, Legrand SNC and Legrand Holdings, Inc. are currently among the borrowers under the Senior Credit Facility, dated July 26, 2002 as amended and restated on December 5, 2002 (the "Senior Credit Facility"), among FIMAF, Lumina Financing 1, certain subsidiaries of FIMAF, including the Company and Credit Suisse First Boston (Europe) Limited, Lehman Brothers International (Europe) and the Royal Bank of Scotland plc as mandated joint lead arrangers, Credit Suisse First Boston International, Lehman Brothers Bankhaus AG London Branch and the Royal Bank of Scotland plc and other financial institutions listed therein as lenders and the Royal Bank of Scotland as the facility agent.

        The facilities provided to the borrowers pursuant to the Senior Credit Facility consist of three term facilities (Term A Advance (€722 million), Term B Advance (€425 million) and Term C Advance (€425 million)), a borrowing base facility (up to €300 million or an amount equal to 80% of eligible receivables of the borrower. Receivables are eligible if they, among other things, relate to goods or services which have already been supplied, are not more than 60 days overdue, are not in dispute, have arisen in the normal course of business, do not exceed certain limitations on the total amount of eligible receivables relating to a single borrower and in respect of which finance parties under the Senior Credit Facility may take a first priority security assignment or equivalent security) and a revolving credit facility (up to €250 million). In addition there was a bridge facility in the amount of €100 million which was later cancelled. All of these facilities were fully drawn as of December 31, 2002 other than the revolving credit facility (which remained undrawn).

        The term advances under the Senior Credit Facility were partially funded through a special purpose financing company organized in Luxembourg which utilized the proceeds of those advances to purchase funding bonds of our parent company FIMAF; some of the term advances were funded directly to the Company and its subsidiaries.

  Interest Rates and Fees

        The interest rate on each advance under the Senior Credit Facilities for each interest period is the rate per annum determined by the Facility Agent to be the aggregate of the applicable (x) margin (see below), (y) EURIBOR (in the case of an advance denominated in euro) or LIBOR (in the case of an advance denominated in a currency other than euro) and (z) any mandatory cost. Interest accrues daily from and including the first day of an Interest Period (as defined in the Senior Credit Facility) and is calculated on the basis of a 360 day year or (in the case of a Sterling advance) a 365 day year.

        The margins for the Term A Advance, the Term B Advance, the Term C Advance, the borrowing base facility and the Revolving Facility are 2.25%, 2.75%, 3.25%, 2.25% and 2.25% respectively. There is a margin adjustment mechanism in relation to the margin applicable to the Term A Advance, the Term B Advance, the borrowing base facility and the revolving facility which can be triggered at any time after the first anniversary of the date of the closing of the Acquisition if our and our subsidiaries' quarterly consolidated management accounts delivered to the Facility Agent show that for the last four accounting quarters ending on the date on which such accounts are most recently drawn up, the ratio of our total net debt to EBITDA is below the thresholds set out in the Senior Credit Facility (in which case the applicable margin will be reduced to the amount specified in the Senior Credit Facility).

        Pursuant to the Senior Credit Facility, the Company and its subsidiaries to whom the lenders made funds available under the Senior Credit Facility is obligated to pay the following fees to the lenders in respect of the amounts made available to each of them:

  •
  with respect to the Revolving Facility, 0.625% annually on the daily aggregate amount of the undrawn portion of the Revolving Facility minus the amount of any ancillary facility made available under the senior credit agreement;

  •
  with respect to the Borrowing Base Facility, 0.625% annually on the daily aggregate amount of the undrawn portion of the Borrowing Base Facility;

  •
  a commission at a rate equal to the margin applicable to the Revolving Facility on the relevant Lender's maximum actual and/or contingent liability from day to day in respect of any bank guarantee issued by that Lender under the Revolving Facility, payable quarterly in arrear; and

  •
  0.125% per annum from day to day on the maximum actual and/or contingent liability of the issuing bank Lender under any bank guarantee issued under the Revolving Facility.

        All fees payable under the Senior Credit Facility are payable exclusive of any value added tax or other similar tax charge on or in connection with those fees.

        FIMAF, the Company and certain of our operating subsidiaries have guaranteed all or some of the borrowings outstanding under the Senior Credit Facility (including the senior funding bonds as described below). Legrand SA, Legrand SNC, Legrand Holding, Inc., Pass & Seymour, Inc., The

Wiremold Company Inc., Ortronics, Inc., PB Finelectric BV, Desmag SA, BTicino de Mexico SA de CV, EEI Electric BV, BTicino NV, BTicino Quintela SL, Legrand UK Limited, Legrand Electrics Limited, Power Center Limited, Wiremold Limited, AE Chessy SAS, and The Watt Stopper Holding, Inc. are guarantors under the Senior Credit Facility. In addition, certain of the assets of the borrowers and guarantors have been pledged as collateral to secure the amounts borrowed under the Senior Credit Facility. The pledges and security interests include pledges and security interests over shares in certain material subsidiaries (including Legrand SNC, Planet Wattohm SNC, in France, and our subsidiaries in other jurisdictions such as the UK, Luxembourg, Spain and Belgium), business receivables, bank accounts, certain intellectual property and certain other French assets. Certain US subsidiaries of the Company, including The Wiremold Company, have granted pledges over shares in their material subsidiaries, real and intellectual property and receivables. EEI BV has granted pledges over shares in BTicino and Legrand SNC has granted pledges over its business, bank accounts and receivables. In addition each obligor under the Senior Credit Facility has agreed to grant such further security over its material assets as is legally possible and reasonably practicable and not unreasonably costly (including pledges of shares of certain material subsidiaries, other subsidiaries with material assets, assignments of receivables and pledges over certain bank accounts). Each of the foregoing security is limited so that the maximum amount that can be secured by any mortgage granted over plant, property and equipment by us and certain of our subsidiaries in connection with the amounts outstanding under the Senior Credit Facility is limited to the amount that can be secured under the indenture relating to the Yankee bonds without creating a requirement to cause the Yankee bonds to be equally and rateably secured by such collateral.

        Each guarantor, subject to certain legal limitations set out in the Senior Credit Facility, irrevocably and unconditionally and jointly and severally (i) guarantees to each lender and the other finance parties punctual performance by each borrower and guarantor, other than Lumina Financing 1 Sarl ("Lumina Financing 1"), of all such obligor's obligations under the Senior Credit Facility and (ii) undertakes with each lender and finance party under the Senior Credit Facility that whenever an obligor other than Lumina Financing 1 does not pay any amount when due under or in connection with any senior finance document (other than the senior funding bonds), that guarantor shall immediately pay that amount as if it were the principal obligor and (iii) agrees to indemnify each finance party immediately upon demand against any cost, loss or liability suffered by that finance party as a result of the guarantee being unenforceable, invalid or illegal.

        Pursuant to the senior funding bonds guarantee entered into on December 10, 2002, certain of our subsidiaries, including PB Finelectric BV, Desmag SA, BTicino de Mexico SA de CV, EEI Electric BV, Pass & Seymour Inc., The Wiremold Company and Ortronics Inc., irrevocably and unconditionally guaranteed to Lumina Financing 1: (i) punctual performance by FIMAF of its obligations under the senior funding bonds, (ii) payment on demand of any amounts due to Lumina Financing 1 under the senior funding bonds in the event of failure by FIMAF to pay such amounts, (iii) indemnity to Lumina Financing 1 for any cots, loss or liability suffered by Lumina Financing 1 if any guarantee by FIMEP becomes invalid, unenforceable or illegal.

        The obligations of each guarantor under the Senior Credit Facility and the senior funding bonds extend to the ultimate balance of all amounts payable under the Senior Credit Facility and/or senior funding bonds respectively, regardless of any intermediate payment or discharge in whole or in part. However, to comply with local laws, the obligations of the guarantors are subject to limitations on the amounts guaranteed (which may be contained in the Senior Credit Facility or an accession document by which any of our subsidiaries became guarantor under the Senior Credit Facility in respect of guarantees under the Senior Credit Facility or the senior funding bonds guarantee in respect of guarantees under senior funding bonds). With respect to guarantees by subsidiaries incorporated in the United States, the maximum liability thereunder is limited to the amount which can be guaranteed by such guarantor under applicable United States federal and state laws relating to the insolvency of debtors. Furthermore, limitations are placed on guarantees of the obligations of US holding companies in respect of guarantees by their subsidiaries and pledges of the stock of their subsidiaries where such guarantees would have material adverse tax consequences for such US obligor. Each guarantee by a French guarantor is limited to (i) a guarantee of the obligations of such guarantor's subsidiaries under the Senior Credit Facility and (ii) a guarantee of the obligations of each other obligor, but limited to an amount equal to the amounts borrowed (directly or through intercompany loan) by such French guarantor under the Senior Credit Facility. Guarantees by the Luxembourg entities are limited to the greater of a percentage of current "own funds" (capitaux propres) or own funds on the date of the guarantee. Other guarantees are limited under similar provisions. The lenders under the Senior Credit Facility lent €198 million to the Company under the term facilities and an additional €82 million under the borrowing base facility of the Senior Credit Facilities to allow the Company to reimburse indebtedness existing at the date of the Acquisition. As of December 31, 2002, the Company and its subsidiaries were the borrowers with respect to approximately €280 million under the Senior Credit Facility.

        Subject to certain conditions, FIMAF has agreed to procure that any subsidiary of FIMEP which accounts for five percent or more of the EBITDA or total sales or gross assets of FIMEP and its subsidiaries shall become a guarantor within ten business days of meeting such five percent threshold provided that the granting of any such guarantee is not prohibited by law of the respective jurisdiction of the relevant subsidiary.

        The Term A Advance must be repaid in installments beginning on September 30, 2003 and continuing through to the date falling seven years after the date of the closing of the Acquisition. The Term B Advance must be repaid in two equal semi-annual installments, the first installment falling on the date 180 days prior to the second installment and the second installment on the eighth anniversary of the date of the closing of the Acquisition. The Term C Advance must be repaid in two equal semi-annual installments, the first installment falling on the date 180 days prior to the second installment and the second installment on the ninth anniversary of the date of the closing of the Acquisition.

        Advances under the borrowing base facility must be repaid on the last day of each interest period with respect to the advance (one, two, three or six month periods) and amounts repaid may be redrawn subject to satisfaction of certain conditions, including (in relation to any drawing after June 10, 2003) adequate borrowing base coverage. The borrowing base facility must be repaid in full on the seventh anniversary of the date of the closing of the Acquisition.

        The revolving facility is available for up to seven years following the date of the closing of the Acquisition. Each advance under the revolving facility must be repaid on the last day of each interest period with respect to the advance and amounts repaid may be redrawn (subject to satisfaction of certain conditions). The revolving facility must be repaid in full on the seventh anniversary of the date of the closing of the Acquisition. We may not draw under the revolving facility if, among other things, a default has occurred and is continuing or if certain repeated representations are not true.

        The Senior Credit Facility contains certain negative undertakings that restrict us and each of our subsidiaries that is an obligor thereunder subject to certain customary and agreed exceptions, from: (i) amalgamating, merging or consolidating with any other person or being the subject to any reconstruction; (ii) making a material change to the nature of the business that would result in a material change to the business of the group taken as a whole, (iii) amending or agreeing to amend its constitutional documents or allowing its subsidiaries to amend or agree to amend their constitutional documents to the extent that any such amendment would have material adverse effect on the lenders or any other finance party, (iv) in the case of our direct and indirect parent companies carrying on any business or acquiring any assets which would result in a material change to the business of the FIMEP and its subsidiaries taken as a whole, (v) selling, transferring, leasing out or otherwise disposing of any of its assets, (vi) creating or permitting to subsist any security over any part of its assets or the assets of its subsidiaries, (vi) acquiring any assets or shares or allowing any of its subsidiaries to acquire any assets or shares, (vii) entering into any joint venture, partnership or similar agreement, (viii) incurring or permitting to be outstanding any financial indebtedness or allowing its subsidiaries to incur or permit to be outstanding, (ix) granting or making available any guarantee, (x) making any loans or granting any credit to any persons and allowing any of its subsidiaries to make any loans or to grant credit to any person ad allowing its subsidiaries to make any loans or grant credit to any person, (xi) entering into derivative instruments, (xii) agreeing to any amendment or waiver of any terms of the documents relating to the Acquisition, (xiii) allotting or issuing any shares or equity securities or allowing any of its subsidiaries to allot or issue any shares or equity securities, (xiv) redeeming, purchasing, retiring or otherwise acquiring any shares or warrants issued by or otherwise reducing its capital or allowing its subsidiaries to do the same, (xv) declaring or paying any dividend or making any other distribution or payment of interest or any other amounts on or in respect of its share capital or any class of its share capital or allowing its subsidiaries to do the same, (xvi) making any repayment of principal or payment of interest on any subordinated finance instruments except as permitted under other financing documents relating to the Acquisition, (xvii) making any payment to the Consortium members or any of their affiliates by way of management, royalty or similar fee or allowing its subsidiaries to do the same, (xviii) being a party to any contractual or similar restriction by which any company in the group is prohibited from making loans, transferring assets or making any payment of dividends, distribution of income or other amounts to its holding company or allowing its subsidiaries to do the same, and (ix) making any payments other than as they fall due under the terms of the TSDIs, the Yankee bonds and the related derivative instruments.

        The Senior Credit Facility also requires each obligor to observe certain affirmative undertakings, including but not limited to, undertakings related to (i) the maintenance of all consents, filings, authorizations and status, (ii) our and our subsidiaries' consolidation for tax purposes ("Intégration Fiscale") and ensuring that such consolidated French tax regime will be in place by the financial year commencing January 2003, (iii) implementation of the Minority Buy-Out Offer, (iv) insurance, (v) intellectual property, (vi) the payment of taxes, (vii) pension schemes, (viii) the implementation of policies regarding upstreaming cash flows, (ix) compliance with the relevant laws, rules and regulations relating to the environment, (x) transaction documents and (xi) information and accounting.

        In addition the Senior Credit Facility contains financial covenants, comprising: (i) minimum net interest coverage, (ii) minimum cash flows coverage, (iii) minimum net total debt and senior leverage, (iv) maximum capital expenditure.

  Maturity

        The advances under the Term A Advance are to be repaid in installments commencing on September 30, 2003, then December 31, 2003 and thereafter semi-annually and continuing through to the date falling seven years after the date of the closing of the Acquisition. The advances under the Term B Advance are to be repaid in two equal semi-annual installments, the first installment falling on the date 180 days prior to the second installment and the second installment on the eighth anniversary of the date of the closing of the Acquisition. The advances under the Term C Advance are to be repaid in two equal semi-annual installments, the first installment falling on the date 180 days prior to the second installment and the second installment on the ninth anniversary of the date of the closing of the Acquisition. Each advance under the Borrowing Base Facility is to be repaid on the maturity date of such advance and amounts repaid may (subject to satisfaction of the conditions contained in the senior credit agreement) be redrawn provided, however, that all amounts outstanding under the Borrowing Base Facility shall be repaid in full on the seventh anniversary of the date of the closing of the Acquisition. Each advance under the Revolving Facility is to be repaid on its maturity date and amounts repaid may be redrawn, provided, however, that all amounts outstanding under the Revolving

Facility shall be repaid in full on the seventh anniversary of the date of the closing of the Acquisition. The Revolving Facility provides that, for a period of at least fifteen consecutive days during the period of twelve months which commences on the date that the Acquisition occurs, the amounts outstanding under the Revolving Facility shall be reduced so as not to exceed €50 million. Such period started on December 10, 2002 and has already expired.

  Prepayments

        For the purposes of the following, "Original Equity Investors" means KKR and Wendel and "Listing" means admission to trading of all or part of the share capital of Legrand or any holding company of Legrand or any material subsidiary on any recognized investment exchange in any jurisdiction or country.

        A Borrower under any Term Facility may prepay all or any part of a Term Advance at any time provided that (i) the Facility Agent has received no less than four business days' irrevocable notice from FIMAF, (ii) any partial prepayment is in a minimum amount of €10,000,000 and, if greater, an integral multiple of €2,500,000 and (iii) if paid on a day other than on the last day of the interest period for the relevant Term Advance the relevant Borrower indemnifies the Lenders against any loss other than consequential and incidental loss (including loss of profit other than consequential loss and excluding the margin) incurred as a result of prepayment on such other date.

        All Senior Credit Facilities will be cancelled and reduced to zero and all loans under the senior credit agreement must be prepaid upon the occurrence of certain change of control events, including:

  •
  at any time prior to a Listing, the Original Equity Investors cease to be the owners of more than 50.1% of FIMEP's equity share capital on a fully diluted basis or of equity share capital having the right to cast more than 50.1% of votes capable of being cast in FIMEP's general meetings on a fully diluted basis; or

  •
  until the earlier of a Listing or the second anniversary of the date of the closing of the Acquisition, any Original Equity Investor ceases to be the owner of more than 20% of FIMEP's equity share capital on a fully diluted basis (excluding certain shares and rights to shares of the Company or any other holding company of the Company subscribed by officers and employees of our group) or of equity share capital having the right to cast more than 20% of votes capable of being cast in our general meetings on a fully diluted basis (excluding certain shares and rights to shares of the Company or any other holding company of the Company subscribed by officers and employees of our group); or

  •
  at any time on or following a Listing, the Original Equity Investors cease to be the owners of more than 33.3% of the equity share capital and of the equity share capital having the right to cast more than 33.3% of the votes capable of being cast in our general meeting on a fully diluted basis (excluding certain shares and rights to shares of the Company or any other holding company of the Company subscribed by officers and employees of our group) or any person (other than the Original Equity Investors) or a group of persons acting in concert are the owners of equity share capital having the right to cast a greater percentage on a fully diluted basis (excluding certain shares and rights to shares of the Company or any other holding company of the Company subscribed by officers and employees of our group) of votes capable of being cast in our general meetings than such percentage then owned by the Original Equity Investors, unless at such time the Original Equity Investors have the right or the ability to elect or designate for election a majority of the members of our board of directors.

        If a Listing occurs which is of the Company, its material subsidiaries or any of the holding companies of the Company and does not result in a change of control as described above, then:

  •
  each Borrower will, on the settlement date of such Listing (date de réglement-livraison) prepay advances outstanding under the Senior Credit Facility with the proceeds received from the Listing net of certain related fees, costs and expenses until the ratio of total net debt as of such prepayment date to EBITDA for the four previous accounting quarters is equal or less than 3.5:1; and

  •
  thereafter, 50% of the proceeds received from the Listing, net of certain related fees, costs, expenses and taxes, in excess of the amount required for the purposes of the provision (i) above must be applied in prepayment to the Senior Credit Facility in the order of application provided under the Senior Credit Facility, and the remaining 50% of the proceeds from the Listing can be applied or retained as FIMAF elects.

        In addition, there are mandatory prepayments required to be made upon the occurrence of certain other events such as asset disposals, warranty claims, insurance claims, report claims, excess cash flows and receipt of swap proceeds.

  Conditions to further borrowings

        The conditions to drawing under the borrowing base facility include that the proposed drawing will cause neither the original amounts nor the outstanding amounts of borrowing base advances, either in the aggregate or with respect to a particular borrowing base borrower, to exceed specified ratios in relation to the amount of eligible receivables charged as security under the borrowing base facility either in the aggregate or with respect to a particular borrower. The foregoing conditions do not apply during a grace period lasting from the date of the closing of the Acquisition to the date falling six months thereafter.

        If a certificate setting forth certain information regarding outstanding drawings and eligible receivables delivered to the Facility Agent demonstrate that the above thresholds are exceeded, the Senior Credit Facility requires that such excess be either prepaid or eliminated by the charging of additional eligible receivables.

        With respect to both the borrowing base facility and revolving credit facility, drawings under such facilities are subject to the further conditions precedent that, on the date the drawdown is requested, and on the drawdown date, (i) no default has occurred and is continuing or will occur as a result of that drawing and (ii) certain representations and warranties specified in the senior credit agreement are repeated and are true with reference to the facts then existing, and will remain true immediately after the drawing is made.

        The Senior Credit Facility contains customary events of default for leveraged acquisition financings, the occurrence of which would allow the lenders to accelerate the loans and terminate their commitments.

  TSDIs

        In December 1990 and March 1992, we have issued TSDIs through private placements, in aggregate nominal value amounts of Fr 3,000 million (€457 million) in 1990 and Fr 2,000 million (€305 million) in 1992, respectively. The TSDIs were issued at par. They have no stated due date or maturity and we have no obligation to redeem them unless we carry out a voluntary dissolution, are subject to liquidation, or a final judgment is entered ordering the sale of our entire business (cession totale de l'entreprise). Upon any redemption, payment of the principal amount of the TSDIs is subordinated to the payment in full of all other creditors, other than any outstanding participating loans (prêts participatifs) or participating securities (titres participatifs).

        We must repurchase the TSDIs if we cannot legally pay additional "gross up" amounts in respect of tax withholding resulting from a change in tax regulations.

        We are entitled to repurchase or arrange for a third party to repurchase the outstanding TSDIs at any time in certain exceptional circumstances. If it does so, it will be entitled to receive in December 2005 and March 2007 amounts equal to the capitalized value of the lump sum amounts initially paid (see below).

        We are required to pay interest semi-annually on the TSDIs at a rate indexed to EURIBOR, the European inter-bank offered rate (or at a fixed rate for two series of TSDIs in an aggregate nominal value of Fr 375 million (€57 million)).

        At the time of each issuance, we entered into agreements with third parties under which the third parties agreed to purchase the TSDIs from the holders fifteen years after issuance. The third parties agreed to waive all rights to interest on the TSDIs once they purchase them from the holders. In return, we made lump sum payments to the third parties equal to €100 million with respect to the 1990 TSDIs and €77 million with respect to the 1992 TSDIs. In accordance with French tax regulations, interest payments with respect to the TSDIs are tax deductible for the portion representing the interest as computed on net proceeds (i.e., the nominal amount less the lump sum payments mentioned above) of each issuance of TSDIs.

        Our board of directors may decide to suspend interest payments on the TSDIs if:

  •
  the Company's consolidated net equity falls below €412 million;

  •
  the Company has not paid an ordinary dividend (excluding dividends paid on its preferred non-voting shares and statutory dividends); and

  •
  no interim dividend has been declared.

        If the Company suspends interest payments, the amount of each suspended interest payment itself bears interest. The amount of the suspended interest payments is not subordinated if the Company is liquidated, and the suspended interest must be paid before we may pay a dividend on its ordinary shares. If any third party, or group of third parties acting in concert, obtains the control of a majority of voting rights of the Company's share capital without the approval of the Company's board of directors, we may no longer suspend interest payments under the TSDIs, and our obligations with respect to any suspended interest payments will rank pari passu with our other unsecured and unsubordinated indebtedness, including the Yankee bonds.

        In order to manage our exposure to fluctuations in interest rates, we have hedged our obligation to pay interest on the TSDIs using interest rate swaps with, among others, Credit Suisse First Boston International. After accounting for these swap agreements, the effective interest rates on the TSDIs amounted to 8.4% per year in 2000, 9.2% per year in 2001, and 9.6% in 2002 of the average residual carrying value of the TSDIs. See note 13 to our audited consolidated financial statements for a table of the amortization of the residual carrying value.

        These interest rate swap arrangements provide that we must post cash collateral in an account pledged to the swap counterparty if the swap counterparty's exposure unsecured, unsubordinated long-term debt exceeds the then posted cash amounts, calculated on a mark-to-market basis every two weeks. However, the swap counterparty can require such posting only after its exposure exceeds a threshold tied to our unsecured, unsubordinated long-term debt rating. Following the Acquisition, our credit rating resulted in the threshold being set at zero, and the counterparties' exposure resulted in us being obliged to deposit €76 million in an account pledged to the swap counterparty. Any further requirement to post cash collateral should arise solely from fluctuations in interest rates and not from further changes in our credit rating. Legrand also deposited €74 million in an account with the facility agent for the Senior Credit Facility on the closing date of the Acquisition. Amounts on deposit in the account with the facility agent are available only for payments on the TSDIs and the related hedging obligations, or to provide cash collateral in relation to such hedging obligations. Any such charge shall not prevent the release from the TSDIs prepayment accounts as scheduled.

        The TSDIs are subordinated in accordance with article L.228-97 of the French Commercial Code (code de commerce) allowing companies to issue debt instruments which will be repaid only to the extent that other creditors, except for lenders of participating loans (prêts participatifs) or holders of participating securities (titres participatifs) have been repaid. However, only the principal amount of the TSDIs is subordinated. Interest payments and arrears of interest rank pari passu with the claims of all other unsecured creditors of the Company.

  $400 million 8.5% Yankee bonds due February 15, 2025

        On February 14, 1995, we issued $400 million principal amount of 8.5% debentures due February 15, 2025, in an offering registered with the SEC, the "Yankee bonds." Interest on the Yankee bonds is payable semi-annually in arrears on February 15 and August 15 of each year. The Yankee bonds were publicly offered in the United States. We used $238 million of the proceeds of the issuance of the Yankee bonds to finance acquisitions in the United States and invested the remaining $162 million in marketable securities denominated in dollars, as described in note 9 to our audited consolidated financial statements. As a consequence, currency exchange risk in relation to the total principal amount of the Yankee bonds was historically hedged by these assets, such that exchange rate fluctuations between the dollar and the euro did not cause the Yankee bonds to affect our income or net equity. Subsequent to December 31, 2002, we sold the dollar denominated marketable securities and used the proceeds to repay indebtedness.

        The Yankee bonds constitute direct unsecured obligations of the Company and rank equally with all other unsecured indebtedness of the Company. The Yankee bonds are effectively subordinated to the facilities made pursuant to the Senior Credit Facility at the Company corporate level and are structurally subordinated to the facilities made available pursuant to the Senior Credit Facility to our operating subsidiaries.

  Undertakings

        The indenture entered into by the Company and Bankers Trust Company as trustee in favor of the debenture holders places certain restrictive covenants on the Company and its subsidiaries (subject to certain customary and agreed exceptions). The indenture restricts the Company and its subsidiaries from, among other things, (i) issuing, incurring, creating, assuming or guaranteeing any indebtedness for or in respect of borrowed money secured by a mortgage, security, interest, pledge, lien upon any plant, property or equipment without effectively equally or rateably securing the Yankee bonds (subject to the following paragraph), (ii) engaging in any sale and leaseback transaction or (iii) merging, consolidating or conveying, transferring or leasing substantially all of its properties or assets to any other person.

        Notwithstanding the foregoing, the Yankee bonds indenture provides that the Company and its subsidiaries may create security interests in respect of indebtedness where such security interest would otherwise not be permitted (and without equally and ratably securing the Yankee bonds) if immediately after giving effect thereto, the aggregate amount of all indebtedness secured over plant, property and equipment (other than specifically permitted security interests) does not exceed the greater of (i) approximately €90 million and (ii) the difference between the Company's consolidated retained earnings for the then most recent fiscal year and the Company's consolidated retained earnings at December 31, 1993.

  Redemption

        We cannot redeem the Yankee bonds, except that in the event of certain changes in French tax laws, we may, at our option, redeem the Yankee bonds, in whole but not in part, at the principal amount thereof plus accrued interest. If we are required to pay additional amounts pursuant to the terms of the Yankee bonds but cannot do so under applicable law, we are obligated to redeem the Yankee bonds, in whole but not in part, at the principal amount thereof plus accrued interest, unless the holders of a majority in principal amount of the Yankee bonds elect not to require us to redeem the Yankee bonds.

  Put Right

        In the event of a hostile change of control, each holder of Yankee bonds can require us to repurchase its Yankee bonds in whole or in part at par plus accrued interest on the date of repurchase. A hostile change of control will be deemed to have occurred if, after the date of the indenture relating to the Yankee bonds, any person or group of persons acting in concert shall have made an offer to the shareholders of the Company for the acquisition of their shares, which offer has not been recommended by the board of directors of the Company, but which nevertheless results in such person or group of persons acquiring control of the Company. Control is defined in article L.233-3 of the French Commercial Code (code de commerce). Our board of directors recommended the Acquisition of our shares by the Consortium on July 22, 2002.

  Events of Default

        The indenture relating to the Yankee bonds defines an event of default as:

  •
  default for 30 days in payment on any interest on the Yankee bonds;

  •
  default in any payment of principal on the Yankee bonds when such principal is due;

  •
  default by the Company in the performance of any other of the covenants and agreements in respect of the Yankee bonds which shall not have been remedied within 60 days after written notice by the Yankee bonds trustee to the Company or by holders of at least 25% in principal amount of the Yankee bonds given to the Trustee, specifying that such notice is a notice of default under the indenture;

  •
  the issuance, occurrence, creation, assumption or guarantee by any of the Company's subsidiaries of any financial indebtedness secured by a mortgage upon any plant, property or equipment, without effectively equally or rateably securing the Yankee bonds, in contravention of the indenture, or the entry of any subsidiary into a sale and leaseback transaction, except in accordance with the terms of the indenture;

  •
  certain events involving the bankruptcy, insolvency or reorganization of the Company; or

  •
  an event of default under any indenture or instrument under which the Company or its subsidiaries has at least $20 million principal amount of indebtedness for borrowed money, involving the failure to pay the principal of such indebtedness or the acceleration of such indebtedness, that has not been annulled within 30 days of the notice thereof; provided that the Company or its subsidiaries do not remedy or cure such event of default or the holders of the Yankee bonds do not waive such event of default.

        The indenture provides that holders of the Yankee bonds may not institute any legal action or proceeding against the Company under the indenture unless the following conditions are met:

  •
  such holder has given the Trustee written notice of default and the continuance thereof;

  •
  the holders of not less than 25% in aggregate principal amount of the Yankee bonds have made a written request to the Trustee to institute such proceedings in the Trustee's own name, offering the Trustee a reasonable indemnity; and

upon receipt of such notice and indemnity, the Trustee has refused for sixty days to institute such proceedings.

        We also hedged our obligation to pay interest on the Yankee bonds through a 30-year interest rate swap agreement. The interest swap agreements entered into by us in connection with the Yankee bonds provide that we must post cash collateral in a pledged account if exposure of the counterparty under the swap agreements increases as calculated on a mark-to-market basis. As of December 31, 2002, however, there was a significant asset related to this swap arrangement. See note 21 to our audited consolidated financial statements. The Yankee bonds are structurally senior to the amounts drawn by FIMAF under the Senior Credit Facility.

        At the beginning of February 2003, we entered into swap arrangements whereby the floating interest rate payable on the notional amount of $350 million of the Yankee bonds was swapped for a fixed rate of 4.6% per year.

  Summary of commitments

        The following table summarizes the contractual obligations, commercial commitments and principal payments we and our subsidiaries had as of December 31, 2002.

	Historical Payments Due by Period
As of December 31, 2002	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(€ in millions)
Long-term borrowings	674	—	—	—	674
Short-term borrowings	710	710	—	—	—
Capital lease obligations	34	16	7	6	5
Operating leases	87	17	29	21	20
Subordinated securities and the related loans (TSDIs)	215	56	128	31	—

Total contractual obligations	1,720	799	164	58	699

        We believe that our operating cash flows will be sufficient to fund our working capital needs, anticipated capital expenditures and debt service requirements as they become due for at least the next several years, although we cannot assure you that this will be the case.

  Acquisitions and Joint Ventures

        Although we do not currently have any agreements in relation thereto, we assess potential acquisitions and joint venture opportunities in line with our strategy. We are in contact from time to time with potential sellers, joint venture partners and their advisers. If we were to undertake any acquisition or joint venture in the future, we could elect to fund it with equity or debt financing or cash on hand. Any such debt financing could make us more leveraged and increase our debt service obligations. Any joint venture arrangement could require future capital contributions to maintain our initial equity investment or restrict our access to the cash flows of the joint venture.

        We are bound by certain covenants in our long-term debt instruments that substantially restrict our ability, among other things, to incur additional indebtedness or make acquisitions and other investments. In addition, the covenants relating to the high yield notes issued by FIMEP, our indirect parent, and contained in the indenture contain certain covenants that bind our indirect parent, FIMEP, to cause us not to take various actions, including, subject to specified exceptions, the incurrence of additional indebtedness, the granting of additional liens, the making of investments, the payments of dividends and other restricted payments, mergers, acquisitions and other fundamental corporate changes, capital expenditures, operating lease payments and transactions with affiliates. The restrictions imposed on us by these long-term instruments may affect our ability to complete acquisitions and joint ventures, particularly if internally generated funds are not sufficient to fund our operations.

Capital Expenditures

        From 1990 through 2002, we spent an average of 8.4% of consolidated net sales per year on capital expenditures. Historically, our annual capital expenditures have fluctuated between 5% and 12% of net sales (5.2% of net sales for 2002), with year-to-year variations that result from the cyclical nature of our investment requirements. Over the medium term, we expect that our capital expenditure levels will decline slightly as a percentage of net sales compared to the average for the years 1990 through 2002. However, we intend to increase capital expenditures from current levels and maintain capital expenditures at levels ranging between 6% and 8% of our net sales, since we believe that investments in new products and continuous replacement and upgrade of production equipment is essential in order for us to maintain and increase our market position.

Research and Development

        Management believes that research and development is essential to maintaining and strengthening our market position through product improvements and innovation and more efficient manufacturing processes. Our research and development expenditure totaled €123 million in 2000 (equal to 4.4% of our consolidated net sales), €136 million in 2001 (equal to 4.4% of our consolidated net sales) and €139 million in 2002 (equal to 4.7% of our consolidated net sales).

        Although most production facilities have their own research and development teams, a major portion of our research and development focus is centralized in Limoges, France and Varese, Italy. As of December 31, 2002, approximately 1,500 employees in approximately 20 countries were involved in research and development, of which over 50% were based in France, over 25% in Italy and the remainder in other countries.

Variations in Exchange Rates

        A large portion of our subsidiaries outside France operate in countries with currencies other than the euro. Approximately 40% of our net sales in 2000, 2001 and 2002 were denominated in currencies other than the euro, most significantly the dollar and the British pound. As a result, for the periods covered by this annual report, our consolidated operating results were affected by fluctuations in the exchange rates between the euro and such other currencies.

        In order to prepare our consolidated financial statements, we must convert assets, liabilities, income and expenses that are accounted for in other currencies into euro. Therefore, fluctuations in foreign currency exchange rates affect such items in the consolidated financial statements, even if the value of the item remains unchanged in its original currency. To the extent that we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows.

        We use end-of-period exchange rates for the translation of balance sheet data and period average exchange rates for the translation of income statement and cash flows data. In translating financial statements of subsidiaries operating in highly inflationary economies, non-monetary assets are recorded at historical rates of exchange, and gains or losses arising from the translation of the financial statements of such subsidiaries are included in the consolidated income statement under "Other revenues (expenses)." For further details, see note 18 (b) to our audited consolidated financial statements.

        The table below sets forth the average daily value of the dollar and the British pound against the euro during the calendar years 2000, 2001 and 2002.

	Average interbank rate in euro (Source: Oanda)
	2000	2001	% change from 2000	2002	% change from 2001
Dollar/euro	1.0850	1.1170	2.9%	1.0611	(5.0)%
British pound/euro	1.6425	1.6091	(2.0)%	1.5917	(1.1)%

        We periodically enter into foreign currency contracts to hedge commitments, transactions or foreign income. See note 1(l)(i) to our audited consolidated financial statements. In recent years, hedging transactions entered into by us have principally involved certain intra-group sales between major foreign subsidiaries denominated in such subsidiaries' respective local currencies. We do not currently hedge the net assets of our subsidiaries and, as of December 31, 2002, had not hedged transactions with our subsidiaries. See "Item 11. Quantitative and Qualitative Disclosures about Market Risks—Financial Risk Management."

Differences between French GAAP and US GAAP

        Our audited consolidated financial statements included elsewhere herein have been prepared in accordance with French GAAP which differ in certain significant respects from US GAAP.

        The principal difference impacting the determination of our net income under US GAAP compared with French GAAP results from consolidating the results of certain entities relating to our subordinated securities. The principal impact of this difference on the income statement is to adjust interest income by €7 million, €3 million and €4 million as of December 31, 2000, 2001 and 2002, respectively, and to decrease net income by €10 million, €4 million and €2 million, respectively, in 2000, 2001 and 2002. The principal impact of this difference on the balance sheet is to increase non-current assets by €538 million, €558 million and €280 million as of December 31, 2000, 2001 and 2002, respectively, and to increase (decrease) long-term borrowings by €397 million, €436 million and €(64) million as of December 31, 2000, 2001 and 2002, respectively.

        In addition, our French GAAP financial statements are also affected by certain other differences from US GAAP, which are summarized below.

  Reclassifications

        The following reclassifications are required under US GAAP:

  •
  a reclassification of certain cash discounts granted to customers (reclassified from non-operating expense to a reduction of net sales), for a total amount of €31 million, €40 million and €38 million for each of the years ended December 31, 2000, 2001 and 2002, respectively;

  •
  a reclassification of certain taxes paid in Italy (reclassification from operating expense to income tax expense), for a total amount of €5 million for each of the years ended December 31, 2000, 2001 and 2002;

  •
  a reclassification of other expenses that are classified as non operating expenses under French GAAP and that are required to be included in operating income under US GAAP (principally restructuring charges).

  Depreciation of Schneider shares

        Under French GAAP, the shares of Schneider formerly held by us as a result of Schneider's public tender offer for the Legrand shares in 2001 were treated as marketable securities. However, as those shares were received in exchange for treasury shares held by Legrand, the entire transaction including the subsequent gains and losses is a treasury stock transaction and recognizing subsequent gains and losses in the income statement is inconsistent with the accounting treatment of a treasury stock transaction. In order to take into account this extraordinary situation and to be in compliance with the "true and fair" principle, we have recorded in accordance with French GAAP the unrealized losses (€21 million after taxes) as of December 31, 2001 as a direct charge to equity. In accordance with US GAAP, these shares were recorded as marketable securities and we recorded additional financial expense, net of taxes, of €21 million. During 2002, all of the Schneider shares were sold and a €2 million net gain was recorded directly to equity in accordance with French GAAP. Under US GAAP, this net gain was reversed from equity and recorded to income.

  Italian tax (EITF 93-16)

        The Italian tax law No. 342 allowed firms to revaluate their assets retroactively as of January 1, 2001. Therefore, a deferred tax asset has been booked in the French GAAP accounts and a provision is required as long as the actual tax law did not confirm the use of those tax assets. Under US GAAP, as those gains are taxable when distributed, a distribution tax is booked. The difference between the provision booked in the French GAAP accounts and the one booked in the US GAAP consolidated accounts amounts to €17 million (additional expense) as of December 31, 2001.

        For more detailed discussion on the differences between French GAAP and US GAAP as applied to our financial statements, see note 28 to the audited consolidated financial statements included in this annual report.

  Accounting for goodwill

        During the year ended December 31, 2002, we recorded an additional US GAAP difference to reverse the goodwill amortization expense recorded under French GAAP. Under SFAS 142, goodwill is no longer amortized but will be assessed for impairment on an annual basis and whenever events and circumstances indicate that the carrying value of goodwill may not be recoverable. Accordingly, goodwill attributable to our acquisitions will not be amortized for US GAAP purposes.

        For a more detailed discussion on the differences between French GAAP and US GAAP as applied to us, refer to note 28 to our audited consolidated financial statements, financial statements included in this annual report.

  Minimum pension liability (FAS 87)

        Under US GAAP, we are required to recognize a liability related to our pension and postretirement benefit obligations at least equal to the amount by which the accumulated benefit obligation exceeds the market value of plan assets. When recognized, the counterpart to the additional liability is either an intangible asset or a separate component of equity (accumulated other comprehensive income). For us, the counterpart is net equity. Under French GAAP, the additional pension liability is not recognized in the balance sheet.

Critical Accounting Policies

        The accounting policies described below are those we consider critical in preparing our consolidated financial statements. These policies include significant estimates made by management using information available at the time the estimations are made. A more detailed description of the significant accounting policies used by us in preparing our consolidated financial statements is included in note 1 to our audited consolidated financial statements included in this annual report.

  Goodwill and Other Intangible Assets

        We have made acquisitions in the past that included a significant amount of goodwill and other intangible assets. Under US GAAP in effect through December 31, 2002, the assets were amortized over their estimated useful lives.

        In July 2001, the FASB issued SFAS 141 and SFAS 142 (collectively "SFAS 141/142"). SFAS 141/142 establish new accounting and reporting standards for goodwill and other non-amortized intangible assets. In particular, SFAS 141/142 replace the amortization of these items over their estimated useful lives by an impairment test based on the item's estimated fair value. Other intangibles that meet certain criteria will continue to be amortized over their useful lives and will also be subject to an impairment test based on estimated fair value. SFAS 141/142 are effective for us from July 1, 2001 for new acquisitions and from January 1, 2002 for acquisitions previously made.

        The judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our consolidated financial condition and results of operations.

        Fair value is based either on the quoted market price in an active market for the asset, if available, or in the absence of an active market on discounted future cash flows from operating income less investments. Many assumptions and estimates underlie the determination of fair value. Another estimate using different, but still reasonable, assumptions could produce different results.

        We applied the impairment test set forth in SFAS 141/142 for all goodwill amounts recorded by us as of December 31, 2002, using the following assumptions and parameters:

  •
  a weighted average capital cost of 7.40% as of January 1, 2002 and 8.5% as of December 31, 2002; and,

  •
  a growth rate beyond the specifically forecasted period of 2.00% per year for our discounted future cash flows analyses

        Further to these estimations of the effect of the application of SFAS 141/142 and based on the assumptions above, no significant impairment of the goodwill has been assessed as of December 31, 2002.

  Accounting for income taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, it must include an expense within the tax provision in the statement of operations.

        Significant management judgment is required in determining the valuation allowance recorded against the net deferred tax assets. We have recorded a valuation allowance, and there are uncertainties regarding our ability to utilize some of our deferred tax assets before they expire, primarily certain net operating losses carried forward and foreign tax credits. The valuation allowance is based on our estimates of future taxable income by jurisdiction in which we operate, and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the valuation allowance, which could materially impact our consolidated financial position and results of operations.

        Our net deferred tax assets as of December 31, 2002 totaled €115 million.

  Accounting for special purpose entities

        There are special purpose entities connected to the TSDIs issued by the Company, and which have outstanding loans. Under French GAAP, the SPVs are not required to be consolidated. Under US GAAP, the SPVs are required to be consolidated based on the guidance and SEC views provided in EITF Topic D-14. The application of US GAAP to the TSDIs and related loans has the following impacts:

  •
  Recognition of the debts due by the special purpose entities (€208 million, €171 million and €133 million as of December 31, 2000, 2001 and 2002, respectively) in place of the existing TSDIs debt recognized in the French accounts (€287 million, €244 million and €197 million as of December 31, 2000, 2001 and 2002, respectively);

  •
  Recognition of the forward receivable and payable due by and to a third-party bank to and by the special purpose entities as the netting of those obligations and assets in the balance sheet is not allowed by FIN 39 rules. The value of the asset carried in the balance sheet corresponds to the accreted value of the interest bearing deposit. The value of the liability corresponds to the present value of the nominal amount of the TSDIs. Amendments entered into between the SPVs and a third-party bank in December 2002 will result in the de-recognition from the balance sheet of these assets and liabilities as of December 31, 2002; and

  •
  Recognition of certain derivative financial instruments at fair value in the group's balance sheet with changes in fair value recognized in the statement of income.

        Considering all of the effects outlined above, the principal impact of this difference on the income statement is to adjust interest income by €7 million, €3 million and €4 million as of December 31, 2000, 2001 and 2002, respectively, and to decrease net income by €10 million, €5 million and €2 million, respectively, in 2000, 2001 and 2002. The principal impact of this difference on the balance sheet is to increase non-current assets by €538 million, €558 million and €280 million as of December 31, 2000, 2001 and 2002, respectively, and to increase (decrease) long-term borrowings by €397 million, €436 million and €(64) million as of December 31, 2000, 2001 and 2002, respectively.

New US GAAP Pronouncements

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

        We adopted SFAS 143 on January 1, 2003 and do not anticipate that the adoption of SFAS 143 will have a material impact on our consolidated results of operations, financial position or cash flows.

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

        In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. The principal change is that certain gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS 4") will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. We adopted SFAS 145 on January 1, 2003 and anticipate that the adoption of SFAS 145 will not have a material impact on our consolidated results of operations, financial position or cash flows.

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

        In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of SFAS 5, Accounting for Contingencies, SFAS 57 Related Party Disclosures, and SFAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, with an interpretation of SFAS 5, which is being superseded. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize a liability at fair value, for the obligations assumed under that guarantee and must disclose, on a prospective basis, guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements for periods ending after December 15, 2002. Management has not yet determined the impact of the adoption of FIN 45 on our consolidated financial condition, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin ("ARB") No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN No. 46 is not expected to have a significant impact on our consolidated results of operations, financial position, or cash flows.

Item 6.    Directors, Senior Management and Employees

  A.    Directors and Senior Management

        In accordance with French law governing sociétés anonymes, the Company's business is managed by its board of directors and by its chairman and chief executive officer. The chairman and the chief executive officer have full executive authority to manage the Company's business, subject to prior authorization of the board of directors and the general shareholders' meetings for certain decisions designated by law.

  Board of Directors

        Set forth below are the members of our board of directors.

Name	Current Position	Initially Appointed	Term Expires	Ages
François Grappotte	Director, Chairman and Chief Executive Officer (Président Directeur Général) See "—Biographies."	1984	2008	67
Olivier Bazil	Director, Vice-Chairman and Chief Operating Officer (Directeur Général Délégué) See "—Biographies."	1988	2006	56
Gilles Schnepp	Director, Chief Operating Officer (Directeur Général Délégué) See "—Biographies."	2001	2007	44
Jean-Bernard Lafonta	Director See "—Biographies."	2002	2007	40
Fanny Picard	Director See "—Biographies."	2002	2007	34
Edward A. Gilhuly	Director See "—Biographies."	2002	2007	43
Reinhard Gorenflos	Director See "—Biographies."	2002	2007	41

  Executive Officers

        The following table sets forth the names and ages of our executive officers, their current positions and the number of years which they have been with us:

Name	Current Position	Ages	Years with Legrand
François Grappotte	Chairman and Chief Executive Officer	67	19
Olivier Bazil	Vice-Chairman and Chief Operating Officer	56	29
Gilles Schnepp	Chief Operating Officer	44	13

  Biographies

        Mr. Grappotte has more than 25 years of experience in the electrical equipment industry, including 19 years with us. After graduating from the l'École Nationale d'Administration (l'ENA), he started his career at the Ministry of Industry and at the Treasury Division (Division du Trésor) of the Ministry of the Economy and Finance. In 1970, he joined Banque Rothschild, serving successively as Assistant Director, Deputy Director and Director. In 1973, he joined Compagnie Electro Mécanique where he served as Secretary, Chief Operating Officer and Vice President. Mr. Grappotte joined the Company in 1983 as Chief Operating Officer and became Chairman, President and Chief Executive Officer in 1988. Mr. Grappotte serves as a director of BNP Paribas (France), and a Member of the Supervisory Board

of Etablissements Michelin (France) and a Member of the Conseil Consultatif of Banque de France. Mr. Grappotte is also a director of several companies which belong to our group, including FIMEP, BTicino (Italy), The Wiremold Company (US), Pass & Seymour Inc. (US), Bufer Elektrik (Turkey) and Eltas Electric (Turkey).

        Mr. Bazil has been a member of the board of directors of the Company since 1988. After finishing his studies at the l'École des Hautes Etudes Commerciales (HEC) and Harvard Business School, he joined the Company in 1973 as a Deputy to the Secretary, responsible for financial information and development of the group's strategy for growth. In 1979, he became Chief Financial Officer and became Deputy Chief Operating Officer in 1993 and Vice-Chairman and Chief Operating Officer in 2000. Mr. Bazil serves as a director of several companies which belong to our group, including FIMEP, Baco (France), BTicino (Italy), Kontavil (Hungary), Luminex (Columbia), MDS (India), The Wiremold Company (US), Pass & Seymour Inc. (US), EEI Electric (Netherlands), Legrand Holding (US), PB Finelectric (Netherlands) and Vetron Electric (Netherlands) and as Manager (Gérant) of Rhein Vermogensverwaltung (Germany) and Chairman of Desmag (Luxembourg).

        Mr. Schnepp has served as Chief Operating Officer of the Company since October 2000. Upon graduating from l'École des Hautes Etudes Commerciales (HEC), he started his career at Merrill Lynch France where he became a Vice-President. He then joined the Company in 1989 as Deputy Chief Financial Officer. In 1993 he became the Secretary and in 1996, the Chief Financial Officer. Mr. Schnepp is also a Gérant of Newspi and Chairman of ERTM. Mr. Schnepp serves as a director of several companies which belong to our group, including FIMEP, The Wiremold Company (US), Anam Legrand (South Korea), Fael (Poland), Legrand (Belgium), Desmag (Luxembourg), Fidelec (Morocco), Kontavil (Hungary), Legrand (Philippines), Legrand (Sweden), Legrand Danmark (Denmark), Legrand Helliniki (Greece), Legrand Ireland Limited (Ireland), Legrand Minitronics (Australia), Legrand Nederlands BV (Netherlands), Polam Suwalki (Poland), Simapel (Morocco), as Chairman of Baco, Serd, Sute and Multicontactos Otesa (Mexico) and as Gerant of Legrand GmbH (Austria) and Legrand Austria GmbH (Austria).

        Mr. Lafonta has been a director of the Company since 2002 and has been the Chief Executive Officer of Wendel since 2001. Mr. Lafonta began his career as a production engineer and held various positions in French administration, including in ministerial cabinets. He was a member of the mergers and acquisitions team at Lazard. In 1996, he became the Strategic Director, before becoming the Director of capital markets of BNP Paribas and then the President and Chief Executive Officer of Banque Directe and a member of the executive committee of BNP Paribas. Mr. Lafonta is also a member of the board of directors of several companies in our group, including Lumina Parent and FIMEP. Mr. Lafonta has an engineering degree from l'École Polytechnique.

        Ms. Picard has been a director of the Company since 2002 and Director of Financial Operations of Wendel since 2002. From 1992 to 1996, Ms. Picard worked in the corporate finance department of Rothschild & Cie. in Paris, before joining Cegetel as representative to the Director of Finance. In 1998, she joined Groupe Danone as director of corporate development for Eastern Europe and North America. Ms. Picard has been a qualified teacher (Maître de conference) at Sciences Po Paris (Institut d'Etudes Politiques de Paris). Ms. Picard graduated from ESSEC and SFAF (Certified European Financial Analyst), she also has a Masters degree in business law with honors from La Sorbonne.

        Mr. Gilhuly has been a director of the Company since 2002, an executive with KKR since 1986 and a general partner of KKR since 1995. Effective January 1, 1996, he became a member of the limited liability company, which serves as the general partner of KKR. He is managing director of Kohlberg Kravis Roberts & Co. Ltd., the London based affiliate of KKR. Mr. Gilhuly is a member of the board of directors of Layne Christensen Co., MedCath Corporation, Owens-Illinois, Inc. and Rockwood Specialties, Inc., as well as several private companies. Mr. Gilhuly is also a director of several companies which belong to our group, including Lumina Parent, FIMEP, and GP Financière New Sub 1, Ltd. Mr. Gilhuly has a B.A. from Duke University and an MBA from Stanford University.

        Mr. Gorenflos has been a director of the Company since 2002 and a Director of KKR since 2001. He worked as a management consultant with LEK and held various management positions, including Member of the Executive Board and Chief Financial Officer of ARAL. He is a member of the Supervisory Board of Zumtobel AG and a board member of Demag Holding S.à.r.l. Mr. Gorenflos is also a director of several companies which belong to our group, including Lumina Parent, FIMEP, and Lumina Participation S.à.r.l. Mr. Gorenflos holds a degree in economics from Freiburg University and an MBA from the Harvard Kennedy School of Government.

  B.    Compensation

        In 2002, the aggregate compensation that we paid to directors and executive officers of the Company was approximately €1.5 million. This amount comprises compensation to directors and executive officers for services in all capacities with respect to the Company and its subsidiaries. In 2002, we paid each director €2,200 in directors' fees (jetons de présence) representing a total aggregate amount of €15,400 in directors' fees.

        Please find below remuneration and other compensation received by the three executive officers and directors of the Company in the financial year ended December 31, 2002.

	Legrand
	Annual remuneration	All other compensation(1)
	(€)	(€)
François Grappotte	342,988	312,269
Olivier Bazil	282,012	142,147
Gilles Schnepp	259,146	121,731

(1)
Amounts include bonuses which are approved in a financial year prior to the financial year in which they are paid.

        During 2001, we entered into an agreement with an insurance provider to provide pension, retirement or similar benefits to the French members of the Company's senior management responsible for day-to-day operations. The Company's obligations under such agreement as of December 31, 2002 were estimated at approximately €13 million. Of such amount, approximately €1.4 million was accrued as of December 31, 2002. The senior management is made up of eleven members, including three mandataires sociaux.

        As of December 31, 2002, the total number of stock options held by the three executive officers and directors of the Company was 72,760 issued under the 1994 Plan, the 1999 Plan and the 2001 Plan.

        None of the Company's directors and executive officers owns any other options to subscribe or purchase shares of any of the Company's subsidiaries.

  Profit Sharing Plans

        Under French law, French companies must establish profit sharing plans for their employees. French companies must share profits if their revenues after tax reach a certain level. The company must deposit such revenues in an account for a period of five years. During that time, the revenues generate interest at a negotiated rate, which ranges from 6% to 9%.

        On December 9, 1969, we entered into the first profit sharing agreement. On June 25, 1999, we renewed the profit sharing agreement for a five-year period with our workers' representatives and substantially all of our French operating subsidiaries, including Legrand SNC, Aupem Séfli, Legrand Déri, Sofrelec, Inovac, Fomés, Martin and Lunel and Plinthelec. On June 22, 2001, we amended the agreement to include Sarlam and URA. Under the agreement, a special reserve is calculated based on the operating income of the participating companies and is allocated among the covered employees according to their gross compensation. Employees choose the form of their contribution, which remains in effect for five years as required by the relevant provisions of French law.

        Certain of our non-French subsidiaries have also established profit sharing plans with their employees. Such subsidiaries have established the terms of their profit sharing plans in accordance with the relevant requirements of local law.

  C.    Board Practices

        Directors are elected by the shareholders and serve until their term expires or until their death, resignation or removal, with or without cause, by the shareholders or until the winding up of the Company. Under certain conditions, the board of directors can fill vacancies until the next general shareholders' meeting.

        The chairman and chief executive officer are elected by the board of directors and may be removed by the board of directors at any time. French company law number 2001-420 dated May 15, 2001, published on May 16, 2001 (the "Law of May 15, 2001"), gives the board of directors the right to elect one person for the position of chairman and chief executive officer or to split the function between two different persons, the chairman of the board of directors and the chief executive officer (directeur général). The Law of May 15, 2001 requires a company to hold an extraordinary shareholders' meeting within 18 months from the date of publication of the Law of May 15, 2001 to amend its bylaws to incorporate such right. The Company adopted a resolution to amend its bylaws to incorporate such right at the general shareholders' meeting held on June 3, 2002.

        Under French law, a director can be an individual or a legal entity. The chairman and the chief executive officer must be individuals. French law permits the board of directors to appoint up to five directeurs généraux délégués to whom the board of directors can delegate general or specific powers with the consent of the chief executive officer. The chief executive officer nominates the directeurs généraux délégués and the board of directors appoints them and determines their specific management powers and responsibilities. Under French law, a directeur général délégué, like the chief executive officer, has broad powers to represent and bind the company when dealing with third parties. A directeur général délégué may be removed for a valid cause by the board of directors at any time upon the proposal of the chief executive officer.

        The board of directors currently consists of seven members. The bylaws provide that each director is elected for a six-year term. The bylaws provide that the board of directors consist of a maximum of 15 directors. There is no limitation on the number of terms that directors may serve. According to the Law of May 15, 2001, a company's board of directors should consist of between three and 15 members elected by the company's general shareholders meeting. French companies have three years from the date of publication of the Law of May 15, 2001 to comply with this requirement. The board of directors cannot increase the number of members of the board of directors. Only a simple majority of the shareholders may do so.

        Under French law, the board of directors convenes shareholders meetings and presents the company's financial statements to the shareholders for their approval. In addition, the board of directors reviews and monitors the company's economic, financial and technical strategies. Directors are required to comply with applicable law and regulations and the company's bylaws. Under French law, directors may be held liable for (i) violations of French legal or regulatory requirements relating to sociétés anonymes, (ii) violations of the bylaws or (iii) mismanagement of the company. Directors can be held liable for such actions both individually and jointly for the actions of the other directors. A directeur général délégué may be held individually responsible for his actions if such actions are deemed contrary to the company's interests. In case of misconduct of the board of directors as a whole, a director will be discharged from joint liability in the event that such director was not a party to such violation, provided that no misconduct is attributable to such director and such director objects to the behavior that constitutes the violation in the minutes of the meeting of the board of directors.

        Meetings of the board of directors, which are held as often as required, are normally convened and presided over by the chairman. The Company's board of directors met six times in 2002. According to French company law, if the board of directors has not met for more than two months, at least one-third of the members of the board of directors may request that the chairman convenes a meeting of the board of directors in relation to matters listed on the agenda prepared by such directors requesting the meeting. A quorum consists of one-half of the members of the board of directors. Decisions of the board of directors are taken by a vote of the majority of the directors present or represented by another director of the board of directors. A director can give a proxy to another director, but a director cannot represent more than one director at any particular meeting. Directors of the board of directors represented by another director at meetings do not count for purposes of determining the existence of a quorum. See "Item 10. Additional Information—Memorandum and Articles of Association—Directors."

        The board of directors of the Company has an audit committee and a remuneration committee. The audit committee is responsible for providing advice to the board of directors on financial and accounting matters in particular with respect to the financial statements, accounting methods and principles, internal and external audits and the choice of accountants. The remuneration committee is responsible for proposing salaries and incentives for the Company's officers and directors. The audit committee and the remuneration committee did not meet in 2002. The Company is in the process of dissolving the audit committee and the remuneration committee, because such committees are being formed at the level of its parent company.

        Under French law and the bylaws of the Company (statuts), the chairman and chief executive officer have full authority to manage the internal business of the Company. The chairman and chief executive officer have the broadest powers to act on behalf of the Company and to represent the Company when dealing with third parties, subject only to those powers expressly reserved to the board of directors or shareholders under the relevant provisions of French law.

        Mr. Bazil and Mr. Schnepp are each entitled to receive (i) a severance payment of approximately €0.8 million payable upon dismissal, provided such dismissal was not for gross misconduct, and subject to certain other conditions and (ii) compensation for signing a covenant not to compete of approximately €0.8 million payable upon termination of employment.

        The French members of our senior management responsible for day-to-day operations are entitled to receive a retirement premium. The retirement premium is calculated to ensure that the beneficiaries receive a total retirement pension equal to 50% of the average of the two highest annual remuneration amounts received by a member during the last three years of service with us. To receive the retirement pension, the member must be at least 60 years old and must have been employed by us for at least ten years. Upon such a member's death, we will pay 60% of the retirement pension to the member's surviving spouse.

  D.    Employees

        The following table sets forth the number of employees, including temporary employees, that we employed as of December 31, 2000, December 31, 2001 and December 31, 2002. The table divides employees by geographical area and main category of activity.

	As of December 31,
	2000	2001	2002
By geographical areas:
France	36%	35%	35%
Italy	12%	11.5%	12%
Rest of Europe	17%	17.5%	19%
United States & Canada	15%	13%	12%
Other countries	20%	23%	22%
By category of activity:
Manufacturing	67%	66%	66%
Administration, General Services and R&D	20%	21%	21%
Marketing and Sales	13%	13%	13%
Total number of employees (average for period)	27,110	27,146	27,017

        We try to maintain an appropriate number of employees for the economic climate and an adequate number of employees to manage client relationships and develop new products. For example, in 2001, we reduced our workforce in response to the economic downturn and subsequent decline in demand for our products in several of our markets, including in the United States, Canada, Poland, Turkey and Austria. Whenever possible, we reduce our workforce through voluntary employee reduction plans. We have announced the intention to close certain plants in the UK and Austria.

        We believe that our employee relations are satisfactory. We have not experienced any significant strikes or work stoppages in recent years.

  E.    Share Ownership

        Each member of the board of directors of the Company holds only director qualifying shares, which amount to less than one per cent of the ordinary share capital of the Company. In addition, François Grappotte holds options to subscribe to 26,120 ordinary shares, Olivier Bazil holds options to subscribe to 26,120 ordinary shares and Gilles Schnepp holds options to subscribe to 16,480 ordinary and 4,040 preferred non-voting shares.

  Employee Stock Option Plans

        In accordance with the authorization granted by an extraordinary shareholders meeting held on May 25, 1994, the Company established a stock option plan (the "1994 Plan"), under which options could be granted for the purchase or subscription of ordinary or preferred non-voting shares of the Company at prices equal to 80% of the average opening market price of the shares on Euronext Paris for 20 trading days prior to the date of the grant of the options. Options could be granted at any time through May 24, 1999, and can be exercised at any time within a period of six years from the date of grant. Pursuant to this authorization, options were granted in 1995, 1996, 1997 and 1998.

        On May 26, 1999, the shareholders authorized the Company to issue, until May 2004, options to purchase or to subscribe to ordinary shares or preferred non-voting shares of the Company. Based on such authorization, on December 13, 1999, the board of directors of the Company established a new plan (the "1999 Plan") for options to purchase ordinary shares of the Company open to all French employees meeting certain limited employment qualifications. The exercise price for shares of the

Company issued pursuant to the 1999 Plan is €222 per share (the average opening market price of the shares on Euronext Paris for twenty trading days prior to December 13, 1999). The options may not be exercised for five years subsequent to the date of the grant and may be exercised for a period of two years subsequent to that date (i.e., from December 13, 2004 to December 12, 2006).

        Based on the authorization granted in May 1999, on November 21, 2000, the board of directors of the Company established a stock subscription plan (the "2000 Plan") open to all French employees meeting certain limited employment qualifications. The exercise price for shares of the Company issued pursuant to the 2000 Plan is €191.50 per share (the average opening market price of the shares on Euronext Paris for twenty trading days prior to November 21, 2000). The options may not be exercised for five years subsequent to the date of the grant and may be exercised for a period of two years subsequent to that date (i.e., from November 21, 2005 to November 20, 2007).

        Following a decision of the board of directors of the Company dated January 19, 2001, the right to exercise the options issued under the 2000 Plan may be revoked only when the relevant employee or manager is dismissed for gross negligence (faute lourde).

        Based on the authorization granted in May 1999, on November 13, 2001, the Company established a stock subscription plan (the "2001 Plan") open to all French employees meeting certain limited employment qualifications. The exercise price for shares of the Company issued pursuant to the 2001 Plan is €143.00 per share (the average opening market price of the shares on Euronext Paris for twenty trading days prior to November 13, 2001). The options may not be exercised for four years subsequent to the date of the grant and may be exercised for a period of three years subsequent to that date (i.e., from November 13, 2005 to November 12, 2008).

        As of December 31, 2002, the total number of outstanding options to purchase or to subscribe for ordinary shares of the Company held by our employees, including managers and executive officers, represented 398,438 new ordinary shares of the Company, or approximately 1.86% of the total outstanding ordinary share capital of the Company. The total number of outstanding options as of December 31, 2002, to purchase or to subscribe for preferred non-voting shares of the Company held by our employees, including managers and executive officers, represented 5,000 new preferred non-voting shares, which represents approximately 0.7% of the total outstanding preferred non-voting shares of the Company.

        During November 2002, options were exercised for 2,000 preferred non-voting shares of the Company at an exercise price of €67.08 per share and options were exercised for 5,400 ordinary shares of the Company at an exercise price of €107.42 per share. All of the exercised options were issued in 1996 pursuant to the 1994 Plan. Mr. Grappotte exercised options for 2,500 ordinary shares of the Company, Mr. Bazil exercised options for 2,500 ordinary shares of the Company and Mr. Schnepp exercised options for 2,000 preferred non-voting shares of the Company.

        Stock options issued by the Company and held by our employees and managers which have not been exercised prior to the completion of the Minority Buy-Out Offer will remain outstanding. Our employees and managers may therefore exercise these options after the Minority Buy-Out Offer is completed and become shareholders of the Company. Because we intend to delist the Company from Euronext Paris following the completion of the Minority Buy-Out Offer, we will not be able to commence any subsequent public buy-out offer (offre publique de retrait) or squeeze-out procedure (retrait obligatoire) with respect to shares of the Company issued to any person upon exercise of such options after the Minority Buy-Out Offer is completed. As of March 11, 2003, out of a total number of 403,438 outstanding stock options, there were 384,188 options to purchase ordinary shares of the Company outstanding which will not be exercisable prior to the Minority Buy-Out Offer. These stock options comprised options over 398,438 ordinary shares and 5,000 preferred non-voting shares of the Company representing 1.86% and 0.07%, respectively, of the fully diluted ordinary and preferred non-voting share capital of the Company.

        See note 1(n) to the Consolidated Financial Statements as of December 31, 2002, included elsewhere in this annual report, relating to stock options and the application of APB No. 25 and SFAS No. 123.

Item 7.    Major Shareholders and Related Party Transactions.

  A.    Major Shareholders

        Our capital stock consists of 21,440,808 common shares and 6,719,529 preferred non-voting shares, in each case with a par value of €2.00 per share. Pursuant to French law and to the bylaws, the preferred non-voting shares may not represent more than 25% of the Company's share capital.

        Upon the consummation of the Minority Buy-Out offer, all of our outstanding and issued share capital (other than directors' qualifying shares) shall be owned by FIMAF. However certain employees, including managers and executive officers will likely continue to hold options to purchase or subscribe for ordinary and preferred non-voting shares of the Company as described under "Item 6. Directors, Senior Management and Employees—E. Share Ownership—Employee Stock Option Plans". All of the issued and outstanding share capital of FIMAF is owned by FIMEP and all of the outstanding share capital of FIMEP, other than directors' qualifying shares, is owned by Lumina Participation S.à.r.l. Lumina Participation S.à.r.l. is owned 99.5068% by Lumina Parent and 0.3285% by Lumina Management S.A.S and 0.164% by Lumina Financing 2. In addition, Lumina Management holds warrants to acquire additional shares of Lumina Participation S.à.r.l. Lumina Parent is owned by funds managed by KKR (37.4)%, Wendel (37.4)%, WestLB AG (11.3)%, funds managed or advised by MPE GB Limited (6.5%), funds managed or advised by affiliates of the Goldman Sachs Group, Inc. (5.7)% and the Family Investors (1.7)%.

        Except as otherwise set forth below, we believe that no other shareholder is a beneficial owner of more than 5% of the outstanding common shares or voting rights of the Company.

        The first table below sets forth the beneficial ownership of the ordinary shares of Lumina Parent, as of the date of this annual report by each person who beneficially owns more than 5% of any class of shares of Lumina Parent.

        The second table below sets forth the legal ownership of the ordinary and preferred shares of Lumina Participation S.à.r.l. as of the date of this annual report by each person who is the legal owner of any shares of Lumina Participation S.à.r.l.

        The number of shares beneficially owned by each shareholder in the table below has been determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purposes. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes, for any shareholder, shares which that holder has the right to acquire within 60 days. As a consequence, several persons may be deemed to be the "beneficial owners" of the same shares. Unless otherwise noted in the footnote to the tables below, each shareholder named below has sole voting and investment power with respect to the shares shown as beneficially owned. Unless otherwise noted, the percentage ownership of each shareholder is calculated based on 7,558,169 outstanding ordinary shares of Lumina Parent and 477,778 outstanding ordinary shares and 7,113,321 outstanding preferred shares of Lumina Participation S.à.r.l.

Lumina Parent

Name and Address of Beneficial Owner	Title of Class	Amount	Percentage of Class
KKR Europe Limited(1)	Ordinary	1,690,003	22.36%
KKR 1996 Overseas Limited(1)	Ordinary	572,317	7.57%
KKR Millennium Limited(1)	Ordinary	563,334	7.45%
Total	Ordinary	2,825,654	37.39%
Wendel(2)	Ordinary	2,825,654	37.39%
Trief Corporation S.A.	Ordinary	2,825,654	37.39%
WestLB AG(3)	Ordinary	858,173	11.35%
West Luxcon Holdings S.A.	Ordinary	858,173	11.35%
MPE GB Limited(4)	Ordinary	493,450	6.53%
Elec Sub S.A.	Ordinary	493,450	6.53%
Goldman Sachs Group Inc.(5)
GSCP 2000 Onshore Lumina Holding S.à.R.L.	Ordinary	249,079	3.30%
GSCP 2000 Lumina Holding S.à.R.L.	Ordinary	180,008	2.38%
Total	Ordinary	429,087	5.68%

(1)
Ordinary shares shown as beneficially owned by KKR Europe Limited are owned of record by Financière Light S.à.R.L. KKR Europe Limited is the general partner of KKR Associates Europe, Limited Partnership which is the general partner of KKR European Fund, Limited Partnership. KKR European Fund, Limited Partnership is the sole shareholder of Financière Light S.à.R.L.

  Ordinary shares shown as beneficially owned by KKR 1996 Overseas Limited are owned of record by Financière Light II S.à.R.L. KKR 1996 Overseas Limited is the general partner of KKR Associates II (1996), Limited Partnership which is the general partner of KKR 1996 Fund (Overseas), Limited Partnership. KKR 1996 Overseas Limited is the general partner of KKR Partners (International), Limited Partnership. KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership are the sole shareholders of Financière Light II S.à.R.L.

  Ordinary shares shown as beneficially owned by KKR Millennium Limited are owned of record by Financière Light IV S.à.R.L. KKR Millennium Limited is the general partner of KKR Associates Millennium, Limited Partnership which is the general partner of KKR Millennium Fund (Overseas), Limited Partnership. KKR Millennium Fund (Overseas), Limited Partnership is the sole shareholder of Financière Light IV S.à.R.L.

  The members of KKR Europe Limited, KKR 1996 Overseas Limited and KKR Millennium Limited are Henry Kravis, George Roberts, Todd Fisher, Edward Gilhuly, Perry Golkin, Jamie Greene, Johannes Huth, Michael Michelson, Alex Navab, Paul Raether, Neil Richardson and Scott Stuart. Messrs. Kravis and Gilhuly are also directors of Lumina Parent. Each of such individuals may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR Europe Limited, KKR 1996 Overseas Limited and KKR Millennium Limited. Each of such individuals disclaims beneficial ownership of such shares. The address of each of KKR Europe Limited, KKR 1996 Overseas Limited and KKR Millennium Limited is Ugland House, P.O. Box 309 GT, George Town, Grand Cayman, Cayman Islands, B.W.I.

(2)
Ordinary shares shown as beneficially owned by Wendel are held of record as indicated in the table above. Wendel Participations, the majority shareholder of Wendel, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Wendel. Wendel Participations disclaims beneficial ownership of such shares. The address of Wendel is 89, rue Taitbout, 75009 Paris.

(3)
Ordinary shares shown as beneficially owned by WestLB AG are held of record as indicated in the table above. The address of WestLB AG is Herzogstrasse 15, 40217 Dusseldorf.

(4)
Ordinary shares shown as beneficially owned by MPE GB Limited are held of record as indicated in the table above. MPE GB Limited managers and/or MPE GB Limited, HSBC Private Equity European GmbH & Co Beteiligungen KG, HSBC Private Equity European LP, together with other co-investors, own respectively 39.3%, 6.3%, 49.7% and 4.7% of the beneficial ownership in Elec Sub S.A. The address of MPE GB Limited is Vintners Place, 68 Upper Thames Street, London EC4V 3BJ.

(5)
Ordinary shares shown as beneficially owned by Goldman Sachs Group, Inc. are held of record as indicated in the table above. The address of Goldman Sachs Group, Inc. is 85 Broad Street, New York, NY 10004.

Lumina Participation S.à.R.L.

Name and Address of Legal Owner	Title of Class	Amount	Percentage of Class
Lumina Parent(1)	Preferred	7,113,321	100.00%
Lumina Parent(1)	Ordinary(4)	440,338	92.16%
Lumina Management S.A.S(2)	Ordinary(4)	24,940	5.22%
Lumina Financing 2(3)	Ordinary(4)	12,500	2.62%

(1)
The address of Lumina Parent is 5, boulevard de la Foire, 1528 Luxembourg.

(2)
The address of Lumina Management S.A.S is 82, rue Robespierre, 93170 Bagnolet, France.

(3)
Ordinary shares shown as legally owned by Lumina Financing 2 are beneficially owned by Wendel. Wendel Participations, the majority shareholder of Wendel, may be deemed to share beneficial ownership of the shares shown as legally owned by Lumina Financing 2. Wendel Participations disclaims beneficial ownership of such shares. The address of Lumina Financing 2 is 89, rue Taitbout, 75009 Paris. It is contemplated that certain managers of Wendel will invest in Lumina Participation S.à.r.l. by acquiring the interest in Lumina Financing 2 or through another investment vehicle.

(4)
Ordinary shares in Lumina Participation S.à.r.l. are not entitled to any distribution until Lumina Parent's original investment has been reimbursed and Lumina Parent has received a 10% return on the investment compounded annually. Thereafter, ordinary shares receive 90% of all distributions.

        The following table sets forth the percentage ownership of the Company's common and preferred non-voting shares over the past three years:

	As of December 31,
	2000		2001		2002
	Common	Preferred(1)	Common	Preferred(1)	Common	Preferred(1)
Founding Families(2)	40.3%	N/A	—	N/A		N/A
Banks Participating in a shareholders' agreement(3)	1.2%	N/A	—	N/A		N/A
Schneider Electric S.A.	—	N/A	98.3%	97.5%	—	—
FIMAF S.A.S.					98.3%	97.5%
Others	58.5%	N/A	1.7%	N/A	1.7%	N/A

Total	100%	100%	100%	100%	100%	100%

(1)
The French Code de Commerce does not allow French companies to identify the holders of their preferred shares by the "Titres ou porteur identifiable" method. Therefore we do not have reliable information on the identity of the holders of our preferred shares except for Schneider in 2001 and FIMAF in 2002. None of the chairman and/or chief executive officer, the directors or their immediate relatives may hold our preferred shares.

(2)
The Founding Families are the historical shareholders and their descendants, principally the Verspieren and Decoster families.

(3)
Certain of our shareholders (the "Controlling Shareholders"), including the historical shareholders (principally the Founding Families) and their descendants, Banque Nationale de Paris and Crédit Commercial de France, entered into a shareholders' agreement (the "Shareholders' Agreement") on July 9, 1991. Under the Shareholders' Agreement, the Controlling Shareholders had agreed to maintain control of the Company and to act in concert to nominate members of the board of directors. Decision-making within the framework of the Shareholders' Agreement was managed by Charles Verspieren and Edouard Decoster, both members of the Board of Directors at that time. The Controlling Shareholders also granted to each other a right of first refusal in respect of the sale or any other transfer to a third party of common shares of the Company or rights associated with such shares. Most of the Controlling Shareholders, representing approximately 41% of the common shares, tendered their shares as part of the Schneider tender offer for the shares of the Company resulting in the termination of the Shareholders' Agreement.

        There are no other voting rights except for those attached to the common shares of the Company. All holders of the common shares have identical voting rights.

Investors' Agreement

        Pursuant to the Investors' Agreement entered into on the date of the closing of the Acquisition, the Consortium members have agreed to provisions regarding:

  •
  the composition of Lumina Parent's and FIMEP's board of directors,

  •
  the procedures for management and governance of Lumina Parent and its subsidiaries, including us,

  •
  the rights and obligations of each investor in Lumina Parent,

  •
  the conditions under which a public or private sale of all or part of Lumina Parent or any of its subsidiaries, including FIMEP, may take place, and

  •
  the conditions under which transfers of Lumina Parent's, FIMEP's or certain of our subsidiaries' shares may take place.

        The Investors' Agreement shall terminate upon the earlier of (i) the written agreement of the parties, (ii) an initial public offering or listing of the shares of Lumina Parent or any of its subsidiaries or (iii) the twentieth anniversary of the closing date of the Acquisition. Prior to the termination of the Investors' Agreement in connection with an initial public offering or listing of the shares of Lumina Parent or any of its subsidiaries, the Consortium members have agreed to enter into a registration rights agreement. See "—Initial Public Offering and Registration Rights."

        Below is a description of the other material provisions of the Investors' Agreement.

  Veto Rights of KKR and Wendel

        Pursuant to the Investors' Agreement, each of KKR and Wendel will have veto rights over various matters, including any decision relating to:

  •
  a recapitalization, amalgamation, merger, sale of all or a substantial part of the assets of, consolidation, dissolution, liquidation or sale of Lumina Parent, or any similar transaction (including through any subsidiary of Lumina Parent);

  •
  the issuance of any new capital stock, options, warrants or rights to acquire capital stock of Lumina Parent or any of its direct or indirect subsidiaries, subject to certain exceptions;

  •
  joint ventures or other acquisitions of businesses by Lumina Parent, FIMEP or any subsidiary of either involving aggregate consideration in excess of €10 million;

  •
  the approval of any transfer of shares in Lumina Parent at any time prior to the fifth anniversary of the date of the closing of the Acquisition subject to certain exceptions; and the approval of the transfer of FIMEP's shares, or the shares of any direct or indirect subsidiary of Lumina Parent that holds, directly or indirectly, the shares of the Company;

  •
  the hiring, firing and compensation of FIMEP's or Lumina Parent's chief executive officer or any officer or executive member of management of FIMEP or Lumina Parent or any of their subsidiaries;

  •
  the incurrence of indebtedness or guarantees in excess of € 10 million;

  •
  sales or other dispositions of businesses or assets for consideration in excess of €10 million; and

  •
  the approval of FIMEP's and its subsidiaries', including the Company's annual budget and rolling three-year business plan.

        Each of the veto rights described above also applies to any decisions to be made in respect of the Company such that decisions by the Company and, where relevant its subsidiaries, can only be taken following approval by both KKR and Wendel.

  Initial Public Offering and Registration Rights

        An initial public offering or listing of shares of Lumina Parent or any of its subsidiaries, including FIMEP and the Company, may take place only if a majority of the board of directors of Lumina Parent so determines, provided that, prior to the second anniversary of the closing date of the Acquisition, each of KKR and Wendel must also approve any initial public offering or listing of shares of Lumina Parent or any of its subsidiaries. After the second anniversary of the Acquisition, each of KKR and Wendel has the right to cause Lumina Parent or any of its subsidiaries to conduct an initial public offering or listing of shares of Lumina Parent or any of its subsidiaries, provided that the anticipated proceeds of the initial public offering or listing of shares of Lumina Parent or any of its subsidiaries (including proceeds from sales of shares held by the Consortium) equal €500 million or more.

        In connection with an initial public offering or listing of shares of Lumina Parent or any of its subsidiaries or subsequent offering of the primary shares of Lumina Parent or any of its subsidiaries, each of the Consortium members will have the right to participate in the offering, on a pro rata basis, pursuant to customary "piggyback" registration rights. Each of KKR and Wendel also have certain demand registration rights and, in connection with any secondary offering of shares made pursuant to such rights, each of the members of the Consortium will have the right to participate in any such secondary offering, on a pro rata basis, pursuant to customary "piggyback" registration rights. The persons who hold equity through Lumina Management S.A.S. will be entitled to the same registration rights as will managers that become investors in Lumina Parent or any of its subsidiaries and certain other transferees.

  Transfers of Shares

        Pursuant to the Investors' Agreement, the Consortium members have agreed to restrictions on the transfer of shares in Lumina Parent. Subject to the conditions set out in the Investors' Agreement, transfers are permitted (i) in connection with the exercise of demand and "piggyback" registration rights summarized above, (ii) to affiliates and other parties related to the transferring investor and (iii) subject to certain other exceptions.

Transfers Prior to the Fifth Anniversary of the Acquisition

        Prior to the fifth anniversary of the closing date of the Acquisition and prior to an IPO, no Consortium member or other permitted investor in Lumina Parent may transfer (either directly or indirectly) any shares in Lumina Parent, except (i) KKR and Wendel may syndicate a portion of their respective shareholdings (so long as they continue to own at least €500 million of securities) in Lumina Parent for a limited time following the closing of the Acquisition and (ii) with the prior approval of KKR and Wendel and subject to other terms and conditions.

        In connection with the transfer by either KKR or Wendel of all (but not less than all) of its shares in Lumina Parent to a non-affiliated purchaser in a bona fide transaction approved by both KKR and Wendel, the transferring investor will have the right to "drag along" the other equity investors by requiring them to transfer all (but not less than all) of their shares to the third party purchaser on the same terms and conditions, provided, however, that certain significant investors may request a fairness opinion in certain circumstances. If KKR or Wendel, as the case may be, does not exercise its "drag along" right, or in the case of a bona fide transfer by a member of the Consortium other than KKR or

Wendel to a non-affiliated purchaser that has been approved by KKR and Wendel, each of the other equity investors may elect to "tag along" in the transaction by requiring KKR or Wendel or the other members of the Consortium, as the case may be, to cause the third party purchaser to purchase such other investor's shares.

Transfers from the Fifth Anniversary of the Acquisition

        On and after the fifth anniversary of the closing of the Acquisition and prior to an IPO or a listing of shares of Lumina Parent or any of its subsidiaries, no Consortium member may transfer its shares in Lumina Parent other than in accordance with the conditions set out in the Investors' Agreement as summarized below.

        Transfers by KKR and Wendel.    If either KKR or Wendel intends to transfer its shares in Lumina Parent, it must transfer all (but not less than all) of its shares and must grant a right of first offer to the other of them.

        Whenever KKR or Wendel, as the transferring investor, proposes to sell all of its shares to a third party purchaser, it will have the right to "drag along" the other equity investors by requiring each of them to sell all (but not less than all) of their shares on the same terms and conditions as the transferring investor. If the transferring Consortium member does not exercise its "drag along" right, each of the other equity investors may elect to "tag along" in the transaction by requiring the transferring investor to cause the third party purchaser to purchase some or all of such other investor's shares or a pro rata amount of such other investor's shares, if the total number of shares to be sold by the transferring investor exceeds the number the purchaser is willing to purchase. Whenever KKR or Wendel, as the transferring investor, proposes to sell all of its shares to the other of them, each of the other investors may elect to "tag along" in the transaction.

        Transfers by Other Investors.    If a Consortium member (other than KKR or Wendel) has received a bona fide offer for its shares in Lumina Parent from a proposed purchaser, it may transfer all (but not less than all) of its shares; provided the transferring Consortium member must first give KKR and Wendel (or, if one of them is the proposed purchaser, the other of them) the right to purchase all (but not less than all) of the shares on the same terms and conditions offered by the proposed purchaser.

Other Equity Arrangements

Lumina Management Shareholders' Agreement

        Certain senior managers of the Company have agreed to invest in connection with the Acquisition through a dedicated investment company, Lumina Management S.A.S., in the equity of Lumina Participation S.à.r.l. The following is a summary of certain provisions of the articles of association of Lumina Management S.A.S., and the shareholders' agreement relating to Lumina Management S.A.S.

Drag-Along Rights

        In the event of a change of control (as such term is defined in the Lumina Management S.A.S. Shareholders' Agreement, including, in the event the drag-along right is exercised pursuant to the Investors' Agreement) of Lumina Parent, Lumina Participation S.à.r.l., FIMEP or FIMAF, Lumina Parent shall have the right to require each of the shareholders of Lumina Management S.A.S. to sell such shareholder's shares in Lumina Management S.A.S. to the third party acquiring control.

Tag-Along Rights

        In the event of a change of control in connection with which Lumina Parent was entitled to exercise its drag-along rights described above and has not done so, Lumina Parent shall request that the third party purchaser purchase all Lumina Management S.A.S. shares owned by the shareholders of

Lumina Management S.A.S. If the third party purchaser fails to acquire these Lumina Management S.A.S. shares, Lumina Parent undertakes to acquire such shares.

Terms and Conditions of the warrants to acquire ordinary shares in Lumina Participation S.à.r.l.

        Lumina Participation S.à.r.l. has issued to Lumina Management S.A.S. 49,880 warrants at a price of €17.04 per warrant. Each warrant entitles the holder thereof to purchase one ordinary share of Lumina Participation S.à.r.l. for the price of € 100 each with a par value of €25. All newly issued ordinary shares will benefit from the same rights as all other ordinary shares. The exercise of all warrants would result in an increase of the share capital of Lumina Participation S.à.r.l. to €1,247,000.

        The warrants are exercisable until December 31, 2012, in the event of our initial public offering or in the event of a change of control of Lumina Parent, Lumina Participation S.à.r.l., FIMEP or FIMAF whereby these companies are no longer controlled by any member of the Lumina Parent group or any affiliate thereof or the exercise of drag-along rights pursuant to the terms of the Investors' Agreement. If the warrants have not been exercised by December 31, 2012, they lapse. The total number of warrants that can be exercised will be determined in accordance with the formulas set out in the terms and conditions of the warrants.

Lumina Management S.A.S.—Articles of Association

        The share capital of Lumina Management S.A.S. consists of ordinary shares, which in the aggregate carry 49% of the voting rights, and class B shares which in aggregate carry 51% of the voting rights. Under the articles of association, all decisions made by the shareholders of Lumina Management S.A.S. are taken by a simple majority, with the exception of (i) the decision to remove a shareholder upon the request of other shareholders, which must be approved by shareholders representing 75% of the voting rights and (ii) decisions for which French law requires a unanimous decision of the shareholders.

        Lumina Parent owns all of the class B shares of Lumina Management S.A.S. and thus has effective control of the shareholders actions of Lumina Management S.A.S., except for those matters requiring supermajority shareholder approval as described above. The transfer of shares of Lumina Management S.A.S. is restricted by the Lumina Management S.A.S. articles of association, except in the event of transfer by or in favor of Lumina Parent.

Wendel Managers Investment

        It is contemplated that certain managers of Wendel will invest in the share capital of Lumina Participation S.à.r.l. through an investment vehicle. The terms and conditions of such investment have not been determined as of the date of this annual report.

  Number of holders in the US

        Although it is estimated that the US holders represent less than 1% of the Company's capital stock, we are unable to obtain a precise breakdown of the final holders of its shares, except for registered shares, beyond the securities custodians.

        We believe that the number of US holders of the Yankee bonds is below 300 persons.

  B.    Related Party Transactions

        Since January 1, 2002, material transactions between us and related parties, excluding intercompany indebtedness, included:

  •
  Contract among the Company, Mr. Olivier Bazil and Mr. Gilles Schnepp, granting each of Mr. Bazil and Mr. Schnepp (i) a severance payment of approximately €0.8 million payable upon dismissal, provided such dismissal was not for gross misconduct and subject to certain other conditions and (ii) compensation for entering into covenants not to compete of approximately €0.8 million payable upon termination of employment.

  •
  Retirement arrangements for the French members of our senior management responsible for day-to-day operations. The retirement premium is calculated to ensure that the beneficiaries receive a total retirement pension equal to 50% of the average of the two highest annual remunerations amounts received by the beneficiary during the last three years of service with us. To receive the retirement pension, the beneficiary must be at least 60 years old and must have been employed by us for at least ten years. Upon such a beneficiary's death, we will pay 60% of the retirement pension to the Beneficiary's surviving spouse.

  •
  Agreement pursuant to which in 2002 Mr. Bazil received approximately €5,183 in directors' fees from BTicino.

  •
  Contract between the Company and BNP Paribas for services related to its divestment from Schneider in accordance with the decision of the European Union's antitrust authorities. The services include an analysis of the different possibilities proposed by Schneider (in particular, their legal, tax and financial aspects) and aid in the implementation of Schneider's selection (in particular, review of contracts and disclosure documents) and in the preparation of communications related to such selection. The contract amounted to €1 million.

  •
  Contract between the Company and BNP Paribas for services related to the proposed exchange offer with Schneider. The services included an analysis of the proposed merger (valuation, parities analysis, tax and accounting issues, corporate governance), study of the most favorable tax, accounting and legal treatment for our shareholders, assistance in negotiations and contract drafting. The contract amounted to €11 million. Mr. François Grappotte is a member of the BNP Paribas Board of Directors.

  C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

  A.    Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements" for a list of financial statements contained in this annual report.

  Sales outside of France

        Net sales outside of France for 2002 amounted to €2,179 million, which represents 74.4% of total net sales.

  Legal Proceedings

        In the second half of 2001, approximately 180 current and former employees of BTicino, our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement. Although any early retirement payments would be payable by the Italian social security agency, we cannot assure you that the Italian social security agency will not seek a contribution from us for all or a portion of the payments. Further, regardless of whether the employees are successful in their claim for early retirement payments, they may also commence personal injury claims against us relating to damages they could allege to have suffered. Should any employee proceed with such claims, we could incur significant costs defending against such claims and could be required to pay potentially significant damage awards. Our potential exposure in Italy would depend, among other things, on the type and scope of asbestos damage claims asserted against us (which have not yet been asserted). As a result, we cannot estimate our potential exposure with respect to asbestos claims, and there can be no assurance that such claims will not, individually or in the aggregate, have a material adverse effect on our business, financial condition and cash flows.

        With respect to environmental matters and, mainly because of past operations and the operations of predecessor companies, we are a party to various lawsuits and claims of types that are common to companies in the manufacturing sector, including claims relating to groundwater and soil contamination due to disposal and releases of hazardous substances and waste. We are also party to a claim made by certain current and former employees of BTicino against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during manufacture of products at one of BTicino's facilities. Based on information available to date, we believe that the outcome of all such lawsuits and claims, either individually or in the aggregate, will not have a material adverse effect on our financial condition, results of operations or cash flows (save in relation to the asbestos claim, as to which we are unable to form a view). New information or future developments, such as changes in law (or its interpretation), environmental conditions or our operations, could result in increased environmental costs and liabilities that could have a material effect on our financial condition or results of operations.

        With respect to the Minority Buy-Out Offer, five minority shareholders, including ADAM and Tocqueville Finance S.A. filed an action with the Paris Court of Appeal challenging (i) the decision of the CMF dated March 26, 2003 approving the Minority Buy-Out Offer (decision de recevabilité), (ii) the decision of the CMF dated March 31, 2003 to begin the Minority Buy-Out Offer period and set the timetable for the Minority Buy-Out Offer (ouverture de l'offre et fixation du calendrier) and (iii) the decision of the COB dated March 27, 2003 to attribute visa to the prospectus (note d'information) relating to the Minority Buy-Out Offer and to the Minority Buy-Out Offer process. On the same day the plaintiffs have also requested that the Minority Buy-Out be suspended.

        Consequently, the CMF has decided to postpone the closing of the Minority Buy-Out Offer until at least eight days after the Paris Court of Appeal delivers its decisions on the merits of such claims. The plaintiffs and the Paris Court of Appeal have agreed to this postponement.

        The hearing before the Paris Court of Appeal is due to take place on June 24, 2003 and the Paris Court of Appeal's decision is expected by the end of July 2003.

        Although the plaintiffs have not yet disclosed the grounds for their claims, it is likely that they will challenge the purchase price offered by FIMAF to the minority shareholders for the ordinary and preferred non-voting shares of the Company.

        This action will delay the completion of the Minority Buy-Out Offer until approximately mid-August 2003 if the minority shareholders are not successful or until mid-September 2003 if the Paris Court of Appeal rules in favor of the minority shareholders.

        We are also involved in other litigation from time to time in the ordinary course of our business. We do not expect the outcome of such proceedings, either individually or in the aggregate, to have a material adverse effect on our operations, financial condition or cash flows.

  Tax Audits

        We have received confirmation from local French tax authorities that the French tax group could be subject to a potential tax liability of €7 million (excluding interest for late payment) arising out of a reassessment for the 1998 tax year.

  Dividend Policy

        We pay dividends in accordance with French law. The amount of dividends proposed by the board of directors to the annual shareholder's meeting is determined in relation the Company's ability to distribute dividends and the financing needs of FIMAF and the Company, and shall also take into account the payments to be made by FIMAF, the Company and its subsidiaries under the Senior Credit Facility; however, there is no formula by which the amount of dividends is determined, except for dividends rights granted by the bylaws on preferred non-voting shares, as described in "Item 10. Additional Information—B. Memorandum and Articles of Association." The table below sets forth the dividends paid per common share and preferred non-voting share for the last five years.

	Shares Outstanding at Year End
			Dividend per Share
Year to which Dividend Relates
	Common	Preferred	Common	Preferred
			€
1998(1)	20,547,246	6,565,223	1.55	2.48
1999	20,414,504	6,601,289	1.70	2.72
2000	20,044,270	6,660,233	1.87	2.99
2001	21,435,408	6,717,529	1.87	2.00
2002	21,404,808	6,719,529	0.00	0.00

(1)
For the year 1998, amounts expressed in euro have been derived from the official French franc amounts converted at the official rate set on January 1, 1999, of 6.55957 - €1.00.

        See "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the dividend rights of the holders of common shares and preferred non-voting shares.

  B.    Significant Changes

        None.

Item 9.    The Offer and Listing

  A.    Offer and Listing Details

        Our common and preferred non-voting stock are currently listed on Euronext Paris, the Paris Stock exchange.

  B.    Plan of Distribution

        Not applicable.

  C.    Market

        We are not aware of any US or non-US trading market for the Yankee bonds. Prior to the issuance of the Yankee bonds, we had not sold or offered any securities in the United States. We do not presently intend to apply for a listing of the Yankee bonds on any securities exchange.

  D.    Selling Shareholders

        Not Applicable.

  E.    Dilution

        Not applicable.

  F.    Expenses of the Issue

        Not applicable.

Item 10.    Additional Information

  A.    Share Capital

        Not applicable.

  B.    Memorandum and Articles of Association

        The Company is a limited liability company, (société anonyme), governed by the French law and its bylaws (statuts). All matters not governed by the bylaws are determined in accordance with French law. The bylaws also determine which decisions require collective shareholder approval, in addition to those decisions that French law reserves to the general shareholders meeting. The following is a summary description of the Company's capital stock and of certain provisions of the bylaws and applicable provisions of French law. This information does not purport to be complete and is qualified in its entirety by reference to the bylaws and to the applicable provisions of French law. An unofficial English translation of the bylaws is included as an exhibit to this document. You may obtain copies of the bylaws in French from the Registre du Commerce et des Sociétés de Limoges, France. Please refer to those full documents for additional details.

  Register, Object and Purpose of the Company

        The Company is registered with the Registre du Commerce et des Sociétés de Limoges under number 758 501 001. The principal offices of the Company are located at 128, avenue du Maréchal de Lattre de Tassigny, 87000 Limoges, France and its telephone number is +33 (0)5-55-06-87-87. The Company was formed for a period of ninety-nine years from July 11, 1953.

        Pursuant to Article 3 of its bylaws, the purpose of the Company, in France and in all other countries, is the production, purchase, sale and marketing of electrical equipment and its components, ceramic, plastic products and all materials and tools related to their production and related activities.

  Directors

        Director elections.    Directors are elected by the shareholders and serve until their term expires or until their death, resignation or removal, with or without cause, by the shareholders or until the winding up of the Company. Under certain conditions, the board of directors can fill vacancies until the next general shareholders' meeting. Under French law, a director can be an individual or a legal entity.

        Chairman and chief executive officer.    The chairman and chief executive officer are elected by the board of directors and may be removed by the board of directors at any time. French company law number 2001-420 dated May 15, 2001, published on May 16, 2001 (the "Law of May 15, 2001"), gives the board of directors the right to elect one person for the position of chairman and chief executive officer or to split the function between two different persons, the chairman of the board of directors and the chief executive officer (directeur général). The Law of May 15, 2001 requires a company to hold an extraordinary shareholders' meeting within 18 months from the date of publication of the Law of May 15, 2001 to amend its bylaws to incorporate such right. The Company adopted a resolution to amend its bylaws to incorporate such right at the general shareholders' meeting held on June 3, 2002. The chairman and chief executive officer have full authority to manage the internal business of the Company. The chairman and chief executive officer have the broadest powers to act on behalf of the Company and to represent the Company when dealing with third parties, subject only to those powers expressly reserved to the board of directors or shareholders under the relevant provisions of French law. The chairman and the chief executive officer must be individuals.

        Directeurs généraux délégués.    French law permits the board of directors to appoint up to five directeurs généraux délégués to whom the board of directors can delegate general or specific powers with the consent of the chief executive officer. The chief executive officer nominates the directeurs généraux délégués and the board of directors appoints them and determines their specific management powers and responsibilities. Under French law, a directeur général délégué, like the chief executive officer, has broad powers to represent and bind the company when dealing with third parties. A directeur général délégué may be removed for a valid cause by the board of directors at any time upon the proposal of the chief executive officer.

        Members of the board of directors.    The board of directors currently consists of seven members. The bylaws provide that each director is elected for a six-year term. The bylaws provide that the board of directors consist of a maximum of 15 directors. There is no limitation on the number of terms that directors may serve. According to the Law of May 15, 2001, a company's board of directors should consist of between three and 18 members elected by the company's general shareholders meeting. French companies have three years from the date of publication of the Law of May 15, 2001 to comply with this requirement. The board of directors cannot increase the number of members of the board of directors. Only a simple majority of the shareholders may do so.

        Duties of the board of directors.    Under French law, the board of directors convenes shareholders meetings and presents the company's financial statements to the shareholders for their approval. In addition, the board of directors reviews and monitors the company's economic, financial and technical strategies. Directors are required to comply with applicable law and regulations and the company's bylaws. Under French law, directors may be held liable for (i) violations of French legal or regulatory requirements relating to sociétés anonymes, (ii) violations of the bylaws or (iii) mismanagement of the company. Directors can be held liable for such actions both individually and jointly for the actions of the other directors. A directeur général délégué may be held individually responsible for his actions if such actions are deemed contrary to the company's interests. In case of misconduct of the board of directors as a whole, a director will be discharged from joint liability in the event that such director was not a party to such violation, provided that no misconduct is attributable to such director and such director objects to the behavior that constitutes the violation in the minutes of the meeting of the board of directors.

        Meetings of the board of directors.    Meetings of the board of directors, which are held as often as required, are normally convened and presided over by the chairman. The Company's board of directors met six times in 2002. According to French company law, if the board of directors has not met for more than two months, at least one-third of the members of the board of directors may request that the chairman convene a meeting of the board of directors in relation to matters listed on the agenda prepared by such directors requesting the meeting. A quorum consists of one-half of the members of the board of directors. Decisions of the board of directors are taken by a vote of the majority of the directors present or represented by another director of the board of directors. A director can give a proxy to another director, but a director cannot represent more than one director at any particular meeting. Directors of the board of directors represented by another director at meetings do not count for purposes of determining the existence of a quorum.

        Directors' power to vote on agreements in which they are interested.    Under French law, any agreements (except agreements in the ordinary course of business entered into on an arm's length basis) between a company, either directly or through an intermediary, and one of its directors, its directeur général or one of its directeurs généraux délégués are subject to a special approval procedure, in accordance with article L. 225-38 et seq. of the French Commercial Code (code de commerce). Moreover, pursuant to the Law of May 15, 2001, any agreement entered into between a company and any of its shareholders holding more than 5% of the company's voting rights is subject to the same procedure. If a shareholder is a corporation, the company controlling such shareholder is subject to the same procedure. The interested party must (i) inform the board of directors of the agreement and (ii) obtain its authorization before the transaction is consummated. The chairman of the board of directors must inform the statutory auditors of the existence of such agreement within one month after execution thereof and the general shareholders meeting must then approve such agreement upon the presentation of a special report prepared by the statutory auditors. If the general shareholders' meeting refuses to approve the agreement, third parties may still rely on it, unless it is deemed fraudulent and void, but the director, the directeur général, the directeur général délégué or the shareholder involved, as the case may be, can be held liable to the company for any loss the company may incur under the agreement. The party to the agreement may not participate either in the vote of the board of directors or in the vote of the general shareholders meeting. Even though agreements in the ordinary course of business entered into on an arm's length basis with the parties specified above are not subject to the prior authorization of the board of directors, they must be disclosed by the interested party to the chairman of the board of directors. A list of such agreements, indicating the agreement's purpose must be communicated by the chairman of the board of directors to the board of directors and to the statutory auditors.

        Director's power to vote compensation to himself or herself.    In consideration for their services on the board of directors, directors are entitled to receive directors' fees (jetons de présence). Directors' fees are fixed by the general shareholders meeting and are then allocated by the board of directors. The board of directors may also grant to some of its members additional directors fees on a case-by-case basis for specific assignments. In this case, a director cannot vote for his additional and specific remuneration. If he votes, the decision is void. The board of directors can authorize the reimbursement of travel and accommodation expenses and other expenses incurred by the directors in the corporate interest.

        The chairman of the board of directors, the chief executive officer and the directeurs généraux délégués are entitled to receive remuneration in addition to directors' fees granted by the general shareholders meeting. The board of directors determines the additional remuneration on which the interested directors may not vote and are not counted in the quorum. The chairman of the board of directors, the chief executive officer and the directeurs généraux délégués can vote on a resolution concerning their remuneration.

        Borrowing powers exercisable by the directors.    Under French law, the board of directors must give prior authorization for any security, pledge or guarantee by a company. Authorization is generally granted for a maximum aggregate amount and for specific maximum amounts for one year. If the security, pledge or guarantee has not been previously authorized by the board of directors, the security, pledge or guarantee is not enforceable against the company.

        The French Commercial Code (code de commerce) strictly forbids loans by a company to its directors (unless the director is a legal entity). No company may provide overdrafts for directors or guarantee any directors' obligations. The prohibition also applies to the directeur général and directeurs généraux délégués, permanent representatives of companies on boards of directors, spouses or heirs of such persons and other intermediaries.

        Age requirements for retirement of directors.    The Company's bylaws provide that no more than a third of the directors in office can be older than 75 years old. Furthermore, the chairman, chief executive officer and any directeur général délégué who reaches the age of 75 is deemed to retire automatically. The Company's bylaws specify that the chairman is deemed to retire at the closing of the next meeting of the board of directors following his birthday.

        Number of shares required for a director's qualification.    Under French law, each director must be a shareholder. The Company's bylaws specify that each director must hold at least 25 ordinary shares.

  Legal characteristics of common shares and preferred non-voting shares

  Common shares

        In addition to the voting rights conferred by law or the bylaws, each common share gives a right to a portion of the Company's assets and the winding-up surplus, in proportion to the number and nominal value of shares outstanding. In accordance with our bylaws, following (i) any legally required allocations of net income to specific reserve accounts and (ii) the payment of any priority dividend with respect to preferred non-voting shares (as described below), the common shares have the right to an initial dividend of 5% of their par value (the "Statutory Dividend") prior to any other distribution or allocation of the net income of the Company. Pursuant to the bylaws, entirely paid-up common shares held for at least four years by the same shareholder in registered form and any common shares distributed with respect to such shares are entitled to double voting rights.

  Preferred non-voting shares

        Subject to any exception provided by law, each preferred non-voting share benefits from the same right with respect to the Company's assets and winding-up surplus as the ordinary shares, as well as a distribution of profits exceeding the amount received by each common share by 60%. The preferred non-voting shares (actions à dividende priortaire sans droit de vote) have the right to a priority dividend amounting to 50% of their par value. If the Company does not generate any profit, the right to such priority dividend can be deferred for up to three fiscal years. In addition, when the Company declares a dividend with respect to its ordinary shares, holders of preferred non-voting shares have the right to an additional dividend payment per share. The total of the priority dividend and such additional dividend must be higher than 60% of the dividend declared per ordinary share. Under French law, if the full amount of the priority dividend is not paid on the preferred non-voting shares during three fiscal years, holders of such preferred non-voting shares will be entitled to the same voting rights as holders of common shares. Pursuant to French law, none of the chairman and/or the chief executive officer and/or any Directeur Général Délégué, the directors or their immediate relatives can own preferred non-voting shares. Preferred non-voting shares have no right to participate in general shareholders meetings.

  Shareholders' Meetings and Voting Rights

  General

        Under French law, there are two types of shareholders' general meetings, ordinary and extraordinary. A combined general meeting is a meeting of the shareholders where matters pertaining to both ordinary and extraordinary general meetings are addressed.

        Ordinary general meetings of shareholders are required for matters such as appointing, replacing and removing directors, appointing statutory auditors, approving annual accounts, declaring dividends or authorizing dividends to be paid in shares, issuing debt securities and authorizing the company to trade in its equity securities.

        Extraordinary general meetings of shareholders are required for approval of matters such as: amendments to the bylaws; changes in the name or corporate purpose of the company, approval of mergers in which the company is not the surviving entity; approval of mergers in which the company is the surviving entity but in connection with which the company is issuing a portion of its share capital to the shareholders of the merged entity; increases or decreases in share capital (including a waiver of preferential subscription rights; see "—Preferential Subscription Rights"); the creation of a new class of shares or equity securities; the authorization of the issuance of investment certificates or securities convertible or exchangeable into equity securities; and for the liquidation of the company prior to the end of its statutory term.

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

  Notice of Ordinary and Extraordinary Shareholders' Meetings

        At least 30 days before the date set for any general meeting, a preliminary notice (avis de réunion) must be published in France in the Bulletin des Annonces Légales Obligatoires ("BALO") containing, among other things, the time, date and place of the meeting, the agenda for the meeting and a draft of the resolutions to be submitted to the shareholders. A copy of the preliminary notice must be provided to the COB before publication. The COB also recommends that the preliminary notice be published in a newspaper of national circulation in France. Within 10 days of publication of such notice, one or more shareholders holding a specified percentage of shares (0.5% to 5%, depending on the total amount of the company's share capital at the time), the workers' committee in cases of emergency or a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of the company, may propose additional resolutions to be voted on at the meeting. The board of directors must submit these resolutions to a vote of the shareholders.

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

        During the 15 days preceding a general shareholders' meeting, any shareholder may submit to the board of directors written questions relating to the agenda for the meeting. The board of directors must respond to these questions.

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

        French company law also requires that a special report be provided to the general shareholders' meeting regarding the stock options authorized and /or granted by the Company.

  Dividends

        The Company may distribute dividends out of "distributable profits", plus any amounts held the Company's reserves that shareholders decide to make available for distribution, other than those reserves that are specifically required by law and/or the bylaws.

        "Distributable profits" consist of unconsolidated statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, and as reduced by the legal reserve fund allocation described below.

  Legal Reserve

        French law provides that sociétés anonymes each allocate 5% of their unconsolidated statutory net profits for the fiscal year to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in such reserve fund is equal to 10% of the aggregate nominal amount of the issued and outstanding share capital. The legal reserve is distributable only upon liquidation of the relevant entity. As of December 31, 2002, the Company's legal reserve was €6 million.

  Approval of Dividends

        According to French law, the board of directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. The bylaws provide that, to the extent the distributable profits are sufficient, a first dividend will be paid to the common shares each year equivalent, subject to certain adjustments, to 5% of their paid up and unredeemed nominal value. The bylaws also provide that each preferred non-voting share receives a total distribution exceeding the amount received by each common share by 60%.

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

  Timing of Payment

        According to French law, a company must pay any dividends within nine months of the end of the company's fiscal year, unless otherwise authorized by a court order. Dividends not claimed within five years of the date of payment revert to The Republic of France.

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

  Decreases in Share Capital

        Under French law, the share capital of a company may be decreased only with the approval of the shareholders at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase our shares, all holders of shares must be offered the possibility to participate in such a reduction. Our share capital may be reduced either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless affected shareholders agree otherwise.

  Preferential Subscription Rights

        Under French law, if a company issues specific kinds of additional securities, current shareholders have preferential rights to subscribe (droit préférentiel de souscription) on a pro rata basis for such shares, within 10 trading days from the opening of the subscription period. These preferential subscription rights require the company to give priority treatment to those shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.

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

  Form, Holding and Transfer of Shares

  Form of the Company's shares

        The bylaws provide that the shares may be held in registered or bearer form.

  Holding of shares

        Under French law concerning dematerialization (dématérialisation) of securities, shareholders' ownership rights are not represented by physical certificates but by book entries in equity securities accounts.

        We maintain an account with Euroclear France S.A. ("Euroclear"), the French clearinghouse system, with respect to all the shares of the Company in registered form (the "Company Account"), which is administered by the CMF. In addition, we maintain a separate account for each shareholder (the "Holder Account"), either directly, or, at the shareholder's request, through such shareholder's accredited intermediary. Each Holder Account shows the name of the shareholder and its holdings and, in the case of shares registered through an accredited intermediary, shows that they are so held. The CMF issues confirmations as to holdings of shares registered in the Holder Account to the persons in whose names the holdings are registered, but these confirmations do not constitute documents of title.

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

        The bylaws permit, in accordance with the applicable legislation, the use of the procedure known as titres au porteur identifiables, according to which Euroclear will, upon our request, disclose a shareholder's name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of securities held by the shareholder which have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that might apply to these securities.

        According to the French Commercial Code, shares owned by any non-French resident may be held on the shareholder's behalf in a collective account or in several individual accounts by an intermediary.

  Transfer of shares

        Prior to any transfer on Euronext Paris of shares held in registered form, such shares must be converted into bearer form and be registered in an account maintained by an accredited intermediary. Dealings in shares are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. For dealings on Euronext Paris, an impôt sur les opérations de Bourse, or tax assessed on the price at which the securities were traded, is payable by French residents, at a rate of 0.3% on transactions up to €153,000 and at a rate of 0.15% thereafter, subject to a rebate of €23 per transaction and maximum assessment of €610 per transaction. Non-French residents are generally not subject to the payment of such impôt sur les opérations de Bourse. In addition, a fee or commission is payable to the French broker, accredited intermediary or other agent involved in the transaction (whether within or outside France). No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

  Liquidation Rights

        Following the Company's dissolution and winding-up for any reason whatsoever, the remaining net assets, after settling our liabilities, are applied first to the redemption of the paid-up nominal value of the preferred non-voting shares, then the preferred dividend remaining due, and thereafter to the redemption of the par value of the ordinary shares. The remaining balance is then equally distributed among all shares without distinguishing among them.

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

        Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert who come to own more than 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the shares and other securities giving access to the share capital or to voting rights of such company.

        In addition, the bylaws provide that any natural person or legal entity acting alone or in concert, who holds or no longer holds, directly or indirectly, a percentage of the Company's share capital or voting rights equal to or exceeding 1% or any other percentage in whole number which is a multiple of 1%, including above the legal threshold of 5%, and up to the threshold of one third of such capital or voting rights, shall report to the company within 15 days from the day on which the applicable threshold has been passed, the total number of shares or voting rights held, unless such change is the result of a change in the total number of shares or of voting rights not due to any action of such person or legal entity. If a person does not comply with this requirement, and upon request made in any manner prior to any voting by the shareholders at a general shareholders' meeting, by one or more shareholders holding at least 1% of the share capital or of the voting rights, the shares exceeding the fraction that should have been reported shall be deprived of their voting right for a two-year period following the date on which the failure to report has been remedied, unless such excess results from a change in the total number of shares or voting rights.

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

  Purchase by the Company of its shares

        Under French law, a company may not subscribe for its shares but it may, either directly or through a financial intermediary acting on its behalf, purchase its own shares (a) with the approval of the shareholders at an extraordinary general meeting to reduce its share capital by canceling the shares repurchased under certain circumstances, (b) to provide shares for distribution to employees under a profit-sharing or stock option plan, or (c) if the Company's shares are listed on a regulated market (i.e., on the Premier Marché, the Second Marché or the Nouveau Marché), subject to the filing of a note d'information that has received the approval (visa) of the COB and after obtaining approval from the shareholders at an ordinary general meeting, to acquire up to 10% of its share capital or if the company has different classes of shares, 10% of the shares of each class. In the last case, the company may decide to (i) keep the shares acquired, (ii) sell or transfer them (including to employees under a profit-sharing plan or stock option plan) or (iii) with the approval of the shareholders at an extraordinary meeting, cancel them, subject to a maximum of 10% of the outstanding share capital over any 24-month period.

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

  C.    Material contracts

        We believe that except for the Senior Credit Facility and the related security arrangements, See "Item 5. Operating and Financial Review and Prospects—Senior Credit Facility" there are no material contracts, other than those entered into in the ordinary course of business, to which we are a party for each of the years ended December 31, 2000, 2001 and 2002.

  D.    Exchange Controls

        Under current French exchange control regulations, there are no limitations on the amount of cash payments that may be remitted to non-French residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-French resident be handled by an authorized intermediary bank. All registered banks and substantially all credit establishments in France are accredited intermediaries.

  E.    Taxation

  French Taxation

        The following discussion is a summary of the French tax consequences to holders of the Yankee bonds who are not French residents for tax purposes, based on current law and practice in France. This discussion is for general information purposes only and does not purport to be a comprehensive description of all possible tax consequences that may be relevant. Holders of the Yankee bonds should consult their own professional advisers as to the consequences of making an investment in, holding or disposing of the notes and the receipt of any amount in connection with the Yankee bonds.

        All payments made on the Yankee bonds will be made free and clear of, and without withholding or deduction for, any present or future tax, duty, assessment or other governmental charge of whatever nature imposed, levied, collected or withheld thereon by or on behalf of the Republic of France or any political subdivision or taxing authority thereof or therein, unless such withholding or deduction is required by French law.

        The Company will, subject to the exceptions and limitations set forth below, pay, to the fullest extent permitted by law, to any holder of the Yankee bonds who is a French Alien (as defined below) such additional amounts as may be necessary in order that every net payment of principal or interest on such Yankee bonds, after deduction or withholding by the Company or any of its paying agents for or on account of any present or future taxes, assessments or other governmental charges imposed upon or as a result of such payment by France (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided in such Yankee bonds to be then due and payable; provided, however, that no such additional amounts will be paid in respect of any payment on any Debenture (a) to a holder (or beneficial owner) who is liable for such taxes or duties in respect of such Debenture by reason of his having or having had some connection with France other than the mere holding of such Debenture, (b) to a holder (or beneficial owner) who fails to comply, at the request of the Company or the Trustee, with any certification, identification, information, declaration or other reporting requirement concerning the nationality, residence, identity or connection with France of such holder or beneficial owner or fails to provide, at the request of the Company or the Trustee, any other similar claim for exemption, if at any time compliance were to be required as a precondition to exemption from or for reduction in such tax, assessment or other governmental charge, (c) to a holder that is not the sole beneficial owner of the Debenture, or a holder that is a fiduciary or partnership, but only to the extent that a beneficial owner or settler with respect to the fiduciary or a beneficial owner or member of the partnership, as the case may be, would not have been entitled to payment of an additional amount had the beneficiary, settler, beneficial owner or member received directly its beneficial or distributive share of the payment or (d) presented for payment (where presentation is required) more than 30 days after the later of the date on which such payment became due and payable and the date on which the amount thereof was first made available for payment. Other than as set forth in this paragraph, the Company shall not be responsible for any other tax imposed on the holders of the Yankee bonds.

        "French Alien" means any corporation, partnership, individual or fiduciary that is, for French tax purposes, a non-resident corporation, a non-resident individual, a non-resident fiduciary of a non-resident estate or trust, or a non-resident partnership, provided that such corporation, partnership, individual or fiduciary does not have a permanent establishment or fixed base in France, which is effectively connected with the holding of the Yankee bonds.

        Currently, the Yankee bonds will be entitled to the special tax treatment provided by Article 131 quater of the French Tax Code and, accordingly, under existing French law, neither the Company, nor any paying agent will be obligated to deduct or withhold for or on account of any French taxes in respect of any payments on the Yankee bonds. If as a result of a change in French law, deduction or withholding with respect to a payment of interest or principal on the Yankee bonds is required, current French law would not permit the payment of additional amounts.

        In general, French Aliens will not be subject to French tax on any capital gain derived from the redemption, sale or exchange of the Yankee bonds.

  US Taxation

  US Person

        The following is a summary of certain US federal income tax consequences for beneficial owners of the Yankee bonds that are "US persons" under the Internal Revenue Code (which we will refer to in this summary as the "Code"). Under the Code, a "US person" means a person who is any of the following for US federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

  •
  an estate the income of which is subject to US federal income taxation regardless of its source; or

  •
  a trust if (1) it is subject to the primary supervision of a court within the United States and one or more US persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

        This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the US federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the US federal income tax consequences applicable to you if you are subject to special treatment under the US federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax exempt organization;

  •
  a grantor trust;

  •
  a person holding the notes as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for their securities;

  •
  a person liable for alternative minimum tax; or

  •
  a US person whose "functional currency" is not the dollar.

        In addition, this summary applies to you only if you purchased the Yankee bonds for cash at original issue and at their "issue price" (the first price at which a substantial part of the notes are sold to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). Further, this discussion assumes that you will hold the Yankee bonds as a capital asset as defined under the Code and that the Yankee bonds are properly characterized as debt for US federal income tax purposes. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        If a partnership holds the Yankee bonds, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding the Yankee bonds should consult their tax advisors.

  Payments of Interest

        Generally you will be taxed on the interest you receive on a Yankee bond in accordance with the method of accounting that you use for tax purposes. The interest income you receive from holding a Yankee bond generally will be treated as foreign source income and will be considered "passive" income or, for certain holders, "financial services" income, which are treated separately from other types of income in computing the foreign tax credit you may take under US federal tax laws.

  Sale, Exchange, Redemption and Retirement of Yankee bonds

        Upon the sale, exchange, redemption, retirement or other taxable disposition of a Yankee bond, you will recognize gain or loss equal to the difference between the amount realized upon such sale, exchange, redemption, retirement or other disposition (less an amount equal to any accrued and unpaid interest, which will be treated as a payment of interest for US federal income tax purposes) and your adjusted tax basis in the Yankee bonds. Your tax basis in a Yankee bonds generally will be the amount paid for such Yankee bond. Your gain or loss realized upon the sale, exchange, redemption, retirement or other disposition of a Yankee bond generally will be treated as US source capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

        You should consult your own tax advisor concerning the particular US federal income tax consequences to you of the ownership of the Yankee bonds, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

  Non-US Person

        Subject to the discussion of backup withholding below, payments of principal of or interest on the Yankee bonds under current law generally will be exempt from US federal income tax, including withholding tax, if paid to a holder who is not a US Person (a "Non-US Person").

        A Non-US Person will not be subject to US federal income tax on any gain realized on the redemption, sale or exchange of a Yankee bond, provided that such gain is not effectively connected with the conduct by such holder of a US trade or business and, in the case of an individual, such holder is not present in the United States for a total of 183 days or more during the taxable year in which such gain is realized and certain other conditions are met.

        In addition, the Yankee bonds will be deemed to be situated outside the United States for purposes of the US federal estate tax, and will not be included in the gross estate (for purposes of such tax) of an individual who is not a citizen or resident of the United States at the time of death.

  US Information Reporting and Backup Withholding

        Payments of principal and interest on the Yankee bonds, and proceeds form the sale, exchange or redemption of the Yankee bonds may be subject to information reporting to the Internal Revenue

Service (the "IRS") and possible US backup withholding at a current rate of 30%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US persons generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries. Amounts withheld as backup withholding may be credited against a person's US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

  F.    Dividends and Paying Agents

        Not applicable.

  G.    Statement by Experts

        Not applicable.

  H.    Documents on Display

        The documents concerning us can be inspected at the Company's principal offices located at 128, avenue du Maréchal de Lattre de Tassigny, 87000 Limoges Cedex, France (telephone number (33) 5-55-06-87-87). The telephone number of our financial information department is (33) 1-49-72-53-53. The Internet address of our financial information website is www.finance.legrandelectric.com.

  I.    Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Financial Risk Management

        Our financial risk management focuses on the major areas of credit risk, market risk and liquidity risk.

        The overall objective of our treasury policy is to identify, evaluate and hedge financial risk. We aim to minimize the adverse effects caused by exposure to financial risk on the profitability of the underlying business and thus on our financial performance.

  Financial Risk

        Our treasury policy provides principles for overall financial risk management and provides specific operating policies for areas such as interest rate risk, foreign exchange risk, commodity risk, use of derivative financial instruments and investing excess liquidity. Our policy is to abstain from transactions in financial instruments of a speculative nature. Consequently, all transactions in financial instruments are exclusively for the purposes of managing and hedging interest rate, foreign exchange and commodity risk.

  Market risk

        Market risk is the risk of loss arising from adverse movements in market rates and prices such as interest rates, foreign exchange rates and commodity prices.

  Foreign exchange risk

        We operate internationally and are thus exposed to foreign exchange risk arising from various foreign currencies. Foreign currency denominated assets and liabilities together with firm and probable sales commitments give rise to foreign exchange exposure. Natural hedges are achieved, whenever management believes it appropriate, through the matching of funding costs to operating revenues in each of the major currencies in which we operate. We also use forward foreign exchange contracts and currency swaps to manage exposures to foreign exchange risk.

        The third phase of EMU, which took effect on January 1, 1999, resulted in bilateral conversion rates between national currencies of EMU countries and the euro becoming irrevocably fixed. Before giving effect to the Acquisition and related transactions, approximately 40% of the Company's net debt, 60% of our sales and 70% of our operating income before amortization of goodwill are denominated in currencies that were replaced by the euro, which provides a natural hedge against foreign exchange risk.

        Based on those figures, we estimate that, all other things being equal, a 10% increase in the exchange rate of the euro against all other currencies in 2002 would have resulted in a decrease in our sales of approximately €124 million and a decrease in our operating income of approximately €14 million.

  Interest rate risk

        Interest rate risk arises mainly through interest bearing liabilities paying fixed rates and from differences in the interest rate basis on floating rate assets, principally marketable securities and liabilities. We enter into interest rate swaps to convert most of our liabilities into floating rate instruments subject to the use of purchased interest rate caps which limit the extent of our exposure to increases in the floating rate of interest. The hypothetical loss in the fair value of financial instruments denominated in foreign currencies at year end 2002 consequent to a 10% increase in interest rates was not material.

        We estimate that a 10% increase in interest rates in 2003 would have resulted in a decrease in our net income before taxes of less than €10 million.

        Under the interest rate hedging swaps entered into by us in connection with the TSDIs and the Yankee bonds, we have to post collateral if the valuation agent on any given valuation date establishes, on a mark-to-market basis, that the counterparty's exposure to the credit risk of Legrand exceeds then posted amounts. Following the Acquisition, we deposited €76 million in an account pledged to Credit Suisse First Boston International (the swap counterparty). We also deposited a further €74 million in an account with the facility agent for the Senior Credit Facility which may be used to cover additional cash collateral obligations. It is possible that we may be required to provide additional cash collateral exceeding amounts already on deposit.

        In order to manage our exposure to fluctuations in interest rates, we have hedged its obligation to pay interest on the TSDIs using interest rate swaps. After accounting for the swap agreements, the effective interest rates amounted to 7.4% per year in 1999, 8.4% per year in 2000, 9.2% per year in 2001 and 9.6% per year in 2002, of the average residual carrying value of the TSDIs. See note 13 to our audited consolidated financial statements for a table of the amortization of the residual carrying value.

        We have hedged our obligation to pay interest on the Yankee bonds through a 30-year interest rate swap agreement. The settlement dates for net amounts to be paid or received under the swap agreement are the same as the interest payment dates on the Yankee bonds. Taking into account the swap agreement, the effective interest rate of the Yankee bonds is LIBOR plus a margin of 0.53% per annum.

        In February 2003, we entered into additional hedging arrangements with respect to the notional amount of €800 million of the amounts outstanding under the Senior Credit Facility pursuant to which the applicable variable interest rate payable on the Senior Credit Facility was capped. In addition, we entered into a cross currency interest rate swap with respect to the Yankee bonds pursuant to which the interest rate payable on $350 million the Yankee bonds was fixed at 4.6% per year. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

  Commodity risk

        We are exposed to commodity risk arising from changes in the prices of raw materials and periodically use forward contracts to hedge our commitments to purchase raw materials. We had no commodity related forward contracts outstanding at December 31, 2002. Approximately €400 million of our purchases for 2002 related to raw materials, resulting in market risk. While a 10% increase in the price of all of these raw materials would result in a theoretical increase of these costs by approximately €40 million on an annual basis, we believe that, circumstances permitting, we could increase the sales prices of our products in the relative short term so as to mitigate the effect of such increases.

        See note 22 to our audited consolidated financial statements for further information on market risk.

  Credit risk

        See note 22(e) to our audited consolidated financial statements for a discussion of credit risk.

  Liquidity risk

        We view the essential elements of liquidity risk management as controlling potential net cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diverse range of sources. These elements are underpinned by a monitoring process at the Company level.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

        Within the 90 days prior to the date of filing this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including the Chairman and Chief Executive Officer and Vice-Chairman and Chief Operating Officer, of the

effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chairman and Chief Executive Officer and the Vice-Chairman and Chief Operating Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to the group (including its consolidated subsidiaries) required to be included in our periodic SEC filings. Subsequent to the date of that evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect internal controls, nor were any corrective actions required with regard to significant deficiencies and material weaknesses.

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

Item 19.    Financial Statements and Exhibits

a)    Financial Statements

        The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

b)    Exhibits

Exhibit No.	Description
1.	Articles of Association (status) of Legrand S.A.
2.1	Terms and Conditions with respect to the 1990 Subordinated Perpetual Notes (incorporated by reference to Form F-1 filed by Legrand S.A. on January 18, 1995; file no. 033-88608).
2.2	Terms and Conditions with respect to the FF 1,625 million tranche of the 1992 Subordinated Perpetual Notes and the related forward sale contract (incorporated by reference to Form F-1 filed by Legrand S.A. on January 18, 1995; file no. 033-88608).
2.3	Terms and Conditions with respect to the FF 275 million tranche of the 1992 Subordinated Perpetual Notes and the related forward sale contract (incorporated by reference to Form F-1 filed by Legrand S.A. on January 18, 1995; file no. 033-88608).
2.4	Indenture, dated February 1, 1995, by and between Legrand S.A. and Bankers Trust Company, as trustee, relating to the $400 million 8.5% debentures due February 15, 2025 (incorporated by reference to Form F-1 filed by Legrand S.A. on January 18, 1995; file no. 033-88608).
4*	Senior Credit Agreement, dated July 26, 2002 as amended and restated on December 5, 2002, among FIMAF SAS, Lumina Financing 1 Sarl and certain subsidiaries of FIMAF SAS listed therein and Credit Suisse First Boston (Europe) Limited, Lehman Brothers International (Europe), The Royal Bank of Scotland plc and other financial institutions listed therein.
7.	Statement Regarding Computation of Ratio of Earnings to Fixed Charges
8.	List of Subsidiaries (incorporated by reference to our Consolidated Financial Statements included elsewhere in this report).

*
To be filed by amendment.

SIGNATURE

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEGRAND
By:	/s/ JEAN-LUC FOURNEAU
Name:	Jean-Luc Fourneau
Title:	Secretary

Date: April 30, 2003

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

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ OLIVIER BAZIL Olivier Bazil Chief Operating Officer [Chief Financial Officer]

Date: April 30, 2003

CERTIFICATIONS

I, François Grappotte, certify that:

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

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

d.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ FRANÇOIS GRAPPOTTE François Grappotte Chief Executive Officer

Date: April 30, 2003

INDEPENDENT AUDITOR'S REPORT

to the Shareholders and Board of Directors of Legrand S.A.

        We have audited the accompanying consolidated balance sheets of Legrand S.A. and its subsidiaries (the "Company") as of December 31, 2002, 2001 and 2000, and the related consolidated statements of income, of cash flows and of shareholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with French generally accepted accounting principles.

        Accounting principles in France vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in euro for the years ended December 31, 2002, 2001 and 2000 and the determination of consolidated shareholders' equity and consolidated financial position also expressed in euro at December 31, 2002, 2001 and 2000 to the extent summarized in note 28 to the consolidated financial statements.

PricewaterhouseCoopers

Paris, France
February 17, 2003

Legrand SA

Consolidated statements of income

For the year ended December 31

	2002	2001	2000
	Euros, in millions
Net sales (note 1 (j))	2 970	3 096	2 799
Operating expenses (note 18 (a))
Cost of goods sold	(1 650)	(1 748)	(1 539)
Administrative and selling expenses	(766)	(775)	(677)
Research and development expenses	(139)	(136)	(123)
Other operating expenses	4		(2)
Amortization of goodwill	(56)	(47)	(29)

Operating income	363	390	429

Interest income (expense) (notes 13 and 19)	(58)	(92)	(64)
Profits (losses) from disposal of fixed assets	6	(3)	(3)
Other revenues (expenses) (note 18 (b))	(72)	(46)	(23)
Expenses related to the takeover bid for shares (note 18 (c))	(4)	(18)

Income before taxes, minority interests and equity in earnings of investees	235	231	339

Income taxes (note 20)	(51)	(56)	(106)

Net income before minority interests and equity in earnings of investees	184	175	233

Minority interests	(2)	(2)	(2)
Equity in earnings of investees	4	3	4

Net income attributable to Legrand	186	176	235

Earnings per share (notes 1 (d) et 10 (b))	2002	2001	2000
	Euros
Primary earnings per share :
Average number of shares outstanding	28 153 862	27 358 081	26 713 006
Earnings per share	6.60	6.44	8.80
Fully diluted earnings per share :
Average number of shares used for the calculation	28 154 052	27 378 432	26 867 510
Earnings per share	6.60	6.43	8.75

The 2000 accounts, prepared in French francs, have been translated into euros based on the official exchange rate
(1 euro = 6.55957 French francs). The 2001 and 2002 accounts have been prepared in euros.
Notes on pages 8 to 33 are an integral part of these financial statements.

Legrand SA

Consolidated balance sheets

As of December 31

	2002	2001	2000
	Euros, in millions
ASSETS
Current assets
Cash and cash equivalent	506	531	380
Marketable securities (note 9)	122	603	569
Short term restricted cash (note 6)	23
Trade accounts receivable (note 8)	598	674	655
Short-term deferred taxes (notes 1 (i) and 20)	86	67	72
Other current assets	123	136	151
Inventories (notes 1 (h) and 7)	405	465	461

Total current assets	1 863	2 476	2 288
Property, plant and equipment (notes 1 (g) and 3)
At cost	2 467	2 543	2 381
Less accumulated depreciation	(1 481)	(1 451)	(1 301)

	986	1 092	1 080
Other non-current assets
Investments (note 4)	26	29	306
Goodwill (notes 1 (f) and 2)	973	1 149	976
Long term restricted cash (note 6)	127
Long-term deferred taxes (notes 1 (i) and 20)	77	50	44
Other non-current assets (note 5)	221	474	125

	1 424	1 702	1 451

Total assets	4 273	5 270	4 819

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings (note 16)	719	1 288	989
Accounts and notes payable	217	232	253
Short-term deferred taxes (notes 1 (i) and 20)	2	2	5
Proposed dividend for the year (note 23)	60	57
Other current liabilities	435	454	438

Total current liabilities	1 373	2 036	1 742
Long-term deferred taxes (notes 1 (i) and 20)	40	35	35
Long-term liabilities (note 15)	165	174	157
Long-term borrowings (note 14)	699	972	1 179
Subordinated securities (note 13)	215	266	312
Minority interests	8	10	9
Shareholders' equity
Capital stock, par value 2 (note 10)	56	56	53
Additional paid-in capital	171	170	133
Retained earnings (note 12 (a))	1 913	1 725	1 382
Translation reserve (note 12 (b))	(367)	(174)	(183)

	1 773	1 777	1 385

Total liabilities and shareholders' equity	4 273	5 270	4 819

The 2000 accounts, prepared in French francs, have been translated into euros based on the official exchange rate
(1 euro = 6.55957 French francs).The 2001 and 2002 accounts have been prepared in euros.
Notes on pages 8 to 33 are an integral part of these financial statements.

Legrand SA

Consolidated statements of cash flows

For the year ended December 31

	2002	2001	2000
	Euros, in millions
Operating activities :
Net income attributable to Legrand	186	176	235
Reconciliation of net income to net cash :
-depreciation of tangible assets	173	170	152
-amortization of intangible assets	76	65	42
-changes in long-term deferred taxes	(23)	(40)	6
-changes in other long-term assets and liabilities	(1)	10	(11)
-minority interests	2	2	2
-equity in earnings of investees	(4)	(3)	(4)
-other items having impacted the cash	4	3	5

Working capital provided from operations	413	383	427

(Gains) losses on fixed asset disposals		3	3
(Gains) losses on sales of securities	(10)	(20)	(12)
Changes in operating assets and liabilities, net of effect of investments in consolidated entities :
-accounts receivable	51	46	19
-inventories	31	13	(43)
-accounts and notes payable	14	(16)	(131)
-other operating assets and liabilities	(30)	(7)	(19)

Net cash provided from operating activities	469	402	244

Investing activities
Net proceeds from sales of fixed assets	237	19	7
Capital expenditures	(154)	(189)	(234)
Proceeds from sales of marketable securities	519	55	313
Investments in marketable securities and restricted cash	(203)	(56)	(286)
Investments in consolidated entities		(2)	(603)
Investments in non-consolidated entities	(5)	(3)	(258)

Net cash used in investing activities	394	(176)	(1 061)

Financing activities
Related to shareholders' equity :
-capital increase	1		8
-purchase of Legrand's shares		4	(83)
-dividends paid by Legrand	(60)	(57)	(52)
-dividends paid by Legrand's subsidiaries	(2)	(1)
Other financing activities :
-reduction of subordinated securities	(51)	(46)	(42)
-increase (reduction) of borrowings	(169)	(46)	452
-increase (reduction) of commercial paper	(401)	57	619
-increase (reduction) of bank overdrafts	(185)	15	(10)

Net cash (used in) provided from financing activities	(867)	(74)	892

Net effect of currency translation on cash	(21)	(1)	1
Increase (reduction) of cash and cash equivalents	(25)	151	76
Cash and cash equivalents at the beginning of the period	531	380	304

Cash and cash equivalents at the end of the period	506	531	380

Interest paid during the period	137	144	115
Income taxes paid during the period	71	81	122

The 2000 accounts, prepared in French francs, have been translated into euros based on the official exchange rate
(1 euro = 6.55957 French francs). The 2001 and 2002 accounts have been prepared in euros.
Notes on pages 8 to 33 are an integral part of these financial statements.

Legrand SA

Consolidated statements of shareholders equity

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	Euros, in millions
As of December 31, 1999	54	128	1 283	(211)	1 254

Net income for the year			235		235
Capital increase		5	3		8
Purchase of Legrand's shares (note 10)	(1)		(82)		(83)
Dividend paid for 2000 (notes 10 and 23) :
-Euro 1.87 per common share			(37)		(37)
-Euros 2.99 per preferred non-voting share			(20)		(20)
Changes in translation reserve				28	28

As of December 31, 2000	53	133	1 382	(183)	1 385

Net income for the year			176		176
Capital increase		1			1
Purchase of Legrand's shares (note 10)	3	36	235		274
Dividend paid for 2001 (notes 10 and 23) :
-Euro 1.87 per common share, included "précompte"			(45)		(45)
-Euros 2.99 per preferred non-voting share, included "précompte"			(23)		(23)
Changes in translation reserve				9	9

As of December 31, 2001	56	170	1 725	(174)	1 777

Net income for the year			186		186
Capital increase		1			1
Schneider Electric shares impact (note 1 (a))			2		2
Changes in translation reserve				(193)	(193)

As of December 31, 2002	56	171	1 913	(367)	1 773

        The comprehensive income (note 1 (q)) is as follows:

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	Euros in millions
For the year ended December 31, 2000	235	28	263
For the year ended December 31, 2001	176	9	185
For the year ended December 31, 2002	186	(193)	(7)

The 2000 accounts, prepared in French francs, have been translated into euros based on the official exchange rate
(1 euro = 6.55957 French francs). The 2001 and 2002 accounts have been prepared in euros.
Notes on pages 8 to 33 are an integral part of these financial statements.

Legrand SA

Notes to consolidated financial statements

List of consolidated companies

        The consolidated financial statements comprise the financial statements of Legrand and 112 controlled subsidiaries. The investment in 6 affiliated companies is accounted for by the equity method.

        The most significant consolidated operating subsidiaries, all 100 % owned (Fael excepted, which is 93 % owned), are the following:

French subsidiaries

Arnould-FAE
Baco
Inovac
Legrand Deri
Legrand snc
Martin & Lunel
Planet-Wattohm
Ura
Foreign subsidiaries

Anam	South Korea
Bticino	Italy
Bticino de Mexico	Mexico
Bticino Quintela	Spain
Bufer Elektrik	Turkey
Electro Andina	Chile
Fael	Poland
Legrand	Germany
Legrand	Italy
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand	Greece
Legrand Österreich	Austria
Luminex	Colombia
MDS	India
Ortronics	United States of America
Pass & Seymour	United States of America
Pial	Brazil
Tenby Industries	United Kingdom
The Watt Stopper	United States of America
The Wiremold Company	United States of America

1) Accounting policies

        The Group's consolidated financial statements are prepared, in all material respects, in conformity with accounting principles generally accepted in France. They comply with the requirements of French laws and regulations excepted for the dispensation described hereafter (note 1 (a)).

        The statutory accounts of each company, whether consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with these principles, which are essentially those described hereafter.

a) Exchange of Legrand treasury shares for Schneider shares

        In 2001, Schneider Electric launched a public exchange offer for all Legrand outstanding shares (see note 27). Legrand brought to this takeover bid the treasury stocks which decreased the net equity as of June 30, 2001 (1 382 370 common shares and 55 116 preferred non-voting shares accounted for at a historical cost of €195 million).

        In exchange for these treasury shares, Legrand received 4 948 527 Schneider Electric shares (2,06 % of the share capital of Schneider Electric) valued at €59.36 per share, i.e. €294 million. The gain of the exchange (€99 million after tax) was accounted for directly through the consolidated retained earnings, in compliance with the French and US GAAP. The Schneider Electric shares are accounted for on the balance sheet as "other non-current assets".

        Under normal circumstances the application of the accounting principles for the accounting of fixed investments would conduct to account for the gains and losses on the valuation or sale of these stocks through the P&L statement. This method would not be consistent with the accounting treatment of the treasury stocks and accordingly would confuse the understanding of the Group s financial statements.

        In view of the unusual nature of the transaction the company determined that the loss should be imputed directly to equity. Accordingly, the P&L impacts were neutralized in 2001 and will be neutralized in future years, within the limit of the gain (€99 million).

        As a consequence, as of December 31, 2001, the Schneider Electric shares were valued at €54 and the variation of the value after tax, i.e. €-20 million, was accounted for directly on net equity.

        As of December 31, 2002, all the Schneider Electric shares were sold for a value amounting to €270 million. The net gain imputed directly to equity amounts to €+2 million after tax.

b) Consolidation

        The financial statements of subsidiaries, which Legrand controls directly or indirectly, are consolidated. Companies in which Legrand owns directly or indirectly an interest of 20 to 50 % are accounted for by the equity method. All significant intercompany transactions have been eliminated.

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

  •
  Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)".

        For all countries:

  •
  Exchange differences arising from foreign currency transactions are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)", excepted intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

d) Earnings per share

        Primary earnings per share are calculated based upon the weighted average number of common and preferred shares outstanding during the period excluding those held by Group companies. Fully diluted earnings per share are calculated based upon the assumption that all options granted to employees of the Group have been exercised either at the beginning of the year or when they have became exercisable, if later.

e) Statements of cash flows

        The Group has defined cash and cash equivalents as cash, short-term deposits or all other financial assets with a maturity date not in excess of three months. Marketable securities are not considered as cash.

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

i) Deferred income taxes

        In compliance with FASB statement no 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Tax rates applicable for future periods are used to calculate year-end deferred income taxes.

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

        The fair value of interest rate swap agreements is the estimated amount that the counterpart would receive or pay to terminate the agreements. In compliance with the French GAAP, the fair value of the swaps is not accounted for.

l) Derivative financial and commodity instruments

        The Group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials.

        Therefore, the Group periodically enters into contracts such as swaps, options and futures, which relate to the nature of its exposure.

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

m) Environmental and product liabilities

        In application of FASB statement No 5 the Group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly the Group recognizes a loss if available information indicates that it is probable and reasonably estimable. In the event a loss is neither probable nor reasonably estimable but remains possible, the Group discloses this contingency in the notes to its consolidated financial statements.

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

n) Stock option plans

        In accordance with FASB statement No 123, the Group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB No 25. Accordingly, compensation cost is measured as the excess of the market price of the company's stock at the date of the grant over the exercise price an employee must pay to acquire this stock.

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

p) Transfers and Servicing of financial assets

        FASB statement No 140 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

q) Comprehensive Income

        Comprehensive income includes all changes in equity that result from recognized transactions or other economic events. Amounts received from shareholders (capital increase) or paid to shareholders (reduction of capital, dividend) and changes in treasury stocks are excluded from the determination of comprehensive income.

        For the periods presented in the consolidated financial statements, only the translation reserve (note 1 (c)) has been added to net income to constitute comprehensive income.

r) Other non-operating revenues and expenses

        The cash discounts granted to customers or received from providers, exchange and translation gains and losses, the restructuring expenses, the gains and losses on assets sales and other extraordinary revenues and expenses are classified as non-operating revenues and expenses.

2) Goodwill (note 1 (f))

        Goodwill is considered as an integral part of the assets of acquired companies. Goodwill which relates to foreign subsidiaries expressed in local currency is translated into euros using the closing rates, except for those entities located in countries with highly inflationary economies for which goodwill is directly determined in euros.

        Goodwill can be analyzed as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Gross value	1 194	1 330	1 108
Accumulated amortization	(221)	(181)	(132)

	973	1 149	976
of which :
- France	42	44	47
- Italy	106	111	116
- Other European countries	110	128	35
- United States of America	662	788	734
- Other countries	53	78	44

	973	1 149	976

        As of December 31, 2002, the most significant goodwills relate to The Wiremold Company in the United States and Bticino in Italy with a net value of €563 and €97 million respectively amortized on a straight-line basis of 40 years. All other items have individually a net value of less than €100 million and are amortized on a straight-line basis between 5 and 40 years. Pussuant to impairment tests, the Group wrote off the goodwill related to United Kingdom subsidiary (€12 million).

        Changes in goodwill, mainly related to the first consolidation of companies, are analyzed as follows:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Gross value:
At the beginning of the period	1 330	1 108	445
-new acquisitions	2	183	659
-other changes in gross value	21
-translation effect	(159)	39	4

At the end of the period	1 194	1 330	1 108
Amortization :
At the beginning of the period	(181)	(132)	(102)
-amortization expense	(56)	(47)	(29)
-other changes in amortization
-translation effect	16	(2)	(1)

At the end of the period	(221)	(181)	(132)

3) Property, plant and equipment (note 1 (g))

        Tangible fixed assets, including capitalized leases, are as follows:

	France			Other countries			Total
As of December 31
	2002	2001	2000	2002	2001	2000	2002	2001	2000
	Euros in millions			Euros in millions			Euros in millions
Land	20	20	20	41	44	46	61	64	66
Buildings	296	290	247	301	318	298	597	608	545
Machinery and equipment	752	792	734	727	1 015	894	1 479	1 807	1 628
Construction in progress	87	34	87	243	30	55	330	64	142

	1 155	1 136	1 088	1 312	1 407	1 293	2 467	2 543	2 381
Less depreciation	(738)	(708)	(660)	(743)	(743)	(641)	(1 481)	(1 451)	(1 301)

	417	428	428	569	664	652	986	1 092	1 080

        Changes in property, plant and equipment, can be analyzed as follows:

For the year ended December 31	2002	2001	2000
	Euros, in millions
At the beginning of the period	2 543	2 381	1 970
-capital expenditures	144	175	222
-disposals	(88)	(67)	(69)
-new consolidated entities	(6)	34	247
-translation effect	(126)	20	11

At the end of the period	2 467	2 543	2 381

        During the same period, the depreciation of fixed assets has changed as follows:

For the year ended December 31	2002	2001	2000
	Euros, in millions
At the beginning of the period	(1 451)	(1 301)	(1 102)
-depreciation expense	(173)	(170)	(152)
-disposals	73	44	59
-new consolidated entities	3	(17)	(102)
-translation effect	67	(7)	(4)

At the end of the period	(1 481)	(1 451)	(1 301)

a)  Property, plant and equipment include the following assets held under capital leases:

As of December 31	2002	2001	2000
	Euros, in millions
Land	4	4	4
Buildings	58	58	57
Machinery and equipment	9	8	8

	71	70	69
Less depreciation	(21)	(16)	(17)

	50	54	52

b)  Capital lease obligations are presented in the balance sheets as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Long-term borrowings	25	32	40
Short-term borrowings	9	10	9

	34	42	49

c)  Future minimum lease payments related to capital leases are as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Payable within one year	9	11	11
Payable in one to two years	10	12	11
Payable in two to three years	6	6	9
Payable in three to four years	5	5	6
Payable in four to five years	5	5	5
Payable beyond five years	2	7	11

	37	46	53
Less interest portion	(3)	(4)	(4)

Present value of future minimum lease payments	34	42	49

4) Investments

        Investments which do not relate to consolidated companies are as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Equity method investees	15	14	20
Other investments	11	15	286

	26	29	306

        The key figures, which concern equity method investees, are as follows:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Net sales	31	28	44
Net income	4	5	6
Total assets	28	30	41

5) Other non-current assets

        The other non-current assets are mainly composed of trademarks and patents valued further to Legrand's acquisitions.

        They are as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Schneider Electric stocks		266
Trade names	77	80
Patents and licences	23	31	31
Softwares	18	20	21
Miscellaneous	102	76	73

	220	474	125

6) Restricted cash

        Under the terms of the "Senior Credit Agreement" (note 21), a bank deposit amounting to €150 million is required to be maintained and will be released according to the amortization schedule set forth below. The deposit earns interest based on market conditions and is available only for payments on the TSDIs or related derivative obligations.

For the year ended December 31	2002	2001	2000
2003	23
2004	37
2005	43
2006	31
2007	16

	150

7) Inventories (note 1 (h))

As of December 31	2002	2001	2000
	Euros, in millions
Purchased raw-materials and parts	133	156	151
Sub-assemblies, work in process	85	92	84
Finished goods	248	282	284

	466	530	519
Less allowances	(61)	(65)	(58)

	405	465	461

8) Trade accounts receivable

As of December 31	2002	2001	2000
	Euros, in millions
Trade accounts receivable	432	517	462
Notes receivables	191	181	214

	623	698	676
Less allowances	(25)	(24)	(21)

	598	674	655

        The Group realizes over 95 % of its sales to distributors of electrical fittings, each of the two largest representing approximately 13 % of consolidated net sales (2001 and 2000: 13 % and 15%, respectively).

9) Marketable securities

        Marketable securities are carried at the lower of cost or market. Unrealized gains which relate to these securities, are analyzed below:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Unrealized gains at the beginning of the period	5	10	10
Increase (reduction) in fair value	5	15	12
Realized gains during the year	(10)	(20)	(12)

Unrealized gains at the end of the period		5	10

        Until the 4th quarter of 2002, of the net proceeds of the issuance of the 8 1/2 % debentures (see note 14), 162 millions of US dollars were reinvested in marketable securities having an average rating at AA-/Aa3. In order to manage interest and exchange rate risks, these securities, denominated in US dollars, were swapped into a variable remuneration indexed to LIBOR and receivable on the dates of payment of the interest on the debentures. A fluctuation of the US dollar interest rate therefore had no effect on the total market value of these investments and their related swaps. Up to this amount, variations of the US dollar/euro exchange rate resulted in a compensating adjustment of the euro value of balances on the balance sheet.

10) Capital stock and earnings per share

a)  Capital stock

        Capital stock consists of the following number of shares:

As of December 30	2002	2001	2000
Common shares
Issued	21 440 808	21 435 408	21 426 640
Held by the Group
- to cover the stock-options plan			(81 200)
- to stabilize the market price			(653 770)
- others			(647 400)
Outstanding	21 440 808	21 435 408	20 044 270
Preferred, non-voting shares
Issued	6 719 529	6 717 529	6 715 349
Held by the Group to stabilize the market price			(55 116)
Outstanding	6 719 529	6 717 529	6 660 233

        Preferred non-voting shares have no voting right but have priority as to dividends for an amount of €1.00 per share and in total must be equal to 1.6 times the dividend paid per common share. The consolidated statements of shareholders equity disclose the amount of the dividend paid or proposed for each class of shares.

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

        During the year 2001, and further to the takeover bid for shares described in note 27, Legrand sold all the stocks owned (see note 1 (a)).

b)  Earnings per share

        Earnings per share are computed based on the average number of both common and preferred shares outstanding during the period, as specified in note 1 (d).

        FASB statement No 128 specifies that earnings per share should be calculated separately for each class of shares assuming that the total consolidated income of the year would be distributed as a dividend. This unrealistic assumption is inconsistent with financing requirements for capital expenditures, business development and acquisitions, etc. and has not been retained.

        Earnings per share are shown in the consolidated statements of income.

11) Stock options and employee profit sharing

a)  Stock option plans

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

        Holders of stock options granted by Legrand SA (other than holders of stocks options granted in 2001) have the right to exchange the ordinary and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand. On December 10, 2002, FIMAF and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to FIMAF, if FIMAF so wishes, and FIMAF has agreed to purchase, if Schneider so wishes, all ordinary and preferred non-voting shares of Legrand held by Schneider as a result of the exercise of such stock options. The call options is exercisable by FIMAF for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand shares and in no event later than twelve months after such date. Options subject to Schneider s stock options undertaking have exercise periods that continue through and until November 2007. As of December 31, 2002, the total number of options subject to Schneider undertaking (and thus subject to the put and call agreement) was 219,672 and 5,000 with respect to Legrand's ordinary and referred non-voting shares, respectively.

Nature of the plans	Subscription								Purchase
dates of attribution of options
	1996		1997		1998		2000	2001	1999
nature of shares offered										Total of outstanding plans
	ordinary	preferred	ordinary	preferred	ordinary	preferred	ordinary	ordinary	ordinary
Number of grantees	5		6		6		8 999	9 122	8 814
Exercisable from	11-1996		12-1997		10-1998		11-2005	11-2005	12-2004
Exercisable until	11-2002		12-2003		10-2004		11-2007	11-2008	12-2006
Option price (in Euros)	107.42	67.08	132.45	89.84	165.56	100.01	191.50	143.00	222.00

Number of options granted	7 400	2 000	11 750	2 500	7 500	2 500	124 240	178 766	85 708	422 364
Options exercised in 1999	0	0	0	0	0	0	0	0	0	0
Options cancelled in 1999	0	0	0	0	0	0	0	0	0	0

Balance at the end of 1999	7 400	2 000	11 750	2 500	7 500	2 500	0	0	85 708	119 358
Options exercised in 2000	(2 000)	0	(3 000)	0	(2 000)	0	0	0	0	(7 000)
Options cancelled in 2000	0	0	0	0	0	0	0	0	(4 508)	(4 508)

Balance at the end of 2000	5 400	2 000	8 750	2 500	5 500	2 500	124 240	0	81 200	232 090
Options exercised in 2001	0	0	0	0	0	0	(18)	0	0	(18)
Options cancelled in 2001	0	0	0	0	0	0	0	0	0	0

Balance at the end of 2001	5 400	2 000	8 750	2 500	5 500	2 500	124 222	178 766	81 200	410 838
Options exercised in 2002	(5 400)	(2 000)	0	0	0	0	0	0	0	(7 400)
Options cancelled in 2002	0	0	0	0	0	0	0	0	0	0

Balance at the end of 2002	0	0	8 750	2 500	5 500	2 500	124 222	178 766	81 200	403 438

        The fair value of options at the date of grant is calculated in compliance with FASB Statement No 123, using the "Black-Scholes" model, with the following assumptions:

Nature of the plans
	Subscription								Purchase
dates of attribution of options
	1996		1997		1998		2000	2001	1999
nature of shares offered	ordinary	preferred	ordinary	preferred	ordinary	preferred	ordinary	ordinary	ordinary
Expected average life (years)	4 years		4 years		4 years		5 years	4 years	5 years
Interest rate (5 years bonds)	5.37%		4.50%		3.50%		5.54%	5.35%	4.76%
Implied volatility	26.5%	25.4%	36.2%	36.2%	43.2%	36.5%	39.4%	49.7%	31.6%
Dividend yield	1.5%	3.0%	1.1%	2.9%	1.0%	2.6%	1.3%	1.4%	1.2%
Fair value of the option (Euros)	47	25	65	36	93	47	73	58	71

        In accordance with the provisions of APB No 25, the company did not recognize any compensation cost for the periods ended December 31, 2002 and 2001 (2000: €0.7 million).

        Had compensation cost been determined on the fair value at the grant date for awards since 1995 (non retroactively), the effect on the company s 2002, 2001 and 2000 net income would have not been material neither on earnings per share nor on net worth.

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

        Employee profit sharing expense amounted to €23 million at the end of December 2002 (€26 million at the end of December 2001 and €27 million at the end of December 2000)

12) Retained earnings and foreign translation reserve

a)  Retained earnings

        Retained earnings of Legrand and its consolidated subsidiaries can be analyzed as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Legrand's legal reserve (not distributable)	6	6	6
Legrand's undistributed retained earnings	675	565	422
Legrand's share of earnings of consolidated companies	1 232	1 154	954

	1 913	1 725	1 382

        Retained earnings of Legrand and those of its French subsidiaries filing a consolidated tax return are as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Available for distribution		82	112
Not available for distribution	749	551	382

        The decrease of the available for distribution without precompte retained earnings mainly relates to the distribution of the 2001 dividends.

b)  Foreign currency translation reserve

        As specified in note 1 (c) this account records the effects of currency fluctuations on financial statements of subsidiaries when they are translated into euros.

        From January 1, 1999, the translation reserve corresponding to the translation into euros of the financial statements of subsidiaries located in countries having elected to use the euro as their legal local currency (*) will not be modified and will be recorded in the consolidated balance sheet for its historical value as of December 31, 1998, such amount remaining unchanged until those subsidiaries are sold or substantially liquidated. This principle was also applied to Greece, which elected to use euro as its legal local currency on January 1, 2001.

        The foreign currency translation reserve records the impact of fluctuations in the following currencies:

As of December 31	2002	2001	2000
	Euros, in millions
Euro area's currencies	(181)	(179)	(174)
US dollar	(60)	37	19
Other currencies	(126)	(32)	(28)

	(367)	(174)	(183)

        The line "other currencies" mainly refers to the area "rest of the world" (note 26).

(*)
Countries having elected to use the euro as their legal currency on January 1, 1999 are:
Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain.

13) Subordinated securities

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

        At the time of issuance, agreements were entered into with third party companies who will repurchase the securities from the holders fifteen years after issuance. In accordance with these agreements, and in return for initial lump sum payments of €100 million and €77 million, these companies have agreed to relinquish any rights to interest on these securities after that time. Until the time of this repurchase, the company is obligated to make periodic interest payments on the nominal value, calculated at a rate indexed to the Paris inter-bank offered rate (EURIBOR). In accordance with French tax instructions, these payments are only tax deductible for the portion representing the net proceeds of the issue.

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

        In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 9.6%, 9.3 % and 8.4 % of the average residual carrying value for each of the years 2002, 2001 and 2000, respectively.

        The amortization of the residual carrying value is as follows:

As of December 31	2002	2001	2000
	Euros, in millions
2001			46
2002		51	51
2003	56	56	56
2004	62	62	62
2005	66	66	55
2006	26	26	37
2007	5	5	5

	215	266	312

14) Long-term borrowings

        On February 14, 1995, Legrand issued on the American public market US$ 400 million of 8 1/2 % debentures due February 15, 2025. Interest on the debentures is payable semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

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

        In connection with the issuance of the debentures, the company also entered into an interest rate swap agreement for 30 years. The settlement dates of the differential to be paid or received concur with the interest payment dates of the debentures, so as to provide an effective hedge of the payments. As a result of this agreement, the effective interest rate of the debentures after swap is LIBOR plus a margin of 0.53%.

        Legrand has used a portion of this borrowing for the acquisition of certain operations in the United States of America.

        Long-term borrowings (including capitalized leases), in addition to the 8 1/2 % debentures (€382 million at the closing exchange rate), comprise the following:

As of December 31	Euros, in millions	Maturities	Interest rates
currencies :
-Euro	9	2 005	Euribor 3m + 0.60
-Euro	12	2 009	Euribor 3m + 0.50
-Euro	198	2 011	Euribor + 3,25
-Euro	82	2 009	Euribor + 2,25

and other borrowings aggregating €16 million of which the amounts, individually, are not significant, none of them exceeding €10 million. These borrowings will be reimbursed through 2014.

        Long-term borrowings are denominated in the following currencies:

As of December 31	2002	2001	2000
	Euros, in millions
currencies :
-Euro	315	117	143
-US dollar	382	852	1 014
-other currencies	2	3	22

	699	972	1 179

        Maturity dates are as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Payable in one to two years	16	15	13
Payable in two to three years	7	44	237
Payable in three to four years	6	408	52
Payable in four to five years	5	7	7
Payable beyond five years	665	498	870

	699	972	1 179

        Interest rates on long-term borrowings are as follows:

As of December 31	Euros, in millions	average interest rates in %
Issued by French companies :
-8 1/2 % debentures	382	2.67%
-bank borrowings	110	3.92%
-capital leases	3	8.26%
Issued by foreign Group companies:
-bank borrowings	182	2.86%
-capital leases	22	3.99%

	699

        These borrowings are collateralized as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Assets mortgaged or pledged as collateral	16	10	16
Guarantees given to banks	18	11	6
Guarantees given for the SCA (note 21)	280

	314	21	22

15) Long-term liabilities

        Long-term liabilities are as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Retirement indemnities in France	18	17	16
Other retirement indemnities and benefits	22	17	18
End of contract indemnities (Italy)	44	48	47
Employees profit sharing (long-term portion)	29	33	30
Other long-term liabilities	52	59	46

	165	174	157

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

        The computation of these future obligations was based on turnover, mortality, and assumptions of increase of salaries and discount rates. In France, the calculation was based, since 2001, on an assumption of an increase of salaries of 3 % and a discount rate of 5% (2000: 3 % and 5.5%, respectively)

        In December 1998, the obligation in respect with French retirement indemnities has been partially funded with insurance company. This company, to the extent of the funded percentage, will ensure the payment of the related indemnities to the employees at the date of their retirement. The fund will be increased at the end of each month with the net results of the fund, and, as far as it will be necessary, by additional payments of the Group's companies; it will be reduced by the payments to employees.

        Accordingly, the provision recorded in the consolidated balance sheet corresponds to the portion of the global obligation remaining payable by Legrand; this amount is equal to the difference between the global obligation recalculated at each closing, based on assumptions described above, and the net residual value of the fund at this same date.

        The global obligation is detailed as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Projected benefit obligation at the beginning of the period	39	37	34
New consolidated entities
Rights newly acquired	2	3	5
Rights cancelled	(1)	(1)
Rights used	(2)
Interest cost

Projected benefit obligation at the end of the period	40	39	37

        The evolution of the net assets of the fund is shown below:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Fair-value at the beginning of the period	22	21	18
Increase:
-interest revenues	1	1	1
-employer contribution	1	2
Decrease:
-liquidation of définitively acquired rights	(1)	(1)

Fair-value at the end of the period	22	22	21

        The net impact on the consolidated income is summarized below:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Service cost — rights newly acquired	(2)	(3)	(5)
Service cost — cancellation of previous rights	1	(1)
Payments of rights (net of cancellation of prior reserves)			1
Interest cost
Net revenue of fund	1	1	1

		(3)	(3)

        Legrand entered into a complementary agreement for the pension of the Executive Committee s French members. The net liability, which amounts to €11.6 million as of December 2002, is being amortized over the service life of the employees.

        The Group also has various pension arrangements in foreign subsidiaries (except for Wiremold and Legrand UK, see note 15(c), none of which is individually material. Provisions accrued under such obligations amounted to €8 million at the end of December 2002 (€9 million at the end of December 2001 and €8 million at the end of December 2000).

b)
Provision for end-of-contract indemnities in Italy

        In accordance with employment legislation in force in Italy, provisions for end-of-contract indemnities have been established in the accounts of the Italian companies. The annual contribution is defined by law and approximates one month of remuneration per year of service. Amounts attributed to an employee are revalued each year in accordance with a specific index published by the government. Such amounts are fully vested and are paid at the time an employee leaves. The companies have no further liability to the employee once such payment is made.

        The related expenses amounted to €7 million for the year ended December 31, 2002 (€8 million for the each of the years ended December 31, 2001 and 2000).

c)
Provision for retirement indemnities and other postretirement benefits

        In the United States of America and the United Kingdom, the Group provides pension benefits for employees and health care and life insurance for certain retired employees.

        The pension benefits above amount to €119 million as of December 31, 2002. This amount is compensated by pension fund assets and provisions estimated at €91 million as of December 31, 2002. This discrepancy is spread over the residual employment period of the staff through the pension contribution.

16)  Short-term borrowings

As of December 31	2002	2001	2000
	Euros, in millions
Current portion of long-term bank borrowings	8	1	1
Current portion of capital leases	9	9	9
Commercial paper	508	908	852
Bank overdrafts	113	85	91
Other short-term borrowings	81	285	36

	719	1 288	989

        The company regularly issues commercial paper at interest rates based on EONIA. The average interest rate amounted to 3.4%, 4.4 % and 4.4 % for the years ended December 31, 2002, 2001 and 2000, respectively. The borrowings were generally for a period of one month.

17)  Other current liabilities

As of December 31	2002	2001	2000
	Euros, in millions
Tax liabilities	121	91	82
Accrued salaries and payroll taxes	134	117	113
Short-term portion of employee profit sharing	7	13	16
Payables related to fixed asset acquisitions	14	17	20
Amounts due for services	59	95	87
Customer advance payments	3	2	2
Others	97	119	118

	435	454	438

18)  Analysis of certain expenses

a)
Operating expenses include, in particular, the following categories of costs:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Consumption of raw-materials and parts	(848)	(910)	(815)
Salaries and related payroll taxes	(880)	(895)	(801)
Employees profit sharing	(23)	(26)	(27)

Total cost of personnel	(903)	(921)	(828)

        The headcount of the consolidated companies, registered as of December 2002, amounts to 26 606 (27 146 and 27 110 as of December 2001 and December 2000, respectively).

b)
Other revenues (expenses) include:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Cash discounts granted to customers	(38)	(40)	(31)
Exchange and translation gains (losses)	(1)	(1)	2
Others	(33)	(5)	6

	(72)	(46)	(23)

        The caption "Others" relates principally to restructuring charges.

c)
Expenses related to the takeover bid for shares

        In 2002, Legrand accounted for costs related to the takeover bid for shares (see note 27). The gross value amounts to €4 million (€2.6 million after tax). These costs, mainly fees and bank costs, are non-recurring expenses and are therefore included in nonoperating expenses.

19)  Interest income (expense)

For the year ended December 31	2002	2001	2000
	Euros, in millions
Interest income	63	54	57
Interest expense	(97)	(120)	(93)

	(34)	(66)	(36)
Interest on subordinated securities (note 13)	(24)	(28)	(29)

	(58)	(94)	(65)
Less capitalized interest (note 1 (g))	2	1

	(58)	(92)	(64)

20)  Income taxes (current and deferred)

        Income before taxes, minority interests and equity in earnings of investees is as follows:

For the year ended December 31	2002	2001	2000
	Euros, in millions
France	61	71	119
Outside France	174	160	220

	235	231	339

        Income tax expense consists of the following:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Current income taxes:
France		(9)	(34)
Outside France	(68)	(125)	(81)

	(68)	(134)	(115)
Deferred income taxes:
France	25	(9)	9
Outside France	(8)	87

	17	78	9
Total income taxes:
France	25	(18)	(25)
Outside France	(76)	(38)	(81)

	(51)	(56)	(106)

        The reconciliation of total income tax expense during the period to the normal income tax rate applicable in France is analyzed below:

For the year ended December 31	2002	2001	2000
	in percentage
Normal French income tax rate	35,43%	36,43%	37,77%
Increases (reductions):
-effect of foreign income tax rates	1,35%	(0,92)%	(1,05)%
-non taxable items	6,30%	6,43%	2,90%
-income taxable at specific rates	(5,37)%	(7,73)%	(3,21)%
-others	(18,19)%	(13,29)%	(4,45)%

	19,52%	20,92%	31,96%
Impact on deferred taxes:
-effect of tax rate modifications on opening balance	(1,08)%	0,80%	(0,54)%
-valuation allowances on deferred tax assets	3,34%	2,51%	(0,30)%

Effective income tax rate	21,78%	24,23%	31,12%

        In 2001, the line "others" represents mainly the impact of an assets revaluation in Italy, in compliance with Italian law no 342 and the decree no162 (April 13, 2001), retroactively applicable from January 1, 2000. In 2002, this line mainly represents the impact of intercompany assets depreciation.

        Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and is analyzed as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Deferred taxes recorded by French companies	15	(7)	2
Deferred taxes recorded by foreign companies	106	87	74

	121	80	76
Origin of deferred taxes:
-depreciation of fixed assets	(90)	(104)	(93)
-tax losses to be carried forward	62	64	48
-employee profit sharing	6	6	7
-retirement indemnities and benefits	14	13	11
-subordinated securities	39	43	45
-others	90	58	58

	121	80	76

        As of December 31, 2002, the company had unused tax benefits of €62 million which expire in various amounts from 2007 through 2022. A valuation allowance has been recognized to offset the related tax assets in accordance with the accounting principle described in note 1 (i).

        The line "others" represents notably the deferred tax assets related to the allowance for stock depreciation and bad debt.

21)  Contingencies and commitments

        The Group is involved in a number of legal proceedings and litigation arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Legrand's subsidiaries guarantors of FIMAF obligations related to the Senior Credit Agreement:

        The acquisition of Legrand by the Wendel Consortium occurred on December 10, 2002 for an amount of €3 630 million corresponding to a value of €3 700 million for 100 % of the share capital of Legrand. The investment was partially funded through a contribution by the Consortium for a total amount of €1 765 million. The balance of the purchase price was funded with external debt.

        The external debt used to finance the acquisition comprised of loans granted under a Senior Credit Agreement and a Mezzanine Credit Agreement, which was repaid on February 12, 2003 with the proceeds of a high yield bond issued both in Europe and in the United States of America.

        Agreements put in place under the Senior Credit Agreement were agreed by and between:

  •
  FIMAF, which acquired Legrand, FIMEP, FIMAF's parent, Lumina Financing 1, an affiliate of FIMAF, Legrand and certain Legrand s subsidiaries;

  •
  Various unrelated banks and other financial institutions which lent the funds; and

  •
  The credit and guarantees agent.

        As of December 31, 2002, under the acquisition agreement and the Senior Credit Agreement, the lenders transferred €1 335 million indirectly to FIMAF in order to finance the acquisition and other related transactions, and €198 million to Legrand in order to allow Legrand to reimburse existing indebtedness at the acquisition date. Following to the acquisition and prior to December 31, 2002, an additional €82 million was used under a "borrowing base" facility in order to refinance other existing debt of Legrand. Accordingly, as of December 31, 2002, the total indebtedness of Legrand refinanced in connection with the acquisition amounts to €280 million.

        Under these agreements and in accordance with local laws, certain of Legrand's foreign subsidiaries (Dutch, American and Mexican), irrevocably and unconditionally and jointly and severally

  •
  guarantee to each lender and the other finance parties punctual performance by each borrower and guarantor, other than Lumina Financing 1, of all such obligor's obligations under the Senior Credit Agreement;

  •
  undertake with each lender and finance party under the Senior Credit Agreement that whenever an obligor other than Lumina Financing 1 does not pay any amount when due under or in connection with any senior finance document (other than the senior funding bonds), that guarantor shall immediately pay that amount as if it were the principal obligor; and

  •
  indemnify each finance party immediately upon demand against any cost, loss or liability suffered by that finance party as a result of the guarantee being unenforceable, invalid or illegal.

        The amounts due under the Senior Credit Agreement are guaranteed in accordance with contracts by and between FIMEP SA, (FIMAF's parent) and certain of Legrand's subsidiaries (where local laws permits it), including:

  (i)
  a pledge granted by FIMAF over a securities account holding the Legrand shares;

  (ii)
  a pledge granted by certain Legrand's subsidiaries over the following shares: BTicino Mexico, BTicino SpA, Pass & Seymour, Inc., The Wiremold Company, Inc. et Legrand Holding, Inc.;

  (iii)
  a pledge over shares granted by EEI B.V.;

  (iv)
  a pledge granted over receivables by Legrand SA and Legrand SNC;

  (v)
  an indenture granted by the Legrand s British subsidiaries; and

  (vi)
  a security over inventories, receivables and other assets granted by certain of Legrand's US subsidiaries.

        The foreign subsidiaries concerned by these agreements granted guarantees and pledge collateral to the lenders for a maximum amount of €2 222 million of which €1 615 million are used as of December 31, 2002 (€280 million used by Legrand and €1 335 million used by FIMAF).

        As of December 31, 2002, the following schedule summarizes the future principal payments required by FIMEP and FIMAF under the Senior Credit Agreement:

As of December 31	2002
Euros, in millions
Within one year	17
Payable in one to two years	58
Payable in two to three years	79
Payable in three to four years	111
Payable in four to five years	140
Payable beyond five years	930

1 335

Future rental commitments

        The company and its subsidiaries use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

As of December 31	2002	2001	2000
	Euros, in millions
Payable in 2001			14
Payable in 2002		15	14
Payable in 2003	17	16	11
Payable in 2004	17	8	7
Payable in 2005	12	7	7
Payable in 2006	11	6	7
Payable in 2007	10	7	7
Subsequent years	20	19	16

	87	78	83

Rights of first refusal and first offer:

        Pursuant to the acquisition of Legrand by the Wendel Consortium, Schneider has a right of first refusal for a period of twelve months following the closing of the Acquisition (December 10, 2002) and a right of first offer for a period of twelve months following the first anniversary of the closing of the Acquisition with respect to any sales of material assets owned by Legrand.

22)  Financial instruments

        The Group does not hold or issue financial instruments for trading purposes.

a)
Interest rate swaps

        In order to manage and cover interest rate risks, the Group entered into interest rates swaps agreements with selected major financial institutions. The fair values are determined at each closing, based on rates implied in the yield curve at the reporting date; those may change significantly, having an impact on future cash flows.

Interest rate swaps hedging the subordinated securities (note 13)

        The notional amount of these swaps increases over time to a maximum of €760 million and matures at the same date, as periodic payments are due so as to provide an effective hedge of the payments. The net cost of the subordinated securities, including the fair value of the related swaps in effect and committed, is lower than the conditions normally offered by the financial markets.

Interest rate swap hedging the 8 1/2 % debentures (note 14)

        The purpose of this swap is to convert the fixed remuneration paid to the holders of the debentures into a variable remuneration indexed to LIBOR until the maturity of the issue. The fair value of this swap is exactly symmetrical to the fair value of the debentures.

Interest rate swap hedging specific bank borrowings (note 14)

        The purpose of these swaps is to convert the fixed remuneration paid to the bank into a variable remuneration until the maturity of the borrowings. The fair value of these swaps is exactly symmetrical to the fair value of the borrowings.

As of December 31	2002	2001	2000
	Euros, in millions
Interest rate swaps hedging subordinated securities
notional amount	642	603	566
fair value	(150)	(146)	(149)
Interest rate swap hedging the 8 1/2 % debentures
notional amount	382	451	430
fair value	161	96	87
Interest rate swaps hedging other bank borrowings
notional amount		61	61
fair value		2	2
b)
Foreign exchange contracts

        The Group entered into forward exchange contracts to hedge certain foreign currency transactions and investments for periods consistent with the terms of the underlying transactions.

        The fair value of these exchange contracts is estimated by obtaining quotes for contracts with similar terms. As of December 31, 2002, 2001 and 2000 the accounted for fair value of these contracts amounted to a value under €1 million.

c)
Forward price contracts on raw material

        The Group also enters into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months. As of December 30, 2002 and 2001, there were no contracts in effect.

d)
Other financial instruments

        The excess of fair value over carrying value of the marketable securities is disclosed in note 9 to the financial statements. For all other financial instruments the fair value approximates the carrying value.

e)
Concentration of credit risk

        The Group's interest rate swap agreements and exchange contracts are with major financial institutions which are expected to perform under the terms of the agreements thereby mitigating the credit risk from the transactions. In order to reduce exposure to counterpart risk, mark-to-market and/or collateral agreements are provided in connection with long-term swap agreements. In managing the credit risk on the market value of the interest rate swap associated with the 8 1/2 % debentures, Legrand had pledged as collateral, in 1995 and for a period of 10 years, a portion of its marketable securities in favor of the relevant institution. This pledge, for an amount of US dollars 162 million, was cancelled by Legrand in the 4th quarter of 2002 and replaced by a mark-to-market agreement.

        In addition, Legrand deposited €150 million in favor to certain financial institutions who entered into swap agreements with the Group (note 6). This deposit is included in long and short term restricted cash in the consolidated balance sheets.

        As indicated in note 8 a substantial portion of the company's sales is with two major GROUPS of companies. Other sales are also essentially with distributors of electrical products but are diversified due to the large number of customers and their geographical dispersion. The company mitigates its credit risk by establishing and performing periodic evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

        Other financial instruments, which potentially subject the Group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the Group closely monitors the amount of credit exposure with any one financial institution.

23)  Appropriation of earnings

        Dividend distribution decided at general meetings of shareholders in prior years resulted in total dividends of €60 and 57 million in respect of 2001 and 2000.

24)  Information relating to the officers of the company

For the year ended December 31	2002	2001	2000
	Euros, in millions
Advances and loans	—	—	—
Remuneration paid to the officers of Legrand (*)	1	2	2
-including director's fees (**)	—	—	—

(*)
Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within the company.

(**)
For each year, an amount has been paid as directors fees, each director receiving annually €2,200.

25)  Information relating to the consolidated company

        The Group is consolidated by FIMEP, société anonyme headquartered at 89 rue Taitbout 75009 PARIS.

26) Information by geographic segments

        The activity of the Group is exclusively devoted to the manufacturing and marketing of products and systems for electrical installations and information networks. The following figures comply with the level of analysis used to manage the Group.

	Geographic segments
	Europe
				United States of America	Other countries	Items globally analyzed
	France	Italy	Others				Total
	Euros, in millions
2002
Total sales	1 525	703	611	689	363		3 891
Less intra-group transfers	(612)	(135)	(109)	(24)	(41)		(921)

Net consolidated sales	913	568	502	665	322		2 970
Operating income	147	108	13	26	69		363
-of which depreciation of fixed assets	(69)	(30)	(27)	(35)	(12)		(173)
-of which amortization of intangibles	(8)	(10)	(21)	(32)	(5)		(76)
Other revenues (expenses)						(70)	(70)
Interest income						63	63
Interest expense						(121)	(121)
Income taxes						(51)	(51)
Minority interest and equity investees						2	2
Capital expenditures	66	29	23	17	19		154
Total identifiable assets	1 408	567	843	1 095	360		4 273

2001
Total sales	1 555	695	598	766	394		4 008
Less intra-group transfers	(613)	(132)	(89)	(23)	(55)		(912)

Net consolidated sales	942	563	509	743	339		3 096
Operating income	155	115	26	15	79		390
-of which depreciation of fixed assets	(70)	(29)	(26)	(31)	(14)		(170)
-of which amortization of intangibles	(9)	(9)	(8)	(34)	(5)		(65)
Other revenues (expenses)						(67)	(67)
Interest income						54	54
Interest expense						(146)	(146)
Income taxes						(56)	(56)
Minority interest and equity investees						1	1
Capital expenditures	77	38	29	26	19		189
Total identifiable assets	1 406	868	1 155	1 366	475		5 270

2000
Total sales	1 531	664	513	606	334		3 648
Less intra-group transfers	(604)	(114)	(74)	(17)	(40)		(849)

Net consolidated sales	927	550	439	589	294		2 799
Operating income	182	118	21	39	69		429
-of which depreciation of fixed assets	(67)	(28)	(22)	(23)	(12)		(152)
-of which amortization of intangibles	(8)	(8)	(4)	(19)	(3)		(42)
Other revenues (expenses)						(26)	(26)
Interest income						57	57
Interest expense						(121)	(121)
Income taxes						(106)	(106)
Minority interest and equity investees						2	2
Capital expenditures	116	47	29	26	16		234
Total identifiable assets	1 281	761	1 019	1 333	425		4 819

        Sales by French companies, excluding sales to Group companies located in France, include the following export sales:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Total sales	1 143	1 167	1 150
of which sales exported to:
-Europe	248	243	231
-other countries	107	111	100

	355	354	331

27) Significant events of the year

        On January 15, 2001, Legrand and Schneider Electric announced the launch of a public exchange offer from Schneider Electric for all Legrand outstanding shares.

        Upon completion of this offer, which took place from December 21 to July 25, 2001, Schneider held 98.3% of Legrand's common shares and 97.5% of Legrand preferred shares.

        On October 10, 2001, the European Union's antitrust authorities rejected the takeover bid and on January 30, 2002, it set the terms for Schneider to withdraw from the Legrand's capital.

        On July 28, 2002, the Wendel Consortium, which consists of Wendel Investissement and Kohlberg Kravis Roberts & Co. L.P. (KKR), signed an agreement with Schneider Electric to acquire its Legrand shares. The Acquisition was completed by a French company FIMAF, on December 10, 2002. The purchase price was euros 3.63 billion corresponding to a value of euros 3.7 billion for 100% of the shares capital of Legrand.

        The purchase price for the acquistion, as well as related fees and expenses, was financed by a combination of funds provided by the Consortium (euros 1.76 billion), external banks (a Senior Credit Agreement was drawn for an amount of euros 1.832 billion) and a vendor loan from Schneider (euros 150 million). In addition, Legrand and certain subsidiaries have provided guarantees under the Senior Credit Agreement.

        On December 11, 2002 the Consortium initiated a procedure to carry out a mandatory takeover offer ("garantie de cours"), followed, if necessary by a public buy-out offer ("offre publique de retrait") followed by the squeeze out procedure ("retrait obligatoire") to acquire the remaining outstanding share capital of Legrand held by the public.

28) Reconciliation French to US GAAP

        The tables below show the US GAAP reconciliations of net equity and net income as well as the earnings per share prepared in accordance US GAAP.

SUMMARY RECONCILIATION OF NET INCOME

For the year ended December 31	2002	2001	2000
	Euros, in millions
Net income compliant with French GAAP	186	176	235
TSDI and FAS 133	(2)	(5)	(10)
EITF 93-16	(11)	(6)	0
Sale of Shneider Electric shares	2	(21)	0
FAS 142	38	0	0

Net income compliant with US GAAP	213	144	225

SUMMARY RECONCILIATION OF NET EQUITY

For the year ended December 31	2002	2001	2000
	Euros, in millions
Net equity compliant with French GAAP	1 773	1 777	1 385
TSDI and FAS 133	4	6	11
EITF 93-16	(17)	(6)	0
Pension plan (FAS 87)	(6)	0	0
FAS 142 (net income)	38	0	0
FAS 142 (translation reserve)	(2)	0	0

Net equity compliant with US GAAP	1 790	1 777	1 396

EARNINGS PER SHARE

Earnings per ordinary share (notes 1 ( d) and 10 (b))	2002	2001	2000
	Euros
Primary earnings per share:
Average number of shares outstanding	21 436 083	20 673 646	20 190 179
Earnings per share	6.62	4.59	7.35
Fully diluted earnings per share:
Average number of shares used for the calculation	21 435 682	20 690 051	20 211 713
Earnings per share	6.62	4.59	7.29
Earnings per preferred, non voting share (notes 1 ( d) and 10 (b))	2002	2001	2000
	Euros
Primary earnings per share:
Average number of shares outstanding	6 717 779	6 684 435	6 522 627
Earnings per share	10.59	7.34	11.76
Fully diluted earnings per share:
Average number of shares used for the calculation	6 718 370	6 688 381	6 655 797
Earnings per share	10.59	7.34	11.66

COMPREHENSIVE INCOME

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	Euros in millions
For the year ended December 31, 2000	225	28	253
For the year ended December 31, 2001	144	9	153
For the year ended December 31, 2002	213	(201)	12
a)
Presentation of the statement of income

        To comply with US GAAP, the expenses related to the takeover bid for shares have to be reclassified as part of the operating income (see also note 18 (c)). Other expenses such as restructuring ones are classified as non-operating expenses under French GAAP are requested to be included in the operating income under US GAAP.

b)
Derivative financial instruments

        As indicated in note 13, Legrand entered into three subordinated securities contracts in 1990 and 1992. In addition, as indicated in note 22 (a), these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss. Also see note 28 (e).

c)
Application of EITF 93-16

        In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law no 342 and the decree no162 (April 13, 2001), retroactively applicable from January 1st, 2000 (see note 20). According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for. This reserve amounts to €78 million, out of which €61 million still are booked in the French books.

d)
Dispensation described in note 1 (a)

        As described in note 1 (a), the variation of value of Schneider Electric shares are booked in the net equity and disclosed as fixed investments in the balance sheet. Under US GAAP, the accounting treatment is as follows:

  •
  the Schneider Electric shares are considered as marketable securities (€266 million); and

  •
  the 2002 gains and losses and the reversal of the 2001 reserve carried are recognized as financial income (€4 million before tax as of December 2002 and €26 million before tax as of December 2001)

        This total gain related to this transcation may be summarized as follows under US GAAP:

•	recorded in 2001 net equity:	99
•	recorded in 2001 net income (reserve):	-21
•	recorded in 2002 net income (gain):	2

•	Total:	80

e)
Consolidation of special purposes entities

        The existing special purpose entities are related to the Subordinated Securities issued by Legrand.

        Under French GAAP, the SPVs are not required to be consolidated. Under US GAAP, the SPVs are required to be consolidated based on the guidance and SEC views provided in EITF Topic D-14. The application of US GAAP to the TSDIs and related loans has the following impacts:

  •
  Recognition of the debts due by the special purpose entities (€133 million, €171 million and €208 million as of December 31, 2002, 2001 and 2000, respectively) in place of the existing TSDI debt recognized in the French accounts (€197 million, €244 million and €287 million as of December 31, 2002, 2001 and 2000);

  •
  Recognition of the forward receivable and payable due by and to a bank to and by the special purpose entities as the netting of those obligation and asset in the balance sheet is not allowed by FIN 39 rules. The value of the asset carried in the balance sheet corresponds to the accreted value of the interest bearing deposit. The value of the liability corresponds to the present value of the nominal amount of the TSDI; amendments entered into between the SPVs and the third party bank in December 2002 will result in the de-recognition from the balance sheet of these assets and liabilities as of December 31, 2002; and

  •
  Recognition of certain derivative financial instruments at fair value in the Group's balance sheet with changes in fair value being recognized in the statement of income.

        Considering the effects outlined above and other effects relating to the TSDIs, the principal impact of this difference on the income statement is to adjust interest income by €4 million, €3 million and €7 million for each of the periods ended December 31, 2002, 2001 and 2000, respectively, and to decrease the net result by €2 million, €5 million and €10 million, respectively, in 2002, 2001 and 2000. The principal impact of this difference on the balance sheet is to increase non-current assets by €280 million, €558 million, €538 million as of December 31, 2002, 2001 and 2000, respectively, and to adjust long-term borrowings by €(64) million, €436 million and €397 million as of December 31, 2002, 2001 and 2000, respectively.

f)
Cash discounts

        Certain amounts related to cash discounts presented as other non-operating revenues and expenses in the consolidated states of income under French GAAP do not qualify as non-operating items under US GAAP and would be reclassified as a reduction of net sales or cost of goods sold, as appropriate. For each of the years ended December 31, 2002, 2001 and 2000, cash discounts to customers amounting to €38 million, €40 million and €31 million would be reclassified as a reduction of net sales. For each of the years ended December 31, 2002, 2001 and 2000, cash discounts from suppliers amounting to €2 million would be reclassified as a reduction of cost of goods sold.

g)
IRAP

        IRAP is a tax paid in Italy and is required to be classified as part of the income tax in US GAAP.

h)
Minimum pension liability (FAS 87)

        Under US GAAP, the Group is required to recognize a liability related to its pension and postretirement benefit obligations at least equal to the amount by which the accumulated benefit obligation exceeds the market value of plan assets. When recognized, the counterpart to the additional liability is either an intangible asset or a separate component of equity (accumulated other comprehensive income). For the Group, the counterpart is net equity. Under French GAAP, the additional pension liability is not recognized in the balance sheet.

i)
Application of FAS 142

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No 141 and 142. These Statements establish new accounting and reporting standards for goodwills and other non amortized intangible assets and in particular, supersede their amortization by an impairment test. These Statements are effective for the Group from July 1, 2001 for the new acquisitions and from January 1, 2002 for the former ones.

        The impairment tests have to be applied at the reporting entity level on an annual basis and for the first time on January 1, 2002.

        As of January 1, 2002 and as of December 30, 2002, Legrand applied these Statements for every significant goodwill and used the following assumptions and parameters:

  •
  A weighted average cost of capital of 7.40% as of January 1, 2002 and 8.50% as of December 31, 2002

  •
  A increase rate for the cash of 2.00%

  •
  A year 2001 considered as a temporary decline of the economy. A recovery is assumed to occur after the end of 2002.

        Pursuant to this new statement, the Group reversed the amortization expenses of goodwills registered under French GAAP (€44 million) and the tax benefit recorded where goodwill is tax deductible (€6 million). In addition, the Group wrote off the goodwill related to its United Kingdom subsidiary (€12 million).

j)
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

        We adopted SFAS 143 on January 1, 2003 and do not anticipate that the adoption of SFAS 143 will have a material impact on our consolidated results of operations, financial position or cash flows.

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

        In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections. The principal change is that certain gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS 4") will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. We adopted SFAS 145 on January 1, 2003 and anticipate that the adoption of SFAS 145 will not have a material impact on our consolidated results of operations, financial position or cash flows.

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

        In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of SFAS 5, Accounting for Contingencies, SFAS 57 Related Party Disclosures, and SFAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, with an interpretation of SFAS 5, which is being superseded. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize a liability at fair value, for the obligations assumed under that guarantee and must disclose, on a prospective basis, guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements for periods ending after

December 15, 2002. Management has not yet determined the impact of the adoption of FIN 45 on our consolidated financial condition, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin ("ARB") No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after June 15, 2003.

        We have not yet determined what impact, if any, adoption of FIN No. 46 will have on our consolidated results of operations, financial position, or cash flows.

QuickLinks

TABLE OF CONTENTS [TO BE UPDATED]
FORWARD-LOOKING STATEMENTS
DEFINITIONS AND MARKET INFORMATION
MARKET AND INDUSTRY DATA
PRESENTATION OF OUR FINANCIAL INFORMATION
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
Factors Related to the Economic and Legal Environment
Risk Factors Related to the Yankee bonds
  Item 4. Information on Legrand
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions.
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
SIGNATURE
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITOR'S REPORT to the Shareholders and Board of Directors of Legrand S.A.
Legrand SA Consolidated statements of income For the year ended December 31
Legrand SA Consolidated balance sheets As of December 31
Legrand SA Consolidated statements of cash flows For the year ended December 31
Legrand SA Consolidated statements of shareholders equity
Legrand SA Notes to consolidated financial statements